As filed with the Securities and Exchange Commission on January 2
9
, 2024
Securities Act
Registration No. 333-219127
Investment Company
Registration No. 811-23270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 10	☒
and/or
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 13	☒

Blackstone Floating Rate Enhanced Income Fund
(Exact Name of Registrant as Specified in Charter)

345 Park Avenue
31st Floor
New York,
NY
10154
(Address of Principal Executive Offices)
(877)
876-1121
(Registrant’s Telephone Number, Including Area Code)
Marisa J. Beeney, Esq.
Blackstone Alternative Credit Advisors LP
345 Park Avenue, 31st Floor
New York,
NY
10154
(Name and Address of Agent for Service)

Copies to:
Rajib Chanda, Esq.
Christopher P. Healey, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

Approximate Date of Commencement of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
No new interests in the Registrant are being registered by this filing. Registration fee was paid in connection with Registrant’s previous filings.

PROSPECTUS
B
LACKSTONE
F
LOATING
R
ATE
E
NHANCED
I
NCOME
F
UND
INSTITUTIONAL CLASS I COMMON SHARES
ADVISORY CLASS D COMMON SHARES
BROKERAGE CLASS T COMMON SHARES
BROKERAGE CLASS
T-I
COMMON SHARES
BROKERAGE CLASS U COMMON SHARES

The Fund.
Blackstone Floating Rate Enhanced Income Fund (the “Fund”) is a diversified, closed-end
management investment company that continuously offers its shares (“Common Shares”) and is operated as an “interval fund.” The Fund was previously classified as a non-diversified
management investment company under the Investment Company Act of 1940 (the “1940 Act”). As a result of ongoing operations, the Fund is now classified as a diversified management investment company. This means that with respect to 75% of the Fund’s total assets, no more than 5% of the Fund’s total assets may be invested in any one issuer or own more than 10% of the outstanding voting securities of such issuer (except, in each case, excepting cash and cash items, U.S. government securities, and securities of other investment companies). The Fund may not resume operating in a non-diversified
manner without first obtaining shareholder approval in accordance with the 1940 Act.
Securities Offered.
The Fund is offering five classes of Common Shares on a continuous basis: Institutional Class I Common Shares (“Class I Shares”), Advisory Class D Common Shares (“Class D Shares”), Brokerage Class T Common Shares (“Class T Shares”), Brokerage
Class T-I
Common Shares
(“Class T-I
Shares”) and Brokerage Class U Common Shares (“Class U Shares”). The Fund has been granted exemptive relief from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.
Investment Objective.
The Fund’s investment objective is to provide attractive current income with low sensitivity to rising interest rates. There can be no assurance that the Fund will achieve its investment objective.
Investment Strategies.
Under normal market conditions, the Fund will invest at least 80% of its Managed Assets in floating rate loans, notes, or bonds. “Managed Assets” means net assets plus the amount of any borrowings for investment purposes. In addition, the Fund may invest up to 20% of its Managed Assets in each of (i) structured products (including, without limitation, the rated debt tranches of collateralized loan obligations (“CLOs”), floating rate mortgage-backed securities and credit linked notes), (ii) derivatives, including credit derivatives, (iii) warrants and equity securities that are incidental to the Fund’s purchase of floating rate instruments or acquired in connection with a reorganization of a Borrower or issuer, (iv) fixed rate instruments (including, without limitation, high yield corporate debt securities, or bonds, or U.S. government debt securities) and (v) equity investments in other investment companies, including exchange-traded funds (“ETFs”). To the extent that a structured product or a security underlying a derivative is, or is composed of, a floating rate instrument, the Fund will not include it for purposes of the Fund’s 80% policy. The Fund may invest in securities of any credit quality, maturity and duration. The Fund may invest in U.S. dollar and
non-U.S.
dollar denominated securities of issuers located anywhere in the world, and of issuers that operate in any industry. In pursuing the Fund’s investment objective, the Adviser (as defined below) seeks to enhance the Fund’s return by the use of leverage.
Substantially all of the Fund’s assets may be invested in instruments that are below investment grade quality. Below investment grade quality instruments are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. and BB+ or lower by Standard & Poor’s Corporation Ratings Group or Fitch Ratings, Inc., or if unrated are determined by the Adviser to be of comparable quality. Instruments of below investment grade quality, commonly referred to as “junk” or “high yield” securities, are regarded as having predominantly speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal.
(continued on next page)

Investing in Common Shares involves certain risks. See “Risks” beginning on page 69 of this prospectus.

	Offering Price (1)	Maximum Sales Load	Proceeds to Fund (2)
Institutional Class I Shares per share	$25.00	$0.00	$25.00
Advisory Class D Shares per share	$25.00	$0.00	$25.00
Brokerage Class T Shares per share	$25.64	$0.64	$25.00
Brokerage Class T-I Shares per share	$25.91	$0.91	$25.00
Brokerage Class U Shares per share	$25.00	$0.00	$25.00
Maximum Offering (3)	$3,000,000,000	$75,000,000	$2,925,000,000

(1)
Class I Shares, Class D Shares and Class U Shares were initially offered at $25.00 per share, and thereafter have been offered on a continuous basis at net asset value (“NAV”) per share. While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, Class D Shares or Class U Shares, if you buy Class I Shares, Class D Shares or Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial intermediary for additional information. Class T Shares were initially offered at $25.64 per share, and thereafter have been offered on a continuous basis at NAV per share, plus a maximum sales load of 2.50% of the offering price.
Class T-I
Shares were initially offered at $25.91 per share, and thereafter have been offered on a continuous basis at NAV per share, plus a maximum sales load of 3.50% of the offering price.

(2)
Through January 31, 2025, the Adviser (as defined below) will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.50% of net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that the Fund’s estimated annualized Specified Expenses for a given month are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within the three-year period after the Adviser bears the expense.

(3)	Assumes an offering of Class T Shares and Class T-I Shares at the maximum sales load.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated January 29, 2024

(continued from cover page)
Interval Fund/Repurchase Offers.
The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, conducts periodic repurchase offers. The Fund has been granted exemptive relief from the SEC that permits the Fund to make monthly repurchase offers of not less than 5% of the Fund’s outstanding Common Shares at NAV and, under normal market conditions, the Board currently expects to authorize a 7.5% offer each month. The Fund has adopted a fundamental policy to make monthly offers to repurchase no less than 5% of its outstanding Common Shares at NAV, reduced by any applicable repurchase fee.
Generally, on the first business day of the month, and in any case at least 7 and no more than 14 calendar days prior to the Repurchase Request Deadline (as defined below), the Fund will send a notice of the monthly repurchase offer to each shareholder. The time and dates by which repurchase offers must be received in good order (“Repurchase Request Deadline”) will generally be 4:00 p.m. Eastern time on the eighth business day of each month. Under normal circumstances, it is expected that the Repurchase Request Deadline will be the same date as the repurchase pricing date. Payment for all Common Shares repurchased pursuant to these offers will be made not later than 7 calendar days after the repurchase pricing date. Payment for Common Shares tendered for repurchase will normally be made by the fourth business day (but in any case no later than the seventh calendar day) following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer.
Risks.
Investing in the Fund involves a high degree of risk. In particular:

•	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•	The Fund will ordinarily pay distributions from its net investment income, if any, once a month; however, the amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.

•
Investors will pay, with regard to Class T Shares and
Class T-I
Shares, a
front-end
sales load of up to 2.50% and 3.50%, respectively. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

•
The Common Shares have no history of public trading, nor is it intended that the Common Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through repurchase offers of Common Shares at NAV, and there is no guarantee that an investor will be able to sell all the Common Shares the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be illiquid. Investing in the Common Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risks” below in this prospectus.

Leverage.
In pursuing the Fund’s investment objective, the Adviser will seek to enhance the Fund’s return by the use of leverage. The Fund uses borrowings, including loans from certain financial institutions and the issuance of debt securities (collectively, “Borrowings”), in an aggregate amount of up to 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after such Borrowings. As of December 31, 2023, the Fund had a credit facility with a financial institution in place under which it had Borrowings representing approximately 32.24% of its total assets, less all liabilities and indebtedness not represented by senior securities. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares (“Preferred Shares”) in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. The Fund’s leverage strategy may not work as planned or achieve its goal. Currently, the Fund has no intention to issue Preferred Shares. See “Leverage,” “Risks—Leverage Risk” and “Description of Shares—Preferred Shares.”
Investment Adviser.
Blackstone Liquid Credit Strategies LLC (the “Adviser”) acts as the Fund’s investment adviser and also provides administrative and compliance oversight services to the Fund. The Adviser, a wholly-owned subsidiary of Blackstone Alternative Credit Advisors LP (collectively with its affiliates in the credit, asset-based finance and insurance asset management business unit of Blackstone (as defined below), “Blackstone Credit & Insurance”), is a registered investment adviser. Blackstone Credit & Insurance is part of the platform of Blackstone Inc. (collectively with its affiliates as the context requires, “Blackstone” and together with Blackstone Credit & Insurance, the “Firm”), which is one of the world’s leading investment firms with total assets under management of over $1.0 trillion as of December 31, 2023. Blackstone’s asset management businesses include investment vehicles focused on real estate, private equity, public debt and equity, growth equity, opportunistic, non-investment
grade credit, real assets and secondary funds, all on a global basis. As of December 31, 2023, total assets under management at Blackstone Credit & Insurance was approximately $318.9 billion.
1
Blackstone Credit & Insurance is focused primarily on Liquid Credit Strategies and Private Credit. Liquid Credit Strategies consists of investments in U.S. and European senior secured loans, high yield bonds, investment grade bonds, CLO securities and single-name corporate credit default swaps. Private Credit consists of investments in U.S. and European direct lending, mezzanine, opportunistic/stressed, energy and renewables, and structured products.
Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle. You should read this prospectus, which concisely sets forth information about the Fund, before deciding whether to invest in the Common Shares, and retain it for future reference. A Statement of Additional Information, dated January 29, 2024, containing additional information about the Fund, has been filed with the Securities and Exchange Commission and, as amended from time to time, is incorporated by reference in its entirety into this prospectus. You may request a free copy of the Statement of Additional Information, annual and semi-annual reports to shareholders (when available), and additional information about the Fund and make shareholder inquiries by calling toll-free
(844) 702-1299,
by writing to the Fund or visiting the Fund’s website (http://www.bgflx.com). You can access the same documents, including any materials incorporated by reference, free from the Securities and Exchange Commission’s website (http://www.sec.gov). You may also
e-mail
requests for these documents to publicinfo@sec.gov.
Common Shares do not represent a deposit or obligation of and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

1	Blackstone Credit & Insurance’s AUM is a combined figure inclusive of Blackstone Credit & Insurance’s and Harvest Fund Advisors LLC’s businesses.

You should rely only on the information contained in or
incorporated
by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

i
PROSPECTUS SUMMARY
This is only a summary of certain information contained in this prospectus relating to Blackstone Floating Rate Enhanced Income Fund (the “Fund”). This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the “SAI”).

The Fund	Blackstone Floating Rate Enhanced Income Fund is a diversified, closed-end
management investment company that continuously offers its shares (“Common Shares”) and is operated as an “interval fund.” The Fund was previously classified as a non-diversified
fund for purposes of the Investment Company Act of 1940 (the “1940 Act”). As a result of ongoing operations, the Fund is now classified as a diversified management investment company. This means that with respect to 75% of the Fund’s total assets, no more than 5% of the Fund’s total assets may be invested in any one issuer or own more than 10% of the outstanding voting securities of such issuer (except, in each case, excepting cash and cash items, U.S. government securities, and securities of other investment companies). The Fund may not resume operating in a non-diversified
manner without first obtaining shareholder approval in accordance with the 1940 Act. Throughout the prospectus, we refer to Blackstone Floating Rate Enhanced Income Fund simply as the “Fund,” “we,” “us” or “our.” See “The Fund.”

The Offering	The Fund is offering five classes of Common Shares on a continuous basis: Institutional Class I Common Shares (“Class I Shares”), Advisory Class D Common Shares (“Class D Shares”), Brokerage Class T Common Shares (“Class T Shares”), Brokerage
Class T-I
Common Shares
(“Class T-I
Shares”) and Brokerage Class U Common Shares (“Class U Shares”). The Fund has been granted exemptive relief from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.

Class I Shares, Class D Shares and Class U Shares were initially offered at $25.00 per share, and thereafter have been offered on a continuous basis at net asset value (“NAV”) per share. Class T Shares were initially offered at $25.64 per share, and thereafter have been offered on a continuous basis at NAV per share, plus a maximum sales load of 2.50% of the offering price.
Class T-I
Shares were initially offered at $25.91 per share, and thereafter have been offered on a continuous basis at NAV per share, plus a maximum sales load of 3.50% of the offering price. While Class I Shares, Class D Shares and Class U Shares do not impose a front-end
sales charge, if you purchase Class I Shares, Class D Shares or Class U Shares through certain financial intermediaries,

they may directly charge you transaction or other fees in such amount as they may determine. Proceeds from the offering will be held by the Fund’s custodian. Class I Shares, Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares have equal rights and privileges with each other. See “Purchase of Common Shares.”

The Fund and the Distributor (as defined below) reserve the right to reject a purchase order for any reason. Shareholders do not have the right to redeem their Common Shares. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Common Shares.

Minimum Investment	The minimum initial investment for Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares is $10,000 per account. The minimum initial investment for Class I Shares is $1,000,000 per account. The minimum subsequent investment per account for all classes of Common Shares is $1,000. The minimum investment for each class of Common Shares may be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Trustees, and certain employees of Blackstone (as defined below), including its affiliates, vehicles controlled by such employees and their extended family members.

Investment Objective	The Fund’s investment objective is to provide attractive current income with low sensitivity to rising interest rates. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board” or the “Board of Trustees”) without the approval of the holders of a majority of the outstanding Common Shares or Preferred Shares (defined below), if any.

Under normal market conditions, the Fund will invest at least 80% of its Managed Assets in floating rate loans, notes, or bonds. “Managed Assets” means net assets plus the amount of any Borrowings (as defined below) for investment purposes. In addition, the Fund may invest up to 20% of its Managed Assets in each of (i) structured products (including, without limitation, the rated debt tranches of collateralized loan obligations (“CLOs”), floating rate mortgage-backed securities and credit linked notes), (ii) derivatives, including credit derivatives, (iii) warrants and equity securities that are incidental to the Fund’s purchase of floating rate instruments or acquired in connection with a reorganization of a Borrower or issuer, (iv) fixed rate instruments (including, without limitation, high yield corporate debt securities or bonds, or U.S. government debt securities) and (v) equity investments in other investment companies, including ETFs. To the extent that a structured product or a security underlying a derivative is, or is composed of, a floating rate instrument, the Fund will not include it for purposes of the Fund’s 80% policy. The Fund may invest in securities of any credit quality, maturity and duration. The Fund may invest in U.S. dollar and
non-U.S.
dollar denominated securities of issuers located anywhere in the world, and of issuers that operate in any industry. In pursuing the Fund’s investment objective, the Adviser (as defined below) will seek to enhance the Fund’s return by the use of leverage.

Under current market conditions, the Fund anticipates that its portfolio of floating rate instruments will primarily consist of floating rate loans (“Loans”). Loans are made to U.S. and
non-U.S.
corporations, partnerships and other business entities (“Borrowers”) that operate in various industries and geographical regions. Loans pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the London-Interbank Offered Rate (“LIBOR”), or the Secured Overnight Financing Rate (“SOFR”), plus a premium or credit spread. LIBOR is an indicative measure of the average interest rate at which major global banks could borrow from one another, while SOFR measures the cost of overnight borrowings through repurchase agreement transactions collateralized with U.S. Treasury securities. See “Risks— LIBOR Risk.” Substantially all of the Fund’s assets may be invested in instruments, including Loans, that are below investment grade quality. Below investment grade quality instruments are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”) and BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Adviser to be of comparable quality. Instruments of below investment grade quality, commonly referred to as “junk” or “high yield” securities, are regarded as having predominantly speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal.

Illiquid Securities.
The Fund may invest up to 20% of its Managed Assets in securities or other instruments that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies,
i.e.
, securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). To the extent permitted by Rule
23c-3(b)(10)
under the 1940 Act, the Fund may also invest, without limit, in securities that are unregistered or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale (“restricted securities”) if the Adviser determines that such securities are liquid. However, securities that cannot be disposed of within seven days due solely to the Adviser’s compliance policies and procedures will not be subject to the limitations set forth above.

Derivatives
. Under normal market conditions, the use of derivatives by the Fund, other than for hedging purposes, will not exceed 20% of the Fund’s Managed Assets on a mark-to-market
basis. The Fund’s principal investments in derivative instruments may include investments in credit default swaps, total return swaps, credit-linked notes, other credit derivatives, futures transactions, options and options on futures as well as certain currency and interest rate instruments such as foreign currency forward contracts, currency exchange transactions on a spot (
i.e.
, cash) basis, put and call options on foreign currencies and interest rate swaps

Non-U.S.
Currency-Denominated Instruments
. The Fund currently anticipates that it will invest in primarily U.S. dollar denominated instruments. However, the Fund may invest in instruments that are denominated in
non-U.S.
currencies. In order to minimize the impact of currency fluctuations, the Adviser may at times hedge certain or all of the Fund’s investments denominated in foreign currencies into U.S. dollars. Foreign currency transactions in which the Fund is likely to invest include, foreign currency forward contracts, currency exchange transactions on a spot (
i.e.
, cash) basis, and put and call options on foreign currencies. These transactions may be used to hedge against the risk of loss due to changing currency exchange rates. See “Risks—Derivatives Risk.”

For a more complete discussion of the Fund’s portfolio composition, see “The Fund’s Investments.”

Periodic Repurchase Offers	The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, conducts periodic repurchase offers. The Fund has been granted exemptive relief from the SEC that permits the Fund to make monthly repurchase offers of not less than 5% of the Fund’s outstanding Common Shares at NAV and, under normal market conditions, the Board currently expects to authorize a 7.5% offer each month. The Fund has adopted a fundamental policy to make monthly offers to repurchase no less than 5% of its outstanding Common Shares at NAV, reduced by any applicable repurchase fee.

Notification of each monthly repurchase offer will be sent to shareholders at least 7 calendar days before the repurchase request deadline (
i.e.
, the date by which shareholders must tender their Common Shares in response to a repurchase offer) (the “Repurchase Request Deadline”).

Common Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common Shares. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Thus, the Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Risks—Repurchase Offers Risk.” The Fund may impose a repurchase fee of up to 2.00% on Common Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. The Fund has elected not to impose the repurchase fee on repurchases of Common Shares acquired through the reinvestment of dividends and distributions or submitted pursuant to an auto-rebalancing mechanism of a shareholder account, or in cases of redemptions pursuant to death, qualifying disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”)) or divorce

Leverage	In pursuing the Fund’s investment objective, the Adviser will seek to enhance the Fund’s return by the use of leverage. The Fund uses borrowings, including loans from certain financial institutions and the issuance of debt securities (collectively, “Borrowings”), in an aggregate amount of up to 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after such Borrowings. As of December 31, 2023, the Fund had a credit facility with a financial institution in place under which it had Borrowings representing approximately 32.24% of its total assets, less all liabilities and indebtedness not represented by senior securities. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares (“Preferred Shares”) in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. The Fund’s leverage strategy may not work as planned or achieve its goal. Currently, the Fund has no intention to issue Preferred Shares. See “Leverage,” “Risks—Leverage Risk” and “Description of Shares— Preferred Shares.”

Leverage creates risk for the holders of Common Shares of the Fund (the “common shareholders”), including the likelihood of greater volatility of NAV, and the risk that fluctuations in interest rates on Borrowings or in the dividend rates on any Preferred Shares may affect the return to the common shareholders or may result in fluctuations in the dividends paid on the Common Shares. There can be no assurance that any leveraging strategy the Fund employs will be successful during any period in which it is employed. See “Risks— Leverage Risk.”

Distributions	The Fund distributes substantially all of its net investment income to common shareholders in the form of dividends. The Fund declares income dividends daily and distributes them monthly to common shareholders of record. In addition, the Fund distributes any net capital gains it earns from the sale of portfolio securities to common shareholders no less frequently than annually. Net short-term capital gains may be paid more frequently.

Cash distributions to holders of Common Shares will automatically be reinvested under the Fund’s Dividend Reinvestment Plan (the “Plan”) in additional whole and fractional shares unless you elect to receive your distributions in cash. Investors may terminate their participation in the Plan with prior written notice to us. See “Distributions” and “Dividend Reinvestment Plan.”

Adviser	Blackstone Liquid Credit Strategies LLC (the “Adviser”) acts as the Fund’s investment adviser and also provides administrative and compliance oversight services to the Fund. The Adviser, a wholly-owned subsidiary of Blackstone Alternative Credit Advisors LP (collectively with its affiliates in the credit, asset-based finance and insurance asset management business unit of Blackstone (as defined below), “Blackstone Credit & Insurance”), is a registered investment adviser. Blackstone Credit & Insurance is part of the platform of Blackstone Inc. (collectively with its affiliates as the context requires, “Blackstone” and together with Blackstone Credit & Insurance, the “Firm”), which is one of the world’s leading investment firms with total assets under management of over $1.0 trillion as of December 31, 2023. Blackstone’s asset management businesses include investment vehicles focused on real estate, private equity, public debt and equity, growth equity, opportunistic, non-investment
grade credit, real assets and secondary funds, all on a global basis. As of December 31, 2023, total assets under management at Blackstone Credit & Insurance was approximately $318.9 billion.
2

2	Blackstone Credit & Insurance’s AUM is a combined figure inclusive of Blackstone Credit & Insurance’s and Harvest Fund Advisors LLC’s businesses.

Blackstone Credit & Insurance is focused primarily on Liquid Credit Strategies and Private Credit. Liquid Credit Strategies consists of investments in U.S. and European senior secured loans, high yield bonds, investment grade bonds, CLO securities and single-name corporate credit default swaps. Private Credit consists of investments in U.S. and European direct lending, mezzanine, opportunistic/stressed, energy and renewables, and structured products. In addition, as of December 31, 2022, the Adviser had total assets under management of approximately $32.9 billion.

The Adviser receives a monthly fee at the annual rate of 1.00% of the average daily value of the Fund’s net assets (the “Management Fee”). The Adviser voluntarily waived its Management Fee until June 30, 2018. Between July 1, 2018 and March 31, 2019, the Adviser voluntarily waived a portion of its Management Fee and incrementally stepped up the Management Fee towards the full annual rate. Starting April 1, 2019, the Adviser has received a Management Fee at an annual rate of 1.00% of the average daily value of the Fund’s net assets. See “Management of the Fund—Investment Advisory Agreement.”

Administrator	ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as administrator to the Fund. Under the Administration, Bookkeeping and Pricing Services Agreement (the “Administration Agreement”), ALPS is responsible for calculating the NAV of the Common Shares and generally managing the administrative affairs of the Fund.

ALPS is entitled to receive a monthly fee based on the Fund’s average daily net assets plus out-of-pocket expenses. See “Management of the Fund—Administrator.”

Custodians and Transfer Agent	The Bank of New York Mellon serves as the Fund’s primary custodian. UMB Bank, n.a. serves as the Fund’s custodian for purposes of processing investor subscriptions and repurchases. SS&C GIDS, Inc. (formerly, DST Systems, Inc.) serves as Fund’s transfer agent. See “Custodians and Transfer Agent.”

Distributor	Blackstone Securities Partners L.P. (the “Distributor”) is the principal underwriter and distributor of Class I Shares, Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through other brokers, dealers and other financial intermediaries (“Selling Agents”) that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class T Shares and
Class T-I
Shares purchased by their clients. The Distributor does not retain any portion of the sales load.

Class T Shares and
Class T-I
Shares are sold subject to a maximum sales load of up to 2.50% and 3.50%, respectively, of the offering price. However, purchases of Class T Shares and
Class T-I
Shares may be eligible for a sales load discount. See “Purchase of Common Shares.” While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, Class D Shares or Class U Shares, if you buy Class I Shares, Class D Shares or Class U Shares through certain Selling Agents, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Selling Agent for additional information. Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of shares.

The Fund pays the Distributor an ongoing service fee (the “Service Fee”) that is calculated monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class T Shares,
Class T-I
Shares, Class D Shares and Class U Shares, respectively. The Service Fee is for personal services provided to shareholders and/or the maintenance of shareholder accounts services and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Service Fee to the Selling Agents that sell Class T Shares,
Class T-I
Shares, Class D Shares and Class U Shares. Payment of the Service Fee is governed by the Fund’s Distribution and Service Plan.

In addition, the Fund pays the Distributor an ongoing distribution fee (“Distribution Fee”) that is calculated monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class T Shares,
Class T-I
Shares and Class U Shares. Under FINRA rules, the Distribution Fee is for the sale and marketing of Class T Shares,
Class T-I
Shares and Class U Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class T Shares,
Class T-I
Shares and Class U Shares. All or a portion of the Distribution Fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services that are not required to be paid pursuant to a Service Fee under FINRA rules. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of its Distribution and Service Plan. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan

Class I Shares do not incur a Service Fee or a Distribution Fee.

Unlisted Closed-End Fund Structure; Limited Liquidity
The Fund does not intend to list its Common Shares for trading on any securities exchange. There is currently no secondary market for its Common Shares and the Fund does not expect any secondary market to develop for its Common Shares. Common shareholders are not able to have their Common Shares redeemed or otherwise sell their Common Shares on a daily basis because the Fund is an unlisted closed-end
fund. In order to provide liquidity to common shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Common Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.

Investor Suitability	An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objective and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Allocation of Investment Opportunities	Blackstone Credit & Insurance, including the Adviser, provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit & Insurance may establish (other than the Fund) (collectively the “Other Blackstone Credit & Insurance Clients”). In addition, Blackstone provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone may establish (together with the Other Blackstone Credit & Insurance Clients, the “Other Clients”).

Blackstone Credit & Insurance will share any investment and sale opportunities with such Other Clients and the Fund in accordance with the

Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in this prospectus, certain Other Clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements, provided, however, the Adviser does not anticipate that such priority or other allocation rights will impact the investments available to the Fund in the ordinary course.

Notwithstanding the foregoing, Blackstone Credit & Insurance may also consider the following factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities: (a) the risk-return and target return profile of the proposed investment relative to the Fund’s and the Other Clients’ current risk profiles; (b) the Fund’s and/or the Other Clients’ investment guidelines, restrictions, terms and objectives, including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios’ overall holdings; (c) the need to resize risk in the Fund’s or the Other Clients’ portfolios (including the potential for the proposed investment to create an industry, sector or issuer imbalance in the Fund’s and Other Clients’ portfolios, as applicable) and taking into account any existing non-pro
rata investment positions in the portfolio of the Fund and Other Clients; (d) liquidity considerations of the Fund and the Other Clients, including during a ramp-up
or wind-down of one or more of the Fund or such Other Clients, proximity to the end of the Other Clients’ specified term or investment period, any redemption/withdrawal/repurchase requests, anticipated future contributions and available cash; (e) tax consequences; (f) regulatory or contractual restrictions or consequences; (g) avoiding a de minimis or odd lot allocation; (h) availability and degree of leverage and any requirements or other terms of any existing leverage facilities; (i) the Fund’s or Other Clients’ investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, industry or business sector; (j) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Fund or such Other Clients; (k) the management of any actual or potential conflict of interest; (l) with respect to investments that are made available to Blackstone Credit & Insurance by counterparties pursuant to negotiated trading platforms (
e.g.
, ISDA contracts), the absence of such relationships that may not be available for the Fund and all Other Clients; and (m) any other considerations deemed relevant by Blackstone Credit & Insurance in good faith. See “Risks— Potential Conflicts of Interest Risk”.

In addition, as a registered investment company under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside Other Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities.

The Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest
with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Risks
Investment and Market Risk
. An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in Fund’s Common Shares represents an indirect investment in the portfolio of floating rate instruments, other securities and derivative investments owned by the Fund, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of common shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks. See “Risks—Leverage Risk.”

Repurchase Offers Risk
. As described under “Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to common shareholders, the Fund, subject to applicable law, will conduct repurchase offers for the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund believes that these repurchase offers are generally beneficial to the common shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in an increased expense ratio for common shareholders who do not tender their Common Shares for repurchase, untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (
i.e.
, not reinvesting) payments received in connection with the Fund’s investments and cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect common shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income

If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline, but any such increases in the amounts repurchased may not exceed an aggregate of 2% in any three month period. In the event the Fund determines not to repurchase more than the repurchase offer amount, or if common shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Common Shares (less any additional amounts repurchased in prior repurchase offers within a three month period) as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and common shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, common shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some common shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a particular month, thereby increasing the likelihood that proration will occur. A common shareholder may be subject to market and other risks, and the NAV of Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund will generally be a taxable event to common shareholders.

Large Shareholder Risk
. To the extent a large proportion of Common Shares are held by a small number of common shareholders (or a single common shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these shareholders will seek to sell Common Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Common Shares tendered by a small number of common shareholders (or a single common shareholder) may exceed the number of Common Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by common shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each common shareholder. See “Risks—Repurchase Offers Risk.”

Loans Risk
. Under normal market conditions, the Fund will invest primarily in Loans. The Loans that the Fund may invest in include Loans that are first lien, second lien, third lien or that are unsecured. In addition, the Loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Although most of the Fund’s investments are first lien loans and secured by first lien security interests in the applicable issuer’s assets, if an issuer defaults on its loan there is no guarantee the Fund will be able to recover the principal amount of the loan. Loans are subject to a number of risks described elsewhere in this prospectus, including, but not limited to, credit risk, “covenant-lite” obligations risk, liquidity risk, valuation risk, below investment grade instruments risk and management risk. See “Risks—Below Investment Grade, or High Yield, Instruments Risk,” “—Credit Risk,” “—‘Covenant-lite’ Obligations Risk”, “—Liquidity Risk” and “—Valuation Risk”.

Although certain Loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the Borrower’s obligation in the event of non-payment
of scheduled interest or principal. In the event of the bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Loan. In the event of a decline in the value of the already pledged collateral, if the terms of a Loan do not require the Borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Loans. To the extent that a Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the Borrower. Those Loans that are under-collateralized involve a greater risk of loss. In general, the secondary trading market for Loans is not fully-developed. No active trading market may exist for certain Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most Loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”) or registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No active trading market may exist for some Loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its Loans at prices that approximate those at which the Fund could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of Loans, the Fund’s yield may be lower.

Some Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of Loans.

If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default.

If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Loan may be adversely affected.

The Fund may acquire Loans through assignments or participations. The Fund will typically acquire Loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.

A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The Adviser has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a Loan through a participation.

In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the Borrower or the quality of the Loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Loan than the Fund expected when initially purchasing the participation.

The Fund also may originate Loans or acquire Loans by participating in the initial issuance of the Loan as part of a syndicate of banks and financial institutions, or receive its interest in a Loan directly from the Borrower.

The Adviser has established a counterparty and liquidity committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the counterparty and liquidity committee of the Adviser. The factors considered by the committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.

Below Investment Grade, or High Yield, Instruments Risk
. The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or “high yield” instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.

Lower grade instruments, though higher yielding, are characterized by higher risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated instruments. The retail secondary market for lower grade instruments may be less liquid than that for higher rated instruments. Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade instruments, investors could lose money on their investment in Common Shares of the Fund, both in the short-term and the long-term. See “The Fund’s Investments—Portfolio Composition—Below Investment Grade Instruments.”

“Covenant-lite” Obligations Risk
.
The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan held by the Fund begin to deteriorate in quality, the Fund’s ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay the Fund’s ability to seek to recover its investment.

Valuation Risk
. Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of floating rate instruments may carry more risk than that of common stock.

Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such instrument carried on the Fund’s books.

Liquidity Risk.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund may invest up to 20% of its Managed Assets in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the securities). However, securities that cannot be disposed of within seven days due solely to the Adviser’s compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The Adviser’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period

Some Loans and other instruments are not readily marketable and may be subject to restrictions on resale. Loans and other instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and other instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and other instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

Credit Risk
. Credit risk is the risk that one or more Loans or other instruments in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a Borrower or issuer may provide some protection with respect to the Fund’s investments in certain Loans, losses may still occur because the market value of Loans is affected by the creditworthiness of Borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.

Interest Rate Risk
. The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for Loans or other floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The Federal Reserve has raised interest rates several times beginning in March 2022, and we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on the Fund’s returns.

Structured Products Risk
. The Fund may invest up to 20% of its Managed Assets in structured products, including the rated debt tranches of CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

CLO Risk
. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; (iv) the potential of spread compression in the underlying loans of the

CLOs, which could reduce credit enhancement in the CLOs; and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than the face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

Systematic Strategies Related to Bond Investments Risk
. With respect to the bond portion of the Fund’s portfolio, to the extent to which the proprietary model used by the Adviser (the “Model”) or comparable methods or strategies are employed, certain of the Adviser’s securities analysis methods will rely on the assumption that the companies whose securities are purchased or sold, the rating agencies that review these securities, and other publicly available sources of information about these securities, are providing accurate and unbiased data. While the Adviser is alert to indications that data may be incorrect, there is always a risk that the Adviser’s analysis may be compromised by inaccurate or misleading information.

The Model the Adviser intends to utilize to manage the Fund’s bond investments could lead to unsatisfactory investments. The Adviser might not be able to effectively implement the Model, and there can be no guarantee that the Fund will achieve the desired results.

Certain aspects of the Adviser’s investment process with respect to the Model are dependent on complex proprietary software, which requires constant development and refinement. The Adviser has implemented procedures designed to appropriately control the development and implementation of the Model. However, analytical, coding and implementation errors present substantial risks to complex models and quantitative investment management strategies. The Adviser cannot guarantee that its internal controls will be effective in all circumstances.

The Fund could be negatively affected by undetected software defects or fundamental issues with the Adviser’s method of interpreting and acting upon the Model’s output. The Adviser’s implementation of its investment strategy with respect to the Fund’s bond portfolio utilizing the Model will rely on the analytical and mathematical foundation of the Model and the incorporation of the Model’s outputs into a complex computational environment. Any such strategy is also dependent on the quality of the market data utilized by the Model, changes in credit market conditions, creation and maintenance of the Model’s software and the successful incorporation of the Model’s output into the construction of the Fund’s bond portfolio. There is always a possibility of human error in the creation, maintenance and use of the Model.

Moreover, the Adviser’s portfolio managers exercise discretion in the utilization of the Model, and the investment results of the relevant portion(s) of the Fund’s investments are dependent on the ability of portfolio managers to correctly understand and implement or disregard the Model’s signals. There can be no assurance that utilizing the Model will yield better results than any other investment method.

LIBOR Risk
. The United Kingdom’s Financial Conduct Authority announced a phase out of LIBOR in 2017. Although many LIBOR rates ceased to be published or were no longer representative of the underlying market they sought to measure after December 31, 2021, a selection of widely used U.S. dollar LIBOR rates were published through June 30, 2023 in order to assist with the transition. Further, on March 15, 2022, the Consolidated Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act, was signed into law in the United States. This legislation establishes a uniform benchmark replacement process for financial contracts that mature after June 30, 2023 that do not contain clearly defined or practicable fallback provisions. The Federal Reserve System (FRS), in conjunction with the Alternative Reference Rates Committee (AARC), a steering committee comprised of large U.S. financial institutions, has begun publishing SOFR, which is their preferred alternative rate for U.S. dollar LIBOR, and which is a new index calculated by short-term repurchase agreements, backed by Treasury securities. Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, there remains uncertainty regarding the continued transition away from LIBOR and the nature of any replacement rate. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are in the process of developing in response to these new rates and there has been no global consensus as to an alternative rate. There could be significant operational challenges which could affect the Fund’s performance for the continued transition away from LIBOR. The Fund and its portfolio companies and/or obligors may need to amend or restructure our existing LIBOR-based debt instruments and any related hedging arrangements, depending on the applicable LIBOR tenor. Such amendments and restructurings may be difficult, costly and time consuming. The Fund may invest, or remain invested, in floating rate loans and investment securities whose interest rates are indexed to LIBOR.

Force Majeure Risk
. The Fund may be affected by force majeure events (
e.g.
, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting the Fund. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.

Epidemic and Pandemic Risk
. The world has been susceptible to epidemics/pandemics, most recently
COVID-19,
which has been designated as a pandemic by the World Health Organization. Any outbreak of
COVID-19,
SARS, H1N1/09 flu, respiratory syncytial virus, or RSV, avian flu, other coronavirus, Ebola or other existing or new epidemics/pandemics, or the threat thereof, together with any resulting restrictions on travel or quarantines imposed, has had, and will continue to have, an adverse impact on the economy and business activity globally (including in the countries in which the Fund invests), and thereby is expected to adversely affect the performance of the Fund’s investments and the Fund’s ability to fulfill its investment objectives. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.

Market Disruption and Geopolitical Risk
. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. Likewise, natural and environmental disasters, epidemics or pandemics, and systemic market dislocations may be highly disruptive to economies and markets. See “Risks— Epidemic and Pandemic Risk.” Uncertainties and events around the world may (i) result in market volatility, (ii) have long-term effects on the U.S. and worldwide financial markets and (iii) cause further economic uncertainties in the United States and worldwide. The Fund cannot predict the effects of geopolitical events in the future on the U.S. economy and securities markets.

Additionally, certain of the Fund’s investments may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. For example, the ongoing conflict due to Russia’s invasion of Ukraine, and the ongoing conflict in the Middle East, and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally (including in the countries in which the Fund invests). The severity and duration of these conflicts and their impact on global economic and market conditions are impossible to predict, and as a result, present material uncertainty and risk with respect to the Fund and its investments and operations, and the ability of the Fund to achieve its investment objectives. Sanctions could also result in Russia taking counter measures or retaliatory actions which could adversely impact the Fund’s business or the business of the Fund’s investments, including, but not limited to, cyberattacks targeting private companies, individuals or other infrastructure upon which the Fund’s business and the business of the Fund’s obligors rely.

In addition, the failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund or its obligors have a commercial relationship could adversely affect, among other things, the Fund’s or its obligors’ ability to pursue key strategic initiatives, including by affecting the Fund’s or its obligors’ ability to access deposits or borrow from financial institutions on favorable terms. Additionally, if an obligor has a commercial relationship with a bank that has failed or is otherwise distressed, the obligor may experience issues receiving financial support to support its operations or consummate transactions, to the detriment of its business, financial condition and/or results of operations. The ability of the Fund and its obligors to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.
Recent technological advances in artificial intelligence and machine learning technologies (collectively, “AI Technologies”) have led to an increasing trend toward machine driven and artificially intelligent trading systems, particularly providing such systems with increasing levels of autonomy in trading decisions. Regulators of financial markets have become increasingly focused on the potential impact of AI Technologies on investment activities and may issue regulations that are intended to affect the use of artificial technology in trading activities. Any such regulations may not have the intended effect on financial markets. AI Technologies may suffer from the introduction of errors, defects or security vulnerabilities which can go undetected. AI Technologies and their current and potential future applications including in the investment and financial sectors, as well as the legal and regulatory frameworks within which they operate, continue to rapidly evolve, and it is impossible to predict the full extent of current or future risks related thereto.

Lender Liability Risk
. A number of U.S. judicial decisions have upheld judgments of Borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (b) engages in other inequitable conduct to the detriment of such other creditors; (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a Borrower to the detriment of other creditors of such Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

Because affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

Leverage Risk
. Under current market conditions, the Fund generally utilizes leverage principally through Borrowings in an amount up to 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after such Borrowings. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of Preferred Shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from Borrowings or the issuance of Preferred Shares, if any, are borne entirely by common shareholders. Common Share income may fall if the interest rate on Borrowings or the dividend rate on Preferred Shares rises, and may fluctuate as the interest rate on Borrowings or the dividend rate on Preferred Shares varies. In addition, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to common shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to common shareholders than if the Fund were not so leveraged. In addition, the costs associated with the Fund’s incurrence and maintenance of leverage could increase over time. There can be no assurance that the Fund’s leveraging strategy will be successful.

Any decline in the NAV of the Fund will be borne entirely by common shareholders. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to common shareholders than if the Fund were not leveraged.

Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral.

Derivatives Risk
. Under normal market conditions, the use of derivatives by the Fund, other than for hedging purposes, will not exceed 20% of the Fund’s Managed Assets on a mark-to-market
basis. The Fund’s use of derivative instruments may be particularly speculative and involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments, and the use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than the Fund’s initial investment in the derivatives. Thus, the use of derivatives may result in losses in excess of principal or greater than if they had not been used. The ability to successfully use derivative instruments depends on the ability of the Adviser. The skills needed to employ derivatives strategies are different from those needed to select a portfolio security and, in connection with such strategies, the Adviser must make predictions with respect to market conditions, liquidity, currency movements, market values, interest rates and other applicable factors, which may be inaccurate. The use of derivative instruments may require the Fund to sell or purchase portfolio securities at inopportune times or for prices below or above the current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise want to sell. The Fund may also have to defer closing out certain derivative positions to avoid adverse tax consequences and there may be situations in which derivative instruments are not elected that result in losses greater than if such instruments had been used. Amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative instruments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain. Changes to the derivatives markets as a result of the Dodd-Frank Act and other government or international regulation may also have an adverse effect on the Fund’s ability to make use of derivative transactions

Rule
18f-4
requires registered investment companies to adopt written policies and procedures reasonably designed to manage their derivatives risks. In the event that the Fund’s derivatives exposure exceeds 10% of its net assets, the Fund will be required to adopt a written derivatives risk management program and comply with a value-at-risk
based limit on leverage risk. The Board of Trustees has an oversight role in ensuring these new requirements are being taken into account and, if required, will appoint a derivatives risk manager to handle the day-to-day
responsibilities of the derivatives risk management program.

18f-4
may impact the manner in which the Fund uses derivatives. In addition, the use of derivatives is subject to other risks, each of which may create additional risk of loss, including liquidity risk, interest rate risk, credit risk and management risk as well as the following risks:

•  Correlation Risk. Imperfect correlation between the value of derivative instruments and the underlying assets of the Fund creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund’s portfolio.

•  Duration Mismatch Risk. The duration of a derivative instrument may be significantly different than the duration of the related liability or asset.

•  Valuation Risk. The prices of derivative instruments, including swaps, futures, forwards and options, are highly volatile and such instruments may subject us to significant losses. The value of such derivatives also depends upon the price of the underlying asset, reference rate or index, which may also be subject to volatility. Actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter
markets in which the Fund may conduct its transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are traded over-the-counter
and not on an exchange.

•  Liquidity Risk. Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets the Fund may not be able to close out a position without incurring a loss.

•  Counterparty Risk. Derivative instruments also involve exposure to counterparty risk, since contract performance depends in part on the financial condition of the counterparty.

In addition, the Adviser may cause the Fund to invest in derivative instruments that are neither presently contemplated nor currently available, but which may be developed in the future, to the extent such opportunities are both consistent with the Fund’s investment objective and legally permissible. Any such investments may expose the Fund to unique and presently indeterminate risks, the impact of which may not be capable of determination until such instruments are developed and/or the Adviser determines to make such an investment on behalf of the Fund.

Counterparty Risk
. The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or the Fund’s hedge counterparty in the case of over-the-counter
(“OTC”) instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to their derivative transactions will affect the value of those instruments. By entering into derivatives, the Fund assumes the risks that theses counterparties could experience financial or other hardships that could call into question their continued ability to perform their obligations. In the case of a default by the counterparty, the Fund could become subject to adverse market movements while replacement transactions are executed. The ability of the Fund to transact business with any one or number of counterparties, the possible lack of a meaningful and independent evaluation of such counterparties’ financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund. Furthermore, concentration of derivatives in any particular counterparty would subject the Fund to an additional degree of risk with respect to defaults by such counterparty.

The Adviser evaluates and monitors the creditworthiness of counterparties in order to ensure that such counterparties can perform their obligations under the relevant agreements. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial or other difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up,
bankruptcy or other analogous proceedings. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying assets. The Fund may obtain only a limited recovery or may obtain no recovery at all in such circumstances. In addition, regulations that were adopted by prudential regulators in 2019 require certain bank-regulated counterparties and certain of their affiliates to include in certain financial contracts, including many derivatives contracts, terms that delay or restrict the rights of counterparties, such as the Fund, to terminate such contracts, foreclose upon collateral, exercise other default rights or restrict transfers of credit support in the event that such counterparty and/or its affiliates are subject to certain types of resolution or insolvency proceedings.

Certain categories of interest rate and credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared OTC derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house’s obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Fund. Counterparty risk with respect to certain exchange-traded and over-the-counter
derivatives may be further complicated by recently enacted U.S. financial reform legislation. See “—Derivatives Legislation and Regulatory Risk” below.

Potential Conflicts of Interest Risk
. The Adviser is subject to certain conflicts of interest in its management of the Fund. These conflicts arise primarily from the involvement of the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates in other activities that may conflict with those of the Fund. The Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates may engage in activities where the interests of certain divisions of the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates or the interests of their clients may conflict with the interests of the Fund or the common shareholders. Other present and future activities of the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates may give rise to additional conflicts of interest, which may have a negative impact on the Fund.

In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, Blackstone has implemented certain policies and procedures (
e.g.
, information walls) that may reduce the positive firm-wide synergies that the Adviser may have potentially utilized for purposes of finding attractive investments. Additionally, Blackstone may limit a client and/or its portfolio companies from engaging in agreements with or related to companies in which any fund of Blackstone has or has considered making an investment or which is otherwise an advisory client of Blackstone and/or from time to time restrict or otherwise limit the ability of the Fund to make investments in or otherwise engage in businesses or activities competitive with companies or other Blackstone Clients (as defined below), either as result of contractual restrictions or otherwise. Finally, Blackstone has in the past entered, and is likely in the future to enter, into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.

As part of its regular business, Blackstone provides a broad range of services other than those provided by the Adviser, including investment banking, underwriting, capital markets syndication and advisory (including underwriting), placement, financial advisory, restructuring and advisory, consulting, asset/property management, mortgage servicing, insurance (including title insurance), monitoring, commitment, syndication, origination, servicing, management consulting and other similar operational and finance matters, healthcare consulting/brokerage, group purchasing, organizational, operational, loan servicing, financing, divestment and other services. In addition, Blackstone may provide services in the future beyond those currently provided. The Fund will not receive a benefit from the fees or profits derived from such services. In such a case, a client of Blackstone would typically require Blackstone to act exclusively on its behalf. This request may preclude all of Blackstone clients (including the Fund) from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Fund. In connection with its other businesses, Blackstone will likely come into possession of information that limits its ability to engage in potential transactions. The Fund’s activities are expected to be constrained as a result of the inability of the personnel of Blackstone to use such information. For example, employees of Blackstone from time to time are prohibited by law or contract from sharing information with members of the Adviser’s investment team that would be relevant to monitoring the Fund’s portfolio and other investment decisions. Additionally, there are expected to be circumstances in which one or more of certain individuals associated with Blackstone will be precluded from providing services related to the Fund’s activities because of certain confidential information available to those individuals or to other parts of Blackstone (
e.g.
, trading may be restricted). Blackstone has long term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Fund, the Adviser will consider those relationships, and may decline to participate in a transaction as a result of such relationships. To the extent permitted by the 1940 Act and any applicable co-investment
order from the SEC, the Fund may also
co-invest
with clients of Blackstone in particular investment opportunities, and the relationship with such clients could influence the decisions made by the Adviser with respect to such investments. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Blackstone may have or transactions or investments Blackstone and its affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund. See

“Management of the Fund—Potential Conflicts of Interest” in the SAI for more information addressing potential conflicts of interest

Limitations on Transactions with Affiliates Risk
. The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of the Fund’s affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Blackstone, Blackstone Credit & Insurance or any of their respective affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the Adviser between the interests of the Fund and the portfolio company, in that the ability of the Adviser to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to us. Although the Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest
with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, it may only do so in accordance with certain terms and conditions that limit the types of transactions the Fund may engage in.

Dependence on Key Personnel Risk
. The Adviser is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the Adviser were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the Adviser may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The Adviser has informed the Fund that the investment professionals associated with the Adviser are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the Adviser may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals

Prepayment Risk . During periods of declining interest rates, Borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to common shareholders. This is known as prepayment or “call” risk. Below investment grade instruments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may redeem a below investment grade instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Loans and the loans underlying CLOs in which the Fund invests typically do not have call protection after a certain period from initial issuance. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be enhanced.

Inflation and Supply Chain Risk
. Economic activity has accelerated across sectors and regions. Certain countries, including the U.S., have recently seen increased levels of inflation. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.

Climate Change Risk
. Climate change creates physical and financial risk and some of the Fund’s obligors may be adversely affected by climate change potentially reducing profitability and ability to satisfy loan obligations. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of the Fund’s obligors if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of the Fund’s obligors’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions.

Regulatory Risk.
Governmental and regulatory actions may have unexpected or adverse consequences on particular markets, strategies, or investments, which may adversely impact the Fund and impair how it is managed. Policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for the Fund and other market participants, could be indirect and may not be fully known for some time.

SUMMARY OF FUND EXPENSES
This table describes the combined fees and expenses of the Fund that you will incur if you buy and hold Common Shares in the Fund. This information is based on the Fund’s fees and expenses for the fiscal period ended September 30, 2023, unless otherwise noted.

	Class I Shares	Class D Shares	Class T Shares	Class T-I Shares	Class U Shares
Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price) (1)	No ne	None	2.50%	3.50%	None
Maximum Repurchase Fee (2)	2.00%	2.00%	2.00%	2.00%	2.00%
Maximum Early Withdrawal Fee	None	None	None	None	None

	Class I Shares	Class D Shares	Class T Shares	Class T-I Shares	Class U Shares
Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management Fee (3)	1.00%	1.00%	1.00%	1.00%	1.00%
Service Fee (4)	None	0.25%	0.25%	0.25%	0.25%
Distribution Fee (5)	None	None	0.25%	0.25%	0.25%
Interest Payments on Borrowed Funds (6)	2.63%	2.63%	2.63%	2.63%	2.63%
Other Expenses (7)	0.80%	4.53%	0.80%	0.89%	0.80%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses (8)	4.44%	8.42%	4.94%	5.03%	4.94%
Fees Waived and/or Expenses Reimbursed (9)	(0.31)%	(4.04)%	(0.31)%	(0.40)%	(0.31)%
Total Annual Fund Operating Expenses After Waiver and/or Reimbursement	4.13%	4.38%	4.63%	4.63%	4.63%

(1)
Blackstone Securities Partners L.P. is the principal underwriter and distributor of Class I Shares, Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through Selling Agents that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class T Shares and
Class T-I
Shares purchased by their clients. The Distributor does not retain any portion of the sales load. Class T Shares and
Class T-I
Shares are sold subject to a maximum sales load of up to 2.50% and 3.50%, respectively, of the offering price. However, purchases of Class T Shares and
Class T-I
Shares may be eligible for a sales load discount. See “Purchase of Common Shares.” While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, Class D Shares or Class U Shares, if you buy Class I Shares, Class D Shares or Class U Shares through certain Selling Agents, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Selling Agent for additional information. Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of shares.

(2)
The Fund imposes repurchase fees of up to 2.00% on Common Shares accepted for repurchase that have been held by an investor for less than one year. Payment of the repurchase fee is made by netting the fee against the repurchase proceeds. The repurchase fee is retained by the Fund for the benefit of remaining common shareholders. If a common shareholder has made multiple purchases and tenders a portion of its Common Shares, the repurchase fee is calculated on a first-in/first-out
basis. See “Periodic Repurchase Offers” below for additional information about Common Share repurchases.

(3)	The Adviser receives a monthly management fee at the annual rate of 1.00% of the average daily value of the Fund’s net assets. See “Management of the Fund—Investment Advisory Agreement.”
(4)
The Fund pays the Distributor a Service Fee that is calculated monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class T Shares,
Class T-I
Shares, Class D Shares and Class U Shares, respectively, for services to common shareholders. The Service Fee is for personal services provided to shareholders and/or the maintenance of shareholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Service Fee to the Selling Agents that sell Class T Shares,
Class T-I
Shares, Class D Shares and Class U Shares. The Service Fee is governed by the Fund’s Distribution and Service Plan.
(5)
The Fund pays the Distributor a Distribution Fee that is calculated monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class T Shares,
Class T-I
Shares and Class U Shares, respectively. Under FINRA rules, the Distribution Fee is for the sale and marketing of Class T Shares,
Class T-I
Shares and Class U Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class T Shares,
Class T-I
Shares and Class U Shares. All or a portion of the Distribution Fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services that are not required to be paid pursuant to a Service Fee under FINRA rules. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of its Distribution and Service Plan. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan.

(6)
Interest Payments on Borrowed Funds for each class is based on estimated amounts for the current fiscal year and assumes the use of leverage in an amount equal to 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities (after the leverage is incurred), and the weighted average annual interest rate on Borrowings of 5.55%. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s borrowings and market interest rates. Interest Payments on Borrowed Funds are required to be treated as an expense of the Fund for accounting purposes.

(7)
“Other Expenses” are estimated amounts for the current fiscal year based on the Fund’s fees and expenses for the year ended September 30, 2023, excludes certain sub-transfer
agency expenses incurred for Class D Shares in the year ended September 30, 2023, and such expenses are not expected to be incurred in future periods. “Other Expenses” include professional fees and other expenses, including, without limitation, SEC filing fees, printing fees, administration fees, transfer agency fees, custody fees, trustee fees and insurance costs.

(8)	“Total Annual Fund Operating Expenses” do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report.
(9)
The Adviser will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) to the extent that, for any calendar month, “Specified Expenses” (as defined below) would exceed the Total Expense Cap (as defined below). “Specified Expenses” of the Fund means all expenses incurred in the business of the Fund, including organizational and certain offering expenses, with the exception of: (i) the Management Fee (as defined in the Fund’s prospectus), (ii) the Service Fee (as defined in the Fund’s prospectus), (iii) the Distribution Fee (as defined in the Fund’s prospectus), (iv) brokerage costs, (v) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vi) taxes, and (vii) extraordinary expenses (as determined in the sole discretion of the Adviser). “Total Expense Cap” means the annual rate of 0.50% of the Fund’s net assets (annualized). The Adviser may discontinue its obligation to waive its compensation or to bear other expenses at any time (i) prior to January 31, 2025 with the written consent of the Board of Trustees and (ii) on or after January 31, 2025 upon written notice to the Fund. If, while the Adviser is the investment manager to the Fund, the estimated annualized Specified Expenses for a given month are less than the Total Expense Cap, the Adviser shall be entitled to reimbursement by the Fund of the compensation waived and other expenses borne by the Adviser on behalf of the Fund pursuant to the Fund’s Expense Limitation and Reimbursement Agreement (the “Reimbursement Amount”) during any of the previous thirty-six
(36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser may recapture a Specified Expense in any year within the thirty-six
month period after the Adviser bears the expense.

Class I Example
1
As required by the relevant SEC regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in Class I Shares in years one through ten and assuming (i) total annual expenses of net assets attributable to Class I Shares remains the same as set forth in the table above, (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at NAV and (iv) application of the Expense Limitation and Reimbursement Agreement through January 31, 2025:

	1 Year		3 Years	5 Years	10 Years
Total Expenses Incurred	$41	*	$132	$223	$455

*
This amount does not reflect the imposition of a repurchase fee of 2.00%. If an investor were to redeem shares that have been held for less than one year and the Fund were to impose the repurchase fee, the costs for year one would be $61.

Class D Example
1
As required by the relevant SEC regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in Class D Shares in years one through ten and assuming (i) total annual expenses of net assets attributable to Class D Shares remains the same as set forth in the table above, (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at NAV and (iv) application of the Expense Limitation and Reimbursement Agreement through January 31, 2025:

	1 Year		3 Years	5 Years	10 Years
Total Expenses Incurred	$44	*	$208	$361	$702

*
This amount does not reflect the imposition of a repurchase fee of 2.00%. If an investor were to redeem shares that have been held for less than one year and the Fund were to impose the repurchase fee, the costs for year one would be $64.

Class T Example
1
As required by the relevant SEC regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in Class T Shares in years one through ten and assuming (i) the maximum sales load, (ii) total annual expenses of net assets attributable to Class T Shares remains the same as set forth in the table above, (iii) a 5% annual return, (iv) reinvestment of all dividends and distributions at NAV and (v) application of the Expense Limitation and Reimbursement Agreement through January 31, 2025:

	1 Year		3 Years	5 Years	10 Years
Total Expenses Incurred	$70	*	$167	$264	$506

*
This amount does not reflect the imposition of a repurchase fee of 2.00%. If an investor were to redeem shares that have been held for less than one year and the Fund were to impose the repurchase fee, the costs for year one would be $90.

Class T-I
Example
1
As required by the relevant SEC regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in
Class T-I
Shares in years one through ten and assuming (i) the maximum sales load, (ii) total annual expenses of net assets attributable to
Class T-I
Shares remains the same as set forth in the table above, (iii) a 5% annual return, (iv) reinvestment of all dividends and distributions at NAV and (v) application of the Expense Limitation and Reimbursement Agreement through January 31, 2025:

	1 Year		3 Years	5 Years	10 Years
Total Expenses Incurred	$80	*	$177	$275	$518

*
This amount does not reflect the imposition of a repurchase fee of 2.00%. If an investor were to redeem shares that have been held for less than one year and the Fund were to impose the repurchase fee, the costs for year one would be $100.

Class U Example
1
As required by the relevant SEC regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in Class U Shares in years one through ten and assuming (i) total annual expenses of net assets attributable to Class U Shares remains the same as set forth in the table above, (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at NAV and (iv) application of the Expense Limitation and Reimbursement Agreement through January 31, 2025:

	1 Year		3 Years	5 Years	10 Years
Total Expenses Incurred	$46	*	$146	$245	$494

*
This amount does not reflect the imposition of a repurchase fee of 2.00%. If an investor were to redeem shares that have been held for less than one year and the Fund were to impose the repurchase fee, the costs for year one would be $66.

(1)
The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on the purchase of Class I Shares, Class D Shares or Class U Shares, which are not reflected in the example.

FINANCIAL HIGHLIGHTS
The information contained in the table below sets forth selected information derived from the financial statements contained in the Fund’s annual report for the year ended September 30, 2023 (the “Annual Report”), which have been audited by Deloitte & Touche LLP (“Deloitte”).
Deloitte’s report, along with the Fund’s annual financial statements, is included in the Annual Report. The information provided below should be read in conjunction with the Annual Report and the notes accompanying the report. The Annual Report has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov, and is also available upon request by calling toll-free
(844) 702-1299.
The Fund’s financial statements for the year ended September 30, 2023 are incorporated by reference into the SAI, dated January 2
9
, 2024, which is available upon request.

Blackstone Floating Rate Enhanced Income Fund—Class I
Financial Highlights
For a Share Outstanding Throughout the Periods Indicated

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Period January 18, 2018 (Commencement of Operations) to September 30, 2018
PER SHARE OPERATING PERFORMANCE:
Net asset value—beginning of period	$20.74	$24.16	$22.85	$24.24	$25.00	$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	2.08	1.40	1.44	1.46	1.66	0.90
Net realized and unrealized gain/(loss) on investments and unfunded loan commitments	0.99	(3.43)	1.23	(1.41)	(0.76)	(0.01)
Total Income/(Loss) from Investment Operations	3.07	(2.03)	2.67	0.05	0.90	0.89

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(2.07)	(1.39)	(1.36)	(1.44)	(1.66)	(0.89)
Total Distributions to Shareholders	(2.07)	(1.39)	(1.36)	(1.44)	(1.66)	(0.89)
REDEMPTION FEES ADDED TO PAID-IN-CAPITAL	0.00 (b)	0.00 (b)	0.00 (b)	0.00 (b)	0.00 (b)	—
Net asset value—end of period	$21.74	$20.74	$24.16	$22.85	$24.24	$25.00

Total Investment Return—Net Asset Value (c)	15.53%	(8.75%)	11.93%	0.49%	3.82%	3.61%

RATIOS TO AVERAGE NET ASSETS
Total expenses before reimbursement from Adviser and Advisory fee waiver	4.43%	2.51%	2.17%	2.63%	3.30%	3.40	% (d)

Advisory Fee	1.00%	1.00%	1.00%	1.00%	1.00%	1.00	% (d)
Expenses before reimbursement from Adviser and Advisory fee waiver	0.80%	0.65%	0.63%	0.60%	0.73%	1.60	% (d)
Interest on leverage	2.63%	0.86%	0.54%	1.03%	1.57%	0.80	% (d)

Reimbursement from Adviser and Advisory fee waiver	(0.31%)	(0.20%)	(0.28%)	(0.27%)	(0.59%)	(2.15	%) (d)

Total expenses after reimbursement from Adviser and Advisory fee waiver	4.12%	2.31%	1.89%	2.36%	2.71%	1.25	% (d)

Excluded expenses (e)	(3.63%)	(1.86%)	(1.54%)	(2.01%)	(2.36%)	(0.90	%) (d)

Total expenses, net of excluded expenses, after reimbursement from Adviser and Advisory fee waiver	0.49%	0.45%	0.35%	0.35%	0.35%	0.35	% (d)

Net investment income	9.85%	6.06%	6.04%	6.42%	6.82%	5.17	% (f)
Net assets, end of period (000s)	$127,892	$145,395	$166,404	$132,194	$215,196	$187,942
Portfolio turnover rate	75%	77%	98%	87%	72%	40	% (g)

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Period January 18, 2018 (Commencement of Operations) to September 30, 2018
LEVERAGE FACILITY:
Aggregate principal amount, end of period (000s)	$115,050	$132,050	$148,700	$148,000	$188,500	$115,000
Average borrowings outstanding during the period (000s)	$113,825	$147,100	$146,669	$166,950	$168,989	$61,100	(h)
Asset coverage, end of period per $1,000 (i)	$3,132	$3,104	$3,218	$3,066	$3,083	$3,658

(a)	Calculated using average Common Shares outstanding.
(b)	Less than $0.005 per share.
(c)
Total investment return is calculated assuming a purchase of common share at the opening on the first day and a sale at closing on the last day of each period reported. Dividends and distributions are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns do not reflect brokerage commissions, if any, and are not annualized.

(d)	Financial ratios have been annualized except for non-recurring costs such as audit, offering and organizational costs.
(e)	Represents expenses excluded from reimbursement by the Adviser, as defined in the Expense Limitation and Reimbursement Agreement. See Note 3 to the Fund’s financial statements in the Annual Report.
(f)	Annualized.
(g)	Percentage represents the results for the period and is not annualized.
(h)	Since first borrowing was made on March 6, 2018.
(i)
Calculated by subtracting the Fund’s total liabilities (excluding the principal amount of Tranche A Leverage Facility) from the Fund’s total assets and dividing by the principal amount of the Leverage Facility and then multiplying by $1,000.

Blackstone Floating Rate Enhanced Income Fund—Class T
Financial Highlights
For a Share Outstanding Throughout the Periods Indicated

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Period May 7, 2018 (Commencement of Operations) to September 30, 2018
PER SHARE OPERATING PERFORMANCE:
Net asset value—beginning of period	$20.71	$24.12	$22.81	$24.19	$24.94	$25.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	1.97	1.28	1.32	1.33	1.53	0.58
Net realized and unrealized gain/(loss) on investments and unfunded loan commitments	0.98	(3.42)	1.23	(1.39)	(0.75)	(0.09)

Total Income/(Loss) from Investment Operations	2.95	(2.14)	2.55	(0.06)	0.78	0.49

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(1.96)	(1.27)	(1.24)	(1.33)	(1.54)	(0.55)

Total Distributions to Shareholders	(1.96)	(1.27)	(1.24)	(1.33)	(1.54)	(0.55)

REDEMPTION FEES ADDED TO PAID-IN-CAPITAL	0.00 (b)	—	0.00 (b)	0.01	0.01	—
Net asset value—end of period	$21.70	$20.71	$24.12	$22.81	$24.19	$24.94

Total Investment Return—Net Asset Value (c)	14.91%	(9.19%)	11.39%	0.02%	3.33%	2.00%

RATIOS TO AVERAGE NET ASSETS
Total expenses before reimbursement from Adviser and Advisory fee waiver	4.92%	3.00%	2.66%	3.12%	3.86%	3.90	% (d)

Advisory Fee	1.00%	1.00%	1.00%	1.00%	1.00%	1.00	% (d)
Expenses before reimbursement from Adviser and Advisory fee waiver	1.30%	1.15%	1.12%	1.12%	1.29%	1.83	% (d)
Interest on leverage	2.62%	0.85%	0.54%	1.00%	1.57%	1.07	% (d)

Reimbursement from Adviser and Advisory fee waiver	(0.31%)	(0.20%)	(0.27%)	(0.29%)	(0.62%)	(1.85	%) (d)

Total expenses after reimbursement from Adviser and Advisory fee waiver	4.61%	2.80%	2.39%	2.83%	3.24%	2.05	% (d)

Excluded expenses (e)	(4.12%)	(2.35%)	(2.04%)	(2.48%)	(2.89%)	(1.70	%) (d)

Total expenses, net of excluded expenses, after reimbursement from Adviser and Advisory fee waiver	0.49%	0.45%	0.35%	0.35%	0.35%	0.35	% (d)

Net investment income	9.35%	5.55%	5.53%	5.88%	6.31%	5.86	% (f)
Net assets, end of period (000s)	$95,030	$109,363	$138,018	$151,091	$177,032	$117,661
Portfolio turnover rate	75%	77%	98%	87%	72%	40	% (g)

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Period May 7, 2018 (Commencement of Operations) to September 30, 2018
LEVERAGE FACILITY:
Aggregate principal amount, end of period (000s)	$115,050	$132,050	$148,700	$148,000	$188,500	$115,000
Average borrowings outstanding during the period (000s)	$113,825	$147,100	$146,669	$166,950	$168,989	$61,100	(h)
Asset coverage, end of period per $1,000 (i)	$3,132	$3,104	$3,218	$3,066	$3,083	$3,658

(a)	Calculated using average Common Shares outstanding.
(b)	Less than $0.005 per share.
(c)
Total investment return is calculated assuming a purchase of common share at the opening on the first day and a sale at closing on the last day of each period reported. Dividends and distributions are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns do not reflect brokerage commissions, if any, and are not annualized.

(d)	Financial ratios have been annualized except for non-recurring costs such as audit, offering and organizational costs.
(e)	Represents expenses excluded from reimbursement by the Adviser, as defined in the Expense Limitation and Reimbursement Agreement. See Note 3 to the Fund’s financial statements in the Annual Report.
(f)	Annualized.
(g)	Percentage represents the results for the period and is not annualized.
(h)	Since first borrowing was made on March 6, 2018.
(i)
Calculated by subtracting the Fund’s total liabilities (excluding the principal amount of Tranche A Leverage Facility) from the Fund’s total assets and dividing by the principal amount of the Leverage Facility and then multiplying by $1,000.

Blackstone Floating Rate Enhanced Income Fund—Class D
Financial Highlights
For a Share Outstanding Throughout the Periods Indicated

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Period October 1, 2018 (Commencement of Operations) to September 30, 2019
PER SHARE OPERATING PERFORMANCE:
Net asset value—beginning of period	$20.77	$24.19	$22.89	$24.24	$25.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	2.03	1.32	1.38	1.38	1.59
Net realized and unrealized gain/(loss) on investments and unfunded loan commitments	0.91	(3.41)	1.23	(1.38)	(0.74)

Total Income/(Loss) from Investment Operations	2.94	(2.09)	2.61	—	0.85

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(2.02)	(1.33)	(1.31)	(1.39)	(1.61)

Total Distributions to Shareholders	(2.02)	(1.33)	(1.31)	(1.39)	(1.61)

REDEMPTION FEES ADDED TO PAID-IN-CAPITAL	0.07	—	—	0.04	—
Net asset value—end of period	$21.76	$20.77	$24.19	$22.89	$24.24

Total Investment Return—Net Asset Value (b)	15.23%	(8.96%)	11.60%	0.41%	3.57%

RATIOS TO AVERAGE NET ASSETS
Total expenses before reimbursement from Adviser and Advisory fee waiver	51.50%	29.54%	12.26%	2.89%	3.65%
Advisory Fee	1.00%	1.00%	1.00%	1.00%	1.00%
Expenses before reimbursement from Adviser and Advisory fee waiver	47.89%	27.74%	10.72%	0.94%	1.06%
Interest on leverage	2.61%	0.80%	0.54%	0.95%	1.59%

Reimbursement from Adviser and Advisory fee waiver	(47.15%)	(27.05%)	(10.12%)	(0.35%)	(0.67%)

Total expenses after reimbursement from Adviser and Advisory fee waiver	4.35%	2.49%	2.14%	2.54%	2.98%

Excluded expenses (c)	(3.86%)	(2.04%)	(1.79%)	(2.19%)	(2.63%)

Total expenses, net of excluded expenses, after reimbursement from Adviser and Advisory fee waiver	0.49%	0.45%	0.35%	0.35%	0.35%

Net investment income	9.59%	5.69%	5.78%	6.11%	6.57%
Net assets, end of period (000s)	$53	$69	$126	$143	$70
Portfolio turnover rate	75%	77%	98%	87%	72%
LEVERAGE FACILITY:
Aggregate principal amount, end of period (000s)	$115,050	$132,050	$148,700	$148,000	$188,500
Average borrowings outstanding during the period (000s)	$113,825	$147,100	$146,669	$166,950	$168,989
Asset coverage, end of period per $1,000 (d)	$3,132	$3,104	$3,218	$3,066	$3,083

(a)	Calculated using average Common Shares outstanding.

(b)
Total investment return is calculated assuming a purchase of common share at the opening on the first day and a sale at closing on the last day of each period reported. Dividends and distributions are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns do not reflect brokerage commissions, if any, and are not annualized.

(c)	Represents expenses excluded from reimbursement by the Adviser, as defined in the Expense Limitation and Reimbursement Agreement. See Note 3 to the Fund’s financial statements in the Annual Report.
(d)
Calculated by subtracting the Fund’s total liabilities (excluding the principal amount of Tranche A Leverage Facility) from the Fund’s total assets and dividing by the principal amount of the Leverage Facility and then multiplying by $1,000.

Blackstone Floating Rate Enhanced Income
Fund—Class T-I
Financial Highlights
For a Share Outstanding Throughout the Periods Indicated

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Period April 22, 2019 (Commencement of Operations) to September 30, 2019
PER SHARE OPERATING PERFORMANCE:
Net asset value—beginning of period	$21.22	$24.71	$23.38	$24.71	$25.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	2.03	1.32	1.35	1.28	0.67
Net realized and unrealized gain/(loss) on investments and unfunded loan commitments	0.99	(3.51)	1.25	(1.41)	(0.28)

Total Income/(Loss) from Investment Operations	3.02	(2.19)	2.60	(0.13)	0.39

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(2.01)	(1.30)	(1.27)	(1.35)	(0.68)

Total Distributions to Shareholders	(2.01)	(1.30)	(1.27)	(1.35)	(0.68)

REDEMPTION FEES ADDED TO PAID-IN-CAPITAL	—	—	0.00 (b)	0.15	—
Net asset value—end of period	$22.23	$21.22	$24.71	$23.38	$24.71

Total Investment Return—Net Asset Value (c)	14.88%	(9.18%)	11.33%	0.35%	1.58%

RATIOS TO AVERAGE NET ASSETS
Total expenses before reimbursement from Adviser and Advisory fee waiver	5.05%	3.15%	2.95%	4.97%	27.10	% (d)

Advisory Fee	1.00%	1.00%	1.00%	1.00%	1.00	% (d)
Expenses before reimbursement from Adviser and Advisory fee waiver	1.39%	1.27%	1.41%	3.23%	24.49	% (d)
Interest on leverage	2.66%	0.88%	0.54%	0.74%	1.61	% (d)

Reimbursement from Adviser and Advisory fee waiver	(0.40%)	(0.32%)	(0.56%)	(2.37%)	(23.65	%) (d)

Total expenses after reimbursement from Adviser and Advisory fee waiver	4.65%	2.83%	2.39%	2.60%	3.45	% (d)

Excluded expenses (e)	(4.16%)	(2.38%)	(2.04%)	(2.25%)	(3.10	%) (d)

Total expenses, net of excluded expenses, after reimbursement from Adviser and Advisory fee waiver	0.49%	0.45%	0.35%	0.35%	0.35	% (d)
Net investment income	9.37%	5.60%	5.54%	5.74%	6.17	% (f)
Net assets, end of period (000s)	$9,708	$8,136	$8,103	$5,693	$287
Portfolio turnover rate	75%	77%	98%	87%	72%
LEVERAGE FACILITY:
Aggregate principal amount, end of period (000s)	$115,050	$132,050	$148,700	$148,000	$188,500
Average borrowings outstanding during the period (000s)	$113,825	$147,100	$146,669	$166,950	$168,989
Asset coverage, end of period per $1,000 (g)	$3,132	$3,104	$3,218	$3,066	$3,083

(a)	Calculated using average Common Shares outstanding.
(b)	Less than $0.005 per share.

(c)
Total investment return is calculated assuming a purchase of common share at the opening on the first day and a sale at closing on the last day of each period reported. Dividends and distributions are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s dividend reinvestment plan.

Total investment returns do not reflect brokerage commissions, if any, and are not annualized.
(d)	Financial ratios have been annualized except for non-recurring costs such as offering costs.
(e)	Represents expenses excluded from reimbursement by the Adviser, as defined in the Expense Limitation and Reimbursement Agreement. See Note 3 to the Fund’s financial statements in the Annual Report.
(f)	Annualized.
(g)
Calculated by subtracting the Fund’s total liabilities (excluding the principal amount of Tranche A Leverage Facility) from the Fund’s total assets and dividing by the principal amount of the Leverage Facility and then multiplying by $1,000.

Blackstone Floating Rate Enhanced Income Fund—Class U
Financial Highlights
For a Share Outstanding Throughout the Periods Indicated

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Period November 29, 2019 (Commencement of Operations) to September 30, 2020
PER SHARE OPERATING PERFORMANCE:
Net asset value—beginning of period	$21.62	$25.18	$23.82	$25.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	2.06	1.34	1.38	1.09
Net realized and unrealized gain/(loss) on investments and unfunded loan commitments	1.03	(3.57)	1.28	(1.15)

Total Income/(Loss) from Investment Operations	3.09	(2.23)	2.66	(0.06)

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(2.05)	(1.33)	(1.30)	(1.13)

Total Distributions to Shareholders	(2.05)	(1.33)	(1.30)	(1.13)

REDEMPTION FEES ADDED TO PAID-IN-CAPITAL	—	—	0.00 (b)	0.01
Net asset value—end of period	$22.66	$21.62	$25.18	$23.82

Total Investment Return—Net Asset Value (c)	14.94%	(9.19%)	11.36%	0.01%
RATIOS TO AVERAGE NET ASSETS
Total expenses before reimbursement from Adviser and Advisory fee waiver	4.91%	3.02%	2.84%	4.11	% (d)

Advisory Fee	1.00%	1.00%	1.00%	1.00	% (d)
Expenses before reimbursement from Adviser and Advisory fee waiver	1.30%	1.16%	1.30%	2.42	% (d)
Interest on leverage	2.61%	0.86%	0.54%	0.69	% (d)

Reimbursement from Adviser and Advisory fee waiver	(0.31%)	(0.21%)	(0.45%)	(1.58	%) (d)

Total expenses after reimbursement from Adviser and Advisory fee waiver	4.60%	2.81%	2.39%	2.53	% (d)

Excluded expenses (e)	(4.11%)	(2.36%)	(2.04%)	(2.18	%) (d)

Total expenses, net of excluded expenses, after reimbursement from Adviser and Advisory fee waiver	0.49%	0.45%	0.35%	0.35	% (d)

Net investment income	9.35%	5.57%	5.53%	5.66	% (f)
Net assets, end of period (000s)	$12,652	$14,913	$17,168	$16,609
Portfolio turnover rate	75%	77%	98%	87	% (g)
LEVERAGE FACILITY:
Aggregate principal amount, end of period (000s)	$115,050	$132,050	$148,700	$148,000
Average borrowings outstanding during the period (000s)	$113,825	$147,100	$146,669	$166,950
Asset coverage, end of period per $1,000 (h)	$3,132	$3,104	$3,218	$3,066

(a)	Calculated using average Common Shares outstanding.
(b)	Less than $0.005 per share.
(c)
Total investment return is calculated assuming a purchase of common share at the opening on the first day and a sale at closing on the last day of each period reported. Dividends and distributions are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns do not reflect brokerage commissions, if any, and are not annualized.

(d)	Financial ratios have been annualized except for non-recurring costs such as offering costs.
(e)	Represents expenses excluded from reimbursement by the Adviser, as defined in the Expense Limitation and Reimbursement Agreement. See Note 3 to the Fund’s financial statements in the Annual Report.
(f)	Annualized.
(g)	Percentage represents the results for the period and is not annualized.
(h)
Calculated by subtracting the Fund’s total liabilities (excluding the principal amount of Tranche A Leverage Facility) from the Fund’s total assets and dividing by the principal amount of the Leverage Facility and then multiplying by $1,000.

THE FUND
The Fund is a diversified,
closed-end
management investment company that continuously offers its Common Shares and is operated as an “interval fund.” The Fund was previously classified as a non-diversified
fund for purposes of the 1940 Act. As a result of ongoing operations, the Fund is now classified as a diversified management investment company. This means that with respect to 75% of the Fund’s total assets, no more than 5% of the Fund’s total assets may be invested in any one issuer or own more than 10% of the outstanding voting securities of such issuer (except, in each case, excepting cash and cash items, U.S. government securities, and securities of other investment companies). The Fund may not resume operating in a non-diversified
manner without first obtaining shareholder approval in accordance with the 1940 Act. The Fund is a statutory trust organized under the laws of Delaware pursuant to the Declaration of Trust dated as of June 20, 2017, as amended and restated by the Amended and Restated Agreement and Declaration of Trust, dated as of September 27, 2017 (the “Declaration of Trust”). The Fund’s principal office is located at 345 Park Avenue, 31st Floor, New York, NY 10154, and its telephone number is
(877) 876-1121.
USE OF PROCEEDS
The Fund invests the net proceeds of the sale of its Common Shares in accordance with the Fund’s investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately 60 days after receipt of the proceeds, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term, high quality debt securities, money market securities, cash or cash equivalents. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.
THE FUND’S INVESTMENTS
Investment Objective
The Fund’s investment objective is to provide attractive current income with low sensitivity to rising interest rates. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is not fundamental and may be changed by the Board of Trustees without the approval of the holders of a majority of the outstanding Common Shares or Preferred Shares, if any.
Investment Strategies
Under normal market conditions, the Fund will invest at least 80% of its Managed Assets in floating rate loans, notes, or bonds. “Managed Assets” means net assets plus the amount of any Borrowings for investment purposes. In addition, the Fund may invest up to 20% of its Managed Assets in each of (i) structured products (including, without limitation, the rated debt tranches of CLOs, floating rate mortgage-backed securities and credit linked notes), (ii) derivatives, including credit derivatives, (iii) warrants and equity securities that are incidental to the Fund’s purchase of floating rate instruments or acquired in connection with a reorganization of a Borrower or issuer, (iv) fixed rate instruments (including, without limitation, high yield corporate debt securities, or bonds, or U.S. government debt securities) and (v) equity investments in other investment companies, including ETFs. To the extent that a structured product or a security underlying a derivative is, or is composed of, a floating rate instrument, the Fund will not include it for purposes of the Fund’s 80% policy. The Fund may invest in securities of any credit quality, maturity and duration. The Fund may invest in U.S. dollar and
non-U.S.
dollar denominated securities of issuers located anywhere in the world, and of issuers that operate in any industry. In pursuing the Fund’s investment objective, the Adviser will seek to enhance the Fund’s return by the use of leverage.

Under current market conditions, the Fund anticipates that its portfolio of floating rate instruments will primarily consist of Loans. Loans are made to Borrowers that operate in various industries and geographical regions. Loans pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily LIBOR and SOFR, plus a premium or credit spread. See “Risks—LIBOR Risk.” Substantially all of the Fund’s assets may be invested in instruments, including Loans, that are below investment grade quality. Below investment grade quality instruments are those that, at the time of investment, are rated Ba1 or lower by Moody’s and BB+ or lower by S&P) or Fitch, or if unrated are determined by the Adviser to be of comparable quality. Instruments of below investment grade quality, commonly referred to as “junk” or “high yield” securities, are regarded as having predominantly speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. See “Risks—Below Investment Grade, or High Yield, Instruments Risk.”
The Fund may invest up to 20% of its Managed Assets in securities or other instruments that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies,
i.e.
, securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). To the extent permitted by Rule
23c-3(b)(10),
the Fund may also invest, without limit, in securities that are unregistered or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale (“restricted securities”) if the Adviser determines that such securities are liquid. However, securities that cannot be disposed of within seven days due solely to the Adviser’s compliance policies and procedures will not be subject to the limitations set forth above.
Under normal market conditions, the use of derivatives by the Fund, other than for hedging purposes, will not exceed 20% of the Fund’s Managed Assets on a mark-to-market
basis. The Fund’s principal investments in derivative instruments may include investments in credit default swaps, total return swaps, credit-linked notes, other credit derivatives, futures transactions, options and options on futures as well as certain currency and interest rate instruments such as foreign currency forward contracts, currency exchange transactions on a spot (
i.e.
, cash) basis, put and call options on foreign currencies and interest rate swaps.
The Fund currently anticipates that it will invest in primarily U.S. dollar denominated instruments. However, the Fund may invest in instruments that are denominated in
non-U.S.
currencies. In order to minimize the impact of currency fluctuations, the Adviser may at times hedge certain or all of the Fund’s investments denominated in foreign currencies into U.S. dollars. Foreign currency transactions in which the Fund is likely to invest include, foreign currency forward contracts, currency exchange transactions on a spot (
i.e.
, cash) basis, and put and call options on foreign currencies. These transactions may be used to hedge against the risk of loss due to changing currency exchange rates. See “Risks—Derivatives Risk.”
In pursuing the Fund’s investment objective, the Adviser will seek to enhance the Fund’s return by the use of leverage. The Fund uses Borrowings, in an aggregate amount of up to 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after such Borrowings. Furthermore, the Fund may add leverage to its portfolio through the issuance of Preferred Shares in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. The Fund’s leverage strategy may not work as planned or achieve its goal. Currently, the Fund has no intention to issue Preferred Shares. See “Leverage,” “Risks—Leverage Risk” and “Description of Shares—Preferred Shares.”
Leverage creates risk for the Fund’s common shareholders, including the likelihood of greater volatility of NAV, and the risk that fluctuations in interest rates on Borrowings or in the dividend rates on any Preferred Shares may affect the return to the common shareholders or may result in fluctuations in the dividends paid on the Common Shares. There can be no assurance that any leveraging strategy the Fund employs will be successful during any period in which it is employed. See “Risks—Leverage Risk.”
During temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of the offering of Common Shares are being invested, the Fund may deviate from its investment objective and policies. During such periods, the Fund may invest all or a portion of assets in
U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities;
non-U.S.
government securities that have received the highest investment grade credit rating, certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; credit linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that the Adviser considers consistent with this strategy. It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.
Investment Philosophy
When identifying prospective investment opportunities in floating rate instruments, the Adviser currently relies on fundamental credit analysis in order to minimize the loss of the Fund’s capital. The Adviser expects to invest in companies possessing the following attributes, which it believes helps in achieving the Fund’s investment objective:

•
Leading, defensible market positions
. The Adviser invests in companies that it believes have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Adviser seeks companies that it believes possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

•
Investing in stable companies with positive cash flow
. The Adviser invests in established, stable companies that have demonstrated a record of profitability and cash flows over several economic cycles. The Adviser believes such companies are well-positioned to maintain consistent cash flow to service and repay their obligations and maintain growth in their businesses or market share. The Adviser does not intend to invest in start-up
companies, companies in turnaround situations or companies with speculative business plans.

•
Proven management teams
. The Adviser focuses on investments in which the target company has an experienced management team with an established track record of success. The Adviser typically requires companies to have in place proper incentives to align management’s goals with the Fund’s goals.

•
Private equity sponsorship
. Often the Adviser seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. The Adviser believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise.

•
Diversification relative to other investments
. The Adviser seeks to invest broadly among companies and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Fund’s portfolio.

Systematic Strategies Related to Bond Investments
In pursuing the Fund’s investment objective with respect to the bond portion of the Fund’s portfolio, the Adviser intends to utilize the Model as it deems appropriate. The Model incorporates fundamental balance-sheet information, real-time information embedded in equity and options markets, and a database of historical defaults. The Adviser uses a variety of risk-management tools to produce risk measures for investments that are monitored in “real-time,” providing potential early-warning capabilities and a large investment universe from which the Adviser can shape the Fund’s bond portfolio.

The Model seeks to identify the most liquid, positively mispriced credit issues while minimizing exposure to systematic credit risks. The Adviser seeks to actively diversify exposure in an attempt to mitigate idiosyncratic risk in the Fund’s bond portfolio. If using long and short exposures, the Model selects potentially undervalued and overvalued credits to go long and short, respectively.
Portfolio Composition
The Fund’s portfolio is composed principally of the following investments. A more detailed description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s portfolio investments are contained in the SAI.
Loans
Under current market conditions, the Fund anticipates that its portfolio of floating rate instruments will primarily consist of Loans. The Loans that the Fund may invest in include Loans that are first lien, second lien, third lien or that are unsecured. In addition, the Loans the Fund will invest in will usually be rated below investment grade or may also be unrated. The proceeds of Loans primarily are used to refinance existing debt and for acquisitions, dividends, leveraged buyouts, and general corporate purposes.
Loans typically have rates of interest which are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Loans should decrease. Longer interest rate reset periods generally increase fluctuations in the Fund’s NAV as a result of changes in market interest rates. These base lending rates are primarily LIBOR or SOFR (subject to the LIBOR transition as described in “Risks—LIBOR Risk”) and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
Loans are subject to the risk of
non-payment
of scheduled interest or principal. Such
non-payment
would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. To the extent a Loan is secured, there can be no assurance that the liquidation of any collateral securing a Loan would satisfy the Borrower’s obligation in the event of non-payment
of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral of a secured Loan. The collateral of a secured Loan may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower. Some Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Loans including, in certain circumstances, invalidating such Loans or causing interest previously paid to be refunded to the Borrower. If interest were required to be refunded, it could negatively affect the Fund’s performance.
Loans may not be rated by a rating agency. The amount of public information available with respect to Loans will generally be less extensive than that available for registered or exchange-listed securities. In evaluating the creditworthiness of Borrowers, the Adviser will consider, and may rely in part, on analyses performed by others. To the extent that they are rated by a rating agency, many of the Loans in which the Fund will invest will have been assigned below investment grade ratings by independent rating agencies. If the Loans are not rated, they are likely to be the equivalent of below investment grade quality. The Adviser does not view ratings as the determinative factor in their investment decisions and rely more upon their credit analysis abilities than upon ratings.
The Fund may invest in loans that do not have certain maintenance covenants related to financial ratios, which are often referred to as “covenant-lite.” Currently, approximately 80% of outstanding senior secured loans in the market are covenant-lite, and therefore such loans are widely held by loan market participants. Other important collateral protections will continue to exist in most loan credit agreements, including (i) limitations on restricted payments, (ii) limitations on investments, (iii) limitations on additional debt and liens, and (iv) limitations on asset sales. While the Adviser will seek loans that provide attractive credit protection, the Fund is not limited in the amount of loans it may hold that are covenant-lite. See “Risks—‘Covenant-lite’ Obligations Risk.”
Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most Loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some Loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its Loans at prices that approximate those at which the Fund could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of Loans, the Fund’s yield may be lower. See “Risks—Liquidity Risk.”
The floating or variable rate feature of Loans is a significant difference from typical fixed-income investments that carry significant interest rate risk. The Fund can normally be expected to have less significant interest rate-related fluctuations in its NAV per share than investment companies investing primarily in fixed income securities (other than money market funds and some short term bond funds). When interest rates decline, the value of a fixed income portfolio can normally be expected to rise. Conversely, when interest rates rise, the value of a fixed income portfolio can normally be expected to decline. Although the income available to the Fund will vary, the Adviser expects the Fund’s policy of acquiring interests in floating rate instruments may minimize fluctuations in NAV of the Fund resulting from changes in market interest rates. However, because floating or variable rates on Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund’s NAV. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund’s NAV. A material decline in the Fund’s NAV may impair the Fund’s ability to maintain required levels of asset coverage. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in stock prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Loans and other debt obligations, impairing the Fund’s NAV.
The Fund may purchase and retain in its portfolio Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Loan.
The Fund may use an independent pricing service or prices provided by dealers to value loans and other credit securities at their market value. The Fund will use the fair value method to value Loans or other securities if market quotations for them are not readily available or are deemed unreliable. A security that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures.
Direct Assignments
. The Fund may purchase Loans on a direct assignment basis. If the Fund purchases a Loan on direct assignment, it typically succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. Investments in Loans on a direct assignment basis may involve additional risks to the Fund. For example, if such loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral.
Loan Participations
. The Fund may also purchase, without limitation, participations in Loans, but does not plan to do so extensively. The participation by the Fund in a lender’s portion of a Loan typically will result in the Fund having a contractual relationship only with such lender, not with the Borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by such lender of payments from the Borrower. Such indebtedness may be secured or unsecured. Loan participations typically represent direct participations in a loan to a Borrower, and generally are offered by banks, other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing loan participations, the Fund assumes the credit risk of both the Borrower and the institution that sells the participation. The participation interests in which the Fund invests may not be rated by any rating agency.
Pre-Funded
Letter of Credit Loans
. The Fund may purchase participations in prefunded letter of credit loans (a “prefunded L/C loan”), but does not plan to do so extensively. A prefunded L/C loan is a facility created by the Borrower in conjunction with the agent bank as issuer of a loan, and the prefunded L/C loan is backed by letters of credit (each letter, an “L/C”). Each participant in a prefunded L/C loan (sometimes referred to as a funded letter of credit facility) fully funds its commitment amount to the agent bank for the facility. The funds are invested by the agent bank and held solely to satisfy a prefunded L/C loan lender’s obligation to the agent bank under the facility. The funds paid by the lenders are invested by the agent bank in deposits that pay interest, usually approximating a benchmark rate, such as LIBOR, which goes to the Borrower. Generally, the Borrower, via the agent bank, pays the lenders an interest rate, equivalent to the fully drawn spread plus the benchmark rate, usually LIBOR. The funds are returned to the lender upon termination of the prefunded L/C loan (and upon satisfaction of all obligations). Under the terms of the prefunded L/C loan agreement, a lender may sell and assign all or a portion of its interest in the loan to another lender so long as the other lender is eligible and agrees to the terms and conditions of the prefunded L/C loan agreement.
When the Borrower needs funds, it may draw against the prefunded L/C loan and the agent bank makes payment to the Borrower by withdrawing some of the amount invested as deposits. Consequently, the lenders do not have to advance any additional funds at the time the Borrower draws against the prefunded L/C loan facility. The prefunded L/C loan can be structured from the standpoint of the Borrower as either (i) a revolving credit facility, where the Borrower can reborrow, during the term of the loan, moneys it has paid back to the facility during the term of the loan, or (ii) a delayed draw term loan where the Borrower may not reborrow moneys it has repaid to the facility during the term of the loan.
When the Fund purchases a participation in a prefunded L/C loan, the proceeds of the purchase are deposited in a collateral account, which backs an L/C loan by the agent bank to the Borrower to support trade or other financing. The Fund typically receives interest on the cash collateral account equal to LIBOR or SOFR. In addition, the Fund may also receive a fee, typically similar to the spread paid on the Borrower’s institutional loan. Participations by the Fund in a prefunded L/C loan typically will result in the Fund having a contractual relationship only with the agent bank, not with the Borrower. As a result, the Fund may have the right to receive interest, fees and any repayments, if any, to which it is entitled only from the agent bank selling the participation and only upon receipt by the agent bank of such payments from the Borrower. In connection with purchasing the participation in a prefunded L/C loan, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the prefunded L/C loan. As a result, the Fund may assume the credit risk of both the Borrower and the agent bank selling the participation in a prefunded L/C loan. In the event of the insolvency of the agent bank selling a participation in a prefunded L/C loan, the Fund may be treated as a general creditor of such agent bank. The agent bank will likely conduct its principal business activities in the banking, finance and financial services industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Reserve Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.
Below Investment Grade Instruments
The Fund anticipates that substantially all of Fund’s assets, including its investments in Loans, may be invested in instruments rated below investment grade, such as those rated Ba1 or lower by Moody’s and BB+ or lower by S&P or Fitch or instruments comparably rated by other rating agencies, or in unrated instruments determined by the Adviser to be of comparable quality. Instruments rated Ba1 or lower by Moody’s are judged to have speculative elements, their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Instruments rated BB+ or lower by S&P or Fitch are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.
Lower grade instruments, though higher yielding, are characterized by higher risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated instruments. The retail secondary market for lower grade instruments may be less liquid than that of higher rated instruments. Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV.
The prices of credit instruments generally are inversely related to interest rate changes; however, the price volatility caused by fluctuating interest rates of instruments also is inversely related to the coupon of such instruments. Accordingly, lower grade instruments may be relatively less sensitive to interest rate changes than higher quality instruments of comparable maturity, because of their higher coupon. This higher coupon is what the investor receives in return for bearing greater credit risk. The higher credit risk associated with lower grade instruments potentially can have a greater effect on the value of such instruments than may be the case with higher quality issues of comparable maturity, and will be a substantial factor in the Fund’s relative share price volatility.
Illiquid Securities
The Fund may invest up to 20% of its Managed Assets in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies,
i.e.
, securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). Investments currently considered to be illiquid include, among others, repurchase agreements not entitling the holder to repayment of principal and payment of interest within seven days, non-government
stripped fixed-rate mortgage-backed securities, and
over-the-counter
options and other derivatives. In the absence of readily available market quotations, the valuation designee will price illiquid investments at a fair value as determined in good faith, subject to the oversight of the Board of Trustees. Valuing illiquid securities typically requires greater judgment than valuing securities for which there is an active trading market. The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of illiquid securities. Investment of the Fund’s assets in illiquid securities may restrict the Fund’s ability to take advantage of market opportunities. Securities that cannot be disposed of within seven days due solely to the Adviser’s compliance policies and procedures will not be subject to the limitations set forth above.
The Fund may invest in restricted securities, which are securities that may not be sold to the public without an effective registration statement under the Securities Act. The restriction on public sale may make it more difficult to value such securities, limit the Fund’s ability to dispose of them and lower the amount the Fund could realize upon their sale. Because they are not registered, restricted securities may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. In recognition of the increased size and liquidity of the institutional market for unregistered securities and the importance of institutional investors in the formation of capital, the SEC adopted Rule 144A under the Securities Act. Rule 144A is designed to facilitate efficient trading among institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by the Fund qualify under Rule 144A and an institutional market develops for those securities, the Fund likely will be able to dispose of the securities without registering them under the Securities Act. To the extent that institutional buyers become, for a time, uninterested in purchasing these securities, investing in Rule 144A securities could increase the level of the Fund’s illiquidity.
Non-U.S.
Instruments
The Fund may invest in
Non-U.S.
Instruments. Some
Non-U.S.
Instruments may be less liquid and more volatile than securities of comparable U.S. issuers. Similarly, there is less volume and liquidity in most foreign securities markets than in the United States and, at times, greater price volatility than in the United States.
Because evidences of ownership of such securities usually are held outside the United States, the Fund will be subject to additional risks if it invests in
Non-U.S.
Instruments, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Because
Non-U.S.
Instruments may trade on days when Common Shares are not priced, NAV can change at times when Common Shares cannot be sold.
Certain of the Fund’s investment in foreign fixed income securities may be denominated in currencies other than the U.S. dollar. To the extent the Fund invests in such instruments, the value of the assets of the Fund as measured in U.S. dollars will be affected by changes in exchange rates. Generally, the Fund’s currency exchange transactions will be conducted on a spot (
i.e.
, cash) basis at the spot rate prevailing in the currency exchange market. The cost of the Fund’s currency exchange transactions will generally be the difference between the bid and offer spot rate of the currency being purchased or sold. In order to protect against uncertainty in the level of future currency exchange rates, the Fund is authorized to enter into various currency exchange transactions. See “Risks—Foreign Currency Risk.”
Distressed and Defaulted Instruments
The Fund does not intend to invest in distressed or default instruments, but may end up holding such an instrument as a result of the distress of or default by a Borrower or issuer of an existing loan or fixed-income instrument. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments.
Distressed and defaulted instruments generally present the same risks as investment in below investment grade instruments. However, in most cases, these risks are of a greater magnitude because of the uncertainties of investing in an issuer undergoing financial distress. As discussed above, an issuer of distressed instruments may be in bankruptcy or undergoing some other form of financial restructuring. Interest and/or principal payments on distressed instruments may be in default. Distressed instruments present a risk of loss of principal value, including potentially a total loss of value. Distressed instruments may be highly illiquid and the prices at which distressed instruments may be sold may represent a substantial discount to what the Adviser believes to be the ultimate value of such obligations.
Equity Securities
From time to time the Fund also may invest in or hold common stock and other equity securities incident to the purchase or ownership of a loan or fixed-income instrument or in connection with a reorganization of a

Borrower or other issuer. Investments in equity securities incidental to investments in loans or fixed-income instruments entail certain risks in addition to those associated with investments in loans or fixed-income securities. Common stock represents an equity ownership interest in a company. Historical trends would indicate that common stock is subject to higher levels of volatility and market and issuer-specific risk than debt securities. The value of the equity securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Fund’s NAV. In addition, the Adviser and/or the Fund frequently may possess material non-public
information about a Borrower or issuer as a result of its ownership of a loan or fixed-income security of a Borrower or issuer. Because of prohibitions on trading in securities while in possession of material non-public
information, the Fund might be unable to enter into a transaction in a security of the Borrower or issuer when it would otherwise be advantageous to do so.
Other Fixed-Income Instruments
The Fund may invest in fixed-income instruments, such as high yield corporate debt securities, or bonds, or U.S. government debt securities. The issuer of a fixed-income instrument pays the investor a fixed- or variable- rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Holders of fixed-income bonds as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors but are generally subordinate to any existing lenders in the issuer’s capital structure. Fixed-income instruments may be secured or unsecured. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond, especially a fixed-rate bond, will generally rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the market place. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate fixed-income instruments usually yield more than government or agency bonds due to the presence of credit risk.
Other Investment Companies
The Fund may invest up to 20% of its Managed Assets in securities of other open-or closed-end
investment companies, including ETFs, to the extent that such investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act, including Section 12(d)(1) and interpretations or modifications by the SEC thereunder. Section 12(d)(1) of the 1940 Act prohibits, in certain circumstances, the Fund from acquiring more than 3% of the voting shares of any other investment company, and from investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Rule
12d1-4
under the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end
fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end
fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash (such as the period shortly after the Fund receives the proceeds of the offering of its Common Shares) or when the Adviser believes share prices of other investment companies offer attractive values. The Fund may invest in investment companies that are advised or sub-advised
by the Adviser or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses and would remain subject to payment of the Fund’s management fees (except with respect to investments in affiliated investment companies) and other expenses with respect to assets so invested. Common shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The Fund does not charge management fees with respect to the portion of its net assets invested in affiliated investment companies.
Temporary Strategies;
Invest-Up
Period
During the period in which the net proceeds of this offering of Common Shares are being invested or during periods in which the Adviser determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit the Fund, the Fund may temporarily depart from its investment strategy. During these periods, the Fund may deviate from its investment strategy and invest all or any portion of its assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities;
non-U.S.
government securities which have received the highest investment grade credit rating, certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; credit linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that the Adviser considers consistent with this strategy. It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.
Commercial Paper
. Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.
Certificates of Deposit
. Certificates of deposit are certificates that are issued against funds deposited in a commercial bank for a definite period of time and that earn a specified return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.
Fixed Time Deposits
. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are generally no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. The Fund may also hold funds on deposit with its custodian bank in an interest-bearing account for temporary purposes.
Bankers’ Acceptances
. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity.
Other Investment Techniques
Derivatives
Under normal market conditions, the use of derivatives by the Fund, other than for hedging purposes, will not exceed 20% of the Fund’s Managed Assets on a mark-to-market
basis. The Fund’s principal investments in derivative instruments may include investments in credit default swaps, total return swaps, credit-linked notes, other credit derivatives, futures transactions, options and options on futures as well as certain currency and interest rate instruments such as foreign currency forward contracts, currency exchange transactions on a spot (
i.e.
, cash) basis, put and call options on foreign currencies and interest rate swaps.

Credit Default Swaps
. A credit default swap is a bilateral contract that enables an investor to buy or sell protection against a defined-issuer credit event. The Fund enters into credit default swap agreements and may enter into such agreements either as a buyer or a seller. The Fund may buy protection to attempt to mitigate the risk of default or credit quality deterioration in an individual security or a segment of the market to which it has exposure, or to take a “short” position in individual securities or market segments which it does not own. The Fund may sell protection in an attempt to gain exposure to the credit quality characteristics of particular securities or market segments without investing directly in those securities or market segments.
As the buyer of protection in a credit default swap, the Fund would pay a premium (by means of an upfront payment or a periodic stream of payments over the term of the agreement) in return for the right to deliver a referenced bond or group of bonds to the protection seller and receive the full notional or par value (or other agreed-upon value) upon a default (or similar event) by the issuer(s) of the underlying referenced obligation(s). If no default occurs, the protection seller would keep the premium and would have no further obligation to the Fund. Thus, the cost to the Fund would be the premium paid with respect to the agreement. If a credit event occurs, however, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. The Fund bears the risk that the protection seller may fail to satisfy its payment obligations. If the Fund is a seller of protection in a credit default swap and no credit event occurs, the Fund would generally receive an up-front
payment or a periodic stream of payments over the term of the swap. If a credit event occurs, however, generally the Fund would have to pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As the protection seller, the Fund effectively adds leverage to its portfolio because, in addition to being subject to investment exposure on its assets, the Fund is subject to investment exposure on the notional amount of the swap. Thus, the Fund bears the same risk as it would bear by buying the reference obligations directly, plus the additional risks related to obtaining investment exposure through a derivative instrument.
Total Return Swaps
. The Fund may enter into total return swaps. In a total return swap, the Fund pays another party a fixed or floating short-term interest rate and receives in exchange the total return of underlying loans or debt securities (or pays an equivalent amount, if the total return is negative). If the other party to a total return swap defaults, the Fund’s risk of loss consists of the net amount of total return payments that the Fund is contractually entitled to receive. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap. The Fund would typically have to post collateral to cover potential obligations under the swap. The Fund may use total return swaps for financing, hedging or investment purposes.
Options
. The Fund may purchase put and call options on currencies or securities. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.
As a holder of a put option, the Fund will have the right to sell the securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price. An American style put or call option may be exercised at any time during the option exercise period while a European style put or call option may be exercised only upon expiration. A Bermudan style put or call option may be exercised at any time on fixed dates occurring during the term of the option. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.
Interest Rate Transactions
. The Fund can normally be expected to have less significant interest rate-related fluctuations in its NAV per share than investment companies investing primarily in fixed income securities (other than money market funds and some short term bond funds). However, because floating or variable rates on Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund’s NAV. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund’s NAV. In addition, Loans may allow the Borrower to opt between LIBOR or SOFR-based interest rates and interest rates based on bank prime rates, which may have an impact the Fund’s NAV.
The Fund may use interest rate swaps for risk management purposes only and not as a speculative investment and would typically use interest rate swaps to shorten the average interest rate reset time of the Fund’s holdings. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest (
e.g.
, an exchange of fixed rate payments for floating rate payments). The Fund will only enter into interest rate swaps on a net basis. If the other party to an interest rate swap defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive. The Fund will not enter into any interest rate swap unless the claims-paying ability of the other party thereto is considered to be investment grade by the Adviser. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. These instruments are traded in the over-the-counter
market.
The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would be unfavorably affected.
Foreign Currency Transactions
. The Fund may engage in foreign currency exchange transactions in connection with its investments in foreign securities. The Fund will conduct its foreign currency exchange transactions either on a spot (
i.e.
, cash) basis at the spot rate prevailing in the foreign currency exchange market or through forward contracts to purchase or sell foreign currencies, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.
Forward Foreign Currency Exchange Contracts
. The Fund may enter into forward foreign currency exchange contracts in order to protect against possible losses on foreign investments resulting from adverse changes in the relationship between the U.S. dollar and foreign currencies. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days (usually less than one year) from the date of the contract agreed upon by the parties, at a price and for an amount set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has a deposit requirement, and no commissions are charged at any stage for trades. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the spread) between the price at which they are buying and selling various currencies. However, forward foreign currency exchange contracts may limit potential gains which could result from a positive change in such currency relationships. The Fund does not speculate in foreign currency.
Except for cross-hedges, the Fund will not enter into forward foreign currency exchange contracts or maintain a net exposure in such contracts when it would be obligated to deliver an amount of foreign currency in excess of the value of its portfolio securities or other assets denominated in that currency or, in the case of a “cross-hedge,” denominated in a currency or currencies that the Adviser believes will tend to be closely correlated with that currency with regard to price movements. At the consummation of a forward contract, the Fund may either make delivery of the foreign currency or terminate its contractual obligation to deliver the foreign currency by purchasing an offsetting contract obligating it to purchase, at the same maturity date, the same amount of such foreign currency. If the Fund chooses to make delivery of the foreign currency, it may be required to obtain such currency through the sale of portfolio securities denominated in such currency or through conversion of other assets of the Fund into such currency. If the Fund engages in an offsetting transaction, the Fund will incur a gain or loss to the extent that there is a difference between the forward contract price and the offsetting forward contract price.

It should be realized that this method of protecting the value of the Fund’s portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange which can be achieved at some future point in time. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain should the value of such currency increase. Generally, the Fund will not enter into a forward foreign currency exchange contract with a term longer than one year.
Securities Lending
The Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions up to 33 1/3% of its total assets, less all liabilities and indebtedness not represented by senior securities. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. Government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market
basis in an amount at least equal at all times to the market value of the securities lent. The Adviser, as part of its responsibilities under the investment advisory agreement, invests the Fund’s cash collateral in accordance with the Fund’s investment objective and strategies. The Fund pays the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent.
The Fund may invest only the cash collateral received in accordance with its investment objective, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.
Structured Products
The Fund may invest up to 20% of its Managed Assets in structured products.
Collateralized Loan Obligations
. A CLO is a financing company (generally called a Special Purpose Vehicle or “SPV”), created to reapportion the risk and return characteristics of a pool of assets. While the assets underlying CLOs are typically Loans, the assets may also include (i) unsecured loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in Loans. When investing in CLOs, the Fund will not invest in equity tranches, which are the lowest tranche. However, the Fund may invest in lower rated debt tranches of CLOs, which typically experience a lower recovery, greater risk of loss or deferral or non-payment
of interest than more senior tranches of the CLO. The underlying Loans purchased by CLOs are generally performing at the time of purchase but may become non-performing,
distressed or defaulted. CLOs with underlying assets of
non-performing,
distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of the CLO. The SPV is a company founded solely for the purpose of securitizing payment claims arising out of this diversified asset pool. On this basis, marketable securities are issued by the SPV which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV typically takes place at maturity out of the cash flow generated by the collected claims.
Credit-Linked Notes
. The Fund may purchase credit-linked notes. A credit-linked note is a form of funded credit derivative instrument. It is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). Credit-linked notes are created by embedding a credit default swap in a funded asset to form an investment whose credit risk and cash flow characteristics resemble those of a bond or loan. These credit-linked notes pay an enhanced coupon to the investor for taking on the added credit risk of the reference issuer. In addition to the credit risk of the reference obligations and interest rate risk, the buyer/seller of credit-linked notes is subject to counterparty risk.
Reverse Repurchase Agreements
The Fund may enter into reverse repurchase agreements, under which the Fund will effectively pledge its assets as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the market value of the pledge collateral. At the maturity of the reverse repurchase agreement, the Fund will be required to repay the loan and correspondingly receive back its collateral. While used as collateral, the assets continue to pay principal and interest, which are for the benefit of the Fund.
Repurchase Agreements
The Fund may enter into repurchase agreements, in which the Fund purchases a security from a bank or broker-dealer and the bank or broker-dealer agrees to repurchase the security at the Fund’s cost plus interest within a specified time. If the party agreeing to repurchase should default, the Fund will seek to sell the securities which it holds. This could involve transaction costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. Repurchase agreements maturing in more than seven days are considered to be illiquid securities.
Integration of Sustainability Risk
The European Union Sustainable Finance Disclosure Regulation (“SFDR”) defines “sustainability risks” as environmental, social or governance events or conditions that, if they occur, could cause an actual or a potential material negative impact on the value of the investment. The Adviser has integrated sustainability risks, as a sub-set
of risks generally that could cause an actual or potential material negative impact on the value of an investment, as part of its investment decision-making process for the Fund. If appropriate for an investment, the Adviser may conduct sustainability risk-related due diligence and/or take steps to mitigate sustainability risks and preserve the value of the investment. Further information on the manner in which sustainability risks are integrated into investment decisions, including any relevant policies, is available to investors at the registered office of the Adviser. The Fund may be exposed to certain potential sustainability risks as, amongst others, reflected in “Risks—Sustainability Risks.” Notwithstanding the foregoing, sustainability risks will not be relevant to certain non-core
activities undertaken by the Fund (for example, hedging).
As of the date hereof, the portfolio of the Fund is comprised of different investments that may change over time as a result of specific investment decisions made and accordingly the identification and assessments of risks, including sustainability risks, will take place on an investment-by-investment
basis as noted above. The Adviser’s assessment is that integration of sustainability risks in investment decisions, combined with a diversified portfolio appropriate for the Fund in light of its investment objective and strategy, should help mitigate the potential material negative impact of sustainability risks on the returns of the Fund, although there can be no assurance that all such risks will be mitigated in whole or in part, nor identified prior to the date the risk materializes.

Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment (the Taxonomy Regulation) sets out a framework for classifying specific economic activities as “environmentally sustainable.” The fund’s underlying investments do not take into account the EU criteria for environmentally sustainable economic activities.
No Consideration of Sustainability Adverse Impacts
The Adviser does not consider the principal adverse impacts (“PAIs”) of its investment decisions on sustainability factors within the meaning of Article 4(1)(a) of the Sustainable Finance Disclosure Regulation (“SFDR”). The Adviser does not currently do so because, among other reasons, as at the date of this document, the European Commission has requested advice from the European Supervisory Authorities (“ESAs”) on (1) streamlining and developing further the regulatory framework, (2) potentially extending the lists of universal indicators for PAIs, and (3) refining the content of all the PAI indicators and their respective definitions, applicable methodologies, metrics and presentation. In addition, the ESAs have sought legal guidance from the European Commission on what it means to “consider” PAIs. The Adviser will re-consider
the approach once there is more regulatory certainty.
Investment Policies
Credit Ratings and Unrated Securities
Rating agencies are private services that provide ratings of the credit quality of debt obligations, including convertible securities. Appendix A to the SAI describes the various ratings assigned to debt obligations by S&P, Moody’s and Fitch. Ratings assigned by a rating agency are not absolute standards of credit quality and do not evaluate market risks or the liquidity of securities. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. Credit rating agencies may be paid by the companies whose debt they analyze and grade. To the extent that the issuer of a security pays a rating agency for the analysis of its security, an inherent conflict of interest may exist that could affect the reliability of the rating. The Fund will not necessarily sell a security when its rating is reduced below its rating at the time of purchase. The Adviser does not rely solely on credit ratings and develops its own analysis of issuer credit quality. The ratings of a debt security may change over time. S&P, Moody’s and Fitch monitor and evaluate the ratings assigned to securities on an ongoing basis. As a result, securities held by the Fund could receive a higher rating (which would tend to increase their value) or a lower rating (which would tend to decrease their value) during the period in which they are held.
The Fund may purchase unrated securities (securities which are not rated by a rating agency) if the Adviser determines that the securities are of comparable quality to rated securities that the Fund may purchase. Unrated securities may be less liquid than comparable rated securities and involve the risk that the Adviser may not accurately evaluate the security’s comparative credit rating. To the extent that the Fund invests in high yield and/ or unrated securities, the Fund’s success in achieving its investment objective may depend more heavily on the Adviser’s analysis than if the Fund invested exclusively in higher-quality and rated securities. The Adviser will attempt to reduce the risks of investing in lower rated or unrated debt instruments through active portfolio management, credit analysis and attention to current developments and trends in the economy and the financial markets.
The Fund is not required to dispose of a security in the event that a rating agency downgrades its assessment of the credit characteristics of a particular issue or withdraws its assessment, including in the event of a default.
In determining whether to retain or sell such a security, the Adviser may consider such factors as Adviser’s assessment of the credit quality of the issuers of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies.

Percentage Limitations
Compliance with any policy or limitation of the Fund, other than the Fund’s fundamental policy on Borrowings, that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s assets or if a Borrower or issuer distributes equity securities incident to the purchase or ownership of a loan or fixed-income instrument or in connection with a reorganization of a Borrower or issuer.
Portfolio Turnover
Active and frequent trading may lead to the realization and distribution to common shareholders of higher capital gains, which would increase their tax liability. Frequent trading also increases transaction costs, which could detract from the Fund’s performance.
European Union (“EU”) Taxonomy Regulation Disclosure
Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment (the Taxonomy Regulation) sets out a framework for classifying specific economic activities as “environmentally sustainable.” The investments underlying this financial product do not take into account the EU criteria for environmentally sustainable economic activities.

LEVERAGE
The Fund may seek to enhance the level of its cash distributions to common shareholders through the use of leverage. The Fund uses Borrowings, in an aggregate amount of up to 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after such Borrowings. As of December 31, 2023, the Fund had a credit facility with a financial institution in place under which it had Borrowings representing approximately 32.24% of its total assets, less all liabilities and indebtedness not represented by senior securities. Furthermore, the Fund may add leverage to its portfolio through the issuance of Preferred Shares in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. The Fund’s leverage strategy may not work as planned or achieve its goal. Currently, the Fund has no intention to issue Preferred Shares. The Fund may not use leverage at all times, and the amount of leverage may vary depending upon a number of factors, including the Adviser’s outlook for the markets and the costs that the Fund would incur as a result of such leverage. There is no assurance that the Fund’s leveraging strategy will be successful.
Borrowings and any Preferred Shares will have seniority over Common Shares. Any Borrowings and Preferred Shares (if issued) will leverage your investment in Common Shares. Common shareholders will bear the costs associated with any Borrowings, and if the Fund issues Preferred Shares, common shareholders will bear the offering costs of the Preferred Shares issuance. The Board of Trustees may authorize the use of leverage through Borrowings and Preferred Shares without the approval of the common shareholders.
The Fund may negotiate with several large commercial banks to arrange either a floating or fixed rate credit facility (the “Credit Facility”), or issue notes through a registered offering or private placement, pursuant to which the Fund would be entitled to borrow an amount equal to approximately 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after such Borrowings less any amounts of existing leverage, including from the issuance of Preferred Shares. Any such Borrowings would constitute financial leverage. The Fund currently utilizes the Credit Facility to borrow up to an aggregate limit of $228,000,000 under two loan tranches, Tranche A and Tranche B. The Tranche A commitment allows for borrowings up to $200,000,000. The Tranche B commitment allows for borrowings for temporary purposes up to $28,000,000. As of December 31, 2023, the Fund had $97,850,000 outstanding under its credit facility, representing approximately 32.24% of its total assets, less all liabilities and indebtedness not represented by senior securities.
Leverage creates risk for the common shareholders, including the likelihood of greater volatility of NAV of the Common Shares, and the risk that fluctuations in interest rates on Borrowings and debt or in the dividend rates on any Preferred Shares may affect the return to the common shareholders or will result in fluctuations in the dividends paid on the Common Shares. To the extent total return exceeds the cost of leverage, the Fund’s return will be greater than if leverage had not been used. Conversely, if the total return derived from securities purchased with funds received from the use of leverage is less than the cost of leverage, the Fund’s return will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced. In the latter case, the Adviser in its best judgment nevertheless may determine to maintain the Fund’s leveraged position if it expects that the benefits to the Fund’s common shareholders of maintaining the leveraged position will outweigh the current reduced return. Under normal market conditions, the Fund anticipates that it will be able to invest the proceeds from leverage at a higher rate of return than the costs of leverage, which would enhance returns to common shareholders. The use of leverage creates risks and involves special considerations. See “Risks—Leverage Risk.”
Under the 1940 Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (
i.e.
, the aggregate amount of outstanding debt may not exceed 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities,

immediately after such Borrowings). Under the 1940 Act, such aggregate amount of outstanding indebtedness does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the Fund at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed. In addition, the Fund is not permitted to declare any cash distribution on its Common Shares unless, at the time of such declaration, the NAV of the Fund’s portfolio (determined by deducting the amount of such distribution) is at least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%.
Under the 1940 Act, the Fund is not permitted to issue Preferred Shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding Preferred Shares (
i.e.
, such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than Borrowings and outstanding Preferred Shares).
In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than Borrowings and outstanding Preferred Shares satisfies the above-referenced 200% coverage requirement. If Preferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain coverage of at least 200%.
If Preferred Shares are outstanding, two of the Fund’s Trustees will be elected by the holders of Preferred Shares, voting separately as a class. The remaining Trustees of the Fund will be elected by common shareholders and Preferred Shares voting together as a single class. In the unlikely event that the Fund fails to pay dividends on the Preferred Shares for two years, holders of Preferred Shares would be entitled to elect a majority of the Trustees of the Fund.
Under the Credit Facility, the Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund expects that any such Credit Facility would have customary covenant, negative covenant and default provisions that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged. The Fund’s custodian is not an affiliated person of the Fund, as such term is defined in the 1940 Act. There can be no assurance that the Fund will enter into an agreement for the Credit Facility on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the Credit Facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms or by the issuance of Preferred Shares or debt securities.
Similarly, if the Fund were to issue notes, the Fund expects that any such issuance would have customary covenant, negative covenant and default provisions that, among other things, likely would limit the Fund’s ability to pay distribution in certain circumstances, incur additional debt, change its fundamental policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged. The Fund’s custodian is not an affiliated person of the Fund, as such term is defined in the 1940 Act. There can be no assurance that the Fund will issue notes on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the notes may in the future be replaced or refinanced by additional debt securities, one or more credit facilities or the issuance of Preferred Shares, each of which may have substantially different terms.

In addition, the Fund may be subject to certain restrictions imposed either by guidelines of a lender, if the Fund borrows from a lender, or by one or more rating agencies which may issue ratings for Preferred Shares. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines will impede the Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. In addition to other considerations, to the extent that the Fund believes that the covenants and guidelines required by the rating agencies would impede its ability to meet its investment objective, or if the Fund is unable to obtain its desired rating on Preferred Shares, the Fund will not issue Preferred Shares.
Changes in the value of the Fund’s portfolio securities, including costs attributable to Borrowings or Preferred Shares, will be borne entirely by the common shareholders. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage will decrease (or increase) the NAV per share of Common Shares to a greater extent than if the Fund were not leveraged.
Utilization of leverage is a speculative investment technique and involves certain risks to the common shareholders. These include the possibility of higher volatility of the NAV of the Common Shares. On the other hand, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to common shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to common shareholders than if the Fund were not so leveraged.
Effects of Leverage
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on the total return of Common Shares, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of
-10%,
-5%,
0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks—Leverage Risk.”
The table further reflects the issuance of leverage representing 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after the incurrence of leverage, net of expenses, and the Fund’s currently projected annual interest on its leverage of 6.49%. The Common Shares must experience an annual rate of return of 2.16% in order to cover annual interest payments on Borrowings under the Fund’s credit facility. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with Borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Share Total Return	(18.24)%	(10.74)%	(3.24)%	4.26%	11.76%
Total Return is composed of two elements: the dividends on Common Shares paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends or interest on its leverage) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the distributions it receives from its investments are entirely offset by losses in the value of those investments.

RISKS
The Fund is a diversified,
closed-end
management investment company designed primarily as a long-term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. At any point in time an investment in Common Shares may be worth less than the original amount invested, even after taking into account the distributions paid by and the ability of common shareholders to reinvest dividends.
Investment and Market Risk
An investment in the Fund’s Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s Common Shares represents an indirect investment in the portfolio of floating rate instruments, other securities and derivative investments owned by the Fund, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Fund’s Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of common shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.
Repurchase Offers Risk
As described under “Prospectus Summary—Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to common shareholders, the Fund, subject to applicable law, will conduct repurchase offers for the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. The Fund believes that these repurchase offers are generally beneficial to the common shareholders, and repurchases generally will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in an increased expense ratio for common shareholders who do not tender their Common Shares for repurchase, untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (
i.e.
, not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (
i.e.
, not investing) cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of Common Shares who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline, but any such increases in the amounts repurchased may not exceed an aggregate of 2% in any three month period. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if common shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Common Shares (less any additional amounts repurchased in prior repurchase offers within a three month period) as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and common shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, common shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some common shareholders, in anticipation of proration, may tender more

Common Shares than they wish to have repurchased in a particular month, thereby increasing the likelihood that proration will occur. A common shareholder may be subject to market and other risks, and the NAV of Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund will generally be a taxable event to common shareholders.
Large Shareholder Risk
To the extent a large proportion of Common Shares are held by a small number of common shareholders (or a single common shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these shareholders will seek to sell Common Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Common Shares tendered by a small number of common shareholders (or a single common shareholder) may exceed the number of Common Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by common shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each common shareholder. See “—Repurchase Offers Risk” above.
Loans Risk
Under normal market conditions, the Fund will invest primarily in Loans. The Loans that the Fund may invest in include Loans that are first lien, second lien, third lien or that are unsecured. In addition, the Loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Although most of the Fund’s investments are first lien loans and secured by first lien security interests in the applicable issuer’s assets, if an issuer defaults on its loan there is no guarantee the Fund will be able to recover the principal amount of the loan. Loans are subject to a number of risks described elsewhere in this prospectus, including, but not limited to, credit risk, “covenant-lite” obligations risk, liquidity risk, valuation risk, below investment grade instruments risk and management risk. See “Risks—Below Investment Grade, or High Yield, Instruments Risk,” “—Credit Risk,” “—Liquidity Risk” and “—Valuation Risk”.
Although certain Loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the Borrower’s obligation in the event of non-payment
of scheduled interest or principal. In the event of the bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Loan. In the event of a decline in the value of the already pledged collateral, if the terms of a Loan do not require the Borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Loans. To the extent that a Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the Borrower. Those Loans that are under-collateralized involve a greater risk of loss. In general, the secondary trading market for Loans is not fully-developed. No active trading market may exist for certain Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most Loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some Loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its Loans at prices that approximate those at which the Fund could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of Loans, the Fund’s yield may be lower.
Some Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of Loans.
If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Loan may be adversely affected.
The Fund may acquire Loans through assignments or participations. The Fund will typically acquire Loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The Adviser has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a Loan through a participation.
In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the Borrower or the quality of the Loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Loan than the Fund expected when initially purchasing the participation.
The Fund also may originate Loans or acquire Loans by participating in the initial issuance of the Loan as part of a syndicate of banks and financial institutions, or receive its interest in a Loan directly from the Borrower.
The Adviser has established a counterparty and liquidity
sub-committee
that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the counterparty and liquidity sub-
committee
of the Adviser. The factors considered by the

sub-committee
when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.
Below Investment Grade, or High Yield, Instruments Risk
The Fund anticipates that it may invest substantially all of its assets in instruments that are rated below investment grade. Below investment grade instruments are commonly referred to as “junk” or “high yield” instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic downturn could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.
Below investment grade instruments, though generally higher yielding, are characterized by higher risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated instruments. The retail secondary market for lower grade instruments may be less liquid than that for higher rated instruments. Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade instruments, investors could lose money on their investment in Common Shares of the Fund, both in the short-term and the long-term. See “The Fund’s Investments—Portfolio Composition—Below Investment Grade Instruments.”
“Covenant-lite” Obligations Risk
The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan held by the Fund begin to deteriorate in quality, the Fund’s ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay the Fund’s ability to seek to recover its investment.
Valuation Risk
Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. The Fund’s investments generally trade on an
“over-the-counter”
market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such instrument carried on the Fund’s books.
Liquidity Risk
To the extent consistent with the applicable liquidity requirements for interval funds under Rule
23c-3
of the 1940 Act, the Fund may invest up to 20% of its Managed Assets in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies,
i.e.
, securities that

the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the securities). However, securities that cannot be disposed of within seven days due solely to the Adviser’s compliance policies and procedures will not be subject to the limitations set forth above. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The Adviser’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period.
Some Loans and other instruments are not readily marketable and may be subject to restrictions on resale. Loans and other instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and other instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and other instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Credit Risk
Credit risk is the risk that one or more Loans or other instruments in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a Borrower or issuer may provide some protection with respect to the Fund’s investments in certain Loans, losses may still occur because the market value of Loans is affected by the creditworthiness of Borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. In addition, the Fund may enter into credit derivatives which may expose it to additional risk in the event that the instruments underlying the derivatives default.
Interest Rate Risk
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for Loans or other floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The Federal Reserve has raised interest rates several times beginning in March 2022, and we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on the Fund’s returns.

Structured Products Risk
The Fund may invest up to 20% of its Managed Assets in structured products, including the rated debt tranches of CLOs, floating rate mortgage-backed securities and credit linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note. See “The Fund’s Investments—Portfolio Composition.”
CLO Risk
In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; (iv) the potential of spread compression in the underlying loans of the CLOs, which could reduce credit enhancement in the CLOs; and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the

CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than the face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
Systematic Strategies Related to Bond Investments Risk
With respect to the bond portion of the Fund’s portfolio, to the extent to which the Model or comparable methods or strategies are employed, certain of the Adviser’s securities analysis methods will rely on the assumption that the companies whose securities are purchased or sold, the rating agencies that review these securities, and other publicly available sources of information about these securities, are providing accurate and unbiased data. While the Adviser is alert to indications that data may be incorrect, there is always a risk that the Adviser’s analysis may be compromised by inaccurate or misleading information.
The Model the Adviser intends to utilize to manage the Fund’s bond investments could lead to unsatisfactory investments. The Adviser might not be able to effectively implement the Model, and there can be no guarantee that the Fund will achieve the desired results.
Certain aspects of the Adviser’s investment process with respect to the Model are dependent on complex proprietary software, which requires constant development and refinement. The Adviser has implemented procedures designed to appropriately control the development and implementation of the Model. However, analytical, coding and implementation errors present substantial risks to complex models and quantitative investment management strategies. The Adviser cannot guarantee that its internal controls will be effective in all circumstances.
The Fund could be negatively affected by undetected software defects or fundamental issues with the Adviser’s method of interpreting and acting upon the Model’s output. The Adviser’s implementation of its investment strategy with respect to the Fund’s bond portfolio utilizing the Model will rely on the analytical and mathematical foundation of the Model and the incorporation of the Model’s outputs into a complex computational environment. Any such strategy is also dependent on the quality of the market data utilized by the Model, changes in credit market conditions, creation and maintenance of the Model’s software and the successful incorporation of the Model’s output into the construction of the Fund’s bond portfolio. There is always a possibility of human error in the creation, maintenance and use of the Model.
Moreover, the Adviser’s portfolio managers exercise discretion in the utilization of the Model, and the investment results of the relevant portion(s) of the Fund’s investments are dependent on the ability of portfolio managers to correctly understand and implement or disregard the Model’s signals. There can be no assurance that utilizing the Model will yield better results than any other investment method.

LIBOR Risk
The United Kingdom’s Financial Conduct Authority announced a phase out of LIBOR in 2017. Although many LIBOR rates ceased to be published or were no longer representative of the underlying market they sought to measure after December 31, 2021, a selection of widely used U.S. dollar LIBOR rates were published through June 30, 2023 in order to assist with the transition. Further, on March 15, 2022, the Consolidated Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act, was signed into law in the United States. This legislation establishes a uniform benchmark replacement process for financial contracts that mature after June 30, 2023 that do not contain clearly defined or practicable fallback provisions. The FRS, in conjunction with the ARRC, a steering committee comprised of large U.S. financial institutions, has begun publishing SOFR, which is their preferred alternative rate for U.S. dollar LIBOR, and which is a new index calculated by short-term repurchase agreements, backed by Treasury securities. Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, there remains uncertainty regarding the continued transition away from LIBOR and the nature of any replacement rate. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are in the process of developing in response to these new rates and there has been no global consensus as to an alternative rate. There could be significant operational challenges which could affect the Fund’s performance for the continued transition away from LIBOR. The Fund and its portfolio companies and/or obligors may need to amend or restructure existing LIBOR-based debt instruments and any related hedging arrangements, depending on the applicable LIBOR tenor. Such amendments and restructurings may be difficult, costly and time consuming. The Fund may invest, or remain invested, in floating rate loans and investment securities whose interest rates are indexed to LIBOR.
Force Majeure Risk
The Fund may be affected by force majeure events (
e.g.
, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting the Fund. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
Epidemic and Pandemic Risk
The world has been susceptible to epidemics/pandemics, most recently
COVID-19,
which has been designated as a pandemic by the World Health Organization. Any outbreak of
COVID-19,
SARS, H1N1/09 flu, respiratory syncytial virus, or RSV, avian flu, other coronavirus, Ebola or other existing or new epidemics/pandemics, or the threat thereof, together with any resulting restrictions on travel or quarantines imposed, has had, and will continue to have, an adverse impact on the economy and business activity globally (including in the countries in which the Fund invests), and thereby is expected to adversely affect the performance of the Fund’s investments and the Fund’s ability to fulfill its investment objectives. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.
Market Disruption and Geopolitical Risk
The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. Likewise, natural and environmental disasters, epidemics or pandemics, and systemic market dislocations may be highly disruptive to economies and markets. See “Risks— Epidemic and Pandemic Risk.” Uncertainties and events around the world may (i) result in market volatility, (ii) have long-term effects on the U.S. and worldwide financial markets and (iii) cause further economic uncertainties in the United States and worldwide. The Fund cannot predict the effects of geopolitical events in the future on the U.S. economy and securities markets.
Additionally, certain of the Fund’s investments may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. For example, the ongoing conflict due to Russia’s invasion of Ukraine, the ongoing conflict in the Middle East, and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally (including in the countries in which the Fund invests). The severity and duration of these conflicts and their impact on global economic and market conditions are impossible to predict, and as a result, present material uncertainty and risk with respect to the Fund and its investments and operations, and the ability of the Fund to achieve its investment objectives. Sanctions could also result in Russia taking counter measures or retaliatory actions which could adversely impact the Fund’s business or the business of the Fund’s investments, including, but not limited to, cyberattacks targeting private companies, individuals or other infrastructure upon which the Fund’s business and the business of the Fund’s obligors rely.
In addition, the failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund or its obligors have a commercial relationship could adversely affect, among other things, the Fund’s or its obligors’ ability to pursue key strategic initiatives, including by affecting the Fund’s or its obligors’ ability to access deposits or borrow from financial institutions on favorable terms. Additionally, if an obligor has a commercial relationship with a bank that has failed or is otherwise distressed, the obligor may experience issues receiving financial support to support its operations or consummate transactions, to the detriment of its business, financial condition and/or results of operations. The ability of the Fund and its obligors to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.
Recent technological advances in artificial intelligence and machine learning technologies (collectively, “AI Technologies”) have led to an increasing trend toward machine driven and artificially intelligent trading systems, particularly providing such systems with increasing levels of autonomy in trading decisions. Regulators of financial markets have become increasingly focused on the potential impact of AI Technologies on investment activities and may issue regulations that are intended to affect the use of artificial technology in trading activities. Any such regulations may not have the intended effect on financial markets. AI Technologies may suffer from the introduction of errors, defects or security vulnerabilities which can go undetected. AI Technologies and their current and potential future applications including in the investment and financial sectors, as well as the legal and regulatory frameworks within which they operate, continue to rapidly evolve, and it is impossible to predict the full extent of current or future risks related thereto.
Lender Liability Risk
A number of U.S. judicial decisions have upheld judgments of Borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (b) engages in other inequitable conduct to the detriment of such other creditors; (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a Borrower to the detriment of other creditors of such Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”
Because affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Leverage Risk
Under current market conditions, the Fund generally utilizes leverage principally through Borrowings in an amount up to 33 1/3% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, immediately after such Borrowings. As of December 31, 2023, the Fund’s use of leverage was 32.24% of its total assets, less all liabilities and indebtedness not represented by senior securities. The Fund currently utilizes leverage in the form of a credit facility. In the future, the Fund may elect to utilize leverage in an amount up to 50% of the Fund’s total assets through the issuance of Preferred Shares. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from Borrowings or the issuance of Preferred Shares, if any, are borne entirely by common shareholders. Common Share income may fall if the interest rate on Borrowings or the dividend rate on Preferred Shares rises, and may fluctuate as the interest rate on Borrowings or the dividend rate on Preferred Shares varies. In addition, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to common shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to common shareholders than if the Fund were not so leveraged. In addition, the costs associated with the Fund’s incurrence and maintenance of leverage could increase over time. There can be no assurance that the Fund’s leveraging strategy will be successful.
Any decline in the NAV of the Fund will be borne entirely by common shareholders. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to common shareholders than if the Fund were not leveraged.
Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral.
Derivatives Risk
Under normal market conditions, the use of derivatives by the Fund, other than for hedging purposes, will not exceed 20% of the Fund’s Managed Assets on a mark-to-market
basis. The Fund’s use of derivative instruments may be particularly speculative and involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments, and the use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than the Fund’s initial investment in the derivatives. Thus, the use of derivatives may result in losses in excess of principal or greater than if they had not been used. The ability to successfully use derivative instruments depends on the ability of the Adviser. The skills needed to employ derivatives strategies are different from those needed to select a portfolio security and, in connection with such strategies, the Adviser must make predictions with respect to market conditions, liquidity, currency movements, market values, interest rates and other applicable factors, which may be inaccurate. The use of derivative instruments may require the Fund to sell or purchase portfolio securities at inopportune times or for prices below or above the current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise want to sell. The Fund may also have to defer closing out certain derivative positions to avoid adverse tax consequences and there may be situations in which derivative instruments are not elected that result in losses greater than if such instruments had been used. Amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative instruments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain. Changes to the derivatives markets as a result of the Dodd-Frank Act and other government or international regulation may also have an adverse effect on the Fund’s ability to make use of derivative transactions.
Rule
18f-4
requires registered investment companies to adopt written policies and procedures reasonably designed to manage their derivatives risks. In the event that the Fund’s derivatives exposure exceeds 10% of its net assets, the Fund will be required to adopt a written derivatives risk management program and comply with a value-at-risk
based limit on leverage risk. The Board of Trustees has an oversight role in ensuring these new requirements are being taken into account and, if required, will appoint a derivatives risk manager to handle the day-to-day
responsibilities of the derivatives risk management program.
Rule
18f-4
may impact the manner in which the Fund uses derivatives. In addition, the use of derivatives is subject to other risks, each of which may create additional risk of loss, including liquidity risk, interest rate risk, credit risk and management risk as well as the following risks:

•
Correlation Risk. Imperfect correlation between the value of derivative instruments and the underlying assets of the Fund creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund’s portfolio.

•	Duration Mismatch Risk. The duration of a derivative instrument may be significantly different than the duration of the related liability or asset.

•
Valuation Risk. The prices of derivative instruments, including swaps, futures, forwards and options, are highly volatile and such instruments may subject us to significant losses. The value of such derivatives also depends upon the price of the underlying asset, reference rate or index, which may also be subject to volatility. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter
markets in which the Fund may conduct its transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are traded over-the-counter
and not on an exchange.

•
Liquidity Risk. Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets the Fund may not be able to close out a position without incurring a loss.

•
Counterparty Risk. Derivative instruments also involve exposure to counterparty risk, since contract performance depends in part on the financial condition of the counterparty. See “—Counterparty Risk” below.

In addition, the Adviser may cause the Fund to invest in derivative instruments that are neither presently contemplated nor currently available, but which may be developed in the future, to the extent such opportunities are both consistent with the Fund’s investment objective and legally permissible. Any such investments may expose the Fund to unique and presently indeterminate risks, the impact of which may not be capable of determination until such instruments are developed and/or the Adviser determines to make such an investment on behalf of the Fund.

Counterparty Risk
The Fund is subject to credit risk with respect to the counterparties to its derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or the Fund’s hedge counterparty in the case of OTC instruments) purchased by the Fund. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to their derivative transactions will affect the value of those instruments. By entering into derivatives transactions, the Fund assumes the risks that theses counterparties could experience financial or other hardships that could call into question their continued ability to perform their obligations. In the case of a default by the counterparty, the Fund could become subject to adverse market movements while replacement transactions are executed. The ability of the Fund to transact business with any one or number of counterparties, the possible lack of a meaningful and independent evaluation of such counterparties’ financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund. Furthermore, concentration of derivatives in any particular counterparty would subject the Fund to an additional degree of risk with respect to defaults by such counterparty.
The Adviser evaluates and monitors the creditworthiness of counterparties in order to ensure that such counterparties can perform their obligations under the relevant agreements. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial or other difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up,
bankruptcy or other analogous proceedings. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying assets. The Fund may obtain only a limited recovery or may obtain no recovery at all in such circumstances. In addition, regulations that were adopted by prudential regulators in 2019 require certain bank-regulated counterparties and certain of their affiliates to include in certain financial contracts, including many derivatives contracts, terms that delay or restrict the rights of counterparties, such as the Fund, to terminate such contracts, foreclose upon collateral, exercise other default rights or restrict transfers of credit support in the event that such counterparty and/or its affiliates are subject to certain types of resolution or insolvency proceedings.
Certain categories of interest rate and credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared OTC derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house’s obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Fund. Counterparty risk with respect to certain exchange-traded and over-the-counter
derivatives may be further complicated by recently enacted U.S. financial reform legislation. See “—Derivatives Legislation and Regulatory Risk” below.
Derivatives Legislation and Regulatory Risk
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
In addition, the securities and futures markets are subject to comprehensive statutes and regulations. For instance, the Dodd-Frank Act could have an adverse effect on the Fund’s ability to use derivative instruments. The Dodd-Frank Act is designed to impose stringent regulation on the over-the-counter
derivatives market in an attempt to increase transparency and accountability and provides for, among other things, new clearing, execution, margin, reporting, recordkeeping, business conduct, documentation, disclosure, position limit, minimum net capital and registration requirements. Although the CFTC has released final rules relating to clearing, execution, reporting, risk management, compliance, position limit, anti-fraud, consumer protection, portfolio reconciliation, documentation, recordkeeping, business conduct, margin requirements and registration requirements under the Dodd-Frank Act, many of the provisions are subject to further final rulemaking and clarifications, and thus the Dodd-Frank Act’s ultimate impact remains unclear.
New regulations could, among other things, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund), increase the costs of using certain instruments (for example, by increasing margin, capital or reporting requirements) and/or make them less effective. In particular, new margin requirements and capital charges, even when not directly applicable to the Fund, may increase the pricing of derivatives transacted by the Fund. New exchange trading and trade reporting requirements and position limits may lead to changes in the liquidity of derivative transactions, or higher pricing or reduced liquidity in the derivatives markets, or the reduction of arbitrage opportunities for the Fund. Limits or restrictions applicable to the counterparties with which the Fund’s engages in derivative transactions could also limit the ability of the Fund from using these instruments, affect the pricing or other factors relating to these instruments or may change the availability of certain investments. As a result, these changes could make it difficult for the Fund to execute its investment strategy.
It is unclear how the regulatory changes will affect counterparty risk. For instance, in December 2012, the CFTC issued a final rule requiring certain credit default swaps and interest rate swaps to be centrally cleared, which is applicable to all swap counterparties not eligible for certain narrowly-defined exemption or exceptions. Where the Fund enters into certain swaps subject to mandatory clearing, it may be required to execute such swaps on a registered designated contract market or swap execution facility (“SEF”). Such clearing requirements may affect the Fund’s ability to negotiate individualized terms and/or may increase the costs of entering into such derivative transactions (for example, by increasing margin or capital requirements). Clearing mandates with respect to other types of derivative instruments have not yet been issued by the applicable regulators, but could have additional impact on the Fund’s ability to use such instruments as part of its investment strategy. In addition, certain foreign jurisdictions may also impose clearing requirements or expand existing clearing requirements that could apply to the Fund’s transactions with
non-U.S.
entities. For entities designated by the CFTC or the SEC as “swap dealers,” “security-based swaps dealers,” “major swap participants” or major “security-based swap participants,” the Dodd-Frank Act imposes new regulatory, reporting and compliance requirements. On May 23, 2012, a joint final rulemaking by the CFTC and the SEC defining these key terms was published in the Federal Register. Based on those definitions, the Fund would not be a swap dealer, security-based swap dealer, major swap participant or security-based major swap participant at this time. If the Fund is later designated as a swap dealer, security-based swap dealer, major swap participant or major security-based swap participant, its business will be subject to increased regulatory requirements, including registration requirements, additional recordkeeping and reporting obligations, external and internal business conduct standards, position limits monitoring, capital and margin thresholds, which will in turn increase the Fund’s compliance cost.
Furthermore, on December 15, 2015, the CFTC approved a final rule, which became effective in April 2016, but with later implementation dates as specified below, governing margin requirements for uncleared swaps entered into by registered swap dealers and major swap participants who are not supervised by the prudential regulators, referred to as “covered swap entities.” The final rule generally requires covered swap entities, subject to certain thresholds and exemptions, to collect and post margin in respect of uncleared swap transactions with other covered swap entities and financial end-users.
In particular, the final rule requires covered swap entities and financial end-users
having “material swaps exposure,” defined as an average aggregate daily notional amount of uncleared swaps exceeding $8 billion, to collect and/or post (as applicable) a minimum amount of “initial margin” in respect of uncleared swaps. In addition, the final rule requires covered swap entities entering into uncleared swaps with other covered swap entities or financial-end-users,
regardless of swaps exposure, to post and/or collect (as applicable) “variation margin” in reflection of changes in the mark-to-market
value of an uncleared swap since the swap was executed or the last time such margin was exchanged. The implementation date for variation margin requirements was March 1, 2017, subject to no-action
relief to delay, until September 1, 2017, for full compliance. The CFTC final rule is substantially consistent with a similar rule mandating the exchange of initial and variation margin adopted by the prudential regulators in October 2015. It is possible that such regulations could increase the cost of and limit the implementation of the Fund’s use of derivatives, which could have an adverse impact on the Fund.
In addition to U.S. laws and regulations relating to derivatives, certain
non-U.S.
regulatory authorities, such as those in the EU, Australia, Japan and Hong Kong, have passed or proposed, or may propose in the future, legislation similar to that imposed by the Dodd-Frank Act. For example, as discussed above, in October 2020, the SEC adopted a new rule that changes the regulatory framework around the use of derivatives by registered investment companies, such as the Fund. Furthermore, the EU regulations on derivatives may impose position limits on commodity transactions, and the European Market Infrastructure Regulation (“EMIR”) already requires reporting of derivatives and various risk mitigation techniques to be applied to derivatives entered into by parties that are subject to the jurisdiction of EMIR. Certain entities, including private funds, may be required to clear certain derivatives and may become subject to initial and variation margin requirements with respect to their non-cleared
derivatives, under the recently implemented “EMIR Refit” regulations. These EU regulatory changes may impact the Fund and a broad range of counterparties, both outside and within the EU, and are expected to potentially increase the cost of transacting derivatives for the Fund (particularly with banks and other dealers directly subject to such regulations).
Commodities Regulation
CFTC Rule 4.5 permits investment advisers to registered investment companies to claim an exclusion from the definition of “commodity pool operator” under the CEA with respect to a fund, provided certain requirements are met. In order to permit the Adviser to claim this exclusion with respect to the Fund, the Fund limits its transactions in certain futures, options on futures and swaps deemed “commodity interests” under CFTC rules (excluding transactions entered into for “bona fide hedging purposes,” as defined under CFTC regulations) such that either: (i) the aggregate initial margin and premiums required to establish such futures, options on futures and swaps do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or (ii) the aggregate net notional value of such futures, options on futures and swaps does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions. In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. Accordingly, the Fund is not subject to regulation under the CEA or otherwise regulated by the CFTC. If the Adviser was unable to claim the exclusion with respect to the Fund, the Adviser would become subject to registration and regulation as a commodity pool operator, which would subject the Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses.
Swap Risk
The Fund may also invest in credit default swaps, total return swaps and interest rate swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Fund is contractually obligated to make. However, when selling protection under a swap, the risk of loss is often the notional value of the underlying asset, which can result in
a
loss substantially greater than the amount invested in the swap itself. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid; however, there is no guarantee that the swap market will continue to provide liquidity. If the Adviser is incorrect in its forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.
In a total return swap, the Fund pays the counterparty periodic payments based on a fixed or variable interest rate and receives in exchange the total return of underlying loans or debt securities. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap. The Fund would typically have to post collateral to cover this potential obligation.
Counterparty and Prime Brokerage Risk
Changes in the credit quality of the companies that serve as the Fund’s prime brokers or counterparties with respect to derivatives or other transactions supported by another party’s credit will affect the value of those instruments. Certain entities that have served as prime brokers or counterparties in the markets for these transactions have recently incurred significant financial hardships including bankruptcy and losses as a result of exposure to sub-prime
mortgages and other lower quality credit investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such hardships have reduced such entities’ capital and called into question their continued ability to perform their obligations under such transactions. By using derivatives, swaps or other transactions, the Fund assumes the risk that its counterparties could experience similar financial hardships. If a prime broker or counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding; if the Fund’s claim is unsecured, the Fund will be treated as a general creditor of such prime broker or counterparty and will not have any claim with respect to the underlying security. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.
Credit Derivatives Risk
The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Adviser is incorrect in its forecasts of default risks, liquidity risk, counterparty risk, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Adviser is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being protected. The Fund’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund sells protection under a credit default swap, it would collect periodic fees from the buyer and would profit if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the Fund would be required to pay an amount to the buyer (which may be up to the entire notional amount of the swap) if the reference entity defaults on the reference security or certain other debt obligations. Credit default swap agreements involve greater risks than if the Fund invested in the reference obligation directly.
Other Investment Company Risk
The Fund may invest up to 20% of its Managed Assets in securities of other open-or closed-end
investment companies, including ETFs, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act, including interpretations or modifications by the SEC.

As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s investment management fees with respect to the assets so invested. Common shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The investment companies that the Fund invests in may also use leverage, which would cause the Fund’s investment in such investment companies to be subject to greater volatility.
Potential Conflicts of Interest Risk
The Adviser is subject to certain conflicts of interest in its management of the Fund. These conflicts arise primarily from the involvement of the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates in other activities that may conflict with those of the Fund. The Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates may engage in activities where the interests of certain divisions of the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates or the interests of their clients may conflict with the interests of the Fund or the common shareholders. Other present and future activities of the Adviser, Blackstone Credit & Insurance, Blackstone and their affiliates may give rise to additional conflicts of interest, which may have a negative impact on the Fund.
In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, Blackstone has implemented certain policies and procedures (
e.g.
, information walls) that may reduce the positive firm-wide synergies that the Adviser may have potentially utilized for purposes of finding attractive investments. Additionally, Blackstone may limit a client and/or its portfolio companies from engaging in agreements with or related to companies in which any fund of Blackstone has or has considered making an investment or which is otherwise an advisory client of Blackstone and/or from time to time restrict or otherwise limit the ability of the Fund to make investments in or otherwise engage in businesses or activities competitive with companies or other Blackstone Clients, either as result of contractual restrictions or otherwise. Finally, Blackstone has in the past entered, and is likely in the future to enter, into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.
As part of its regular business, Blackstone provides a broad range of services other than those provided by the Adviser, including investment banking, underwriting, capital markets syndication and advisory (including underwriting), placement, financial advisory, restructuring and advisory, consulting, asset/property management, mortgage servicing, insurance (including title insurance), monitoring, commitment, syndication, origination, servicing, management consulting and other similar operational and finance matters, healthcare consulting/ brokerage, group purchasing, organizational, operational, loan servicing, financing, divestment and other services. In addition, Blackstone may provide services in the future beyond those currently provided. The Fund will not receive a benefit from the fees or profits derived from such services. In such a case, a client of Blackstone would typically require Blackstone to act exclusively on its behalf. This request may preclude all of Blackstone clients (including the Fund) from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Fund. In connection with its other businesses, Blackstone will likely come into possession of information that limits its ability to engage in potential transactions. The Fund’s activities are expected to be constrained as a result of the inability of the personnel of Blackstone to use such information. For example, employees of Blackstone from time to time are prohibited by law or contract from sharing information with members of the Adviser’s investment team that would be relevant to monitoring the Fund’s portfolio and other investment decisions. Additionally, there are expected to be circumstances in which one or more of certain individuals associated with Blackstone will be precluded from providing services related to the Fund’s activities because of certain confidential information available to those individuals or to other parts of Blackstone (
e.g.
, trading may be restricted). Blackstone has long term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Fund, the Adviser will consider those relationships, and may decline to participate in a transaction as a result of such relationships. To the extent permitted by the 1940 Act and any applicable co-investment
order from the SEC, the Fund may also
co-invest
with clients of Blackstone in particular investment opportunities, and the relationship with such clients could influence the decisions made by the Adviser with respect to such investments. The Fund may be forced to sell or hold existing investments (possibly at disadvantageous times or under disadvantageous conditions) as a result of various relationships that Blackstone may have or transactions or investments Blackstone and its affiliates may make or have made. The inability to transact in any security, derivative or loan held by the Fund could result in significant losses or lost opportunity costs to the Fund. See “Management of the Fund—Potential Conflicts of Interest” in the SAI for more information addressing potential conflicts of interest.
Limitations on Transactions with Affiliates Risk
The 1940 Act limits the Fund’s ability to enter into certain transactions with certain of the Fund’s affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by Blackstone, Blackstone Credit & Insurance or any of their respective affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the Adviser between the interests of the Fund and the portfolio company, in that the ability of the Adviser to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to us. Although the Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest
with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, it may only do so in accordance with certain terms and conditions that limit the types of transactions the Fund may engage in.
Dependence on Key Personnel Risk
The Adviser is dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the Adviser were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the Adviser may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The Adviser has informed the Fund that the investment professionals associated with the Adviser are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the Adviser may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.
Prepayment Risk
During periods of declining interest rates, Borrowers or issuers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to common shareholders. This is known as prepayment or “call” risk. Below investment grade instruments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may redeem a below investment grade instrument if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Loans and the loans underlying CLOs in which the Fund invests typically do not have call protection after a certain period from initial issuance. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be enhanced.

Inflation/Deflation Risk
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to common shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Non-U.S.
Instruments Risk
The Fund may invest in
Non-U.S.
Instruments. Such investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in securities of U.S. companies. Financial markets in foreign countries often are not as developed, efficient or liquid as financial markets in the United States, and therefore, the prices of
Non-U.S.
Instruments can be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of
Non-U.S.
Instruments to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in
Non-U.S.
Instruments. Generally, there is less readily available and reliable information about
non-U.S.
issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because
Non-U.S.
Instruments may trade on days when Common Shares are not priced, the Fund’s NAV may change at times when Common Shares cannot be sold.
Foreign Currency Risk
Because the Fund may invest its Managed Assets in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Adviser may, but is not required to, seek to protect the Fund from changes in currency exchange rates through hedging transactions depending on market conditions. See “Risks— Swap Risk” The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
UK Exit from the EU
The United Kingdom (the “UK”) formally left the EU on January 31, 2020 (commonly known as “Brexit”), followed by an implementation period, during which EU law continued to apply in the UK and the UK maintained its EU single market access rights and EU customs union membership. The implementation period expired on December 31, 2020. Consequently, the UK has become a third country vis-à-vis
the EU, without access to the single market or membership of the EU customs union. On December 30, 2020, the UK and the EU signed a trade and cooperation agreement (the “TCA”) to govern their ongoing relationship. The TCA was officially ratified by the UK Parliament on December 30, 2020, and was ratified by the EU Parliament and Council on April 29, 2021.

Although it is probable that any adverse effects flowing from the UK’s withdrawal from the EU will principally affect the UK (and those having an economic interest in, or connected to, the UK), given the size and global significance of the UK’s economy, the impact of the withdrawal is unpredictable and likely to be an ongoing source of instability, produce significant currency fluctuations, and/or have other adverse effects on international markets, international trade agreements and/or other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).
Repurchase Agreements Risk
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.
Reverse Repurchase Agreements Risk
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments. To the extent not appropriately covered, the Fund’s use of reverse repurchase agreements will be subject to the 33 1/3% limitation on the issuance of senior securities representing indebtedness under the 1940 Act.
Cyber-Security Risk and Identity Theft Risks
The Fund’s operations are highly dependent on the Adviser’s information systems and technology and the Fund relies heavily on the Adviser’s financial, accounting, communications and other data processing systems. The Adviser’s systems may fail to operate properly or become disabled as a result of tampering or a breach of its network security systems or otherwise. In addition, the Adviser’s systems face ongoing cybersecurity threats and attacks. Attacks on the Adviser’s systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to its proprietary information, destroy data or disable, degrade or sabotage its systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees of the Adviser.

There has been an increase in the frequency and sophistication of the cyber and security threats the Adviser faces, with attacks ranging from those common to businesses to those that are more advanced and persistent, which may target the Adviser because, as an alternative asset management firm, the Adviser holds a significant amount of confidential and sensitive information about its investors, its portfolio companies or obligors (as applicable) and potential investments. As a result, the Adviser may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures the Adviser takes to ensure the integrity of its systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. If the Adviser’s systems are compromised, do not operate properly or are disabled, or it fails to provide the appropriate regulatory or other notifications in a timely manner, the Adviser could suffer financial loss, a disruption of its businesses, liability to its investment funds and fund investors, including the Fund and common shareholders, regulatory intervention or reputational damage. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means.
In addition, the Fund could also suffer losses in connection with updates to, or the failure to timely update, the Adviser’s information systems and technology. In addition, the Adviser has become increasingly reliant on third party service providers for certain aspects of its business, including for the administration of certain funds, as well as for certain information systems and technology, including cloud-based services. These third party service providers could also face ongoing cyber security threats and compromises of their systems and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data.
Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which the Adviser operates have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, as examples, the General Data Protection Regulation in the EU and that went into effect in May 2018 and the California Consumer Privacy Act that went into effect in January 2020. Some jurisdictions have also enacted laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.
Breaches in security, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize the Adviser, its employees’ or the Fund’s investors’ or counterparties’ confidential, proprietary and other information processed and stored in, and transmitted through, the Adviser’s computer systems and networks, or otherwise cause interruptions or malfunctions in its, its employees’, the Fund’s investors’, the Fund’s counterparties’ or third parties’ business and operations, which could result in significant financial losses, increased costs, liability to the Fund’s investors and other counterparties, regulatory intervention and reputational damage. Furthermore, if the Adviser fails to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely matter, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm, and may cause the Fund’s investors and clients to lose confidence in the effectiveness of the Adviser’s security measures.
Obligors of the Fund also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. The Fund may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose it to a greater risk of being subject to a terrorist attack or security breach than other assets or businesses. Such an event may have material adverse consequences on the Fund’s investment or assets of the same type or may require obligors of the Fund to increase preventative security measures or expand insurance coverage.
Finally, the Adviser’s and the Fund’s technology, data and intellectual property and the technology, data and intellectual property of their portfolio companies or obligors (as applicable) are also subject to a heightened risk of theft or compromise to the extent the Adviser and the Fund’s portfolio companies or obligors (as applicable) engage in operations outside the United States, in particular in those jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how
and customer information and records. In addition, the Adviser and the Fund and their portfolio companies or obligors (as applicable) may be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect compromise of these assets could have a material adverse impact on the Adviser and the Fund and their portfolio companies or obligors (as applicable).
Portfolio Turnover Risk
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to common shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See “The Fund’s Investments—Investment Policies—Portfolio Turnover” and “Tax Considerations.”
Sustainability Risks
The SFDR defines “sustainability risks” as environmental, social or governance events or conditions that, if they occur, could cause an actual or a potential material negative impact on the value of an investment. Blackstone, the Adviser, the Fund, the issuers in which the Fund invests, and other parties, such as service providers or Fund counterparties, may be negatively affected by sustainability risks. If appropriate for an investment, the Adviser may conduct sustainability risk-related due diligence and/or take steps to mitigate sustainability risks and preserve the value of the investment; however, there can be no assurance that all such risks will be mitigated in whole or in part, nor identified prior to the date the risk materializes. Blackstone, the Adviser, the Fund, the issuers in which the Fund invests, and other parties may maintain insurance to protect against certain sustainability risks, where available on reasonable commercial terms, although such insurance is subject to customary deductibles and coverage limits and may not be sufficient to recoup all losses. Sustainability risks may therefore adversely affect the performance of the Fund and its investments.
Inflation and Supply Chain Risk
Economic activity has accelerated across sectors and regions in recent periods. Certain countries, including the U.S., have recently seen increased levels of inflation. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Climate Change Risk
Climate change creates physical and financial risk and some of the Fund’s obligors may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of the Fund’s obligors if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of the Fund’s obligors’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions.

Anti-Takeover Provisions
The Fund’s Amended and Restated Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Certain Provisions in the Agreement and Declaration of Trust.”
Regulatory Risk
Governmental and regulatory actions may have unexpected or adverse consequences on particular markets, strategies, or investments, which may adversely impact the Fund and impair how it is managed. Policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for the Fund and other market participants, could be indirect and may not be fully known for some time.

MANAGEMENT OF THE FUND
Trustees and Officers
The overall management of the business and affairs of the Fund is vested in the Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the oversight of the Fund’s investment activities, oversight of the Fund’s financing arrangements and corporate governance activities. The Board of Trustees currently has an audit committee and a nominating and governance committee and may establish additional committees from time to time as necessary. The day-to-day
operation of the Fund is delegated to the officers of the Fund and the Adviser, subject always to the investment objective, restrictions and policies of the Fund and to the general supervision of the Board of Trustees.
There currently are five trustees of the Fund. A majority of the trustees are not “interested persons” (as defined in the 1940 Act) of the Fund. The name and business address of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
Investment Adviser
Blackstone Liquid Credit Strategies LLC acts as the Fund’s investment adviser and also provides administrative and compliance oversight services to the Fund. The Adviser is located at 345 Park Avenue, 31st Floor, New York, NY 10154. The Adviser is a wholly-owned subsidiary of Blackstone Credit & Insurance. Blackstone Credit & Insurance is part of the platform of Blackstone, which is one of the world’s leading investment firms with total assets under management of over $1.0 trillion as of December 31, 2023. Blackstone’s asset management businesses include investment vehicles focused on real estate, private equity, public debt and equity, growth equity, opportunistic, non-investment
grade credit, real assets and secondary funds, all on a global basis. As of December 31, 2023, total assets under management at Blackstone Credit & Insurance was approximately $318.9 billion.
3
Blackstone Credit & Insurance is focused primarily on Liquid Credit Strategies and Private Credit. Liquid Credit Strategies consists of investments in U.S. and European senior secured loans, high yield bonds, investment grade bonds, CLO securities and single-name corporate credit default swaps. Private Credit consists of investments in U.S. and European direct lending, mezzanine, opportunistic/stressed, energy and renewables, and structured products. In addition, as of December 31, 2022, the Adviser had total assets under management of approximately $32.9 billion. The Adviser is part of the Liquid Credit Strategies (“LCS”) unit of Blackstone Credit & Insurance and is responsible for managing long-only credit strategies, including investments in U.S. and European senior secured loans, high yield bonds, and structured credit investments, in vehicles, including CLOs, separately managed accounts, commingled funds, three other closed-end
funds and two
sub-advised
ETFs.
Competitive Advantages
The Adviser believes that it offers the following competitive advantages:
Global platform with seasoned investment professionals
. The Adviser’s senior management team believes that the breadth and depth of its experience, together with the wider resources of Blackstone Credit & Insurance and Blackstone and their relationships with the investment community, provide the Adviser with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide. The Adviser’s investment professionals have extensive experience in leveraged finance. Individual members of the Adviser’s investment team also have experience in derivatives strategies.

3	Blackstone Credit & Insurance’s AUM is a combined figure inclusive of Blackstone Credit & Insurance’s and Harvest Fund Advisors LLC’s businesses.

Disciplined, income-oriented investment philosophy
. The Adviser employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to maximize current yield and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
Expertise across all levels of the corporate capital structure
. The Adviser believes that its broad expertise and experience at all levels of a company’s capital structure afford it numerous tools to manage risk while preserving the opportunity for attractive returns on the Fund’s investments. The Adviser attempts to capitalize on this expertise in an effort to produce and maintain an investment portfolio that can perform in a broad range of economic conditions.
Investment Team
Set forth below is information regarding the team of professionals at the Adviser primarily responsible for overseeing the day-to-day
operations of the Fund. The Adviser utilizes a team approach, with decisions derived from interaction among various investment management sector specialists. Under this team approach, management of the Fund’s portfolio will reflect a consensus of interdisciplinary views.
Robert Zable
is a Senior Managing Director and the Global Head of Blackstone Credit & Insurance’s (defined below) Liquid Credit Strategies group (“LCS”). Prior to being appointed Global Head, Mr. Zable was Senior Portfolio Manager in charge of LCS’ U.S. CLO portfolios. Mr. Zable sits on the Global Syndicated Credit, US Syndicated Credit, Global Structured Credit and CLO Origination Investment Committees. Prior to joining Blackstone Credit & Insurance, then known as GSO Capital Partners, in 2007 Mr. Zable was a Vice President at FriedbergMilstein LLC, where he was responsible for credit opportunity investments and junior capital origination and execution. Mr. Zable began his career at JP Morgan Securities Inc., where he focused on leveraged finance in New York and London. Mr. Zable received a BS from Cornell University and an M.B.A in Finance from The Wharton School at the University of Pennsylvania.
Daniel T. McMullen
is a Senior Managing Director and the Head of Portfolio Management for Blackstone Credit & Insurance’s LCS group. He is additionally the Senior Portfolio Manager for LCS’s U.S. loan separately managed accounts, commingled funds, and exchanged traded funds. Mr. McMullen sits on the Global Syndicated Credit, US Syndicated Credit and Global Structured Credit Investment Committees. Prior to joining Blackstone in 2002, Mr. McMullen worked at CIBC World Markets, most recently as a Director and Senior Investment Analyst for the structured investment vehicles managed by Trimaran Advisors, L. L. C. Prior to that, Mr. McMullen was a Director in the Investment Banking Firm at CIBC, specializing in the aerospace and defense industries. Before joining CIBC in 1996, Mr. McMullen was employed at The Chase Manhattan Bank where he worked in the Corporate Finance Healthcare Group. Mr. McMullen received a BA from the University of Rochester, where he graduated cum laude, and is a CFA charterholder.
Gordon McKemie
is a Managing Director and a Portfolio Manager of the
closed-end
and exchange-traded funds in Blackstone Credit & Insurance’s LCS group. Prior to joining Blackstone Credit & Insurance, then known as GSO Capital Partners, in 2012 Mr. McKemie was an Associate in Leveraged Finance at Citigroup and an Assistant Vice President in high yield research at Barclays Capital. He began his career at Lehman Brothers. Mr. McKemie received a BBA with a concentration in Finance from the Goizueta Business School at Emory University and is a CFA charterholder.
Robert Post
is a Managing Director and Head of US CLO Portfolio Management in Blackstone Credit & Insurance’s LCS group. Mr. Post sits on the Global Syndicated Credit and US Syndicated Credit Investment Committees. Prior to joining Blackstone Credit & Insurance, then known as GSO Capital Partners, in 2017, Mr. Post was a Junior Portfolio Manager at BlackRock, where his responsibilities included various leveraged loan and high yield mandates. Previously, Mr. Post was an Analyst at BMO Capital Markets, where he was involved with the ongoing monitoring and structuring of leveraged finance transactions. Mr. Post began his career at MetLife Investments as a credit analyst focused on corporate bonds. Mr. Post received a BA in Economics with a concentration in Financial Markets from Colby College.
Although the persons described above are currently employed by Blackstone and are engaged in the activities of Blackstone Credit & Insurance, such persons may not necessarily continue to be employed by Blackstone during the entire term of the Investment Advisory Agreement and, if so employed, may not remain engaged in the activities of Blackstone Credit & Insurance. Additional information about the portfolio managers’ compensation, other accounts managed by them and other information is provided in the SAI.
Investment Advisory Agreement
The Adviser provides services to the Fund pursuant to an investment advisory agreement between the Fund and the Adviser. Under the investment advisory agreement, subject to the supervision and direction of the Board of Trustees, the Adviser will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for the Fund, place orders to purchase and sell securities, and employ professional portfolio managers and securities analysts who provide research services to the Fund.
The Fund’s investment advisory agreement will continue in effect, unless otherwise terminated, until May 31, 2024, and then will continue from year to year thereafter provided such continuance is specifically approved at least annually (a) by the Board of Trustees or by a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) and (b) in either event, by a majority of the Board of Trustees of the Fund who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “independent trustees”) with such independent trustees casting votes in person at a meeting called for such purpose. The Fund’s investment advisory agreement provides that the Adviser may render services to others. The Fund’s investment advisory agreement is terminable without penalty on not more than 60 days’ nor less than 30 days’ written notice by the Fund when authorized either by a vote of a majority of the outstanding securities entitled to vote (as defined in the 1940 Act) or by a vote of a majority of the Fund’s trustees, or by the Adviser on not less than 60 days’ written notice, and will automatically terminate in the event of its assignment. The Fund’s investment advisory agreement provides that neither the Adviser nor its personnel or affiliates shall be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of security transactions for the Fund, except for willful misfeasance, bad faith or gross negligence or reckless disregard of its or their obligations and duties.
The Fund has agreed to pay the Adviser a management fee at an annual rate equal to 1.00% of the average daily value of the Fund’s net assets. The Adviser voluntarily waived its Management Fee until June 30, 2018. Between July 1, 2018 and March 31, 2019, the Adviser voluntarily waived a portion of its Management Fee and incrementally stepped up the Management Fee towards the full annual rate. Starting April 1, 2019, the Adviser has received a Management Fee at an annual rate of 1.00% of the average daily value of the Fund’s net assets.
A discussion regarding the basis for the continuation of the investment advisory agreement by the Board of Trustees is available in the Annual Report. The basis for subsequent continuations of the Fund’s investment advisory agreement will be provided in annual or semi-annual reports to common shareholders for the periods during which such continuations occur.
In addition to the fees paid to the Adviser, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with the Adviser), custodian, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, listing fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.

Administrator
ALPS, located at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as administrator to the Fund. Under the Administration Agreement, ALPS maintains the Fund’s general ledger and is responsible for calculating the NAV of the Common Shares, and generally managing the administrative affairs of the Fund. ALPS is entitled to receive a monthly fee based on the Fund’s average daily net assets plus out-of-pocket
expenses.
Control Persons
A control person is any person who owns beneficially more than 25% of the Common Shares or who is otherwise deemed to “control” the Fund. Such person may be able to determine or significantly influence the outcome of matters submitted to a vote of the common shareholders. As of December 31, 2023, the Fund did not know of any person or entity who “controlled” the Fund.

PURCHASE OF COMMON SHARES
Common Shares
The Fund is offering five classes of Common Shares on a continuous basis: Class I Shares, Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares. The Fund has been granted exemptive relief from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.
Minimum Investment
The minimum initial investment for Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares is $10,000 per account. The minimum initial investment for Class I Shares is $1,000,000 per account. The minimum subsequent investment per account for all classes of Common Shares is $1,000. The minimum investment for each class of Common Shares may be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Trustees, and certain employees of Blackstone, including its affiliates, vehicles controlled by such employees and their extended family members.
Distributor
Blackstone Securities Partners L.P. is the principal underwriter and distributor of Common Shares pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund. The Distributor, located at 345 Park Avenue, 27th Floor, New York, New York 10154, is a broker-dealer registered with the SEC and is a member of FINRA. The Distributor is a wholly-owned subsidiary of Blackstone.
Class I Shares, Class D Shares and Class U Shares were initially offered at $25.00 per share, and thereafter have been offered on a continuous basis at NAV per share. Class T Shares were initially offered at $25.64 per share, and thereafter have been offered on a continuous basis at NAV per share, plus a maximum sales load of 2.50% of the offering price.
Class T-I
Shares were initially offered at $25.91 per share, and thereafter have been offered on a continuous basis at NAV per share, plus a maximum sales load of 3.50% of the offering price. The Distributor acts as the distributor of Class I Shares, Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Class I Shares, Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares of the Fund. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act.
Shares are also offered through Selling Agents that have entered into selling agreements with the Distributor. The Distributor may reallow the full amount of the sales load to the brokers or dealers that act as Selling Agents for the Fund. Class I Shares, Class D Shares and Class U Shares may also be available on brokerage platforms of Selling Agents that have agreements with the Distributor to offer Class I Shares, Class D Shares and Class U Shares solely when acting as an agent for the investor. While Class I Shares, Class D Shares and Class U Shares are each not subject to a sales load, an investor transacting in Class I Shares, Class D Shares and Class U Shares in these programs may be required to pay a brokerage commission, transaction fees and/or other forms of compensation to their Selling Agent. Investors should consult with their Selling Agent about the sales load and any additional fees or charges their Selling Agent might impose on each class of shares.
The Fund pays the Distributor a Service Fee that is calculated monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class T Shares,
Class T-I
Shares, Class D Shares and Class U Shares, respectively. The Service Fee is for personal services provided to shareholders and/or the maintenance of shareholder accounts services and to reimburse the Distributor for related expenses incurred. The

Distributor may pay all or a portion of the Service Fee to the Selling Agents that sell Class T Shares,
Class T-I
Shares, Class D Shares and Class U Shares. Payment of the Service Fee is governed by the Fund’s Distribution and Service Plan.
The Fund pays the Distributor a Distribution Fee that is calculated monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to Class T Shares,
Class T-I
Shares and Class U Shares. Under FINRA rules, the Distribution Fee is for the sale and marketing of Class T Shares,
Class T-I
Shares and Class U Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class T Shares,
Class T-I
Shares and Class U Shares. All or a portion of the Distribution Fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services that are not required to be paid pursuant to a Service Fee under FINRA rules. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of its Distribution and Service Plan. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan.
Class I Shares do not incur a Service Fee or a Distribution Fee.
How to Purchase Common Shares
The following section provides basic information about how to purchase Common Shares of the Fund.
The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund. Common Shares of the Fund will be continuously offered through the Distributor. As discussed below, the Fund may authorize one or more intermediaries (
e.g.
, broker-dealers and other financial firms) to receive purchase or repurchase orders on its behalf. The Common Shares will be offered at NAV per share calculated each regular business day, plus any applicable sales charge. Selling Agents may establish different minimum investment requirements than the Fund and may also independently charge you transaction fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through Selling Agents will normally be held in your account with that firm.
The Fund and the Distributor will have the sole right to accept orders to purchase Common Shares and reserve the right to reject any order in whole or in part.
No market currently exists for Common Shares. The Fund does not intend to list its Common Shares for trading on any securities exchange. There is currently no secondary market for Common Shares and the Fund does not anticipate that a secondary market will develop for its Common Shares. Neither the Adviser nor the Distributor intends to make a market in Common Shares.
Class T Shares,
Class T-I
Shares and Class U Shares are available through brokerage, transactional-based accounts and through certain fee-based
programs. Class I Shares and Class D Shares are generally available only (1) to endowments, foundations, pension funds and other institutional investors for purchase in this offering, (2) through fee-based
programs, also known as wrap accounts, that provide access to Class I Shares and Class D Shares, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares and Class D Shares, (4) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) to other categories of investors that the Fund names in an amendment or supplement to this prospectus, or (6) to the Fund’s executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Blackstone or other affiliates and their immediate family members, and, if approved by the Board of Trustees, joint venture partners, consultants and other service providers.

Acceptance and Timing of Purchase Orders
A purchase order received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment will be effected at that day’s NAV plus any applicable sales charge. An order received after the close of the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of the NYSE and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business. For shares purchased through the Distributor, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) in order to receive the current day’s NAV. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Instructions must include the name and signature of an appropriate person designated on the account application, account name, account number, name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order. For more information on purchasing Common Shares through the Distributor, please call
 (844) 702-1299.
Investors may buy and sell shares of the Fund through Selling Agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund. Orders will be priced at the appropriate price next computed after it is received by a Selling Agent and accepted by the Fund. A Selling Agent may hold shares in an omnibus account in the Selling Agent’s name or the Selling Agent may maintain individual ownership records. Selling Agents may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Selling Agent to determine if it is subject to these arrangements. Selling Agents are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly.
The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund Common Shares. The sale of Common Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.
Sales Load
This section includes important information about sales load and sales load reductions available to investors in the Fund’s Class T Shares and
Class T-I
Shares.
The public offering price you pay when you buy Class T Shares and
Class T-I
Shares of the Fund is the NAV of the shares at the time of purchase, plus an initial sales load. The initial sales load varies depending on the size of your purchase, as set forth in the tables below. The actual sales load paid may vary among and within Selling Agents, as described herein. No sales load is imposed when Class T Shares or
Class T-I
Shares are issued

to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. It is the responsibility of you and/or your financial intermediary to ensure that you obtain the proper breakpoint sales load discount, if any.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class T Shares of the Fund are sold subject to the following sales load:

Your investment	As a % of the offering price	As a % of NAV
Up to $249,999.99	2.50%	2.56%
$250,000.00 to $499,999.99	2.00%	2.04%
$500,000.00 to $999,999.99	1.50%	1.52%
$1,000,000.00 and over	0.00%	0.00%
Class T-I
Shares of the Fund are sold subject to the following sales load:

Your investment	As a % of the offering price	As a % of NAV
Up to $249,999.99	3.50%	3.64%
$250,000.00 to $499,999.99	2.50%	2.56%
$500,000.00 to $999,999.99	1.50%	1.52%
$1,000,000.00 and over	1.00%	1.01%
A person eligible for a sales load reduction includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the 1940 Act. Investors must notify the Fund or their Selling Agent at the time of the purchase order whenever a sales load reduction is applicable to purchases and may be required to provide the Fund, or their Selling Agent, with certain information or records to verify eligibility for a sales load reduction. Such information or records may include account statements or other records for shares of the Fund of the investor and other eligible persons, as described above.
Upon such notification, an investor will pay the lowest applicable sales load. Common shareholders should retain any records necessary to substantiate the purchase price of Class T Shares or
Class T-I
Shares, as the Fund and Selling Agents may not retain this information. Sales load reductions may be modified or terminated at any time. For more information about sales load reductions, investors should contact the Distributor or their Selling Agent.
Intra-Fund Exchanges
Common Shares of one class of the Fund may be exchanged, at a common shareholder’s option, directly for shares of another class of the Fund (an “intra-fund exchange”), subject to the terms and conditions described below and provided that the common shareholder for whom the intra-fund exchange is being requested meets the eligibility requirements of the class into which such common shareholder seeks to exchange. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels is described under “How to Purchase Common Shares” and “Minimum Investment” above. An intra-fund exchange will generally not be a taxable event to the common shareholder for U.S. federal income tax purposes.
Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a common shareholder receiving new shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange.

Payments to Financial Intermediaries
The Fund may pay shareholder service fees to Selling Agents for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with common shareholders whose shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.
The Adviser, out of its own resources and without additional cost to the Fund or its common shareholders, may provide additional cash payments to intermediaries, including affiliates of the Adviser, for the sale of Common Shares and related services. These payments and compensation are in addition to shareholder service fees paid by the Fund, if any. Payments are generally made to intermediaries that provide shareholder servicing, marketing and related sales support or access to sales meetings, sales representatives and management representatives of the intermediary. Payments may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. Compensation may be paid as an expense reimbursement in cases in which the intermediary provides shareholder services to the Fund. The Adviser may also pay cash compensation in the form of finder’s fees that vary depending on the dollar amount of the shares sold. The level of such payments may be substantial and may be different for different Selling Agents. These payments may create incentives on the part of a Selling Agent to view the Fund favorably compared with investment funds that do not make these payments, or that make smaller payments.
Share Class Considerations
The Fund offers five classes of Common Shares: Class I Shares, Class D Shares, Class T Shares,
Class T-I
Shares and Class U Shares. When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	the amount you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your Selling Agent to help you decide which share class is best for you. Not all Selling Agents offer all classes of shares. In addition, Selling Agents may vary the actual sales load charged, if applicable, as well as impose additional fees and charges on each class of shares. If your Selling Agent offers more than one class of shares, you should carefully consider which class of shares to purchase.
Distribution in Foreign Jurisdictions
The distribution of this prospectus and the offer and sale of the Common Shares in certain jurisdictions may be restricted by law. Please see the various
non-U.S.
securities laws legends that are found in Appendix B to this prospectus. It is the responsibility of any persons wishing to purchase Common Shares to inform themselves of and to observe all applicable laws and regulations of any relevant jurisdictions. Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their citizenship, residence, domicile and place of business with respect to the acquisition, holding or disposal of Common Shares, and any foreign exchange restrictions that may be relevant thereto.

PERIODIC REPURCHASE OFFERS
The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to common shareholders, conducts periodic repurchase offers. The Fund has been granted exemptive relief from the SEC that permits the Fund to make monthly repurchase offers of not less than 5% of the Fund’s outstanding Common Shares at NAV and, under normal market conditions, the Board currently expects to authorize a 7.5% offer each month. The Fund has adopted a fundamental policy to make monthly offers to repurchase no less than 5% of its outstanding Common Shares at NAV, reduced by any applicable repurchase fee.
Repurchase Offers
As a fundamental policy, which may not be changed without shareholder approval, the Fund offers common shareholders the opportunity to request the repurchase of their Common Shares on a monthly basis. The Fund is required to offer to repurchase not less than 5% of its outstanding Common Shares with each repurchase offer and, under normal market conditions, the Board currently expects to authorize a 7.5% offer each month. The Fund may not offer to repurchase less than 5% nor more than 25% of its outstanding Common Shares during any three month period.
Generally on the first business day of the month, and in any case at least 7 and no more than 14 calendar days prior to the Repurchase Request Deadline (as defined below), the Fund will send notice to each common shareholder setting forth (i) the number of Common Shares the Fund will repurchase; (ii) the Repurchase Request Deadline and other terms of the offer to repurchase; and (iii) the procedures for common shareholders to follow to request a repurchase.
The time and dates by which repurchase offers must be received in good order (“Repurchase Request Deadline”) will generally be 4:00 p.m. Eastern time on the eighth business day of each month. Common shareholders and financial intermediaries must submit repurchase requests in good order by the Repurchase Request Deadline. The Repurchase Request Deadline will be strictly observed. Common shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate Common Shares until a subsequent repurchase offer. The Fund may authorize one or more intermediaries (
e.g.
, broker-dealers and other financial firms) to receive repurchase orders on its behalf. The Fund will be deemed to have received a repurchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order.
The repurchase price will be the Fund’s NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline (“Repurchase Offer Amount”). Payment for all Common Shares repurchased pursuant to these offers will be made not later than 7 calendar days after the repurchase pricing date (“Repurchase Payment Deadline”). Under normal circumstances, it is expected that the Repurchase Request Deadline will be the same date as the repurchase pricing date. Payment for Common Shares tendered for repurchase will normally be made by the fourth business day (but in any case no later than the seventh calendar day) following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer. If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled. During the period the offer to repurchase is open, common shareholders may obtain the current NAV by calling toll-free
(844) 702-1299.
If more Common Shares are tendered for repurchase than the Fund has offered to repurchase, the Fund may, but is not obligated to, increase the number of Common Shares to be repurchased in a repurchase offer by up to 2% of Common Shares outstanding, but any such increases in the amounts repurchased may not exceed an aggregate of 2% in any three month period (which 2% increase will not count towards the Fund’s limit on repurchasing no more than 25% of its outstanding Common Shares during any three month period). If there are still more Common Shares tendered than are offered for repurchase, Common Shares will be repurchased on a pro-rata
basis. However, the Fund may determine to alter the
pro-rata
allocation and the Fund may accept all Common Shares tendered by persons who own, in the aggregate, fewer than 100 Common Shares and who tender all of their Common Shares, before prorating shares tendered by others.
Because of the foregoing, common shareholders may be unable to liquidate all, or a given percentage, of their Common Shares and some common shareholders may tender more Common Shares than they wish to have repurchased in order to ensure repurchase of at least a specific number of shares. Common shareholders may withdraw Common Shares tendered for repurchase at any time prior to the Repurchase Request Deadline.
The Fund may impose a repurchase fee of up to 2.00% on Common Shares accepted for repurchase by the Fund that have been held by an investor for less than one year. The repurchase fee will be retained by the Fund and is intended to compensate the Fund for expenses directly related to the repurchases. The repurchase fee is imposed on a first-in,
first-out
basis, which means that you will tender Common Shares in the order of their purchase. The Fund has elected not to impose the repurchase fee on repurchases of Common Shares acquired through the reinvestment of dividends and distributions or submitted pursuant to an auto-rebalancing mechanism of a shareholder account, or in cases of redemptions pursuant to death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce.
As set forth above, the Fund will waive the repurchase fee in respect of repurchase of Common Shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a common shareholder who is a natural person, including Common Shares held by such common shareholder through a trust or an individual retirement account or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the common shareholder, the recipient of the Common Shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such common shareholder, provided that the condition causing the qualifying disability was not pre-existing
on the date that the common shareholder became a common shareholder or (iii) in the case of divorce, receiving written notice from the common shareholder of the divorce and the common shareholder’s instructions to effect a transfer of the Common Shares (through the repurchase of the Common Shares by the Fund and the subsequent purchase by the common shareholder) to a different account held by the common shareholder (including trust or an individual retirement account or other retirement or profit-sharing plan). The Fund must receive the written repurchase request within 12 months after the death of the common shareholder, the initial determination of the common shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death or disability of a common shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the common shareholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the common shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the repurchase fee upon death does not apply.
Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund’s portfolio to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund’s portfolio through repurchases without offsetting new sales, may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Fund. The Fund may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Loans and reduce the Fund’s value. Notwithstanding the foregoing, it is the Adviser’s intention to fund repurchases with the proceeds of Borrowings whenever practical. Use of the borrowing facility entails certain risks and costs. See “—Liquidity Requirements.”
The repurchase of Common Shares by the Fund will generally be a taxable event to common shareholders, and may be a taxable event to those common shareholders that do not participate in the repurchase. See “Tax

Considerations” for a general summary of U.S. federal income tax considerations for U.S. shareholders. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences of investing in the Fund and participating in the Fund’s repurchase offer program.
Suspension or Postponement of a Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company (“RIC”) under the Code; (ii) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of the common shareholders.
Liquidity Requirements
From the time that the notification is sent to common shareholders until the repurchase pricing date, the Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets: (i) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (ii) that mature by the Repurchase Payment Deadline.
The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase policy and the liquidity requirements described in the previous paragraph.
The Fund finances repurchase offers with cash on hand, cash raised through Borrowings, or the liquidation of portfolio investments. There is some risk that the need to sell Loans to fund repurchase offers may affect the market for those Loans. In turn, this could diminish the Fund’s NAV.
Redemption of Senior Securities
In order to permit the Fund to repurchase Common Shares, the Borrowing or other indebtedness issued by the Fund, as well as the terms of any Preferred Shares, must either mature by the next repurchase pricing date or provide for their redemption, call or repayment by the next repurchase, either in whole or in part, without penalty or premium. Although the Fund ordinarily does not expect to redeem any senior security, including Preferred Shares, it may be required to redeem such securities if, for example, the Fund does not meet an asset coverage ratio required by law or correct a failure to meet a rating agency guideline in a timely manner.

NET ASSET VALUE
NAV per common share will be determined daily by ALPS on each day that the NYSE is open for business as of the close of the regular trading session on the NYSE. The Fund calculates NAV per common share by subtracting liabilities (including accrued expenses or dividends) from the total assets of the Fund (the value of the securities plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of outstanding Common Shares of the Fund.
Loans are primarily valued by using a composite loan price from a nationally recognized loan pricing service. The methodology used by the Fund’s nationally recognized loan pricing provider for composite loan prices is to value loans at the mean of the bid and ask prices from one or more brokers or dealers. CLOs are valued at the price provided by a nationally recognized pricing service. The prices provided by the nationally recognized pricing service are typically based on the evaluated mid-price
of each of the CLOs. Corporate bonds and convertible bonds, other than short-term investments, are valued at the price provided by a nationally recognized pricing service.
Non-U.S.
Instruments are valued by translating available quotes into U.S. dollar equivalents, if the quotes are considered reliable, and are otherwise valued at fair value.
Over-the-counter
options are priced on the basis of dealer quotes. Other types of derivatives for which quotes may not be available are valued at fair value.
The prices provided by the nationally recognized pricing service are typically based on the mean of bid and ask prices for each corporate bond security. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments. Equity securities for which market quotations are available are generally valued at the last sale price or official closing price on the primary market or exchange on which they trade. Futures contracts are ordinarily valued at the last sales price on the securities or commodities exchange on which they are traded. Written and purchased options are ordinarily valued at the closing price on the securities or commodities exchange on which they are traded. To the extent current market quotations are not readily available, short-term debt investments, if any, having a remaining maturity of 60 days or less when purchased would be valued at cost adjusted for amortization of premiums and accretion of discounts.
In accordance with Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the valuation designee to perform fair value determinations related to the Fund’s investments, subject to the Board’s oversight and periodic reporting requirements. Any investments and other assets for which such current market quotations are not readily available are valued at fair value (“Fair Valued Assets”) as determined in good faith by a committee of the Adviser (“Fair Valued Asset Committee”) under the Fund’s valuation procedures established by, and under the general supervision and responsibility of, the Board of Trustees. A Fair Valued Asset Committee meeting may be called at any time by any member of the Fair Valued Asset Committee. The pricing of all Fair Valued Assets and determinations thereof shall be reported by the Adviser as valuation designee to the Board at each regularly scheduled quarterly meeting.

DISTRIBUTIONS
The Fund declares income dividends daily and distribute them to common shareholders monthly at rates that reflect the past and projected net income of the Fund. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio investments and other sources. The Fund will pay common shareholders at least annually all or substantially all of its net investment income after the payment of interest, fees or dividends, if any, owed with respect to any forms of leverage utilized by the Fund. The Fund pays any capital gains distributions at least annually.
The U.S. federal income tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. In light of the Fund’s investment policies, the Fund anticipates that the 1940 Act will require it to accompany each monthly distribution with a statement setting forth the estimated source (as between ordinary income, capital gains and return of capital) of the distribution made. The Fund will indicate the proportion of its capital gains distributions that constitute long-term and short-term gains annually. The ultimate U.S. federal income tax characterization of the Fund’s distributions made in a calendar or taxable year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution would generally be treated as a tax-free
return of capital reducing the amount of a common shareholder’s tax basis in such shareholder’s shares. When you sell your shares in the Fund, the amount, if any, by which your sales price exceeds your basis in the Fund’s shares is gain subject to tax. Because a return of capital reduces your basis in the shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the shares, all other things being equal. To the extent that the amount of any return of capital distribution exceeds the common shareholder’s basis in such shareholder’s shares, the excess will be treated as gain from a sale or exchange of the shares. See “Tax Considerations.”
Various factors will affect the level of the Fund’s income, including the asset mix, the average maturity of the Fund’s portfolio, the amount of leverage utilized by the Fund and the Fund’s use of hedging. To permit the Fund to maintain a more stable monthly distribution, the Fund may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV (and indirectly benefit the Adviser and ALPS by increasing their fees) and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.
Section 19(b) of the 1940 Act and Rule
19b-1
thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions.

DIVIDEND REINVESTMENT PLAN
Pursuant to the Plan, all common shareholders will have all dividends, including any capital gain dividends, reinvested automatically in additional Common Shares by SS&C GIDS, Inc., as agent for the common shareholders (the “Plan Agent”), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder as representing the total amount registered in such common shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Common shareholders whose shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such common shareholders may not be able to transfer their shares to another bank or broker and continue to participate in the Plan.
Common Shares received under the Plan will be issued to you at their NAV on the ex-dividend
date; there is no sales or other charge for reinvestment. You are free to withdraw from the Plan and elect to receive dividends and distributions in cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.
The Plan Agent provides written confirmation of all transactions in the shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Common Shares you have received under the Plan.
Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Tax Considerations.”
The Fund and the Plan Agent reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from the Plan Agent.

DESCRIPTION OF SHARES
Common Shares
The Fund is authorized to issue an unlimited number of Common Shares. Each Common Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.
The holders of Common Shares will not be entitled to receive any distributions from the Fund unless all accrued interest, fees and distributions, if any, with respect to the Fund’s leverage have been paid, unless certain asset coverage tests with respect to the leverage employed by the Fund are satisfied after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating any Preferred Shares issued by the Fund have been met. See “—Preferred Shares” below. All Common Shares are equal as to distributions, assets and voting privileges and have no preemptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, when available, to all holders of its Common Shares.
The Fund has no present intention of offering any additional shares other than the Common Shares it may issue under the Fund’s Plan. Any additional offerings of shares will require approval by the Board of Trustees. Any additional offering of Common Shares will be subject to the requirements of the 1940 Act, which provides that shares may not be issued at a price below the then current NAV, exclusive of the sales load, except in connection with an offering to existing holders of Common Shares or with the consent of a majority of the Fund’s outstanding voting securities.
The Fund’s NAV per share generally increases when interest rates decline, and decreases when interest rates rise. However, because the Loans that the Fund invests in are floating rate in nature, the Fund’s NAV per share will be less affected by interest rate fluctuations than if it were investing primarily in other forms of securities. The Fund’s NAV will be reduced immediately following the offering of Common Shares by the amount of the sales load and the amount of the organizational costs and offering expenses paid by the Fund. See “Summary of Fund Expenses.”
As of December 31, 2023, the following amount of each class of Common Shares of the Fund was authorized for registration and outstanding:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Class I Shares	Unlimited	N/A	4,329,717
Class D Shares	Unlimited	N/A	2,456.848
Class T Shares	Unlimited	N/A	4,077,009
Class T-I Shares	Unlimited	N/A	421,730
Class U Shares	Unlimited	N/A	552,871
Preferred Shares
The Fund’s Declaration of Trust provides that the Board of Trustees of the Fund may authorize and issue Preferred Shares, with rights as determined by the Board of Trustees, without the approval of the holders of the Common Shares. Holders of Common Shares have no preemptive right to purchase any Preferred Shares that might be issued.
While the Fund does not anticipate doing so, it may issue Preferred Shares in an aggregate amount of up to 33 1/3% of its total assets less all liabilities and indebtedness of the Fund other than senior securities at the time the leverage is incurred in order to buy additional securities. The use of leverage can create risks. The Board of Trustees reserves the right to change the foregoing percentage limitation and may issue Preferred Shares to the extent permitted by the 1940 Act, which currently limits the aggregate liquidation preference of all outstanding

Preferred Shares to 50% of the value of the Fund’s total assets, less liabilities and indebtedness of the Fund. We cannot assure you, however, that Preferred Shares will not be issued. The terms of any Preferred Shares, including distribution rate, liquidation preference and redemption provisions restrictions on the declaration of distributions, maintenance of asset ratios and restrictions while distributions are in arrears will be determined by the Board of Trustees, subject to applicable law and the Declaration of Trust. The Fund also believes that it is likely that the liquidation preference, voting rights and redemption provisions of any Preferred Shares will be similar to those stated below.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of any Preferred Shares will be entitled to receive a preferential liquidating distribution. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Fund.
The 1940 Act requires that the holders of any Preferred Shares, voting separately as a single class, have the right to elect at least two trustees at all times. The remaining trustees will be elected by holders of Common Shares and Preferred Shares, voting together as a single class. Holders of Common Shares will experience diminished voting power if the Fund issues Preferred Shares. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any Preferred Shares have the right to elect a majority of the trustees of the Fund at any time two years’ dividends on any Preferred Shares are unpaid. The 1940 Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Shares, voting separately as a class, would be required to (1) adopt any plan of reorganization that would adversely affect the Preferred Shares and (2) take any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, changes in the Fund’s sub-classification
as a
closed-end
investment company or changes in its fundamental restrictions. See “Certain Provisions in the Agreement and Declaration of Trust.” As a result of these voting rights, the Fund’s ability to take any such actions may be impeded to the extent that there are any Preferred Shares outstanding. The Board of Trustees presently intends that, except as otherwise indicated in this prospectus and except as otherwise required by applicable law, holders of Preferred Shares will have equal voting rights with holders of Common Shares (one vote per share, unless otherwise required by the 1940 Act) and will vote together with holders of Common Shares as a single class.
The terms of any Preferred Shares issued by the Fund are expected to provide that the affirmative vote of the holders of a majority of any outstanding Preferred Shares, voting as a separate class, would be required to amend, alter or repeal any of the preferences, rights or powers of holders of Preferred Shares so as to affect materially and adversely such preferences, rights or powers, or to increase or decrease the authorized number of Preferred Shares. The class vote of holders of Preferred Shares described above will in each case be in addition to any other vote required to authorize the action in question.
The terms of any Preferred Shares issued by the Fund are expected to provide that (i) they are redeemable by the Fund in whole or in part at the original purchase price per share plus accrued distributions per share; (ii) the Fund may tender for or purchase Preferred Shares and (iii) the Fund may subsequently resell any Preferred Shares so tendered for or purchased. Any redemption or purchase of Preferred Shares by the Fund will reduce the leverage applicable to the Common Shares, while any resale of such Preferred Shares by the Fund will increase that leverage.
The discussion above describes the possible offering of Preferred Shares by the Fund. If the Board of Trustees determines to proceed with such an offering, the terms of the Preferred Shares may be the same as, or different from, the terms described above, subject to applicable law and the terms of the Fund’s Declaration of Trust. The Board of Trustees, without the approval of the holders of Common Shares, may authorize an offering of Preferred Shares or may determine not to authorize such an offering, and may fix the terms of the Preferred Shares to be offered.

CERTAIN PROVISIONS IN THE AGREEMENT AND DECLARATION OF TRUST
The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees. This could have the effect of depriving common shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over the Fund. Such attempts could have the effect of increasing the expenses of the Fund and disrupting the normal operation of the Fund. A trustee may be removed from office for cause only, and not without cause, and only by the action of a majority of the remaining trustees followed by a vote of the holders of a majority of the shares then entitled to vote for the election of the respective trustee.
The Declaration of Trust grants special approval rights with respect to certain matters to members of the Board of Trustees who qualify as “Continuing Trustees,” which term means trustees who either (i) have been members of the Board of Trustees for a period of at least thirty-six
months (or since September 27, 2017, if less than
thirty-six
months) or (ii) were nominated to serve as members of the Board of Trustees by a majority of the Continuing Trustees then members of the Board of Trustees.
The Declaration of Trust requires the affirmative vote or consent of at least seventy-five percent (75%) of the trustees and holders of at least seventy-five percent (75%) of the Fund’s shares (including common and Preferred Shares of beneficial interest) to authorize certain Fund transactions not in the ordinary course of business, including a merger or consolidation, certain issuances or transfers by the Fund of the Fund’s shares (except as may be pursuant to a public offering, the Plan or upon exercise of any stock subscription rights), certain sales, transfers or other dispositions of Fund assets, or any shareholder proposal regarding specific investment decisions, unless the transaction is authorized by both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees (in which case no shareholder authorization would be required by the Declaration of Trust, but may be required in certain cases under the 1940 Act). The Declaration of Trust also requires the affirmative vote or consent of a majority of the Trustees and of holders of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) to authorize a conversion of the Fund from a closed-end
to an
open-end
investment company. Also, the Declaration of Trust provides that the Fund may dissolve upon the vote of a majority of the Trustees and two-thirds
of the Fund’s shares. See “Risks—Anti-Takeover Provisions.”
The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters, certain of which are required by the 1940 Act.
The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control of the Fund by a third party. These provisions also provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objective and policies. The provisions of the Declaration of Trust and Bylaws described above could have the effect of discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The Board of Trustees has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its shareholders.
The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration of Trust and the Bylaws, both of which will be on file with the SEC.
The Declaration of Trust provides that shareholders will have the same limitation of personal liability extended to stockholders of private, for profit corporations incorporated under the Delaware General Corporation Law.
For the purposes of calculating “a majority of the outstanding voting securities” under the Declaration of Trust, each class and series of the Fund will vote together as a single class, except to the extent required by the

1940 Act or the Declaration of Trust, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.
The Board of Trustees has determined that provisions with respect to the Board of Trustees and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law (which does not mandate that shareholders have any particular right to vote upon) or the 1940 Act, are in the best interest of shareholders generally. For a more complete explanation, see the full text of these provisions in the Declaration of Trust, which is on file with the SEC.

TAX CONSIDERATIONS
The discussion below and certain disclosure in the SAI provide general tax information related to an investment in Common Shares of the Fund. Because tax laws are complex and often change, common shareholders should consult their tax advisors about the tax consequences of an investment in the Fund. Unless otherwise noted, the following tax discussion applies only to U.S. shareholders that hold the Common Shares as capital assets. A U.S. shareholder is a common shareholder who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source.
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code. To qualify under Subchapter M for the favorable tax treatment accorded to RICs, the Fund must, among other things: (1) distribute to its shareholders in each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and its net tax-exempt
income; (2) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is represented by the securities (other than U.S. government securities or the securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses, or (III) any one or more Qualified Publicly Traded Partnerships. As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain.
If the Fund failed to qualify for the favorable tax treatment accorded to RICs in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year
period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have distributed any income or gain on which it paid U.S. federal income tax.

Distributions to common shareholders of ordinary income, and of net short-term capital gains, if any, realized by the Fund will generally be taxable to common shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the common shareholder has owned Common Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a common shareholder as a return of capital which will be applied against and reduce the common shareholder’s basis in his or her Common Shares. To the extent that the amount of any such distribution exceeds the common shareholder’s basis in his or her Common Shares, the excess will be treated by the common shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
common shareholders.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares of the Fund pursuant to the Plan. Common shareholders receiving distributions in the form of additional Common Shares of the Fund will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Common Shares received by a common shareholder pursuant to the Plan will have a new holding period commencing on the day following the day on which the Common Shares were credited to the common shareholder’s account.
Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to common shareholders of record on a specified date in one of those months, and paid during the following January, will be treated as having been distributed by the Fund (and received by common shareholders) on December 31 of the year in which declared.
In general, the sale, exchange or other disposition of Common Shares (except pursuant to a repurchase by the Fund, as described below) will result in capital gain or loss to common shareholders. A holder’s gain or loss generally will be a long-term capital gain or loss if the Common Shares have been held for more than one year. Present law taxes both long-and
short-term capital gains of corporations at the rates applicable to ordinary income. For non-corporate
taxpayers, however, long-term capital gains are currently eligible for reduced rates of taxation. Losses realized by a holder on the sale, exchange or other disposition of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains, as discussed under “Taxes—Distributions” in the SAI) with respect to such Common Shares. In addition, no loss will be allowed on the sale, exchange or other disposition of Common Shares if the common shareholder acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such case, the basis of the securities acquired will be adjusted to reflect the disallowed loss.
From time to time, the Fund may offer to repurchase its outstanding Common Shares. Common shareholders who tender all Common Shares held, or considered to be held, by them will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a common shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such common shareholder may be treated as having received a taxable dividend upon the repurchase of its Common Shares. In such a case, there is a risk that non-tendering
common shareholders, and common shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.

The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain common shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the common shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
If a common shareholder is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign trust or estate or a foreign corporation (a
“non-U.S.
shareholder”) (other than such a common shareholder whose ownership of shares is effectively connected with a U.S. trade or business), certain dividends received by such common shareholder may be subject to U.S. federal withholding tax. To the extent that Fund distributions consist of ordinary dividends that are subject to withholding, the applicable withholding agent will generally be required to withhold U.S. federal income tax at the rate of 30% (or such lower rate as may be determined in accordance with any applicable treaty). However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to common shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if they had been received directly by a
non-U.S.
shareholder, and that satisfy certain other requirements. Net capital gain dividends (that is, distributions of the excess of net long-term capital gain over net short-term capital loss) distributed by the Fund to a
non-U.S.
shareholder will not be subject to U.S. federal withholding tax.
The Fund may be required to withhold from distributions to a
non-U.S.
shareholder that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the
non-U.S.
shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such
non-financial
foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of Common Shares.
The foregoing tax discussion is for general information only. The provisions of the Code and regulations thereunder presently in effect as they directly govern the taxation of the Fund and common shareholders are subject to change by legislative or administrative action, and any such change may be retroactive. The foregoing does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities that elect mark to market treatment, or persons that will hold Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address U.S. federal estate or gift taxes or the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax.

Common shareholders are advised to consult with their own tax advisors for more detailed information concerning federal income tax matters.

CUSTODIANS AND TRANSFER AGENT
The custodian of the assets of the Fund is The Bank of New York Mellon located at 225 Liberty Street, New York, New York 10286. UMB Bank, n.a. located at 1010 Grand Boulevard, Kansas City, MO 64106, serves as the Fund’s custodian for purposes of processing investor subscriptions and repurchases. SS&C GIDS, Inc. located at 333 W. 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s transfer agent and dividend paying agent with respect to the Common Shares.
LEGAL OPINIONS
Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Simpson Thacher & Bartlett LLP, New York, New York. Simpson Thacher & Bartlett LLP relied as to certain matters of Delaware law on the opinion of Richards, Layton & Finger, P.A.

PRIVACY POLICY
This privacy policy sets forth the Adviser’s policies with respect to nonpublic personal information of individual investors, shareholders, prospective investors and former investors of investment funds managed by the Adviser. These policies apply to individuals only and are subject to change.
Rev June 2023

FACTS	WHAT DO BLACKSTONE REGISTERED FUNDS DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?
The types of personal information we collect and share depend on the product or service you have with us. This information can include:

•   Social Security number and income
•   Assets and investment experience
•   Risk tolerance and transaction history

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Blackstone Registered Funds (as defined below) choose to share; and whether you can limit this sharing.

Reasons we can share your personal information	Do Blackstone Registered Funds share?	Can you limit this sharing?

For our everyday business purposes –such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No

For our marketing purposes –to offer our products and services to you	Yes	No

For joint marketing with other financial companies	No	We don’t share

For our affiliates’ everyday business purposes –information about your transactions and experiences	No	We don’t share

For our affiliates’ everyday business purposes –information about your creditworthiness	No	We don’t share

For our affiliates to market to you	No	We don’t share

For nonaffiliates to market to you	No	We don’t share

Questions?	Email us at PrivacyQueries@Blackstone.com

Who We Are

Who is providing this notice?	Blackstone Registered Funds include Blackstone Alternative Investment Funds, on behalf of its series Blackstone Alternative Multi-Strategy Fund, Blackstone Diversified Multi-Strategy Fund, a
sub-fund
of Blackstone Alternative Investment Funds plc, Blackstone Floating Rate Enhanced Income Fund, Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Long-Short Credit Income Fund, Blackstone Strategic Credit 2027 Term Fund, and Blackstone Secured Lending Fund, Blackstone Real Estate Income Fund, Blackstone Real Estate Income Fund II, and Blackstone Real Estate Income Master Fund.

What We Do

How do Blackstone Registered Funds protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How do Blackstone Registered Funds collect my personal information?
We collect your personal information, for example, when you:

•   open an account or give us your income information
•   provide employment information or give us your contact information
•   tell us about your investment or retirement portfolio

We also collect your personal information from others, such as credit bureaus, affiliates, or other companies.

Why can’t I limit all sharing?
Federal law gives you the right to limit only:

•   sharing for affiliates’ everyday business purposes–information about your creditworthiness
•   affiliates from using your information to market to you
•   sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing. See below for more on your rights under state law.

What happens when I limit sharing for an account I hold jointly with someone else?	Your choices will apply to everyone on your account—unless you tell us otherwise.

Definitions

Affiliates
Companies related by common ownership or control. They can be financial and nonfinancial companies.

•   Our affiliates include companies with a Blackstone name and financial companies such as Blackstone Credit and Strategic Partners Fund Solutions.

Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Blackstone Registered Funds do not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Our joint marketing partners include financial services companies.

Other Important Information

California Residents
— In accordance with California law, we will not share information we collect about California residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We will also limit the sharing of information about you with our affiliates to the extent required by applicable California law.

Vermont Residents
— In accordance with Vermont law, we will not share information we collect about Vermont residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We will not share creditworthiness information about Vermont residents among Blackstone Registered Funds’ affiliates except with the authorization or consent of the Vermont resident.

Contact Us

If you have any questions or comments about this Privacy Notice, or if you would like us to update information we have about you or your preferences, please email us at PrivacyQueries@Blackstone.com or access our web form www.blackstone.com/privacy.

You also may write to:

Blackstone Inc.
Attn: Legal & Compliance
345 Park Avenue New York, NY 10154

INVESTOR DATA PRIVACY NOTICE
Why are you seeing this notice?

•
You may need to provide Personal Data to us as part of your investment into a fund or other investment vehicle (as applicable, the
Fund
) managed or advised by investment advisers or management companies that are subsidiaries of Blackstone Inc. or its affiliates (and, where applicable, the general partner of the relevant Fund) (collectively,
Blackstone
).

•
We want you to understand how and why we use, store and otherwise process your Personal Data when you deal with us or our relevant affiliates (including under applicable data protection laws). If this notice (the
Data Privacy Notice
) has been made available to you, you may have certain rights with respect to your Personal Data under applicable data protection laws (including as described in this Data Privacy Notice).

•
“
Personal Data
” has the meaning given to it under data protection laws that apply to our processing of your personal information, and includes any information relating to an identified or identifiable individual (such as name, address, date of birth, personal identification numbers, sensitive personal information, and economic information).

•
We ask that investors promptly provide the information contained in this Data Privacy Notice to any individuals whose Personal Data they provide to the Fund or its affiliates in connection with ‘know your client’/anti-money laundering requests or otherwise.

Please read the information below carefully. It explains how and why Personal Data is processed by us.
Who is providing this notice?
Blackstone is committed to protecting and respecting your privacy. Blackstone is a global financial services firm with offices, branches, operations and entities globally, including as described at this link: https://privacy.blackstone.com/vistors-online-privacy-notice/#appendixA

•
For transparency, the Blackstone entities on whose behalf this privacy statement is made are: (i) the Fund; and (ii) where applicable, the Blackstone general partner, manager and/or investment adviser of the relevant Fund, in each case, with which you contract, transact or otherwise share Personal Data (together, the
Fund Parties
).

•	Where we use the terms “ we ”, “ us ” and “ our ” in this Data Privacy Notice, we are referring to the Fund and the Fund Parties.

•
Please consult your subscription documents, private placement memorandum or other offering documentation provided to you by or on behalf of the Fund Parties which will further specify the entities and contact details of the Fund Parties relevant to our relationship with you.

•
We welcome investors and their representatives to contact us if they have any queries with respect to the Fund Parties (in particular, which Fund Parties are relevant to their relationship with Blackstone). If you have any queries, please see the ‘Contact Us’ section.

When you provide us with your Personal Data, each Fund Party that decides how and why Personal Data is processed acts as a “
data controller
”. In simple terms, this means that the Fund Party makes certain decisions on how to use and protect your Personal Data – but only to the extent that we have informed you about the use or are otherwise permitted by law.
Where your Personal Data is processed by an entity controlled by, or under common control with, the Blackstone entity/ies managing a Fund for its own purposes, this entity will also be a data controller.

What personal data do we collect about you?
The types of Personal Data that we collect and share depends on the product or service you have with us and the nature of your investment. The Personal Data we collect about you may include:

•	Contact information, such as name, e-mail and postal address, and phone number;

•	Demographic information, such as date and country of birth, gender, country of residence, nationality, and citizenship;

•
Government-issued identification numbers provided in connection with a subscription to Funds, such as Social Security number, driver’s license number, passport number, national identification number, and tax identification number;

•	Professional or employment-related information, such as the name of your employer or the organization you represent and your position;

•
Financial information, such as information related to your transactions with us or others, bank account details (e.g., account and routing number), financial account history, information concerning the source of funds used for investments, and details regarding your investment history (e.g., types and amounts of investments) assets, income, and financial returns and positions;

•	Investment preferences;

•
Information related to background checks (e.g., “know your client”, anti-money laundering and sanctions checks) and any information related to applicable restrictions on your investments, such as political exposure or sanctions;

•
Information collected in the context of monitoring and surveillance where permitted or required by applicable law, including recordings of telephone and video calls and CCTV; and other information you or the organization you represent choose to provide, such as through eligibility questionnaires and ongoing investor relations communications.

We may combine Personal Data that you provide to us with Personal Data that we collect from you, or about you from other sources, in some circumstances. This will include Personal Data collected in an online or offline context.

Where do we obtain your personal data?
We collect Personal Data about you from a number of sources, including:

WHAT	HOW
Personal Data that you give us
•  From the forms and any associated documentation that you complete when subscribing for an investment, shares, interests, and/or opening an account with us. This can include information about your name, address, date of birth, passport details or other national identifier, driving license, your national insurance or Social Security number and income, employment information and details about your investment or retirement portfolio(s), and financial-related data (such as returns and financial positions)
•  When you provide it to us in correspondence and conversations, including electronic communications such as email and telephone calls
•  When you make transactions with respect to the Fund
•  When you interact with our online platforms and websites (such as bxaccess.com)
•  When you purchase securities from us and/or tell us where to send money
•  From cookies, web beacons, and similar interactions when you or your devices access our sites
•  When we need to identify you and/or complete necessary security checks, where you visit one of our buildings or attend meetings. This can include form of ID, and your image for CCTV purposes.

Personal Data we obtain from others
We obtain Personal Data from:
•  Publicly available and accessible directories and sources
•  Bankruptcy registers
•  Tax authorities, including those that are based outside the territory in which you are located or domiciled, including the Cayman Islands, the United Kingdom (UK) and the European Economic Area (EEA), if you are subject to tax in another jurisdiction
•  Governmental and competent regulatory authorities to whom we have regulatory obligations
•  Credit agencies
•  Fraud prevention and detection agencies / organizations
•  Transaction counterparties

Why do we process your personal data?
We may process your Personal Data for the following reasons:

WHY	HOW
Contract
It is

necessary to perform our contract

with you to:
•  Administer, manage and set up your investor account(s) to allow you to purchase your holding (of shares or interests) in our Funds
•  Meet the resulting contractual obligations we have to you
•  Facilitate the continuation or termination of the contractual relationship between you and the Fund
•  Facilitate the transfer of funds, and administering and facilitating any other transaction, between you and the Fund

Compliance with law
It is

necessary for compliance with an applicable legal or regulatory obligation to which we are subject, in order to:
•  Undertake our client and investor due diligence, and on-boarding checks
•  Carry out verification, ‘know your client’, terrorist financing, sanctions, and anti-money laundering checks
•  Verify the identity and addresses of our investors (and, if applicable, their beneficial owners)
•  Comply with requests from regulatory, governmental, tax and law enforcement authorities
•  Carry out surveillance and investigations
•  Carry out audit checks
•  Maintain statutory registers
•  Prevent and detect fraud
•  Comply with sanctions requirements

WHY	HOW
Legitimate Interests
For our legitimate interests or those of a third party (such as a transaction counterparty or lender) to:

•  Manage and administer your holding in any Funds in which you are invested, and any related accounts on an ongoing basis
•  Assess and process any applications or requests made by you
•  Open, maintain or close accounts in connection with your investment in, or withdrawal from, the Fund scheme
•  Send updates, information and notices or otherwise correspond with you in connection with your investment in the Fund scheme
•  Address or investigate any complaints, claims, proceedings or disputes
•  Provide you with, and inform you about, our investment products and services
•  Monitor and improve our relationships with investors
•  Fund-related vehicles
•  Comply with applicable prudential and regulatory obligations, including anti-money laundering, sanctions and ‘know your client’ checks
•  Assist our transaction counterparties to comply with their regulatory and legal obligations (including anti-money laundering, ‘know your client’, terrorist financing, and sanctions checks)
•  Manage our risk and operations
•  Comply with our accounting and tax-reporting requirements
•  Comply with our audit requirements
•  Assist with internal compliance with our policies and processes
•  Ensure appropriate group management and governance
•  Keep our internal records
•  Prepare reports on incidents/accidents
•  Protect our business against fraud, breach of confidence, theft of proprietary materials, and other financial or business crimes (to the extent that this is not required of us by law)
•  Analyze and manage commercial risks

Contract
It is

necessary to perform our contract

with you to:

•  Administer, manage and set up your investor account(s) to allow you to purchase your holding (of shares or interests) in our Funds
•  Meet the resulting contractual obligations we have to you
•  Facilitate the continuation or termination of the contractual relationship between you and the Fund
•  Facilitate the transfer of funds, and administering and facilitating any other transaction, between you and the Fund

WHY	HOW
Compliance with law
It is

necessary for compliance with an applicable legal or regulatory obligation to which we are subject, in order to:

•  Undertake our client and investor due diligence, and on-boarding checks
•  Carry out verification, ‘know your client’, terrorist financing, sanctions, and anti- money laundering checks
•  Verify the identity and addresses of our investors (and, if applicable, their beneficial owners)
•  Comply with requests from regulatory, governmental, tax and law enforcement authorities
•  Carry out surveillance and investigations
•  Carry out audit checks
•  Maintain statutory registers
•  Prevent and detect fraud
•  Comply with sanctions requirements

•  Seek professional advice, including legal advice
•  Enable any actual or proposed assignee or transferee, participant or sub-participant of the partnership’s or Fund vehicles’ rights or obligations to evaluate proposed transactions
•  Facilitate business asset transactions involving the Fund partnership or Fund-related vehicles
•  Monitor communications to/from us using our systems
•  Protect the security and integrity of our information technology systems
•  Protect the security and safety of our buildings and locations where we operate
•  Operate, run and schedule online meetings, webinars and conferences (for example, using Zoom and other online meeting platforms)
•  Manage our financing arrangements with our financiers and financing transaction counterparties, including payment providers, intermediaries, and correspondent/agent banks
•  Monitor the operation of Fund distribution platforms, where these are operated by third parties or service providers

We only rely on these interests where we have considered that, on balance, the legitimate interests are not overridden by your interests, fundamental rights or freedoms.

Monitoring as described in ‘Legitimate Interests’ above
We monitor communications where the law requires us to do so. We will also monitor where we are required to do so to comply with regulatory rules and practices and, where we are permitted to do so, to protect our business and the security of our systems.

Who we share your personal data with
We may share your Personal Data as follows:

WHO	WHY
Fund Associates
We share your Personal Data with our associates, related parties and members of our group. This is:

•  To manage our relationship with you
•  For the legitimate interests of a third party in carrying out anti-money laundering, ‘know your client’, and other compliance checks required of them under applicable laws and regulations
•  For the purposes set out in this Data Privacy Notice

Fund Managers, Depositories, Administrators, Custodians, Distributors, Investment Advisers
•  Delivering the services you require
•  Managing your investment
•  Supporting and administering investment-related activities
•  Complying with applicable investment, anti-money laundering and other laws and regulations

Tax Authorities
•  To comply with applicable laws and regulations
•  Where required or requested by tax authorities in the territory in which you are located or domiciled (in particular, Cayman Island or UK/EEA tax authorities) who, in turn, may share your Personal Data with foreign tax authorities
•  Where required or requested by foreign tax authorities, including outside of the territory in which you are located or domiciled (including outside the Cayman Islands or UK/EEA)

Service Providers
•  Delivering and facilitating the services needed to support our business relationship with you (including cloud services)
•  Supporting and administering investment-related activities
•  Where disclosure to the service provider is considered necessary to support Blackstone with the purposes described in section 5 of this Data Privacy Notice

Financing Counterparties, Lenders, Correspondent and Agent Banks
•  Assisting these transaction counterparties with regulatory checks, such as ‘know your client’, and anti-money laundering procedures
•  Sourcing credit for Fund-related entities in the course of our transactions and fund life cycles

Our Lawyers, Auditors and other Professional Advisers
•  Providing you with investment-related services
•  To comply with applicable legal and regulatory requirements
•  Supporting Blackstone with the purposes described in section 5 of this Data Privacy Notice

In exceptional circumstances, we will share your Personal Data with:

•	Competent regulatory, prosecuting and other governmental agencies or litigation counterparties, in a country or territory; and

•	Other organizations and agencies – where we are required to do so by law.

Do you have to provide us with this personal data?
Where we collect Personal Data from you, we will indicate if:

•	Provision of the Personal Data is necessary for our compliance with a legal obligation; or

•	It is purely voluntary and there are no implications for you if you do not wish to provide us with it.
Unless otherwise indicated, you should assume that we require the Personal Data for business and/or compliance purposes.
Some of the Personal Data that we request is necessary for us to perform our contract with you and if you do not wish to provide us with this Personal Data, it will affect our ability to provide our services to you and manage your investment.
Sending your personal data Internationally.
We may transfer your Personal Data between different countries to recipients in countries other than the country in which the information was originally collected (including to our affiliates and group members, members of the Fund’s partnership, transaction counterparties, and third-party service providers). Where you are based in the UK, the EU, or another country which imposes data transfer restrictions outside of its territory, this includes transfers outside of the UK and the European Economic Area (“
EEA
”) or that geographical area, to those countries in which our affiliates, group members, service providers and business partners operate. Those countries may not have the same data protection laws as the country in which you initially provided the information.
Where we transfer Personal Data outside of the UK, the EEA, or other territories subject to data transfer restrictions to other members of our group, our service providers or another third party recipient, we will ensure that our arrangements with them are governed by data transfer agreements or appropriate safeguards, designed to ensure that your Personal Data is protected as required under applicable data protection law (including, where appropriate, under an agreement on terms approved for this purpose by the European Commission or by obtaining your consent).
Please

contact

us if you would like to know more about these agreements or receive a copy of them. Please see the ‘Contact Us’ section for details.
Consent – and Your Right to Withdraw It
Except as may otherwise be required by local law, we do not generally rely on obtaining your consent to process your Personal Data. In particular, we do not generally rely on obtaining your consent where our processing of your Personal Data is subject only to the data protection laws of the UK/EEA (in these circumstances we will usually rely on another legal basis more appropriate in the circumstances, including those set out in “Why do we process your Personal Data?” above). If we do rely on consent for processing of your Personal Data, you have the right to withdraw this consent at any time. Please contact us or send us an email at PrivacyQueries@Blackstone.com at any time if you wish to do so.
Where required by applicable law, we will obtain your consent for the processing of your Personal Data for direct marketing purposes. If you do receive direct marketing communications from us (for example, by post, email, fax or telephone), you may opt-out

by clicking the link in the relevant communication, completing the forms provided to you (where relevant), or by contacting us (see the ‘Contact Us’ section for details).

Retention and deletion of your personal data
We keep your Personal Data for as long as it is required by us for our legitimate business purposes, to perform our contractual obligations or, where longer, such longer period as is required or permitted by law or regulatory obligations which apply to us.
We will generally:

•	Retain Personal Data about you throughout the life cycle of any investment you are involved in; and

•	Retain some Personal Data after your relationship with us ends.
As a general principle, we do not retain your Personal Data for longer than we need it.
We will usually delete your Personal Data (at the latest) after you cease to be an investor in any fund and there is no longer any legal / regulatory requirement, or business purpose, for retaining your Personal Data.
You may, subject to certain limitations, have data protection rights depending on the data protection laws that apply to our processing of your Personal Data, including the right to:

•	Access your Personal Data

•	Restrict the use of your Personal Data in certain circumstances

•	Have incomplete or inaccurate Personal Data corrected

•	Ask us to stop processing your Personal Data

•	Require us to delete your Personal Data in some limited circumstances
You also have the right in some circumstances to request us to “port” your Personal Data in a portable,

re-usable

format to other organizations (where this is possible).
We review and verify requests to protect your Personal Data, and will action data protection requests fairly and in accordance with applicable data protection laws and principles.
Concerns or queries
We take your concerns very seriously. We encourage you to bring to our attention any concerns you have about our processing of your Personal Data. This Data Privacy Notice was drafted with simplicity and clarity in mind.
We are, of course, happy to provide any further information or explanation needed. Please see the ‘Contact Us’ section for details.
Please also contact us via any of the contact methods listed below if you have a disability and require an alternative format of this Data Privacy Notice.

If you want to make a complaint, you can also contact the body regulating data protection in your country, where you live or work, or the location where the data protection issue arose. In particular:

Country	Supervisory Authority
Cayman Islands	Cayman Islands Ombudsman (available at: https://ombudsman.ky)
European Union	A list of the EU data protection authorities and contact details is available by clicking this link: http://ec.europa.eu/newsroom/article29/item-detail.cfm?item_id=612080
United Kingdom	Information Commissioner’s Office (available at: https://ico.org.uk/global/contact-us/)
Contact us
Please

contact us

if you have any questions about this Data Privacy Notice or the Personal Data we hold about you.
Contact us by

e-mail

or access our web form by

e-mailing

PrivacyQueries@Blackstone.com.
Contact us in

writing

using this address:

Address	For EU/UK related queries: 40 Berkeley Square, London, W1J 5AL, United Kingdom All other queries: 345 Park Avenue, New York, NY 10154
A list of country-specific addresses and contacts for locations where we operate is available at https://privacy.blackstone.com/visitors-online-privacy-notice#appendixA.
Changes to this data privacy notice
We keep this Data Privacy Notice under regular review. Please check regularly for any updates at our investor portal (www.bxaccess.com).

127
APPENDIX A
FOREIGN OFFERING LEGENDS
Distribution in the European Economic Area
In relation to each member state of the European Economic Area (“EEA”) (each a “Member State”) which has implemented Alternative Investment Fund Managers Directive (Directive (2011/61/EU)) (the “AIFMD”) (and for which transitional arrangements are not/ no longer available), this prospectus may only be distributed and Common Shares may only be offered or placed in a Member State to the extent that: (1) the Fund is permitted to be marketed to professional investors in the relevant Member State in accordance with AIFMD (as implemented into the local law/regulation of the relevant Member State); or (2) this prospectus may otherwise be lawfully distributed and the Common Shares may otherwise be lawfully offered or placed in that Member State (including at the initiative of the investor).
In relation to each Member State of the EEA which, at the date of this prospectus, has not implemented AIFMD, this prospectus may only be distributed and Common Shares may only be offered or placed to the extent that this prospectus may be lawfully distributed and the Common Shares may lawfully be offered or placed in that Member State (including at the initiative of the investor).
No key information document has been prepared in respect of the Common Shares in accordance with Regulation (EU) No 1286/2014 on key information documents for packaged retail and insurance-based investment products (PRIIPs). Accordingly, Common Shares are not available to, and no person may advise on, offer or sell Common Shares for or to, any retail client (as defined in EU Directive 2014/65/EU on markets in financial instruments) in the EEA.
In addition, the following restrictions apply to the distribution of this prospectus:
United Kingdom
In the United Kingdom, this prospectus may only be distributed and Common Shares may only be offered or placed to the extent that: (1) the Fund is permitted to be marketed to professional investors in the United Kingdom in accordance with Alternative Investment Fund Managers Directive (Directive (2011/61/EU)) (as retained and transposed into the local law/regulation in the United Kingdom) (the “UK AIFMD”); or (2) this prospectus may otherwise be lawfully distributed and the Common Shares may otherwise be lawfully offered or placed in the United Kingdom (including at the initiative of the investor).
No key information document has been prepared in respect of the Common Shares in accordance with Regulation (EU) No 1286/2014 on key information documents for packaged retail and insurance-based investment products (as retained and transposed into the local law/regulation in the United Kingdom) (“UK PRIIPs”). Accordingly, Common Shares are not available to, and no person may advise on, offer or sell Common Shares for or to, any investor that is not a professional investor in the UK.
This prospectus is being issued in the United Kingdom by the Adviser to and/or is directed only at persons who are professional investors for the purposes of the Alternative Investment Fund Managers Regulations 2013 and is accordingly exempt from the financial promotion restriction in Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) in accordance with regulation 29(3) of the FSMA (Financial Promotions) Order 2005.
The opportunity to invest in the Fund is only available to such persons in the United Kingdom and this prospectus must not be relied or acted upon by any other persons in the United Kingdom.

A-1

Luxembourg
In Luxembourg, the Common Shares may only be marketed to professional investors (as defined in Directive 2014/65/EU of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments). The Adviser has notified its intention to market Common Shares in Luxembourg to the Commission de Surveillance du Secteur Financier (“CSSF”) in accordance with Article 45 of the Luxembourg Law of 15 July 2014 on alternative investment fund managers.
The sale of Common Shares has not been authorized by the CSSF and, accordingly, the Common Shares have not been and may not be offered directly or indirectly, to the public in or from Luxembourg, and further they may not be offered in Luxembourg outside the scope of the exemptions provided for in the Luxembourg Law of 10 July 2005 on prospectuses for securities, as amended.
Distribution in Switzerland
The Fund has not been approved by the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 120 of the Swiss Collective Investment Schemes Act of June 23, 2006 (“CISA”). Consequently, the Common Shares may not be distributed in or from Switzerland to non-qualified investors

within the meaning of the CISA or otherwise in any manner that would constitute a public offering within the meaning of the Swiss Code of Obligations (“CO”). The Common Shares will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. The prospectus and SAI have been prepared without regard to the disclosure standards for issuance prospectuses under the CISA, Article 652a or 1156 CO or the listing rules of SIX or any other exchange or regulated trading facility in Switzerland and therefore do not constitute a prospectus within the meaning of the CISA, Article 652a or 1156 CO or the listing rules of SIX or any other exchange or regulated trading facility in Switzerland. The Common Shares may not be publicly offered (as such term is defined in the CO) in Switzerland and may only be distributed in or from Switzerland to qualified investors (as such term is defined by the CISA and its implementing ordinance). Neither the prospectus nor the SAI nor any other offering or marketing material relating to the Fund or the Common Shares may be distributed to non-qualified investors

within the meaning of the CISA in or from Switzerland or made available in Switzerland in any manner which would constitute a public offering within the meaning of the CO and all other applicable laws and regulations in Switzerland. Neither the prospectus nor the SAI nor any other offering or marketing material relating to the Fund or the Common Shares have been or will be filed with, or approved by, any Swiss regulatory authority. The investor protection afforded to investors of common shares in collective investment schemes under the CISA does not extend to acquirers of the Common Shares.
Distribution in Latin America
Argentina
This prospectus does not constitute an invitation to buy or a solicitation of an offer to sell securities or any other products or services in Argentina and Common Shares are not and will not be offered or sold in Argentina, in compliance with Section no. 310 of the Argentine Criminal Code, except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. No application has been or will be made with the Argentine Comisión Nacional de Valores, the Argentine securities governmental authority, to publicly offer the Fund or the Common Shares thereof in Argentina. Documents relating to this offering are being supplied or made available only to those investors who have expressly requested them in Argentina or used in connection with an offer to sell or a solicitation of an offer to buy in Argentina except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. They are strictly confidential and may not be distributed to any legal or natural person or entity other than the intended recipients thereof.

A-2

Brazil
The Common Shares have not been and will not be issued nor publicly placed, distributed, offered or negotiated in the Brazilian capital markets and, as a result, have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM). Any public offering or distribution, as defined under Brazilian laws and regulations, of the Common Shares in Brazil is not legal without prior registration under law 6,385/76, and CVM instruction 400/03, each as amended. The prospectus relating to the offering of the Common Shares, as well as information contained therein, may not be supplied to the public in Brazil (as the offering of the Common Shares is not a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the Common Shares to the public in Brazil. Therefore, each of the purchasers has represented, warranted and agreed that it has not offered or sold, and will not offer or sell, the Common Shares in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation. Persons wishing to offer or acquire the Common Shares within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.
Chile
The information in this prospectus is related to securities not registered in the Chilean Securities Registry or the Chilean Foreign Securities Registry of the Superintendence of Securities and Insurance (“SVS”), and therefore are not subject to supervision by the SVS. As being unregistered securities in Chile, there is no obligation for the Fund to deliver in Chile public information about these securities. The securities cannot be subject to public offering until they are registered in the appropriate registry. The Common Shares described herein will only be offered and sold in Chile pursuant to applicable private placement exemptions to “Qualified Investors” under the SVS.
El Salvador
This prospectus has been produced for the purpose of providing information about the Common Shares. This prospectus is made available on the condition that it is for the use only by the recipient and may not be passed on to any other person or be reproduced in any part. The Common Shares have not been and will not be offered in the course of a public offering or of equivalent marketing in El Salvador and therefore, the provisions of the Stock Market Law of 1994 (Ley del Mercado de Valores) as amended, relating to registration requirements and to prospectus requirements do not apply. The Common Shares have thus neither been registered for public distribution in El Salvador with the Stock Superintendency nor been the subject matter of a prospectus compliant with the Stock Market Law. Any subscription application by any person other than the initial recipient of the prospectus will be rejected.
Guatemala
This prospectus, the Fund, and the securities described hereunder are governed by the laws of the United States and are not governed by the laws of the Republic of Guatemala, Guatemalan banking regulations, and is not subject to the jurisdiction of Guatemalan bank authorities. This prospectus is targeted exclusively to the addressee; no mass media has been used to advertise it. It does not constitute an offer pursuant to Article 1521 of the Guatemalan Civil Code. By receiving this document, the addressee accepts that if he/she/it is interested in acquiring Common Shares it must approach the Fund in its domicile and provide in such jurisdiction the consideration described hereunder. Prior to any investment decision, each prospective investor should (i) carefully read and assess this prospectus; (ii) consult with his/her/its own counsel and advisors as to all legal, tax, regulatory, financial and related matters concerning an investment in the Fund and its inherited risk; and (iii) consider and assess the tax implication of the investment in his/her/its jurisdiction.

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Mexico
The offering of Common Shares made pursuant to this prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican
National Banking and Securities Commission or the registration of Common Shares with the Mexican National Registry of Securities. The Common Shares described herein will only be offered and sold in Mexico pursuant to applicable private placement exemptions to “Institutional Investors” or “Qualified Investors” under the Mexican Securities Market Law.
Panama
These Common Shares have not been and will not be registered with the Superintendency of Capital Markets of the Republic of Panama under Decree Law n°1 of July 8, 1999 (the “Panamanian Securities Act”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Act. These Common Shares do not benefit from the tax incentives provided by the Panamanian Securities Act and are not subject to regulation or supervision by the Superintendency of Capital Markets of the Republic of Panama.
Peru
The Common Shares and the information contained in this prospectus are not being marketed or publicly offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. The Common Shares and the information contained herein have not been and will not be confirmed, approved or in any way submitted to the Peruvian Securities and Exchange Commission—Superintendencia del Mercado de Valores (“SMV”)—nor have they been registered under the Peruvian Securities Market Law (“Ley del Mercado de Valores”, whose single revised text was approved by Supreme Decree

no. 093-2002-ef). Notwithstanding

the foregoing, the Common Shares and the information contained herein may be submitted and registered with Peruvian Pension Funds -Administradoras Privadas de Fondos de Pensiones (AFP)-, as required by Superintendence of Banking, Insurance and Pension Funds -Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS)—as a result of private offerings of the Common Shares addressed to certain institutional investors in accordance with Peruvian regulations.
Uruguay
In Uruguay the Common Shares are being placed relying on a private placement (“Oferta Privada”) pursuant to Section 2 of Law 18, 627. The Common Shares are not and will not be registered with the Financial Services Superintendence of the Central Bank of Uruguay to be publicly offered in Uruguay. This Fund is not constituted under Law nr. 16.774 and will not be registered with the Central Bank of Uruguay. The Common Shares correspond to investment funds that are not investment funds regulated by Uruguayan Law 16,774 dated 27 September 1996, as amended.
Venezuela
Under the laws of the República Bolivariana de Venezuela (“Venezuela”), no public offer of the securities described in this prospectus may take place in Venezuela without the prior due authorisations under capital markets and exchange control regulations in effect in Venezuela. This prospectus may not be publicly distributed within the territory of Venezuela. The private offer and/or the public offer of the securities described in this prospectus within the territory of Venezuela is subject to exchange control regulations in effect in Venezuela.
Distribution in Israel
The offering under this prospectus does not constitute an “offer to the public” within the meaning of Section 15(a) of the Israeli Securities Law 5728-1968, and investors in the Common Shares will not be able to

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rely on such securities law in many matters related to or deriving from this prospectus and/or their investment in the Fund. Accordingly, each Israeli purchaser of the Common Shares will be required to make certain representations and undertake that it is purchasing the Common Shares for investment purposes only, with no intention to sell or distribute them.
The Adviser is not registered nor intends to register as an investment adviser or an investment portfolio manager under the Israeli Regulation of Investment Advice and Investment Portfolio Management Law, 5755-1995 (the “Investment Law”). Furthermore, these Common Shares are not being offered by a licensed marketer of securities pursuant to the Investment Law. Therefore, all Israeli investors will be required to be “qualified clients” within the meaning of the Investment Law.
Distribution in Hong Kong
The foregoing document is not an offer to sell any securities other than: (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFC”) and any rules made under that Ordinance; or (ii) in other circumstances that do not constitute an invitation to the public for the purposes of the SFO. By the issue and possession of this document, The Blackstone Group (HK) Limited has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as referred to above. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer and should obtain independent professional advice in relation to any of the contents of this document.

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B
LACKSTONE
F
LOATING
R
ATE
E
NHANCED
I
NCOME
F
UND
INSTITUTIONAL CLASS I COMMON SHARES
ADVISORY CLASS D COMMON SHARES
BROKERAGE CLASS T COMMON SHARES
BROKERAGE CLASS
T-I
COMMON SHARES
BROKERAGE CLASS U COMMON SHARES

PROSPECTUS
January 29, 2024

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

BLACKSTONE FLOATING RATE ENHANCED INCOME FUND

STATEMENT OF ADDITIONAL INFORMATION

Blackstone Floating Rate Enhanced Income Fund (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares (“Common Shares”) and is operated as an “interval fund.” The Fund was previously classified as a non-diversified fund for purposes of the 1940 Act. As a result of ongoing operations, the Fund is now classified as a diversified management investment company. This means that with respect to 75% of the Fund’s total assets, no more than 5% of the Fund’s total assets may be invested in any one issuer or own more than 10% of the outstanding voting securities of such issuer (except, in each case, excepting cash and cash items, U.S. government securities, and securities of other investment companies). The Fund may not resume operating in a non-diversified manner without first obtaining shareholder approval in accordance with the 1940 Act. This Statement of Additional Information relating to Common Shares does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated January 29, 2024. This Statement of Additional Information, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Common Shares, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the prospectus may be obtained without charge by calling toll-free (844) 702-1299. You may also obtain a copy of the prospectus on the Securities and Exchange Commission’s website (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the prospectus.

This Statement of Additional Information is dated January 29, 2024.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to provide attractive current income with low sensitivity to rising interest rates. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT RESTRICTIONS

Fundamental Restrictions

Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding voting securities of the Fund:

(1) invest 25% or more of the value of its total assets in any one industry, provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (“U.S. government securities”) and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry;

(2) issue senior securities or borrow money to purchase additional securities other than as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”);

(3) make loans to other persons, except as permitted by (i) the 1940 Act, or interpretations or modifications by the Securities and Exchange Commission (the “SEC”), the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, the SEC staff or other authority;

(4) underwrite the securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities or the sale of its own securities, the Fund may be deemed to be an underwriter;

(5) purchase or sell real estate, except that the Fund may invest in securities or other interests of companies that deal in real estate or are engaged in the real estate business and instruments secured by real estate or interests therein, and the Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets;

(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts or derivative instruments or from investing in securities or other instruments backed by physical commodities); or

(7) with respect to 75% of the Fund’s total assets, invest in securities of any issuer if, immediately after the investment, more than 5% of the Fund’s total assets (taken at current market value) would be invested in securities of the issuer or the Fund would own more than 10% of the voting securities of the issuer; provided that this limitation does not apply to U.S. government securities issued by other investment companies.

For purposes of applying the limitation set forth in subparagraph (1) above, securities of the U.S. government, its agencies or instrumentalities and securities backed by the credit of a U.S. governmental entity are not considered to represent industries. If the Fund were to “concentrate” its investments in a particular industry, investors would be exposed to greater risks because the Fund’s performance would be largely dependent on that industry’s performance.

With respect to the limitation regarding the issuance of senior securities set forth in subparagraph (2) above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

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The ability of a closed-end fund to issue senior securities is severely circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing and form of senior securities that may be issued. Certain trading practices and investments, such as derivatives transactions, may be treated as senior securities under the 1940 Act. Rule 18f-4 under the 1940 Act provides an exemption from certain limitation on the issuance of senior securities for transactions in derivatives instruments where the Fund complies with the requirements of the rule.

Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

Section 18(a) of the 1940 Act requires certain actions by the Fund if its asset coverage falls below certain levels. Under the 1940 Act, the Fund is not permitted to issue Preferred Shares unless immediately after such issuance the value of the Fund’s total assets, less all liabilities and indebtedness of the Fund other than senior securities, is at least 200% of the liquidation value of the outstanding Preferred Shares (i.e., the liquidation value may not exceed 50% of the Fund’s total assets less all liabilities and indebtedness of the Fund other than senior securities). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its

Common Shares unless, at the time of such declaration, the value of the Fund’s total assets is at least 200% of the liquidation value of its outstanding Preferred Shares plus its outstanding liabilities and indebtedness. If Preferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain asset coverage of any Preferred Shares of at least 200%.

The 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act.

With respect to the limitation regarding making loans to other persons set forth in subparagraph (3) above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.

With respect to the limitation regarding underwriting the securities of other issuers set forth in subparagraph (4) above, a technical provision of the Securities Act of 1933, as amended (the “Securities Act”) deems certain persons to be “underwriters” if they purchase a security from an issuer and later sell it to the public. Although it is not believed that the application of this Securities Act provision would cause a fund to be engaged in the business of underwriting, the policy set forth in subparagraph (4) will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act. Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

For purposes of applying the limitation set forth in subparagraph (7) above, the Fund will consider all relevant factors in determining whether to treat the lender selling a participation and any persons interpositioned between such lender and the Fund as an issuer, including: the terms of the loan agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund’s

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custodian); the credit quality of such lender or interpositioned person; general economic conditions applicable to such lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such lender or interpositioned person incurred by the Fund.

When used with respect to particular shares of the Fund, “majority of the outstanding voting securities” means (i) 67% or more of the shares present at a meeting of shareholders, if the holders of more than 50% of the shares are present or represented by proxy or (ii) more than 50% of the shares, whichever is less. Except for the fundamental policies disclosed above and the Fund’s fundamental policy regarding its repurchase offers below, all other policies of the Fund disclosed herein and in the Fund’s prospectus are non-fundamental policies which may be changed by the Fund’s Board of Trustees (the “Board” or the “Board of Trustees”) without shareholder approval.

Repurchase Offer Fundamental Policy

The Board has adopted a repurchase offer fundamental policy setting forth that the Fund will conduct monthly repurchase offers. This fundamental policy may be changed only with the approval of a majority of the outstanding voting securities of the Fund. The Fund is required to offer to repurchase of at least 5% of its outstanding Common Shares with each repurchase offer and, under normal market conditions, the Board currently expects to authorize a 7.5% offer (“Repurchase Offer”) each month. The Fund may not offer to repurchase less than 5% nor more than 25% of its outstanding Common Shares during any three month period.

The time and dates by which Repurchase Offers must be accepted (“Repurchase Request Deadline”) are generally 4:00 p.m. Eastern time on the eighth business day of each month. The repurchase price will be the Fund’s net asset value (“NAV”) determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline (“Repurchase Offer Amount”). Payment for all Common Shares repurchased pursuant to these offers will be made not later than 7 calendar days after the repurchase pricing date. Under normal circumstances, it is expected that the Repurchase Request Deadline will be the same date as the repurchase pricing date. Payment for Common Shares tendered for repurchase will normally be made by the fourth business day (but in any case no later than the seventh calendar day) following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly Repurchase Offer. If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled.

Non-Fundamental Restrictions

The Fund’s (1) investment objective and (2) policy to invest, under normal market conditions, at least 80% of its Managed Assets (as defined below) in floating rate loans, notes or bonds, are not fundamental and may be changed by the Board of Trustees without the approval of the holders of a majority of the outstanding Common Shares or Preferred Shares, if any. The Fund will provide holders of Common Shares of the Fund (“common shareholders”) with at least 60 days’ written notice prior to changing the non-fundamental policy in (2) above. “Managed Assets” means net assets plus the amount of any Borrowings for investment purposes.

In addition, to comply with U.S. federal income tax requirements for qualification as a regulated investment company (“RIC”), the Fund’s investments will be limited in a manner such that at the close of each quarter of each taxable year, (a) no more than 25% of the value of the Fund’s total assets are invested (i) in the securities (other than U.S. government securities or securities of other RICs) of a single issuer or two or more issuers controlled (by owning 20% or more of their voting power) by the Fund and determined to be engaged in the same, similar or related trades or businesses or (ii) in the securities of one or more “qualified publicly traded partnerships” (as defined under Section 851(h) of the Internal Revenue Code of 1986, as amended (the “Code”)) and (b) with regard to at least 50% of the value of the Fund’s total assets, no more than 5% of the value of its

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total assets are invested in the securities (other than U.S. government securities or securities of other RICs) of a single issuer and no investment in any such securities represents more than 10% of the outstanding voting securities of such issuer. These tax-related limitations may be changed by the Board of Trustees only to the extent appropriate in light of changes to applicable tax requirements.

The percentage limitations applicable to the Fund’s portfolio described in the prospectus and this Statement of Additional Information apply only at the time of investment and the Fund will not be required to sell securities due to subsequent changes in the value of securities it owns.

INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Fund’s investment policies and techniques in the prospectus.

Portfolio Contents

Loans

Under current market conditions, the Fund invests primarily in floating rate loans (“Loans”). A Loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Agent”) for a group of loan investors (“Loan Investors”). The Agent typically administers and enforces the Loan on behalf of the other Loan Investors in the syndicate. In addition, an institution, typically but not always the Agent, holds any collateral on behalf of the Loan Investors.

Loans primarily include floating rate loans to corporations and secondarily institutionally traded floating rate debt obligations issued by an asset-backed pool and interests therein. Loan interests primarily take the form of assignments purchased in the primary or secondary market. Loan interests may also take the form of participation interests in a Loan. Such loan interests may be acquired from U.S. or foreign commercial banks, insurance companies, finance companies or other financial institutions who have made loans or are Loan Investors or from other investors in loan interests.

The Fund may purchase “Assignments” from the Agent or other Loan Investors. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement (as defined herein) of the assigning Loan Investor and becomes a Loan Investor under the Loan Agreement with the same rights and obligations as the assigning Loan Investor. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Loan Investor.

The Fund also may invest in “Participations.” Participations by the Fund in a Loan Investor’s portion of a Loan typically will result in the Fund having a contractual relationship only with such Loan Investor, not with the Borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Loan Investor selling the Participation and only upon receipt by such Loan Investor of such payments from the Borrower. In connection with purchasing Participations, the Fund generally has no right to enforce compliance by the Borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other Loan Investors through set-off against the Borrower and the Fund may not directly benefit from the collateral, if any, supporting the Loan in which it has purchased the Participation. As a result, the Fund will assume the credit risk of both the Borrower and the Loan Investor selling the Participation. In the event of the insolvency of the Loan Investor selling a Participation, the Fund may be treated as a general creditor of such Loan Investor. The selling Loan Investors and other persons interpositioned between such Loan Investors and the Fund with respect to such Participations will likely conduct their principal business activities in

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the banking, finance and financial services industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

The Fund will only acquire Participations if the Loan Investor selling the Participation, and any other persons interpositioned between the Fund and the Loan Investor, at the time of investment has outstanding debt or deposit obligations rated investment grade (Baa3 or higher by Moody’s or BBB- or higher by S&P or Fitch, or comparably rated by another nationally recognized rating agency) or determined by the Adviser to be of comparable quality. The effect of industry characteristics and market compositions may be more pronounced. Indebtedness of companies whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. Some companies may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Consequently, when investing in indebtedness of companies with poor credit, the Fund bears a substantial risk of losing the entire amount invested.

To the extent a Loan is secured, a Borrower will for the term of the Loan, pledge collateral, including but not limited to, (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of secured Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a secured Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Loan.

In the process of buying, selling and holding Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. When the Fund buys a Loan it may receive a facility fee and when it sells a Loan it may pay a facility fee. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.

A Borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Loan (the “Loan Agreement”). Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to shareholders, provisions requiring the Borrower to maintain specific minimum financial ratios and limits on total debt. In addition, the Loan Agreement may contain a covenant requiring the Borrower to prepay the loan with any free cash flow. Free cash flow is generally defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or sales of securities. A breach of a covenant which is not waived by the Agent, or by the Loan Investors directly, as the case may be, is normally an event of acceleration; i.e., the Agent, or the Loan Investors directly, as the case may be, has the right to call the outstanding Loan. The typical practice of an Agent or a Loan Investor in relying exclusively or primarily on reports from the Borrower to monitor the Borrower’s compliance with covenants may involve a risk of fraud by the Borrower. In the case of a Loan in the form of a Participation, the agreement between the buyer and seller may limit the rights of the holder to vote on certain changes which may be made to the Loan Agreement, such as waiving a breach of a covenant. However, the holder of the Participation will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate.

In a typical Loan the Agent administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the

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apportionment of these payments to the credit of all institutions which are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Loan. Furthermore, unless under the terms of a Participation Agreement the Fund has direct recourse against the Borrower, the Fund will rely on the Agent and the other Loan Investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The seller of the Loan usually does, but is often not obligated to, notify holders of Loans of any failures of compliance. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the Loan Investors in the Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Loan and other fees paid on a continuing basis. With respect to Loans for which the Agent does not perform such administrative and enforcement functions, the Fund will perform such tasks on its own behalf, although a collateral bank will typically hold any collateral on behalf of the Fund and the other Loan Investors pursuant to the applicable Loan Agreement.

A financial institution’s appointment as Agent may usually be terminated in the event that it fails to observe the requisite standard of care or becomes insolvent, enters Federal Deposit Insurance Corporation (“FDIC”) receivership, or, if not FDIC insured, enters into bankruptcy proceedings. A successor Agent would generally be appointed to replace the terminated Agent, and assets held by the Agent under the Loan Agreement should remain available to holders of Loans. However, if assets held by the Agent for the benefit of the Fund were determined to be subject to the claims of the Agent’s general creditors, the Fund might incur certain costs and delays in realizing payment on a Loan, or suffer a loss of principal and/or interest. In situations involving intermediate participants, similar risks may arise.

Loans will usually require, in addition to scheduled payments of interest and principal, the prepayment of the Loan from free cash flow, as described above. The degree to which borrowers prepay Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the borrower and competitive conditions among Loan Investors, among others. As such, prepayments cannot be predicted with accuracy. Recent market conditions, including falling default rates among others, have led to increased prepayment frequency and loan renegotiations. These renegotiations are often on terms more favorable to borrowers. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Fund derives interest income will be reduced. However, the Fund may receive a prepayment penalty fee assessed against the prepaying borrower.

Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as the London Inter-Bank Offered Rate (“LIBOR”) or the Secured Overnight Financing Rate (“SOFR”), plus a premium or credit spread. For example, if SOFR were 0.30% and the Borrower was paying a fixed spread of 2.50%, the total interest rate paid by the Borrower would be 2.80%. Additionally, many Loans also have a minimum base rate, or floor, which will be used if the actual base rate is below this minimum base rate. This measure is designed to ensure lenders receive a minimum interest rate in periods of low interest rates. By illustration, if SOFR were 0.30% and the Borrower was paying a fixed spread of 2.50%, the total interest rate paid by the Borrower would be 2.80%. However, if the same Loan had a SOFR floor of 1.50%, then 1.50% would be used as the base rate notwithstanding that SOFR was currently at 0.30%, thereby making the interest rate paid the Borrower 4.00% (1.50% SOFR floor base rate plus 2.50% fixed spread). During periods when SOFR is greater than the SOFR floor, the SOFR floor would have no impact on the interest rate paid by the Borrower. Not all Loans have SOFR floors and this feature is a relatively recent invention which may not persist in future issuances of Loans.

Although a base rate such as LIBOR or SOFR can change every day, loan agreements for Loans typically allow the Borrower the ability to choose how often the base rate for its loan will reset. A single loan may have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan.

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Such reset periods can range from one day to one year, with most Borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, Borrowers will tend to choose longer reset periods, and during periods of declining interest rates, Borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Loan typically does not change.

From time to time, Blackstone and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in Loans to, or acquire them from, the Fund or may be intermediate participants with respect to Loans in which the Fund owns interests. Such banks may also act as Agents for Loans held by the Fund.

The Fund may acquire interests in Loans which are designed to provide temporary or “bridge” financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. The Fund may also invest in Loans of Borrowers that have obtained bridge loans from other parties. A Borrower’s use of bridge loans involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower’s perceived creditworthiness.

To the extent a Loan is secured, the Fund will be subject to the risk that collateral securing a loan will decline in value or have no value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Loan to be undercollateralized or unsecured. In most credit agreements there is no formal requirement to pledge additional collateral. In addition, the Fund may invest in Loans guaranteed by, or secured by assets of, shareholders or owners, even if the Loans are not otherwise collateralized by assets of the Borrower; provided, however, that such guarantees are fully secured. There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Loan. On occasions when such stock cannot be pledged, the Loan will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Loan. However, the Borrower’s ability to dispose of such securities, other than in connection with such pledge or replacement, will be strictly limited for the protection of the holders of Loans and, indirectly, Loans themselves.

To the extent a Loan is secured, if a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Fund’s security interest in the loan collateral or subordinate the Fund’s rights under the Loan to the interests of the Borrower’s unsecured creditors or cause interest previously paid to be refunded to the Borrower. If a court required interest to be refunded, it could negatively affect the Fund’s performance. Such action by a court could be based, for example, on a “fraudulent conveyance” claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the loan collateral to the Fund. For Loans made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Loan were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Fund’s security interest in loan collateral. If the Fund’s security interest in loan collateral is invalidated or the Loan is subordinated to other debt of a Borrower in bankruptcy or other proceedings, the Fund would have substantially lower recovery; and perhaps no recovery; on the full amount of the principal and interest due on the Loan.

Although not anticipated in the normal course, the Fund may occasionally acquire warrants and other equity securities as part of a unit combining a Loan and equity securities of a Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Fund’s purchase of a Loan. The Fund may also acquire equity securities or credit securities (including non-dollar denominated equity or credit securities) issued in exchange for a Loan or issued in connection with the debt restructuring or reorganization of a Borrower, or if such acquisition, in the judgment of the Adviser may enhance the value of a Loan or would otherwise be consistent with the Fund’s investment policies. Such warrants and equity securities will typically have limited value and there is no assurance that such securities will ever obtain value.

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Restricted and Illiquid Securities

The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act (“Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund treats such securities as liquid securities in accordance with procedures approved by the Board of Trustees. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board of Trustees has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Other Fixed-Income Instruments

The Fund may invest in other fixed-income instruments, such as high yield corporate debt securities, or bonds, or U.S. government securities. Corporate bonds and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). The Underwriter typically administers and enforces the fixed-income instrument on behalf of the other Bond Investors. In addition, in secured fixed-income instrument offerings, an institution, typically but not always the Agent, holds any collateral on behalf of the Bond Investors. The Fund may purchase assignments of fixed-income instruments either directly from the Underwriter of from a Bond Investor.

An issuer of fixed-income instruments must typically comply with the terms contained in an indenture or note purchase agreement between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in Loan Agreements. The Underwriter typically administers the terms of the Bond Agreement on behalf of all holders of the instruments.

Fixed-income securities are generally subject to many of the same risks that affect Loans. However, holders of fixed-income bonds are generally subordinate to any existing lenders in the issuer’s capital structure and thus have a lower priority in payment than lenders.

Debtor-in Possession Financing

The Fund may invest in debtor-in-possession financings (commonly called “DIP financings”). DIP financings are arranged when an entity seeks the protections of the bankruptcy court under chapter 11 of the U.S. Bankruptcy Code. These financings allow the entity to continue its business operations while reorganizing under chapter 11. Such financings are senior liens on unencumbered security (i.e., security not subject to other creditors’ claims). There is a risk that the entity will not emerge from chapter 11 and be forced to liquidate its assets under chapter 7 of the Bankruptcy Code. In such event, the Fund’s only recourse will be against the property securing the DIP financing.

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Bridge Loans

Bridge loans or bridge facilities are short-term loan arrangements (e.g., 12 to 18 months) typically made by a Borrower in anticipation of intermediate-term or long-term permanent financing. Most bridge loans are structured as floating-rate debt with step-up provisions under which the interest rate on the bridge loan rises the longer the loan remains outstanding. In addition, bridge loans commonly contain a conversion feature that allows the bridge loan investor to convert its loan interest into senior exchange notes if the loan has not been prepaid in full on or prior to its maturity date. Bridge loans may be subordinate to other debt and may be secured or unsecured. Like any loan, bridge loans involve credit risk. Bridge loans are generally made with the expectation that the Borrower will be able to obtain permanent financing in the near future. Any delay in obtaining permanent financing subjects the bridge loan investor to increased risk. A Borrower’s use of bridge loans also involves the risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower’s perceived creditworthiness. From time to time, the Fund may make a commitment to participate in a bridge loan facility, obligating itself to participate in the facility if the bridge loan funds. In return for this commitment, the Fund receives a fee.

Zero Coupon Bonds, Step-ups, Payment-in-Kind Securities and Original Issue Discount

Zero coupon bonds are debt obligations that do not require the periodic payment of interest and are issued at a significant discount from face value (“original issue discount”). The discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity at a rate of interest reflecting the market rate of the security at the time of purchase. The effect of owning debt obligations that do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount accretion during the life of the debt obligation. This implicit reinvestment of earnings at a fixed rate eliminates the risk of being unable to invest distributions at a rate as high as the implicit yield on the zero coupon bond, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds may be subject to substantially greater price fluctuations during periods of changing market interest rates than are comparable securities that pay interest currently. Because original issue discount will be included in the Fund’s “investment company taxable income” for the year of the accrual, the Fund may be required to make distributions of any accrued original issue discount to common shareholders to satisfy the annual distribution requirement applicable to RICs, even where the Fund has not received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax. A step-up bond is a bond with a coupon that increases (“steps up”), usually at regular intervals, while the bond is outstanding. Payment-in-kind securities (“PIKs”) are debt obligations that pay “interest” in the form of other debt obligations, instead of in cash. Each of these instruments is normally issued and traded at a deep discount from face value. Zero coupon bonds, step-ups and PIKs allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash. The Fund may distribute the income on these instruments as it accrues, even though the Fund will not receive the income on a current basis or in cash. Thus, the Fund may sell other investments, including when it may not be advisable to do so, to make income distributions to common shareholders. Bonds and preferred stocks that make “in-kind” payments and other securities that do not pay regular income distributions may experience greater volatility in response to interest rate changes and issuer developments. PIK securities generally carry higher interest rates compared to bonds that make cash payments of interest to reflect their payment deferral and increased credit risk. PIK securities generally involve significantly greater credit risk than coupon loans because the Fund receives no cash payments until the maturity date or a specified cash payment date. Even if accounting conditions are met for accruing income payable at a future date under a PIK bond, the issuer could still default when the collection date occurs at the maturity of or payment date for the PIK bond. PIK bonds may be difficult to value accurately because they involve ongoing judgments as to the collectability of the deferred payments and the value of any associated collateral. If the issuer of a PIK security defaults the Fund may lose its entire

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investment. PIK interest has the effect of generating investment income and increasing the incentive fees, if any, payable at a compounding rate. Generally, the deferral of PIK interest will increase the loan to value ratio, which is a measure of the riskiness of a loan or bond.

Convertible Securities

The Fund may invest in convertible securities. A convertible security is a bond, debenture, note, preferred security, or other security that entitles the holder to acquire common stock or other equity securities of the same or a different issuer. A convertible security entitles the holder to receive interest paid or accrued or the dividend paid on such security until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. A convertible security ranks senior to common stock in a corporation’s capital structure but is usually subordinated to comparable nonconvertible securities. Convertible securities may be purchased for their appreciation potential when they yield more than the underlying securities at the time of purchase or when they are considered to present less risk of principal loss than the underlying securities. Generally speaking, the interest or dividend yield of a convertible security is somewhat less than that of a non-convertible security of similar quality issued by the same company. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Holders of convertible securities generally have a claim on the assets of the issuer prior to the common stockholders but may be subordinated to other debt securities of the same issuer. Certain convertible debt securities may provide a put option to the holder, which entitles the holder to cause the securities to be redeemed by the issuer at a premium over the stated principal amount of the debt securities under certain circumstances. Certain convertible securities may include loss absorption characteristics that make the securities more equity-like. This is particularly true of convertible securities issued by companies in the financial services sector.

Synthetic convertible securities may include either cash-settled convertibles or manufactured convertibles. Cash-settled convertibles are instruments that are created by the issuer and have the economic characteristics of traditional convertible securities but may not actually permit conversion into the underlying equity securities in all circumstances. As an example, a private company may issue a cash-settled convertible that is convertible into common stock only if the company successfully completes a public offering of its common stock prior to maturity and otherwise pays a cash amount to reflect any equity appreciation. Manufactured convertibles are created by the investment adviser or another party by combining separate securities that possess one of the two principal characteristics of a convertible security, i.e., fixed-income (“fixed-income component”) or a right to acquire equity securities (“convertibility component”). The fixed-income component is achieved by investing in nonconvertible fixed-income securities, such as nonconvertible bonds, preferred securities and money market instruments. The convertibility component is achieved by investing in call options, warrants, or other securities with equity conversion features (“equity features”) granting the holder the right to purchase a specified quantity of the underlying stocks within a specified period of time at a specified price or, in the case of a stock index option, the right to receive a cash payment based on the value of the underlying stock index. A manufactured convertible differs from traditional convertible securities in several respects. Unlike a traditional convertible security, which is a single security that has a unitary market value, a manufactured convertible is comprised of two or more separate securities, each with its own market value. Therefore, the total “market value” of such a manufactured convertible is the sum of the values of its fixed-income component and its convertibility component. More flexibility is possible in the creation of a manufactured convertible than in the purchase of a traditional convertible security. Because many corporations have not issued convertible securities, the investment adviser may combine a fixed-income instrument and an equity feature with respect to the stock of the issuer of the fixed-income instrument to create a synthetic convertible security otherwise unavailable in the market. The

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investment adviser may also combine a fixed-income instrument of an issuer with an equity feature with respect to the stock of a different issuer when the investment adviser believes such a manufactured convertible would better promote the Fund’s objective than alternative investments. For example, the investment adviser may combine an equity feature with respect to an issuer’s stock with a fixed-income security of a different issuer in the same industry to diversify the Fund’s credit exposure, or with a U.S. Treasury instrument to create a manufactured convertible with a higher credit profile than a traditional convertible security issued by that issuer. A manufactured convertible also is a more flexible investment in that its two components may be purchased separately and, upon purchasing the separate securities, “combined” to create a manufactured convertible. For example, the Fund may purchase a warrant for eventual inclusion in a manufactured convertible while postponing the purchase of a suitable bond to pair with the warrant pending development of more favorable market conditions. The value of a manufactured convertible may respond to certain market fluctuations differently from a traditional convertible security with similar characteristics. For example, in the event the Fund created a manufactured convertible by combining a short-term U.S. Treasury instrument and a call option on a stock, the manufactured convertible would be expected to outperform a traditional convertible of similar maturity that is convertible into that stock during periods when Treasury instruments outperform corporate fixed-income securities and underperform during periods when corporate fixed-income securities outperform Treasury instruments.

Hybrid Securities

Hybrid securities generally possess characteristics common to both equity and debt securities. These securities may at times behave more like equity than debt, or vice versa. Preferred stocks, convertible securities and certain debt obligations are types of hybrid securities. Hybrid securities generally have a preference over common stock in the event of liquidation and perpetual or near perpetual terms at the time of issuance. Hybrid securities generally do not have voting rights or have limited voting rights. Because hybrid securities have both debt and equity characteristics, their values vary in response to many factors, including general market and economic conditions, issuer-specific events, changes in interest rates, credit spreads and the credit quality of the issuer, and, for convertible securities, factors affecting the securities into which they convert. Hybrid securities may be subject to redemption at the option of the issuer at a predetermined price. Hybrid securities may pay a fixed or variable rate of interest or dividends. The prices and yields of nonconvertible hybrid securities generally move with changes in interest rates and the issuer’s credit quality, similar to the factors affecting debt securities. If the issuer of a hybrid security experiences financial difficulties, the value of such security may be adversely affected similar to the issuer’s outstanding common stock or subordinated debt instruments.

Rights Offerings and Warrants to Purchase

The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the rights’ and warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Foreign Investments

The Fund may invest in U.S. dollar denominated securities of non-U.S. issuers, including securities of emerging markets issuers. The Fund may also invest in securities denominated in currencies other than U.S. dollars. Because foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a domestic company. Volume and liquidity in

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most foreign debt markets is less than in the United States and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. There is generally less government supervision and regulation of securities exchanges, broker-dealers and listed companies than in the United States. Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Payment for securities before delivery may be required. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments that could affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets, while growing in volume and sophistication, are generally not as developed as those in the United States, and securities of some foreign issuers (particularly those located in developing countries) may be less liquid and more volatile than securities of comparable U.S. companies.

In addition, one or more countries may abandon the euro and/or withdraw from the EU. The impact of these actions, especially if they occur in a disorderly fashion, could be significant and far-reaching. In June 2016, the United Kingdom (UK) approved a referendum to leave the EU, commonly referred to as “Brexit,” which sparked depreciation in the value of the British pound, short-term declines in global stock markets, and heightened risk of continued worldwide economic volatility. Although it is probable that any adverse effects flowing from the UK’s withdrawal from the EU will principally affect the UK (and those having an economic interest in, or connected to, the UK), given the size and global significance of the UK’s economy, the impact of the withdrawal is unpredictable and likely to be an ongoing source of instability, produce significant currency fluctuations, and/or have other adverse effects on international markets, international trade agreements and/or other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”) may be purchased. ADRs, EDRs and GDRs are certificates evidencing ownership of shares of a foreign issuer and are alternatives to purchasing directly the underlying foreign securities in their national markets and currencies. However, they continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include foreign exchange risk as well as the political and economic risks of the underlying issuer’s country. ADRs, EDRs and GDRs may be sponsored or unsponsored. Unsponsored receipts are established without the participation of the issuer. Unsponsored receipts may involve higher expenses, they may not pass through voting or other shareholder rights, and they may be less liquid.

Indexed Securities

The Fund may invest in securities that fluctuate in value with an index. Such securities generally will either be issued by the U.S. Government or one of its agencies or instrumentalities or, if privately issued, collateralized by mortgages that are insured, guaranteed or otherwise backed by the U.S. Government, its agencies or instrumentalities. The interest rate or, in some cases, the principal payable at the maturity of an indexed security may change positively or inversely in relation to one or more interest rates, financial indices, securities prices or other financial indicators (“reference prices”). An indexed security may be leveraged to the extent that the magnitude of any change in the interest rate or principal payable on an indexed security is a multiple of the change in the reference price. Thus, indexed securities may decline in value due to adverse market changes in reference prices. Because indexed securities derive their value from another instrument, security or index, they are considered derivative debt securities, and are subject to different combinations of prepayment, extension, interest rate and/or other market risks.

Other Investment Companies

The Fund may invest up to 20% of its Managed Assets in securities of other open-or closed-end investment companies, including exchange-traded funds (“ETFs”), to the extent that such investments are consistent with the

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Fund’s investment objective, strategies and policies and permissible under the 1940 Act, including Section 12(d)(1) and interpretations or modifications by the SEC thereunder. Section 12(d)(1) of the 1940 Act prohibits, in certain circumstances, the Fund from acquiring more than 3% of the voting shares of any other investment company, and from investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Rule 12d1-4 under the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash (such as the period shortly after the Fund receives the proceeds of the offering of its Common Shares) or when the Adviser believes share prices of other investment companies offer attractive values. The Fund may invest in investment companies that are advised or sub-advised by the Adviser or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses and would remain subject to payment of the Fund’s management fees (except with respect to investments in affiliated investment companies) and other expenses with respect to assets so invested. Common shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The Fund does not charge management fees with respect to the portion of its net assets invested in affiliated investment companies.

ETFs are pooled investment vehicles that are designed to provide investment results corresponding to an index. These indexes may be either broad-based, sector or international. ETFs usually are units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities (or commodities), in each case with respect to a portfolio of all or substantially all of the component securities of, and in substantially the same weighting as, the relevant benchmark index. ETFs are designed to provide investment results that generally correspond to the price and yield performance of the component securities (or commodities) of the benchmark index. ETFs are listed on an exchange and trade in the secondary market on a per-share basis. The values of ETFs are subject to change as the values of their respective component securities (or commodities) fluctuate according to market volatility. Investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities. Typically, the ETF bears its own operational expenses, which are deducted from its assets. To the extent that the Fund invests in ETFs, the Fund must bear these expenses in addition to the expenses of its own operation.

Cash Equivalents and Short-Term Debt Securities

For temporary defensive purposes, the Fund may invest up to 100% of its Managed Assets in cash equivalents and short-term debt securities. To the extent current market quotations are readily available, short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full

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faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The recent economic crisis in the United States has negatively impacted government-sponsored entities, which include Federal Home Loan Banks, the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). As the real estate market has deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S mortgages have experienced extreme volatility, and in some cases a lack of liquidity. In September 2008, Fannie Mae and Freddie Mac were placed under a conservatorship of the U.S. federal government. Any Fund investments for temporary defensive purposes in securities issued by Federal Home Loan Banks and Fannie Mae may ultimately lose value. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the FDIC.

(3) Repurchase agreements, which involve purchases of securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Adviser monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Adviser does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

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Other Portfolio Contents

Derivatives

General Limitations on Futures and Options Transactions. The Adviser, with respect to the Fund, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the U.S. Commodities Futures Trading Commission (the “CFTC”) and the National Futures Association, which regulate trading in the futures markets. Pursuant to Rule 4.5 of the regulations under the Commodity Exchange Act (the “CEA”), the Fund is not subject to regulation as a commodity pool under the CEA.

Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for Futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.

Asset Coverage for Futures and Options Positions. The Fund will comply with the regulatory requirements of the SEC and the CFTC with respect to coverage of options and futures positions by registered investment companies and, if the guidelines so require, will segregate cash, U.S. government securities, high-grade liquid debt securities and/or other liquid assets permitted by the SEC and CFTC on the Fund’s records in the amount prescribed. Securities segregated on the Fund’s records cannot be sold while the Futures or options position is outstanding, unless replaced with other permissible assets, and will be marked-to-market daily.

Options. The Fund may purchase put and call options on currencies or securities. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price. An American style put or call option may be exercised at any time during the option exercise period while a European style put or call option may be exercised only upon expiration. A Bermudan style put or call option may be exercised at any time on fixed dates occurring during the term of the option. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options, no secondary market on an exchange or elsewhere may exist. If the Fund is

15

unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option in order to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts as an anticipatory hedge. The Fund may sell futures as an offset against the effect of expected declines in securities prices and purchase futures as an offset against the effect of expected increases in securities prices. The Fund will not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” under the contract. A person who sells a security futures contact enters into a contract to sell the underlying security and is said to be “short” under the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. In order to enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

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Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Some security futures contracts are settled by physical delivery of the underlying security At the expiration of a security futures contract that is settled through physical delivery, a person who is “long” under the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is “short” under the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

Other security futures contracts are settled through cash settlement. In this case, the underlying securities are not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund in order to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund will mark to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the futures contracts were closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

In addition to the foregoing, imperfect correlation between the futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns, or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading

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in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. A swap is a financial instrument that typically involves the exchange of cash flows between two parties on specified dates, where the cash flows are based on agreed-upon prices, rates, indices, etc. The nominal amount on which the cash flows are calculated is called the notional amount. Swaps are individually negotiated and may be structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates.

Swap agreements may increase or decrease the overall volatility of the investments of the Fund and its Common Share price. The performance of swap agreements may be affected by a change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party unless otherwise agreed by the parties. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. The Fund will monitor any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

When-Issued and Forward Commitment Securities

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is

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fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased with a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the value of the Fund’s net assets and its NAV per share. The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. No income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of Loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e. T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the Loan (the “Buyer”) during the period beginning on the last date by which the Loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par Loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the Loan (this payment may be netted from the wire released on settlement date for the purchase price of the Loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the Buyer should have received. Furthermore, the purchase of a Loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

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Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). The Fund treats all reverse repurchase agreements and similar financing transactions as derivatives transactions under Rule 18f-4. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities.

Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is nevertheless still obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements

The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, presents minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

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MANAGEMENT OF THE FUND

Board of Trustees

The overall management of the business and affairs of the Fund, including oversight of the Adviser, is vested in the Board of Trustees. Each member of the Board of Trustees shall hold office until the next meeting of common shareholders called for the purpose of considering the election of Trustees.

Below is a list of the trustees and officers of the Fund and their present positions and principal occupations during the past five years. The business address of the Fund, the Adviser and their board members and officers is 345 Park Avenue, 31st Floor, New York, NY 10154, unless specified otherwise below.

Name and Year of Birth	Position(s) Held With Registrant	Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee(1)	Other Directorships Held by the Trustee During the Past Five Years
NON-INTERESTED TRUSTEES:
Jane M. Siebels Birth Year: 1960	Lead Independent Trustee and member of Audit and Nominating and Governance Committees	Since November 2021	Ms. Siebels was formerly a Consultant at Per4M and advises a small global equity hedge fund. Currently, she is the CEO of Homer Technology. Prior to 2019, she was CEO and CIO of Amber Asset Management, f/k/a Green Cay Asset Management.	4	Scotia Bank (Bahamas); Scotia Bank International (Bahamas); Scotia Trust (Bahamas); First Trust Bank (Bahamas); Global Innovation Fund; Amber Asset Management (until 2019)

Edward H. D’Alelio Birth Year: 1952	Trustee and member of Audit and Nominating and Governance Committees	Since September 2017	Mr. D’Alelio was formerly a Managing Director and CIO for Fixed Income at Putnam Investments, Boston where he retired in 2002. He currently is an Executive in Residence with the School of Management, Univ. of Mass Boston.	4	Owl Rock Capital Corp. business development companies (“BDCs”) (7 portfolios overseen in Fund Complex)

Thomas W. Jasper Birth Year: 1948	Trustee, Chairman of Audit Committee and member of Nominating and Governance Committee	Since September 2017	Mr. Jasper is the Managing Partner of Manursing Partners LLC, a consulting firm.	4	Sisecam Resources LP (formerly, Ciner Resources LP). (master limited partnership) (until 2023)

Gary S. Schpero Birth Year: 1953	Trustee, Chairman of Nominating and Governance Committee and member of Audit Committee	Since September 2017	Mr. Schpero is retired. Prior to January 2000, he was a partner at the law firm of Simpson Thacher & Bartlett LLP where he served as managing partner of the Investment Management and Investment Company Practice Group.	4	EQ Advisors Trust; 1290 Funds

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Name and Year of Birth	Position(s) Held With Registrant	Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee(1)	Other Directorships Held by the Trustee During the Past Five Years
INTERESTED TRUSTEES(2):
Robert Zable. Birth Year: 1972	Chairman of the Board, President, Chief Executive Officer, Trustee	Since January 2024	Mr. Zable is a Senior Managing Director and is the Global Head of Liquid Credit Strategies. Mr. Zable is also Senior Portfolio Manager of the U.S. closed-end funds within Blackstone Credit & Insurance’s Liquid Credit Strategies business. Before joining Blackstone Credit & Insurance in 2007, Mr. Zable was a Vice President at FriedbergMilstein LLC, where he was responsible for credit opportunity investments and junior capital origination and execution. Prior to that, Mr. Zable was a Principal with Abacus Advisors Group, a restructuring and distressed investment firm. Mr. Zable began his career at JP Morgan Securities Inc., where he focused on leveraged finance in New York and London.	4	None

(1)

The “Fund Complex” consists of the Blackstone Credit & Insurance Closed-End Funds (the Fund, Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Long-Short Credit Income Fund and Blackstone Strategic Credit 2027 Fund), Blackstone Secured Lending Fund, Blackstone Private Credit Fund, and Blackstone Alternative Multi-Strategy Fund. BDCs are included in the list of funds in the “Fund Complex.”

(2)	“Interested person” of the Fund as defined in Section 2(a)(19) of the 1940 Act. Mr. Zable is an interested person due to his employment with the Adviser.

Experience of Trustees

The Trustees were selected to join the Board of Trustees based upon the following as to each Trustee: their character and integrity; their service as a member of other boards of their willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; as to each Trustee other than Mr. Zable, their status as not being an “interested person” as defined in the 1940 Act; and, as to Mr. Zable, his role with Blackstone Credit & Insurance (defined below) and Blackstone Inc. (collectively with its affiliates as the context requires, “Blackstone”). No factor, by itself, was controlling. In addition to the information provided in the table included below, each Trustee possesses the following attributes: Mr. D’Alelio, experience as an investment professional; Mr. Jasper, experience as an investment professional in the structured products market and experience concerning risk management; Mr. Schpero, experience as a legal professional specializing in asset management and service as a board member of other registered management investment companies; Ms. Siebels, experience as an investment professional and service as a corporate board member; and Mr. Zable, experience as an executive and portfolio manager and leadership roles with Blackstone Credit & Insurance’s Liquid Credit Strategies group. References to the qualifications, attributes and skills of the Trustees are pursuant to requirements of the SEC, do not constitute holding out the Board of Trustees or any Trustees as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board of Trustees by reason thereof.

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Share Ownership

Set forth in the table below is the dollar range of equity securities held in the Fund and on an aggregate basis for the entire Family of Investment Companies overseen by each Trustee as of September 30, 2023. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

Name of Trustee	Dollar Range(1) of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities Overseen by Trustee in the Family of Investment Companies(2)
NON-INTERESTED TRUSTEES:
Edward H. D’Alelio	None	None
Thomas W. Jasper	$50,001-$100,000	$50,001-$100,000
Gary S. Schpero	$10,001-$50,000	$10,001-$50,000
Jane M. Siebels	None	None

INTERESTED TRUSTEES:
Robert Zable	$100,001-$500,000	$100,001-$500,000

(1)	“Beneficial Ownership” is determined in accordance with Section 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).
(2)	The term “Family of Investment Companies” means any two registered investment companies that:
(i)	share the same investment adviser or principal underwriter; and
(ii)	hold themselves out to investors as related companies for purposes of investment and investor services.

Trustee Transactions with Fund Affiliates

As of December 31, 2023, none of the independent trustees, meaning those Trustees who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (each an “Independent Trustee” and collectively the “Independent Trustees”), nor members of their immediate families owned securities, beneficially or of record, in Blackstone Liquid Credit Strategies LLC (the “Adviser”), or an affiliate or person directly or indirectly controlling, controlled by, or under common control with the Adviser, other than investments in the Fund and investments in affiliated investment vehicles that, pursuant to guidance from the SEC Staff, do not affect such Trustee’s independence. Furthermore, during the two most recently completed calendar years, neither the Independent Trustees nor members of their immediate families have had any direct or indirect interest, the value of which exceeds $120,000, in the Adviser or any of its affiliates. In addition, during the two most recently completed calendar years, neither the Independent Trustees nor members of their immediate families have conducted any transactions (or series of transactions) or maintained any direct or indirect relationship in which the amount involved exceeds $120,000 and to which the Adviser or any affiliate of the Adviser was a party.

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Compensation of Trustees

The fees and expenses of the trustees of the Fund are paid by the Fund. The trustee who is a member of the Blackstone organization receives no compensation from the Fund. The following table sets forth compensation received by the Independent Trustees for the fiscal year ended September 30, 2023.

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex Paid to Trustees(1)
NON-INTERESTED TRUSTEES:
Edward H. D’Alelio	$36,489	$165,681
Thomas W. Jasper	$36,736	$167,000
Gary S. Schpero	$36,736	$167,000
Jane M. Siebels	$35,225	$160,319

INTERESTED TRUSTEES:
Robert Zable	$—	$—

(1)

Total compensation paid from the Fund Complex includes compensation of $129,192, $130,264, $130,264 and $125,094 paid to Messrs. D’Alelio, Jasper, Schpero, and Ms. Siebels, respectively, by Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Long-Short Credit Income Fund and Blackstone Strategic Credit 2027 Term Fund (collectively, the Blackstone Credit & Insurance Listed Closed-End Funds). Blackstone Secured Lending Fund, Blackstone Private Credit Fund and Blackstone Alternative Multi-Strategy Fund do not pay compensation to Trustees of the Fund.

Effective January 1, 2024, the Fund, together with the Blackstone Credit & Insurance Listed Closed-End Funds (collectively, the “Blackstone Credit & Insurance Closed-End Funds”), pay every Trustee who is not a director, officer, employee, or affiliate of Blackstone Credit & Insurance or ALPS Fund Services, Inc. (“ALPS”), the Fund’s administrator, a retainer fee of $155,000 per annum. The Chairman of the Audit Committee and the Chairman of the Nominating and Governance Committee also receive a retainer fee of $12,000 per annum from the Blackstone Credit & Insurance Closed-End Funds. The Lead Independent Trustee receives a retainer fee of $16,000 per annum from the Blackstone Credit & Insurance Closed-End Funds.

Board Committees

The Board of Trustees currently has two committees: an Audit Committee and a Nominating and Governance Committee.

The Audit Committee consists of Edward H. D’Alelio, Thomas W. Jasper, Gary S. Schpero and Jane M. Siebels. The Audit Committee acts according to the Audit Committee charter (the “Audit Committee Charter”). Thomas W. Jasper has been appointed as Chair of the Audit Committee of the Board of Trustees. The Audit Committee is responsible for assisting the Board of Trustees in fulfilling its oversight responsibilities relating to accounting and financial reporting policies and practices of the Fund, including, but not limited to, the adequacy of the Fund’s accounting and financial reporting processes, policies and practices; the integrity of the Fund’s financial statements; the adequacy of the Fund’s overall system of internal controls; the Fund’s compliance with legal and regulatory requirements; the qualification and independence of the Fund’s independent registered public accounting firm; and the performance of the Fund’s internal audit function provided by the Adviser and the Fund’s other service providers. The independent accountant is ultimately accountable to the Board of Trustees and Audit Committee, as representatives of the common shareholders. The independent accountant for the Fund reports directly to the Audit Committee. The Board of Trustees adopted an Audit Committee Charter at its organizational meeting. The Audit Committee held five meetings during the fiscal year ended September 30, 2023.

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The Nominating and Governance Committee consists of Edward H. D’Alelio, Thomas W. Jasper, Gary S. Schpero and Jane M. Siebels. The Nominating and Governance Committee is responsible for selecting and nominating candidates for election as Trustees to the Board of Trustees of the Fund. Gary S. Schpero has been appointed as Chairman of the Nominating and Governance Committee. When vacancies or creations occur, the Nominating and Governance Committee will consider Trustee candidates recommended by a variety of sources to nominate for election by the common shareholders. The Nominating and Governance Committee may accept nominees recommended by a common shareholder as it deems appropriate. Common shareholders who wish to recommend a nominee for the Board of Trustees should send recommendations to the Fund’s Secretary at 345 Park Avenue, 31st Floor, New York, New York 10154 and include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Trustees. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the common shareholders. In considering Trustee candidates, the Nominating and Governance Committee will take into consideration the interest of common shareholders, the needs of the Board of Trustees and the Trustee candidate’s qualifications, which include but are not limited to, the quality and diversity of the individual’s professional experience, education, individual qualification or skills. The Board of Trustees adopted a Nominating and Governance Committee Charter at its organizational meeting. The Nominating and Governance Committee held three meetings during the fiscal year ended September 30, 2023.

Risk Oversight

The Board of Trustees’ role in risk oversight of the Fund reflects its responsibility under applicable state law to oversee generally, rather than to manage, the operations of the Fund. In line with its oversight responsibility, the Board of Trustees receives reports and makes inquiries at its regular meetings and as needed regarding the nature and extent of significant Fund risks (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on the business operations, investment performance or reputation of the Fund, but relies upon the Fund’s management (including the Fund’s portfolio managers) and Chief Compliance Officer, who reports directly to the Board of Trustees, and the Adviser to assist it in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated. In addition to reports and other information received from Fund management and the Adviser regarding the Fund’s investment program and activities, the Board of Trustees as part of its risk oversight efforts expects to meet at its regular meetings and as needed with the Fund’s Chief Compliance Officer to discuss, among other things, risk issues and issues regarding the policies, procedures and controls of the Fund. The Board of Trustees may be assisted in performing aspects of its role in risk oversight by the Audit Committee and such other standing or special committees as may be established from time to time by the Board of Trustees. For example, the Audit Committee of the Board of Trustees will meet regularly with the Fund’s independent public accounting firm to review, among other things, reports on the Fund’s internal controls for financial reporting.

The Board of Trustees believes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters may be summaries of relevant information and may be inaccurate or incomplete. As a result of the foregoing and other factors, the Board of Trustees’ risk management oversight is expected to be subject to substantial limitations.

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Trustee Emeritus Program

The Board implemented a Trustee Emeritus program (the “Program”) in November 2021. Under the Program, the Board may appoint to the position of Trustee Emeritus any former Trustee who served at least five years as a Trustee and has retired from the Board in accordance with the Board’s policy of retirement at age 75 (a “Trustee Emeritus”). A Trustee Emeritus is entitled to receive notice of and attend all meetings of the Board. A Trustee Emeritus is not entitled to vote, will not be counted in determining a quorum of the Board, and does not have any of the duties or liabilities of a Trustee under law. A Trustee Emeritus appointed under the Program will receive compensation equal to 10% of his or her retainer for serving as a Trustee as of the date on which the Board appoints such person as Trustee Emeritus. The term of service of a Trustee Emeritus expires twelve months from the date of the Trustee’s retirement from the Board.

Officers of the Fund

The Fund’s executive officers will be chosen each year at a regular meeting of the Board of Trustees to hold office until their respective successors are duly elected and qualified. The executive officers of the Fund currently are:

Name and Year of Birth	Position(s) Held with Registrant	Length of Time Served	Principal Occupation During the Past Five Years
Robert Zable. Birth Year: 1972	Trustee, Chairman of the Board, President, Chief Executive Officer	In current role: Since January 2024 In prior officer roles: Since Inception	Mr. Zable joined Blackstone Credit & Insurance in 2007 and is a Senior Managing Director and is the Global Head of Liquid Credit Strategies. Mr. Zable is also Senior Portfolio Manager of the U.S. closed-end funds within Blackstone Credit & Insurance’s Liquid Credit Strategies business.

Gregory Roppa Birth Year: 1976	Chief Financial Officer and Treasurer	Since March 2022	Mr. Roppa is a Managing Director in the Global Fund Finance group of Blackstone, where he focuses on the accounting and financial reporting for certain entities within Blackstone Credit & Insurance, Real Estate, and Insurance businesses. Before joining Blackstone in 2019, Mr. Roppa was the Director of Operations and Fund Accounting for Clinton Group Inc., an alternative asset management firm.

Robert Post Birth Year: 1989	Executive Vice President and Assistant Secretary	Since January 2024	Mr. Post joined Blackstone Credit & Insurance in 2017 and is a Managing Director and Head of US CLO Portfolio Management in Blackstone Credit & Insurance’s LCS group. Mr. Post sits on the Global Syndicated Credit and US Syndicated Credit Investment Committees.

Marisa J. Beeney Birth Year: 1970	Chief Legal Officer and Secretary	Since Inception	Ms. Beeney is a Senior Managing Director and General Counsel of Blackstone Credit & Insurance. Before joining Blackstone Credit & Insurance, she was with the finance group of DLA Piper.

William Renahan Birth Year: 1969	Chief Compliance Officer	Since September 2022

Mr. Renahan is a Managing Director in the Legal and Compliance group of Blackstone. Before joining Blackstone in 2022, he was a

Senior Managing Director and Chief Compliance Officer at Duff & Phelps Investment Management.

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Name and Year of Birth	Position(s) Held with Registrant	Length of Time Served	Principal Occupation During the Past Five Years
Valerie Naratil Birth Year: 1988	Public Relations Officer	Since February 2021	Ms. Naratil joined Blackstone Credit & Insurance in 2014 and is a Principal of Blackstone Credit & Insurance and a member of the Product Management team within Blackstone Credit & Insurance’s Liquid Credit Strategies business.

The Fund’s officers do not receive compensation from the Fund, but are reimbursed for all out-of-pocket expenses relating to attendance at meetings of the Board of Trustees.

The Adviser

Blackstone Liquid Credit Strategies LLC acts as the Fund’s investment adviser and also provides administrative and compliance oversight services to the Fund. The Adviser, a wholly-owned subsidiary of Blackstone Alternative Credit Advisors LP (collectively with its affiliates, “Blackstone Credit & Insurance”), is a registered investment adviser. Blackstone Credit & Insurance is part of the platform of Blackstone (together with Blackstone Credit & Insurance, the “Firm”), which is one of the world’s leading investment firms with total assets under management of over $1.0 trillion as of December 31, 2023. Blackstone’s asset management businesses include investment vehicles focused on real estate, private equity, public debt and equity, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. As of December 31, 2023, total assets under management at Blackstone Credit & Insurance was approximately $318.9 billion.4 Blackstone Credit & Insurance is focused primarily on Liquid Credit Strategies and Private Credit. Liquid Credit Strategies consists of investments in U.S. and European senior secured loans, high yield bonds, investment grade bonds, CLO securities and single-name corporate credit default swaps. Private Credit consists of investments in U.S. and European direct lending, mezzanine, opportunistic/stressed, energy and renewables, and structured products. In addition, as of December 31, 2022, the Adviser had total assets under management of approximately $32.9 billion. The Adviser is part of the Liquid Credit Strategies (“LCS”) business unit of Blackstone Credit & Insurance and is responsible for managing long-only credit strategies, including investments in U.S. and European senior secured loans, high yield bonds, and structured credit investments, in vehicles, including CLOs, separately managed accounts, commingled funds, three other closed-end funds and two sub-advised ETFs.

Pursuant to the investment advisory agreement, the Adviser manages the Fund’s investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Fund’s officers and trustees regularly. The Adviser or its parent also provides the office space, facilities, equipment and personnel necessary to perform the following services for the Fund: SEC compliance, including record keeping, reporting requirements and registration statements and proxies; supervision of Fund operations, including coordination of functions of the transfer agent, custodian, accountants, counsel and other parties performing services or operational functions for the Fund; and certain administrative and clerical services, including certain accounting services and maintenance of certain books and records.

The 1940 Act requires that the Board, including a majority of its members who are not considered to be “interested persons” under the 1940 Act (the “independent trustees”) voting separately, approve on an annual basis the continuation of the Fund’s investment advisory agreement with the Adviser. On May 24, 2023, the Board, including the independent trustees, considered and approved the continuation of the investment advisory agreement for an additional one-year term.

[4]	Blackstone Credit & Insurance’s AUM is a combined figure inclusive of Blackstone Credit & Insurance’s and Harvest Fund Advisors LLC’s businesses.

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The investment advisory agreement provides for the Fund to pay a management fee at an annual rate equal to 1.00% of the average daily value of the Fund’s net assets. The Fund has agreed to pay the Adviser a management fee at an annual rate equal to 1.00% of the average daily value of the Fund’s net assets. The Adviser voluntarily waived its management fee until June 30, 2018. Between July 1, 2018 and March 31, 2019, the Adviser voluntarily waived a portion of its management fee and incrementally stepped up the management fee towards the full annual rate. Starting April 1, 2019, the Adviser has received a management fee at an annual rate of 1.00% of the average daily value of the Fund’s net assets. During the fiscal years ended September 30, 2023, 2022 and 2021, the Fund paid the Adviser $2,538,895, $3,184,386 and $3,134,833, respectively, under the investment advisory agreement. During the same period, the Adviser waived certain advisory fees and reimbursed Fund expenses of $823,338, $680,142 and $916,199, respectively.

The investment advisory agreement had an initial term of two years and continues in effect for successive periods of 12 months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Board of Trustees or the vote of a majority of the outstanding securities entitled to vote (as such term is defined in the 1940 Act) and (2) by the vote of a majority of the independent trustees, cast in person at a meeting called for the purpose of voting on such approval. The agreement may be terminated at any time, without the payment of any penalty, by the Fund (upon the vote of a majority of the Board of Trustees or a majority of the outstanding securities entitled to vote) or by the Adviser, upon not more than 60 nor less than 30 days’ written notice by either party to the other which can be waived by the non-terminating party. The agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act and the rules thereunder).

The investment advisory agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Adviser is not liable to the Fund or any of the common shareholders for any act or omission by the Adviser in the supervision or management of its respective investment activities or for any loss sustained by the Fund or the common shareholders and provides for indemnification by the Fund of the Adviser, its trustees, officers, employees, agents and control persons for liabilities incurred by them in connection with their services to the Fund, subject to certain limitations and conditions.

Although the professional staff of the Adviser will devote as much time to the management of the Fund as the Adviser deems appropriate to perform its duties in accordance with the investment advisory agreement and in accordance with reasonable commercial standards, the professional staff of the Adviser may have conflicts in allocating its time and services among the Fund and the Adviser’s other investment vehicles and accounts. The Adviser has informed the Board of Trustees that the services of the Adviser are not exclusive, and the Adviser provides similar services to other investment companies and other clients and may engage in other activities. A discussion regarding the basis for the approval of the investment advisory agreement by the Board of Trustees is available in the Fund’s annual report for the year ended September 30, 2023 (the “Annual Report”).

Administrator

ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as administrator to the Fund. Under the Administration Agreement, ALPS maintains the Fund’s general ledger and is responsible for calculating the NAV of the Common Shares, and generally managing the administrative affairs of the Fund. ALPS is entitled to receive a monthly fee based on the Fund’s average daily net assets plus out-of-pocket expenses. For the fiscal year ended September 30, 2023, the Fund paid ALPS $396,463 under the Administration Agreement.

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Portfolio Managers

Unless otherwise indicated, the information below is provided as of the date of this Statement of Additional Information.

The table below identifies the number of accounts (other than the Fund) for which the Fund’s portfolio managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts. For each category, the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of September 30, 2023.

As of September 30, 2023, Robert Zable managed, or was a member of the management team for, the following client accounts:

	Number of Accounts	Assets of Accounts ($)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee ($)
Registered Investment Companies	3	$1,410 million	—	—
Pooled Investment Vehicles Other Than Registered Investment Companies	55	$27,982 million	55	$27,982 million
Other Accounts	1	$36 million	1	$36 million

As of September 30, 2023, Daniel T. McMullen managed, or was a member of the management team for, the following client accounts:

	Number of Accounts	Assets of Accounts ($)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee ($)
Registered Investment Companies	2	$4,489 million	—	—
Pooled Investment Vehicles Other Than Registered Investment Companies	1	$760 million	—	—
Other Accounts	17	$6,188 million	1	$26 million

As of September 30, 2023, Gordon McKemie managed, or was a member of the management team for, the following client accounts:

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee ($)
Registered Investment Companies	5	$5,889 million	—	—
Pooled Investment Vehicles Other Than Registered Investment Companies	—	—	—	—
Other Accounts	—	—	—	—

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As of September 30, 2023, Robert Post managed, or was a member of the management team for, the following client accounts:

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee ($)
Registered Investment Companies	3	$1,410 million	—	—
Pooled Investment Vehicles Other Than Registered Investment Companies	63	$31,542 million	63	$31,542 million
Other Accounts	1	$36 million	1	$36 million

Portfolio Manager Compensation

The Adviser’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary and a discretionary bonus.

Base Compensation. Generally, portfolio managers receive base compensation and employee benefits based on their individual seniority and/or their position with the Firm (as defined below).

Discretionary Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation is based on individual seniority, contributions to the Adviser and performance of the client assets that the portfolio manager has primary responsibility for. The discretionary compensation is not based on a precise formula, benchmark or other metric. These compensation guidelines are structured to closely align the interests of employees with those of the Adviser and its clients.

Securities Ownership of Portfolio Managers

The following table shows the dollar range of equity securities owned by the portfolio managers in the Fund as of September 30, 2023.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Robert Zable	$100,001 - $500,000
Gordon McKemie	None
Daniel T. McMullen	$50,001 - $100,000
Robert Post	$10,001 - $50,000

Potential Conflicts of Interest

The purchase of Common Shares in the Fund involves a number of significant risks that should be considered before making any investment. The Fund and common shareholders will be subject to a number of actual and potential conflicts of interest involving Blackstone and Blackstone Credit & Insurance (together, the “Firm”). In addition, as a consequence of Blackstone holding a controlling interest in Blackstone Credit & Insurance and Blackstone’s status as a public company, the officers, directors, members, managers and employees of Blackstone Credit & Insurance will take into account certain additional considerations and other

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factors in connection with the management of the business and affairs of the Fund that would not necessarily be taken into account if Blackstone were not a public company. The following discussion enumerates certain, but not all, potential conflicts of interest that should be carefully evaluated before making an investment in the Fund, but is not intended to be an exclusive list of all such conflicts. The Firm and its personnel may in the future engage in further activities that may result in additional conflicts of interest not addressed below. Any references to the Firm, Blackstone Credit & Insurance, Blackstone or the Adviser in this section will be deemed to include their respective affiliates, partners, members, shareholders, officers, directors and employees, except that portfolio companies of managed clients shall only be included to the extent the context shall require and references to Blackstone Credit & Insurance affiliates shall only be to affiliates operating as a part of Blackstone’s credit focused business group.

For purposes of this discussion and ease of reference, the following terms shall have the meanings as set forth below:

“Other Blackstone Credit & Insurance Clients” means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Fund or one or more Other Blackstone Credit & Insurance Clients own interests) that Blackstone Credit & Insurance may establish, advise or sub-advise from time to time and to which Blackstone Credit & Insurance provides investment management or sub-advisory services (other than the Fund and any such funds and accounts in which the Fund has an interest), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone Credit & Insurance to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided, that for the avoidance of doubt, “Other Blackstone Credit & Insurance Clients” shall not include Blackstone Credit & Insurance in its role as principal of any account, including any accounts for which Blackstone Credit & Insurance or an affiliate thereof acts as an advisor.

“Blackstone Clients” means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Fund or one or more Blackstone Clients own interests) that Blackstone may establish, advise or sub-advise from time to time and to which Blackstone provides investment management or sub-advisory services (other than the Fund, any such funds and accounts in which the Fund has an interest and Other Blackstone Credit & Insurance Clients), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided that, for the avoidance of doubt, “Blackstone Clients” shall not include Blackstone in its role as principal of any account, including any accounts for which Blackstone or an affiliate thereof acts as an advisor.

“Other Clients” means, collectively, Other Blackstone Credit & Insurance Clients and Blackstone Clients.

The Firm’s Policies and Procedures. The Firm has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Because the Firm has many different asset management and advisory businesses, including private equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Fund and the other business units at the Firm, the Firm has implemented certain policies and procedures (e.g., information wall policy) regarding the sharing of information that may from time to time reduce the positive synergies that the Fund expects to utilize for purposes of identifying and managing attractive investments. For example, the Firm will from time to time come into possession of material non-public information with respect to companies in which Other Clients may be considering making an investment. The information, which could be of benefit to the

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Fund, is likely to be restricted to those other respective businesses and otherwise be unavailable to the Fund. It is also possible that the Fund could be restricted from trading despite the fact that the Fund did not receive such information. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Fund to effectively achieve its investment objective by unduly limiting the investment flexibility of the Fund and/or the flow of otherwise appropriate information between the Adviser and other business units at the Firm. Personnel of the Firm may be unable, for example, to assist with the activities of the Fund as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of the Firm to share information internally. In addition, to the extent that the Firm is in possession of material non-public information or is otherwise restricted from trading in certain securities, the Fund and the Adviser may also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Other Client has or has considered making an investment or which is otherwise a client of the Firm will from time to time restrict or otherwise limit the ability of the Fund and/or its obligors and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. The Firm may enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.

Broad and Wide-Ranging Activities. The Firm engages in a broad spectrum of activities. In the ordinary course of its business activities, the Firm will engage in activities where the interests of certain divisions of the Firm or the interests of its clients will conflict with the interests of the common shareholders in the Fund. Other present and future activities of the Firm will give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser will attempt to resolve such conflict in a fair and equitable manner, subject to the limitations of the 1940 Act and the Board’s oversight. Common shareholders should be aware that conflicts will not necessarily be resolved in favor of the Fund’s interests. Investors should be aware that conflicts will not necessarily be resolved in favor of the Fund’s interests. In addition, the Adviser may in certain situations choose to obtain the consent of the Board with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act and the Advisers Act. The Fund may enter into joint transactions or cross-trades with clients or affiliates of the Adviser to the extent permitted by the 1940 Act, the Advisers Act and any applicable co-investment order from the SEC. Subject to the limitations of the 1940 Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other funds managed by Blackstone Credit & Insurance.

Allocation of Personnel. The Adviser and its members, officers and employees will devote as much of their time to the activities of the Fund as they deem necessary to conduct its business affairs in an appropriate manner. By the terms of the investment advisory agreement, the Firm is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser. Firm personnel, including members of the investment committee, will work on other projects, serve on other committees and source potential investments for and otherwise assist the investment programs of Other Clients and their portfolio companies, including other investment programs to be developed in the future. Certain members of the Adviser’s investment team are also members of Other Clients’ investment teams and will continue to serve in those roles (which could be their primary responsibility) and as a result, not all of their business time will be devoted to Blackstone or the Fund. Certain non-investment professionals are not dedicated solely to the Fund and are permitted to perform work for Other Clients which is expected to detract from the time such persons devote to the Fund. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and its officers and employees will not be devoted exclusively to the business of the Fund, but will be allocated between the business of the Fund and the management of the monies of such Other Clients of the Adviser. Time spent on these other initiatives diverts attention from the activities of the Fund, which could negatively impact the common shareholders. Furthermore, Blackstone Credit & Insurance’s and the Adviser’s personnel derive financial benefit from these other activities,

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including fees and performance-based compensation. Firm personnel outside of Blackstone Credit & Insurance may share in the fees and performance-based compensation from the Fund; similarly, Blackstone Credit & Insurance personnel may share in the fees and performance-based compensation generated by Other Clients. These and other factors create conflicts of interest in the allocation of time by Firm personnel. Blackstone Credit & Insurance’s determination of the amount of time necessary to conduct the Fund’s activities will be conclusive.

Outside Activities of Principals and Other Personnel and their Related Parties. Certain of the principals and employees of the Adviser will, in certain circumstances, be subject to a variety of conflicts of interest relating to their responsibilities to the Fund, Other Clients and their respective portfolio companies, and their outside personal or business activities, including as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of the Fund, including if such other entities compete with the Fund for investment opportunities or other resources. The other managed accounts and/or investment funds in which such individuals may become involved may have investment objectives that overlap with the Fund. Although such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to the Fund, there can be no assurance that conflicts of interest between the interests of the Fund and Other Clients will be resolved favorably for the Fund. Furthermore, certain principals and employees of the Adviser may have a greater financial interest in the performance of such other funds or accounts than the performance of the Fund. Such involvement may create conflicts of interest in making investments on behalf of the Fund and such other funds and accounts. Also, Blackstone personnel, Firm employees, including employees of the Adviser, are generally permitted to invest in alternative investment funds, private equity funds, real estate funds, hedge funds and other investment vehicles, as well as engage in other personal trading activities relating to companies, assets, securities or instruments (subject to the Firm’s Code of Ethics requirements), some of which will involve conflicts of interests. Such personal securities transactions will, in certain circumstances, relate to securities or instruments which can be expected to also be held or acquired by Other Clients, the Fund, or otherwise relate to the obligors in which the Fund has or acquires a different principal investment (including, for example, with respect to seniority). There can be no assurance that conflicts of interest arising out of such activities will be resolved in favor of the Fund. Common shareholders will not receive any benefit from any such investments, and the financial incentives of such Firm personnel in such other investments could be greater than their financial incentives in relation to the Fund.

Additionally, certain employees and other professionals of the Firm may have family members or relatives employed by advisers and service providers (or their affiliates) or otherwise actively involved in industries and sectors in which the Fund invests, and/or have business, financial, personal or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors, personnel or owners of companies or assets that are actual or potential investments of the Fund or other counterparties of the Fund and its obligors and/or assets, or service providers of the Fund. Moreover, in certain instances, the Fund or its obligors can be expected to issue loans to or acquire securities from, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships also may influence Blackstone, the Adviser and/or Blackstone Credit & Insurance in deciding whether to select or recommend certain service providers to perform services for the Fund or obligors (the cost of which will generally be borne directly or indirectly by the Fund or such obligors, as applicable) and to incentivize Blackstone to engage such service provider over a third party. The fees for services provided by such service providers may or may not be at the same rate charged by other third parties and the Firm undertakes no obligations to select service providers who may have lower rates. The Firm undertakes no minimum amount of benchmarking. To the extent the Firm does engage in benchmarking, it cannot be assured that such benchmarking will be accurate, comparable, or relate specifically to the assets or services to which such rates or terms relate. Whether or not the Firm has a relationship or receives financial or other benefit from recommending a particular service provider, there can be no assurance that no other service provider is more qualified to provide

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the applicable services or could provide such services at lesser cost. Notwithstanding the foregoing, investment transactions relating to the Fund that require the use of a service provider will generally be allocated to service providers on the basis of best execution, the evaluation of which includes, among other considerations, such service provider’s provision of certain investment-related services and research that the Adviser believes to be of benefit to the Fund. To the extent that the Firm determines appropriate, conflict mitigation strategies can be expected to be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Firm.

Secondments and Internships. Certain personnel of the Firm and its affiliates, including consultants, will, in certain circumstances, be seconded to one or more portfolio companies, vendors, service providers and vendors or common shareholders or other investors of the Fund and Other Clients to provide finance, accounting, operation support, data management and other similar services, including the sourcing of investments for the Fund or other parties. The salaries, benefits, overhead and other similar expenses for such personnel during the secondment could be borne by the Firm and its affiliates or the organization for which the personnel are working or both. In addition, personnel of portfolio companies, vendors and service providers (including law firms and accounting firms) and common shareholders or other investors of the Fund and Other Clients will, in certain circumstances, be seconded to, serve internships at or otherwise provide consulting services to, the Firm, the Fund and its obligors, and Other Clients and its portfolio companies. While often the Fund, Other Clients and their obligors or portfolio companies (as applicable) are the beneficiaries of these types of arrangements, the Firm is from time to time a beneficiary of these arrangements as well, including in circumstances where the vendor, personnel or service provider or otherwise also provides services to the Fund, Other Clients, their obligors or respective portfolio companies (as applicable) or the Firm in the ordinary course. The Firm, the Fund, Other Clients or their obligors or respective portfolio companies (as applicable) could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. The management fee will not be reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto and the Fund may not receive any benefit as a result of these arrangements. The personnel described above may provide services in respect of multiple matters, including in respect of matters related to the Firm, the Fund, Other Clients, portfolio companies, each of their respective affiliates and related parties, and the Firm will endeavor in good faith to allocate the costs of these arrangements, if any, to the Firm, the Fund, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology the Firm deems appropriate in a particular circumstance.

Other Benefits. Blackstone Credit & Insurance and its personnel and related parties will receive intangible and other benefits, discounts and perquisites arising or resulting from their activities on behalf of the Fund, the value of which will not reduce the management fees or incentive fees or otherwise be shared with the Fund, or its portfolio companies. For example, airline travel or hotel stays incurred as Fund expenses, as set forth in the investment advisory agreement (“Fund Expenses”), may result in “miles” or “points” or credit in loyalty or status programs, and certain purchases made by credit card will result in “credit card points”, “cash back” or rebates in addition to such loyalty or status program miles or points. Such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to the benefit of Blackstone Credit & Insurance, its affiliates or their personnel (and not the Fund and/or portfolio companies) even though the cost of the underlying service is borne as Fund Expenses or by its portfolio companies. (See also “—Service Providers, Vendors and Other Counterparties Generally” herein). Similarly, Blackstone Credit & Insurance, its affiliates and their personnel and related persons also receive discounts on products and services provided by portfolio companies and/or customers or suppliers of such portfolio companies. Such other benefits or fees may give rise to conflicts of interest in connection with the Fund’s investment activities, and while the Adviser and Blackstone Credit & Insurance will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Fund. (See also “—Obligor/Portfolio Company Service Providers and Vendors” and “—Obligor/Portfolio Company Relationships Generally” below.)

Senior Advisors, Industry Experts and Operating Partners. Blackstone Credit & Insurance may engage and retain strategic advisers, consultants, senior advisors, executive advisers, industry experts, operating partners,

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deal sourcers, consultants and other similar professionals (which may include former employees of Blackstone and/or Blackstone Credit & Insurance, as well as current employees of Blackstone’s and/or Blackstone Credit & Insurance’s portfolio companies) (“Senior and Other Advisors”) who are not employees or affiliates of Blackstone Credit & Insurance, including through joint ventures, investment platforms, other entities or similar arrangements, and who will, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from Blackstone Credit & Insurance or the Fund). In particular, in some cases, consultants, including those with a “Senior Advisor” title, have been and will be engaged with the responsibility to source and recommend transactions to Blackstone Credit & Insurance or to undertake a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy, potentially on a full-time and/or exclusive basis and notwithstanding any overlap with the responsibilities of Blackstone Credit & Insurance under the investment advisory agreement, the compensation to such consultants may be borne fully by the Fund and/or portfolio companies (with no reduction to the management fee payable by the Fund) and not Blackstone Credit & Insurance. In such circumstances, such payments from, or allocations of a profits interest with respect to, portfolio companies and/or the Fund may, subject to applicable law, be treated as Fund Expenses and will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by Blackstone Credit & Insurance, be deemed paid to or received by Blackstone Credit & Insurance, and such amounts will not reduce the management fees or incentive fees payable.

To the extent permitted by applicable law and/or any applicable SEC-granted exemptive or no-action relief, these Senior and Other Advisors often have the right or may be offered the ability to (i) co-invest alongside the Fund, including in the specific investments in which they are involved (and for which they may be entitled to receive performance-related incentive fees, which will reduce the Fund’s returns), (ii) otherwise participate in equity plans for management of any such portfolio company or (iii) invest directly in the Fund or in a vehicle controlled by the Fund subject to reduced or waived management fees and/or incentive fees, including after the termination of their engagement by or other status with the Firm. Such co-investment and/or participation generally will result in the Fund being allocated a smaller share of the applicable investment. Such co-investment and/or participation may vary by transaction and such participation may, depending on its structure, reduce the Fund’s returns. Additionally, and notwithstanding the foregoing, these Senior and Other Advisors, as well as other Blackstone Clients, may be (or have the preferred right to be) investors in Blackstone Credit & Insurance’s portfolio companies (which, in some cases, may involve agreements to pay performance fees or allocate profits interests to such persons in connection with the Fund’s investment therein, which will reduce the Fund’s returns) and/or Other Clients. Such Senior and Other Advisors, as well as other Blackstone Clients, may also, subject to applicable law, have rights to co-invest with the Fund on a side-by-side basis, which rights are generally offered on a no-fee/no-carried interest basis and generally result in the Fund being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side participation. Senior and Other Advisors’ benefits described in this paragraph will, in certain circumstances, continue after termination of status as a Senior and Other Advisor.

The time, dedication and scope of work of, and the nature of the relationship with each of the Senior and Other Advisors vary considerably. In certain cases, they may advise Blackstone on transactions, provide Blackstone with industry-specific insights and feedback on investment themes, assist in transaction due diligence or make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles (and may be exclusive service providers to Blackstone) and serve as executives or directors on the boards of portfolio companies or contribute to the identification and origination of new investment opportunities. The Fund may rely on these Senior and Other Advisors to recommend Blackstone as a preferred investment partner, identify investments, source opportunities, and otherwise carry out its investment program, but there is no assurance that these advisers will continue to be involved with the Fund for any length of time. In certain instances, Blackstone has formal arrangements with these Senior and Other Advisors (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement, and, in any event, pursuant to negotiated arrangements) by Blackstone, the Fund, and/or portfolio companies or otherwise uncompensated unless and until an engagement with a portfolio company develops. In certain cases, they have certain attributes

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of Blackstone “employees” (e.g., they can be expected to have dedicated offices at Blackstone, receive administrative support from Blackstone personnel, participate in general meetings and events for Blackstone personnel, work on Blackstone matters as their primary or sole business activity, service Blackstone exclusively, have Blackstone -related e-mail addresses and/or business cards and participate in certain benefit arrangements typically reserved for Blackstone employees, etc.) even though they are not considered Blackstone employees, affiliates or personnel for purposes of the investment advisory agreement between the Fund and Blackstone. Some Senior and Other Advisors may provide services only for the Fund and its obligors, while others may have other clients. Senior and Other Advisors could have conflicts of interest between their services for the Fund and its obligors, on the one hand, and themselves or other clients, on the other hand, and Blackstone is limited in its ability to monitor and mitigate these conflicts. Blackstone expects, where applicable, to allocate the costs of such Senior and Other Advisors to the Fund and/or applicable portfolio companies, and to the extent any such costs are allocated to the Fund, they would be treated as Fund Expenses. Payments or allocations to Senior and Other Advisors will not be reduced by the management fee, and can be expected to increase the overall costs and expenses borne indirectly by investors in the Fund. There can be no assurance that any of the Senior and Other Advisors, to the extent engaged, will continue to serve in such roles and/or continue their arrangements with Blackstone, the Fund and/or any portfolio companies for the duration of the relevant investments.

As an example of the foregoing, in certain investments through joint ventures, investment platforms, other entities or similar arrangements, the Fund will from time to time enter into an arrangement with one or more individuals (who may be former personnel of the Firm or current or former personnel of portfolio companies of the Fund or Other Clients, may have experience or capability in sourcing or managing investments, and may form a management team) to undertake a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy. The services provided by such individuals or relevant portfolio company, as the case may be, could include the following with respect to investments: origination or sourcing, due diligence, evaluation, negotiation, servicing, development, management (including turnaround) and disposition. The individuals or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Fund or a portfolio company or asset of the Fund, or other long-term incentive plans. Compensation could also be based on assets under management, a waterfall similar to a carried interest, respectively, or other similar metric. The Fund could initially bear the cost of overhead (including rent, utilities, benefits, salary or retainers for the individuals or their affiliated entities) and the sourcing, diligence and analysis of investments, as well as the compensation for the individuals and entity undertaking the build-up strategy. Such expenses could be borne directly by the Fund as Fund Expenses (or broken deal expenses, if applicable) or indirectly through expenditures by a portfolio company. None of the fees, costs or expenses described above will reduce the management fee.

In addition, the Adviser will, in certain circumstances, engage third parties as Senior and Other Advisors (or in another similar capacity) in order to advise it with respect to existing investments, specific investment opportunities, and economic and industry trends. Such Senior and Other Advisors may receive reimbursement of reasonable related expenses by portfolio companies or the Fund and may have the opportunity to invest in a portion of the equity and/or debt available to the Fund for investment that would otherwise be taken by the Adviser and its affiliates. If such Senior and Other Advisors generate investment opportunities on the Fund’s behalf, such Senior and Other Advisors may receive special additional fees or allocations comparable to those received by a third party in an arm’s length transaction and such additional fees or allocations would be borne fully by the Fund and/or portfolio companies (with no reduction to the management fee payable by the Fund) and not Blackstone Credit & Insurance.

Multiple Firm Business Lines. The Firm has multiple business lines, including the Blackstone Capital Markets Group, which, subject to applicable law, Blackstone, Blackstone Credit & Insurance, the Fund, Other Clients, portfolio companies of the Fund and Other Clients and third parties will, in certain circumstances, engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services. As a result of these activities, the Firm is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than if it had one line of

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business. For example, the Firm may come into possession of information that limits the Fund’s ability to engage in potential transactions. Similarly, other Firm businesses and their personnel may be prohibited by law or contract from sharing information with Blackstone Credit & Insurance that would be relevant to monitoring the Fund’s investments and other activities. Additionally, Blackstone, Blackstone Credit & Insurance or Other Clients can be expected to enter into covenants that restrict or otherwise limit the ability of the Fund or its obligors and their affiliates to make investments in, or otherwise engage in, certain businesses or activities. For example, Other Clients could have granted exclusivity to a joint venture partner that limits the Fund and Other Clients from owning assets within a certain distance of any of the joint venture’s assets, or Blackstone, Blackstone Credit & Insurance or an Other Client could have entered into a non-compete in connection with a sale or other transaction. These types of restrictions may negatively impact the ability of the Fund to implement its investment program. (See also “—Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities”). Finally, Blackstone and Blackstone Credit & Insurance personnel who are members of the investment team or investment committee may be excluded from participating in certain investment decisions due to conflicts involving other Firm businesses or for other reasons, including other business activities in which case the Fund will not benefit from their experience. The common shareholders will not receive a benefit from any fees earned by the Firm or their personnel from these other businesses.

Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to the Fund. The Firm has long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Fund, the Adviser will consider those relationships and may decline to participate in a transaction as a result of one or more of such relationships (e.g., investments in a competitor of a client or other person with whom Blackstone has a relationship). The Fund may be forced to sell or hold existing investments as a result of investment banking relationships or other relationships that the Firm may have or transactions or investments the Firm may make or have made. (See “—Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities” and “—Obligor/Portfolio Company Relationships Generally.”) Subject to the 1940 Act and any applicable co-investment order issued by the SEC, the Fund may also co-invest with clients of the Firm in particular investment opportunities, and the relationship with such clients could influence the decisions made by the Adviser with respect to such investments. There can be no assurance that all potentially suitable investment opportunities that come to the attention of the Firm will be made available to the Fund.

Also, Blackstone may represent creditors or debtors in proceedings under Chapter 11 of the U.S. Bankruptcy Code or prior to such filings and may serve as advisor to creditor and equity committees. This involvement, for which Blackstone may from time to time be compensated, could limit or preclude the flexibility that the Fund would otherwise have to buy or sell certain assets, and may require that the Fund dispose of an investment at an inopportune time.

Finally, Blackstone and other Blackstone Clients could acquire shares in the Fund in the secondary market. Blackstone and other Blackstone Clients would generally have greater information than counterparties in such transactions, and the existence of such business could produce conflicts, including in the valuation of the Fund’s Investments.

Minority Investments in Asset Management Firms. Blackstone and Other Clients, including Blackstone Strategic Capital Holdings (“BSCH”) and its related parties, regularly make minority investments in alternative asset management firms that are not affiliated with Blackstone, the Fund, Other Clients and their respective portfolio companies, and which may from time to time engage in similar investment transactions, including with respect to purchase and sale of investments, with these asset management firms and their sponsored funds and portfolio companies. Typically, the Blackstone related party with an interest in the asset management firm would be entitled to receive a share of carried interest/performance based incentive compensation and net fee income or revenue share generated by the various products, vehicles, funds and accounts managed by that third party asset management firm that are included in the transaction or activities of the third party asset management firm, or a subset of such activities such as transactions with a Blackstone related party. In addition, while such minority

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investments are generally structured so that Blackstone does not “control” such third party asset management firms, Blackstone may nonetheless be afforded certain governance rights in relation to such investments (typically in the nature of “protective” rights, negative control rights or anti-dilution arrangements, as well as certain reporting and consultation rights) that afford Blackstone the ability to influence the firm. Although Blackstone and Other Clients, including BSCH, do not intend to control such third party asset management firms, there can be no assurance that all third parties will similarly conclude that such investments are non-control investments or that, due to the provisions of the governing documents of such third party asset management firms or the interpretation of applicable law or regulations, investments by Blackstone and Other Clients, including BSCH, will not be deemed to have control elements for certain contractual, regulatory or other purposes. While such third party asset managers may not be affiliated with the Fund within the meaning of the 1940 Act, Blackstone may, under certain circumstances, be in a position to influence the management and operations of such asset managers and the existence of its economic/revenue sharing interest therein may give rise to conflicts of interest. Participation rights in a third party asset management firm (or other similar business), negotiated governance arrangements and/or the interpretation of applicable law or regulations could expose the investments of the Fund to claims by third parties in connection with such investments (as indirect owners of such asset management firms or similar businesses) that may have an adverse financial or reputational impact on the performance of the Fund. The Fund, its affiliates and their respective obligors and portfolio companies may from time to time engage in transactions with, and buy and sell investments from, any such third party asset managers and their sponsored funds, and such transactions and other commercial arrangements between such third party asset managers and the Fund and its obligors are not subject to approval by the Board. There can be no assurance that the terms of these transactions between parties related to Blackstone, on the one hand, and the Fund and its obligors, on the other hand, will be at arm’s length or that Blackstone will not receive a benefit from such transactions, which can be expected to incentivize Blackstone to cause these transactions to occur. Such conflicts related to investments in and arrangements with other asset management firms will not necessarily be resolved in favor of the Fund. Shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith and will not receive any benefit from such transactions. These conflicts related to investments in and arrangements with other asset management firms, will not necessarily be resolved in favor of the Fund.

Blackstone Policies and Procedures; Information Walls. Blackstone has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Some of these policies and procedures, such as Blackstone’s information wall policy, implemented by Blackstone to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions, will reduce the synergies and collaboration across Blackstone’s various businesses that the Fund expects to draw on for purposes of identifying, pursuing and managing attractive investment opportunities. Because Blackstone has many different asset management and advisory businesses, including private equity, growth equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Fund and the other business units at Blackstone, Blackstone has implemented certain policies and procedures (e.g., Blackstone’s information wall policy) regarding the sharing of information that have the potential to reduce the positive synergies and collaborations that the Fund could otherwise expect to utilize for purposes of identifying and managing attractive investments. For example, Blackstone will from time to time come into possession of material non-public information with respect to companies in which Other Clients may be considering making an investment or companies that are clients of Blackstone. As a consequence, that information, which could be of benefit to the Fund, might become restricted to those other respective businesses and otherwise be unavailable to the Fund. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Fund to effectively achieve its investment objective by unduly limiting the investment flexibility of the Fund and/or the flow of otherwise appropriate information between Blackstone

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Credit & Insurance and other business units at Blackstone. For example, in some instances, personnel of Blackstone would be unable to assist with the activities of the Fund as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of Blackstone to share information internally. In addition, due to these restrictions, the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect the Fund.

In addition, to the extent that Blackstone is in possession of material non-public information or is otherwise restricted from trading in certain securities, the Fund would also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Blackstone fund has or has considered making an investment or which is otherwise a client of Blackstone will from time to time restrict or otherwise limit the ability of the Fund and/or its obligors and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. Blackstone has in the past entered into, and reserves the right to enter into in the future, one or more strategic relationships in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for the Fund, require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.

Data. The Firm receives, generates and/or obtains various kinds of data and information from the Fund, Other Clients and their obligors or portfolio companies (as applicable), including but not limited to data and information relating to business operations, financial information results, trends, budgets, energy usage, plans, ESG, and related metrics, customer and user data, employee and contractor data, supplier and cost data, and other related data and information some of which is sometimes referred to as alternative data or “big data.” The Firm can be expected to anticipate macroeconomic and other trends, and otherwise develop investment themes or identify specific investment, trading or business opportunities, as a result of its access to (and rights regarding, including use, distribution and derived works rights over) this data and information from the Fund, Other Clients and their obligors or portfolio companies (as applicable). The Firm has entered and will continue to enter into information sharing and use, measurements and other arrangements, which will give the Firm access to (and rights regarding, including ownership, use, distribution and derived works rights over) data that would not otherwise obtain in the ordinary course, with the Fund, Other Clients and their obligors or portfolio companies (as applicable), related parties and service providers. Although the Firm believes that these activities improve the Firm’s investment management activities on behalf of the Fund and Other Clients, information obtained from the Fund and its obligors also provides material benefits to Blackstone, Blackstone Credit & Insurance or Other Clients without compensation or other benefit accruing to the Fund or common shareholders. For example, information from a portfolio company in which the Fund holds an interest can be expected to enable the Firm to better understand a particular industry and execute trading and investment strategies in reliance on that understanding for Blackstone, Blackstone Credit & Insurance and Other Clients that do not own an interest in the portfolio company, typically without compensation or benefit to the Fund or its obligors. Further, this alternative data is expected to be aggregated across the Fund, Other Clients and their respective obligors/portfolio companies and, in connection therewith, Blackstone would serve as the repository for such data described in this paragraph, including with ownership and use rights therein.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information or otherwise limit the scope and purpose of its use or distribution, and regulatory limitations on the use of material nonpublic information, the Firm is generally free to use and distribute data and information from the Fund’s activities to assist in the pursuit of the Firm’s various other activities, including but not limited to trading activities for the benefit of the Firm and/or an Other Client. Any confidentiality obligations in the operative documents do not limit the Firm’s ability to do so. For example, the Firm’s ability to trade in securities of an issuer relating to a specific industry may, subject to applicable law, be enhanced by information of a portfolio company in the same or related industry. Such trading or other business activities can be and is expected to provide a material benefit to the Firm without compensation or other benefit to the Fund or common shareholders.

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The sharing and use of “big data” and other information presents potential conflicts of interest and the common shareholders acknowledge and agree that any benefits received by the Firm or its personnel (including fees, costs and expenses) will not reduce the management fees or incentive fees payable to the Adviser or otherwise be shared with the Fund or common shareholders. As a result, the Adviser has an incentive to pursue investments that have data and information that can be utilized in a manner that benefits the Firm or Other Clients.

Data Management Services. Blackstone or an affiliate of Blackstone formed in the future will provide data management services to portfolio companies and will provide such services directly to the Fund and Other Clients (collectively, “Data Holders”). Such services may include assistance with obtaining, analyzing, curating, processing, packaging, distributing, organizing, mapping, holding, transforming, enhancing, marketing and selling such data (among other related data management and consulting services) for monetization through licensing or sale arrangements with third parties and, subject to applicable law and the limitations in the investment advisory agreement and any other applicable contractual limitations, with the Fund, Other Clients, portfolio companies and other Blackstone affiliates and associated entities (including funds in which Blackstone and Other Clients make investments, and portfolio companies thereof). Where Blackstone believes appropriate, data from one Data Holder may be aggregated or pooled with data from other Data Holders. Any revenues arising from such aggregated or pooled data sets would be allocated between applicable Data Holders on a fair and reasonable basis as determined by Blackstone Credit & Insurance in its sole discretion, with Blackstone Credit & Insurance able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable. Blackstone is expected to receive compensation for such data management services, which may include a percentage of the revenues generated through any licensing or sale arrangements with respect to the relevant data, and which compensation is also expected to include fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)), and will not offset the management fee or otherwise shared with the Fund or common shareholders. Additionally, Blackstone is expected to share and distribute the products from such Data Management Services within Blackstone or its affiliates (including Other Clients or their portfolio companies) at no charge and, in such cases, the Data Holders may not receive any financial or other benefit from having provided such data to Blackstone. The potential receipt of such compensation by Blackstone may create incentives for the Firm to cause the Fund to invest in portfolio companies with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.

Blackstone and Blackstone Credit & Insurance Strategic Relationships. Blackstone and Blackstone Credit & Insurance have entered, and it can be expected that Blackstone and Blackstone Credit & Insurance in the future will enter, into strategic relationships with investors (and/or one or more of their affiliates) that involve an overall relationship with Blackstone or Blackstone Credit & Insurance (which will afford such investor special rights and benefits) that could incorporate one or more strategies (including, but not limited to, a different sector and/or geographical focus) in addition to the Fund’s strategy (“Strategic Relationships”), with terms and conditions applicable solely to such investor and its investment in multiple Blackstone or Blackstone Credit & Insurance strategies that would not apply to any other investor’s investment in the Fund. A Strategic Relationship often involves an investor agreeing to make a capital commitment to or investment in (as applicable) multiple Blackstone or Blackstone Credit & Insurance funds, one of which may include the Fund. Common shareholders will not receive a copy of any agreement memorializing such a Strategic Relationship program (even if in the form of a side letter) and will be unable to elect in the “most-favored-nations” election process any rights or benefits afforded through a Strategic Relationship. Specific examples of such additional rights and benefits include, among others, specialized reporting, discounts or reductions on and/or reimbursements or rebates of management fees or carried interest, secondment of personnel from the investor to Blackstone or Blackstone Credit & Insurance (or vice versa), rights to participate in the investment review and evaluation process, as well as priority rights or targeted amounts for co-investments alongside Blackstone Credit & Insurance or Blackstone vehicles (including, without limitation, preferential or favorable allocation of co-investment and preferential terms and conditions related to co-investment or other participation in Blackstone or Blackstone Credit &

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Insurance funds (including in respect of any carried interest and/or management fees to be charged with respect thereto, as well as any additional discounts, reductions, reimbursements or rebates with respect thereto or other penalties that may result if certain target co-investment allocations or other conditions under such arrangements are not achieved)). The co-investment that is part of a Strategic Relationship may include co-investment in investments made by the Fund. Blackstone, including its personnel (including Blackstone Credit & Insurance personnel), reserve the right to receive compensation from Strategic Relationships, and may be incentivized to allocate investment opportunities away from the Fund to, or source investment opportunities for, Strategic Relationships. Strategic Relationships may therefore result in fewer co-investment opportunities (or reduced or no allocations) being made available to common shareholders, subject to the 1940 Act.

Buying and Selling Investments or Assets from Certain Related Parties. The Fund and its obligors may purchase investments or assets from or sell investments or assets to common shareholders, other obligors of the Fund, portfolio companies of Other Clients or their respective related parties. Purchases and sales of investments or assets between the Fund or its obligors, on the one hand, and common shareholders, other obligors of the Fund, portfolio companies of Other Clients or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board or any common shareholder. These transactions involve conflicts of interest, as the Firm may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Blackstone may have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Fund to a common shareholder, other obligors of the Fund, portfolio company of Other Clients or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a common shareholder, portfolio company of Other Clients or any of their respective related parties. The Firm will not be required to solicit third party bids or obtain a third party valuation prior to causing the Fund or any of its obligors to purchase or sell any asset or investment from or to a common shareholder, other obligors of the Fund, portfolio company of Other Clients or any of their respective related parties as provided above.

Other Firm Businesses, Activities and Relationships. As part of its regular business, Blackstone provides a broad range of investment banking, advisory and other services. In addition, from time to time, the Firm will provide services in the future beyond those currently provided. Common shareholders will not receive any benefit from any fees relating to such services.

In the regular course of its capital markets, investment banking, real estate advisory and other businesses, Blackstone represents potential purchasers, sellers and other involved parties, including corporations, financial buyers, management, shareholders and institutions, with respect to transactions that could give rise to other transactions that are suitable for the Fund. In such a case, a Blackstone advisory client would typically require Blackstone to act exclusively on its behalf. Such advisory client requests may preclude all Blackstone-affiliated clients, including the Fund, from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Fund. In connection with its capital markets, investment banking, advisory, real estate and other businesses, Blackstone comes into possession of information that limits its ability to engage in potential transactions. The Fund’s activities are expected to be constrained as a result of the inability of Blackstone personnel to use such information. For example, employees of Blackstone, from time to time, are prohibited by law or contract from sharing information with members of the Fund’s investment team. Additionally, there are expected to be circumstances in which one or more individuals associated with Blackstone affiliates (including clients) will be precluded from providing services related to the Fund’s activities because of certain confidential information available to those individuals or to other parts of Blackstone (e.g., trading may be restricted). Where Blackstone affiliates are engaged to find buyers or financing sources for potential sellers of assets, the seller may permit the Fund to act as a participant in such transactions (as a buyer or financing partner), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price).

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The Fund may invest in securities of the same issuers as Other Clients, other investment vehicles, accounts and clients of the Firm and the Adviser. To the extent that the Fund holds interests that are different (or more senior or junior) than those held by such Other Clients, Blackstone Credit & Insurance may be presented with decisions involving circumstances where the interests of such Other Clients are in conflict with those of the Fund. Furthermore, it is possible the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Other Clients’ involvement and actions relating to its investment.

In addition, the 1940 Act may limit the Fund’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as business development companies under the 1940 Act. As a result of these restrictions, the Fund may be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.

Blackstone Credit & Insurance has received an exemptive order that permits certain funds, among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit & Insurance, and certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates subject to certain terms and conditions. In addition, other present and future activities of the Firm and its affiliates (including Blackstone Credit & Insurance and the Adviser) will from time to time give rise to additional conflicts of interest relating to the Firm and its investment activities. In the event that any such conflict of interest arises, the Adviser will attempt to resolve such conflicts in a fair and equitable manner. Investors should be aware that, subject to applicable law, conflicts will not necessarily be resolved in favor of the Fund’s interests.

Transactions with Clients of Blackstone Insurance Solutions. Blackstone Insurance Solutions (“BIS”) is a business unit of Blackstone that is comprised of two affiliated registered investment advisers. BIS provides investment advisory services to insurers (including insurance companies that are owned, directly or indirectly, by Blackstone or Other Clients, in whole or in part). Actual or potential conflicts of interest may arise with respect to the relationship of the Fund and its obligors with the funds, vehicles or accounts BIS advises or sub-advises, including accounts where an insurer participates in investments directly and there is no separate vehicle controlled by Blackstone (collectively, “BIS Clients”). BIS Clients have invested and are expected to continue investing in Other Clients and the Fund. For greater certainty, any references herein to Blackstone Credit & Insurance or Other Blackstone Credit & Insurance Clients do not include BIS or BIS Clients. BIS Clients may have investment objectives that overlap with those of the Fund or its obligors, and such BIS Clients may invest, as permitted by applicable law and the Fund’s exemptive relief, alongside the Fund or such obligors in certain investments, which will reduce the investment opportunities otherwise available to the Fund or such obligors. BIS Clients will also participate in transactions related to the Fund and/or its obligors (e.g., as originators, co-originators, counterparties or otherwise). Other transactions in which BIS Clients will participate include, without limitation, investments in debt or other securities issued by portfolio companies or other forms of financing to portfolio companies (including special purpose vehicles established by the Fund or such portfolio companies). When investing alongside the Fund or its obligors or in other transactions related to the Fund or its obligors, BIS Clients may or may not invest or divest at the same time or on the same terms as the Fund or the applicable obligors. BIS Clients may also from time to time acquire investments and obligors directly or indirectly from the Fund, as permitted by applicable law and the Fund’s exemptive relief. In circumstances where Blackstone Credit & Insurance determines in good faith that the conflict of interest is mitigated in whole or in part through various measures that Blackstone or Blackstone Credit & Insurance implements, Blackstone Credit & Insurance or the Adviser may determine to proceed with the applicable transaction (subject to oversight by the Board and the applicable law to which the Fund is subject). In order to seek to mitigate any potential conflicts of interest with respect to such transactions (or other transactions involving BIS Clients), Blackstone may, in its discretion, involve independent members of the board of a portfolio company or a third-party stakeholder in the transaction to negotiate price and terms on behalf of the BIS Clients or otherwise cause the BIS Clients to “follow the vote” thereof, and/or cause an independent client representative or other third party to approve the investment or otherwise represent the interests of one or more of the parties to the transaction. In addition, Blackstone or the Adviser may limit the percentage interest of the BIS Clients participating in such

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transaction, or obtain appropriate price quotes or other benchmarks, or, alternatively, a third-party price opinion or other document to support the reasonableness of the price and terms of the transaction. BIS will also from time to time require the applicable BIS Clients participating in a transaction to consent thereto (including in circumstances where the Adviser does not seek the consent of the Board). There can be no assurance that any such measures or other measures that may be implemented by Blackstone will be effective at mitigating any actual or potential conflicts of interest.

Allocation of Portfolios. The Firm will, in certain circumstances, have an opportunity to acquire a portfolio or pool of assets, securities and instruments that it determines should be divided and allocated among the Fund and Other Clients. Such allocations generally would be based on the Firm’s assessment of the expected returns and risk profile of each of the assets. For example, some of the assets in a pool may have a return profile appropriate for the Fund, while others may have a return profile not appropriate for the Fund but appropriate for Other Clients. Also, a pool may contain both debt and equity instruments that the Firm determines should be allocated to different funds. In all of these situations, the combined purchase price paid to a seller would be allocated among the multiple assets, securities and instruments in the pool and therefore, subject to applicable law and the conditions of the Fund’s co-investment relief, among the Fund and Other Clients acquiring any of the assets, securities and instruments. Similarly, there will likely be circumstances in which the Fund and Other Clients will sell assets in a single or related transactions to a buyer. In some cases, a counterparty will require an allocation of value in the purchase or sale contract, though the Firm could determine such allocation of value is not accurate and should not be relied upon. The Firm will generally rely upon internal analysis to determine the ultimate allocation of value, though it could also obtain third party valuation reports. Regardless of the methodology for allocating value, the Firm will have conflicting duties to the Fund and Other Clients when they buy or sell assets together in a portfolio, including as a result of different financial incentives the Firm has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that an investment will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Clients.

Other Affiliate Transactions and Investments in Different Levels of Capital Structure. From time to time, the Fund and the Other Clients can be expected to make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, subject to the limitations of the 1940 Act. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that may be held by such entities. To the extent the Fund holds securities or loans that are different (including with respect to their relative seniority) than those held by an Other Client, the Adviser and its affiliates may be presented with decisions when the interests of the funds are in conflict. For example, conflicts could arise where the Fund lends funds to a portfolio company while an Other Client invests in equity securities of such portfolio company. In this circumstance, for example, if such portfolio company were to go into bankruptcy, become insolvent or otherwise be unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities or loans as to what actions the portfolio company should take. In addition, purchases or sales of securities or loans for the account of the Fund (particularly marketable securities) will be bunched or aggregated with orders for Other Clients, including other funds. It is frequently not possible to receive the same price or execution on the entire volume of securities sold, and the various prices will, in certain circumstances, be averaged, which may be disadvantageous to the Fund. Further conflicts could arise after the Fund and Other Clients have made their respective initial investments. For example, if additional financing is necessary as a result of financial or other difficulties, it may not be in the best interests of the Fund to provide such additional financing. If the Other Clients were to lose their respective investments as a result of such difficulties, the ability of the Adviser to recommend actions in the best interests of the Fund might be impaired. Any applicable co-investment order issued by the SEC may restrict the Funds ability to participate in follow-on financings. Blackstone Credit & Insurance may in its discretion take steps to reduce the potential for adversity between the Fund and the Other Clients, including causing the Fund and/or such Other Clients to take certain actions that, in

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the absence of such conflict, it would not take. Such conflicts will be more difficult if the Fund and Other Clients hold significant or controlling interests in competing or different tranches of a portfolio company’s capital structure. Equity holders and debt holders have different (and often competing) motives, incentives, liquidity goals and other interests with respect to a portfolio company. In addition, there may be circumstances where Blackstone Credit & Insurance agrees to implement certain procedures to ameliorate conflicts of interest that may involve a forbearance of rights relating to the Fund or Other Clients, such as where Blackstone Credit & Insurance may cause the Fund or Other Clients to decline to exercise certain control-and/or foreclosure-related rights with respect to a portfolio company.

Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of the Board and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of the Fund will be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Board. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board and, in some cases, the SEC.

In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Fund, and, subject to applicable law, a decision by Blackstone Credit & Insurance to take any particular action could have the effect of benefiting an Other Client, Blackstone Credit & Insurance and therefore may not have been in the best interests of, and may be adverse to, the Fund. There can be no assurance that the return on the Fund’s investment will be equivalent to or better than the returns obtained by the Other Clients participating in the same or similar transactions. The common shareholders will not receive any benefit from fees paid to any affiliate of the Adviser in respect of any Other Client’s investment in a portfolio company, to the extent permitted by the 1940 Act.

Related Financing Counterparties. The Fund can be expected to invest in companies or other entities in which Other Clients make an investment in a different part of the capital structure (and vice versa) subject to the requirements of the 1940 Act and the Fund’s co-investment order. The Adviser requests in the ordinary course proposals from lenders and other sources to provide financing to the Fund and its obligors. Blackstone Credit & Insurance takes into account various facts and circumstances it deems relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with the Firm in particular, the size of the potential lender’s loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of Blackstone, Blackstone Credit & Insurance and their funds, and such other factors that Blackstone and Blackstone Credit & Insurance deem relevant under the circumstances. The cost of debt alone is not determinative.

The Firm could have incentives to cause the Fund and its obligors to accept less favorable financing terms from a common shareholder, Other Clients, their portfolio companies, Blackstone, and other parties with material relationships with the Firm than it would from a third party. If the Fund or a portfolio company occupies a more senior position in the capital structure than a common shareholder, Other Client, their portfolio companies and other parties with material relationships with Blackstone, Blackstone could have an incentive to cause the Fund or portfolio company to offer more favorable financing terms to such parties. In the case of a related party financing between the Fund or its obligors, on the one hand, and Blackstone or Other Clients’ portfolio companies, on the other hand, to the extent permitted by the 1940 Act, the Adviser could, but is not obligated to,

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rely on a third party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Adviser could instead rely on its own internal analysis, which the Adviser believes is often superior to third party analysis given the Firm’s scale in the market. If however any of the Firm, the Fund, an Other Client or any of their obligors or portfolio companies (as applicable) delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Firm related vehicle impacts the market terms. For example, in the case of a loan extended to the Fund or a portfolio company by a financing syndicate in which an Other Client has agreed to participate on terms negotiated by a third party participant in the syndicate, it may have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Client had not participated. It is also possible that the frequent participation of Other Clients in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to the Fund. The Adviser does not believe either of these effects is significant, but no assurance can be given to common shareholders that these effects will not be significant in any circumstance. Unless required by applicable law, the Adviser will not seek any consent or approvals from common shareholders or the Board in the case of any of these conflicts.

The Firm could cause actions adverse to the Fund to be taken for the benefit of Other Clients that have made an investment more senior in the capital structure of a portfolio company than the Fund (e.g., provide financing to a portfolio company, the equity of which is owned by the Fund) and, vice versa, actions will, in certain circumstances, be taken for the benefit of the Fund and its obligors that are adverse to Other Clients. The Firm could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non-economic rights, by the Fund or relevant Other Client (or their respective obligors or portfolio companies, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to both normal course ongoing matters (such as consent rights with respect to loan modifications in intercreditor agreements) and also decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing the Fund or relevant Other Client (or their respective obligors or portfolio companies, as the case may be) to hold only a non-controlling interest in any such portfolio company, (iii) retaining a third party loan servicer, administrative agent or other agent to make decisions on behalf of the Fund or relevant Other Client (or their respective obligors or portfolio companies, as the case may be), or (iv) create groups of personnel within the Firm separated by information barriers (which can be expected to be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Client holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by the Fund or its obligors, the Firm may decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Client. In these cases, the Firm would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver, termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants. The efficacy of following the vote of third-party creditors will be limited in circumstances where the Fund or Other Client acquires all or substantially all of a relevant instrument, tranche or class of securities.

In connection with negotiating loans and bank financings in respect of Blackstone Credit & Insurance-sponsored transactions, Blackstone Credit & Insurance will generally obtain the right to participate (for its own account or an Other Client) in a portion of the financings with respect to such Blackstone Credit & Insurance-sponsored transactions on the same terms negotiated by third parties with the Firm or other terms the Adviser determines to be consistent with the market. Although the Firm could rely on third parties to verify market terms, the Firm may nonetheless have influence on such third parties. No assurance can be given that negotiating with a third party, or verification of market terms by a third party, will ensure that the Fund and its obligors receive market terms.

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In addition, it is anticipated that in a bankruptcy proceeding the Fund’s interests will likely be subordinated or otherwise adverse to the interests of Other Clients with ownership positions that are more senior to those of the Fund. For example, an Other Client that has provided debt financing to an investment of the Fund may take actions for its benefit, particularly if the Fund’s Investment is in financial distress, which adversely impact the value of the Fund’s subordinated interests.

Although Other Clients can be expected to provide financing to the Fund and its obligors subject to the requirements of the 1940 Act, there can be no assurance that any Other Client will indeed provide any such financing with respect to any particular Investment. Participation by Other Clients in some but not all financings of the Fund and its obligors may adversely impact the ability of the Fund and its obligors to obtain financing from third parties when Other Clients do not participate, as it may serve as a negative signal to market participants.

Any financing provided by a common shareholder or an affiliate to the Fund or a portfolio company is not a capital contribution to the Fund.

The respective investment programs of the Fund and the Other Clients may or may not be substantially similar. Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same as or similar to those of the Fund. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by Blackstone Credit & Insurance in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Conversely, participation in specific investment opportunities may be appropriate, at times, for both the Fund and Other Clients. In any event, it is the policy of Blackstone Credit & Insurance to allocate investment opportunities and sale opportunities on a basis deemed by Blackstone Credit & Insurance, in its sole discretion, to be fair and equitable over time.

Conflicting Fiduciary Duties to Debt Funds. Other Clients include funds and accounts that make investments in senior secured loans, distressed debt, subordinated debt, high-yield securities, commercial mortgage-backed securities and other debt instruments. As discussed above, it is expected that these Other Clients or investors therein will be offered the opportunity, subject to applicable law, to provide financing with respect to investments made by the Fund and its obligors. The Firm owes a fiduciary duty and/or other obligations to these Other Clients as well as to the Fund and will encounter conflicts in the exercise of these duties and/or other obligations. For example, if an Other Client purchases high-yield securities or other debt instruments of a portfolio company of the Fund, or otherwise occupies a senior (or other different) position in the capital structure of an investment relative to the Fund, the Firm will encounter conflicts in providing advice to the Fund and to these Other Clients with regard to appropriate terms of such high-yield securities or other instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies, among other matters. For example, in a bankruptcy proceeding, in circumstances where the Fund holds an equity investment in a portfolio company, the holders of such portfolio company’s debt instruments (which may include one or more Other Clients) may take actions for their benefit (particularly in circumstances where such portfolio company faces financial difficulties or distress) that subordinate or adversely impact the value of the Fund’s investment in such portfolio company. More commonly, the Fund could hold an investment that is senior in the capital structure, such as a debt instrument, to an Other Client. Although measures described above in “Related Financing Counterparties” above can mitigate these conflicts, they cannot completely eliminate them.

Similarly, certain Other Clients can be expected to invest in securities of publicly traded companies that are actual or potential investments of the Fund or its obligors. The trading activities of those vehicles may differ from or be inconsistent with activities that are undertaken for the account of the Fund or its obligors in any such

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securities or related securities. In addition, the Fund may not pursue an investment in a portfolio company otherwise within the investment strategy of the Fund as a result of such trading activities by Other Clients.

Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that the Adviser, Blackstone Credit & Insurance and Blackstone provide investment management, advisory and sub-advisory services to the Fund and Other Clients.

The respective investment programs of the Fund and the Other Clients may or may not be substantially similar. Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same as or similar to those of the Fund. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Adviser in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. In addition, certain investment opportunities that fall within the Fund’s investment objectives or strategy may be allocated in whole or in part (a) to Blackstone or Blackstone Credit & Insurance itself, such as strategic investments made by Blackstone or Blackstone Credit & Insurance itself (whether in financial institutions or otherwise), or (b) to Other Clients, such as Other Clients that have investment objectives or guidelines similar to or overlapping, in whole or in part, with the Fund to some extent, or pursue similar returns as the Fund but have a different investment strategy or objective.

Allocation Methodology Considerations

Blackstone Credit & Insurance will share any investment and sale opportunities with such Other Clients and the Fund in accordance with the Advisers Act, and Firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size.

Notwithstanding the foregoing, Blackstone Credit & Insurance may also consider the following factors in making any allocation determinations (which determinations shall be on a basis that Blackstone Credit & Insurance believes in good faith to be fair and reasonable), and such factors may result in a different allocation of investment and/or sale opportunities:

(i) the risk-return and target return profile of the proposed investment relative to the Fund’s and the Other Clients’ current risk profiles;

(ii) the Fund’s and/or the Other Clients’ investment guidelines, restrictions, terms, objectives, parameters, limitations and other contractual provisions, including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios’ overall holdings;

(iii) the need to re-size risk in the Fund’s or the Other Clients’ portfolios (including the potential for the proposed investment to create an industry, sector or issuer imbalance in the Fund’s and Other Clients’ portfolios, as applicable) and taking into account any existing non-pro rata investment positions in the portfolio of the Fund and Other Clients;

(iv) liquidity considerations of the Fund and the Other Clients, including during a ramp-up or wind-down of one or more of the Fund or such Other Clients, proximity to the end of the Fund’s or Other Clients’ specified term or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash;

(v) legal, tax, accounting, political, national security and other consequences;

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(vi) regulatory or contractual restrictions or consequences (including, without limitation, requirements under the 1940 Act and any related rules, orders, guidance or other authority applicable to the Fund or Other Blackstone Credit & Insurance Clients);

(vii) avoiding a de minimis or odd lot allocation;

(viii) availability and degree of leverage and any requirements or other terms of any existing leverage facilities;

(ix) the Fund’s or Other Clients’ investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, industry or business sector;

(x) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Fund or such Other Clients;

(xi) the management of any actual or potential conflict of interest;

(xii) with respect to investments that are made available to Blackstone Credit & Insurance by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts), the absence of such relationships which may not be available to the Fund and all Other Clients;

(xiii) available capital of the Fund and the Other Clients,

(xiv) primary and permitted investment strategies, guidelines, liquidity positions and requirements, and objectives of the Fund and the Other Clients, including, without limitation, with respect to Other Clients that expect to invest in or alongside other funds or across asset classes based on expected return (such as certain managed accounts with similar investment strategies and objectives),

(xv) sourcing of the investment,

(xvi) the specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment,

(xvii) expected investment return,

(xviii) expected cash characteristics (such as cash-on-cash yield, distribution rates or volatility of cash flows),

(xix) capital expenditure required as part of the investment,

(xx) portfolio diversification and concentration concerns (including, but not limited to, whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question),

(xxi) relation to existing investments in a fund, if applicable (e.g., “follow on” to existing investment, joint venture or other partner to existing investment, or same security as existing investment),

(xxii) timing expected to be necessary to execute an investment,

(xxiii) whether Blackstone Credit & Insurance believes that allocating investment opportunities to an investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits (including strategic, sourcing or similar benefits) to the Fund, Other Clients and/or Blackstone and

(xxiv) any other considerations deemed relevant by Blackstone Credit & Insurance in good faith.

Blackstone Credit & Insurance shall not have any obligation to present any investment opportunity (or portion of any investment opportunity) to the Fund if Blackstone Credit & Insurance determines in good faith that such opportunity (or portion thereof) should not be presented to the Fund for any one or a combination of the reasons specified above, or if Blackstone Credit & Insurance is otherwise restricted from presenting such investment opportunity to the Fund.

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In addition, Blackstone Credit & Insurance has received an exemptive order from the SEC that permits certain existing and future funds regulated under the 1940 Act (each, a “Regulated Fund”) that are Other Blackstone Credit & Insurance Clients, among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit & Insurance, and certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates, including the Fund and Other Blackstone Credit & Insurance Clients, subject to certain terms and conditions. For so long as any privately negotiated investment opportunity falls within certain established investment criteria of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). In the event that the aggregate targeted investment sizes of the Fund, such Other Blackstone Credit & Insurance Clients and such Regulated Fund(s) that are allocated an investment opportunity exceed the amount of such investment opportunity, allocation of such investment opportunity to each of the Fund, such Other Blackstone Credit & Insurance Clients and Regulated Fund(s) will be reduced proportionately based on their respective “available capital” as defined in the exemptive order, which may result in allocation to the Fund in an amount less than what it would otherwise have been if such Regulated Fund(s) did not participate in such investment opportunity. The exemptive order also restricts the ability of the Fund (or any such Other Blackstone Credit & Insurance fund) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms, as described in the exemptive order. As a result, the Fund may be unable to make investments in different parts of the capital structure of the same issuer in which a Regulated Fund has invested or seeks to invest, and Regulated Funds may be unable to make investments in different parts of the capital structure of the same issuer in which the Fund has invested or seeks to invest. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change, and Blackstone Credit & Insurance could undertake to amend the exemptive order (subject to SEC approval), obtain additional exemptive relief, or otherwise be subject to other requirements in respect of co-investments involving the Fund, any Other Blackstone Credit & Insurance Client and any Regulated Funds, any of which may impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made to the Fund.

Moreover, with respect to Blackstone Credit & Insurance’s ability to allocate investment opportunities, including where such opportunities are within the common objectives and guidelines of the Fund and one or more Other Clients (which allocations are to be made on a basis that Blackstone Credit & Insurance believes in good faith to be fair and reasonable), Blackstone Credit & Insurance and Blackstone have established general guidelines and policies, which it can be expected to update from time to time, for determining how such allocations are to be made, which, among other things, set forth principles regarding what constitutes “debt” or “debt-like” investments, criteria for defining “control-oriented equity” or “infrastructure” investments, guidance regarding allocation for certain types of investments (e.g., distressed energy) and other matters. In addition, certain Other Clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements. The application of those guidelines and conditions may result in the Fund or Other Clients not participating (and/or not participating to the same extent) in certain investment opportunities in which they would have otherwise participated had the related allocations been determined without regard to such guidelines and conditions and based only on the circumstances of those particular investments. Additionally, investment opportunities sourced by Blackstone Credit & Insurance will be allocated in accordance with Blackstone’s and Blackstone Credit & Insurance’s allocation policies, which may provide that investment opportunities will be allocated in whole or in part to other business units of the Firm on a basis that Blackstone and Blackstone Credit & Insurance believe in good faith to be fair and reasonable, based on various factors, including the involvement of the respective teams from Blackstone Credit & Insurance and such other business units. It should also be noted that investment opportunities sourced by business units of the Firm other than Blackstone Credit & Insurance will be allocated in accordance with such business units’ allocation policies, which will result in such investment opportunities being allocated, in whole or in part, away from Blackstone Credit & Insurance, the Fund and Other Blackstone Credit & Insurance Clients.

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When Blackstone Credit & Insurance determines not to pursue some or all of an investment opportunity for the Fund that would otherwise be within the Fund’s objectives and strategies, and Blackstone or Blackstone Credit & Insurance provides the opportunity or offers the opportunity to Other Clients, (or other parties, including issuers, portfolio companies or limited partners of Other Clients, joint venture partners, related parties or other third parties), Blackstone or Blackstone Credit & Insurance, including their personnel (including Blackstone Credit & Insurance personnel), will, in certain circumstances, receive compensation from the Other Clients and/or such other parties, whether or not in respect of a particular investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Fund to Blackstone Credit & Insurance. As a result, Blackstone Credit & Insurance (including Blackstone Credit & Insurance personnel who receive such compensation) could be incentivized to allocate investment opportunities away from the Fund to or source investment opportunities for Other Clients and/or such other parties. In addition, in some cases Blackstone or Blackstone Credit & Insurance can be expected to earn greater fees when Other Clients participate alongside or instead of the Fund in an Investment.

Blackstone Credit & Insurance makes good faith determinations for allocation decisions based on expectations that will, in certain circumstances, prove inaccurate. Information unavailable to Blackstone Credit & Insurance, or circumstances not foreseen by Blackstone Credit & Insurance at the time of allocation, will, in certain circumstances, cause an investment opportunity to yield a different return than expected. Conversely, an investment that Blackstone Credit & Insurance expects to be consistent with the Fund’s objectives may fail to achieve them.

The Adviser may, but will be under no obligation to, provide co-investment opportunities relating to investments made by the Fund to common shareholders, Other Clients, and investors of such Other Clients, subject to the Fund’s exemptive relief and the 1940 Act. Such co-investment opportunities may be offered to such parties in the Adviser’s discretion, subject to the Fund’s exemptive relief. From time to time, Blackstone Credit & Insurance may form one or more funds or accounts to co-invest in transactions with the Fund (or transactions alongside any of the Fund and one or more Other Clients). Furthermore, for the avoidance of doubt, to the extent that the Fund has received its target amount in respect of an investment opportunity, any remaining portion of such investment opportunity initially allocated to the Fund may be allocated to Other Clients or to co-investors in Blackstone Credit & Insurance’s discretion pursuant to the Fund’s exemptive relief.

Orders may be combined for the Fund and all other participating Other Clients, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis that Blackstone Credit & Insurance or its affiliates consider equitable.

There may be circumstances, including in the case where there is a seller who is seeking to dispose of a pool or combination of assets, properties, securities or instruments, where the Fund and Other Clients participate, subject to applicable law, in a single or related transactions with a particular seller where certain of such assets, properties, securities or instruments are specifically allocated (in whole or in part) to any of the Fund and such Other Clients. The allocation of such specific items generally would be based on the Adviser’s determination of, among other things, the expected returns for such items, and in any such case the combined purchase price paid to a seller would be allocated among the multiple assets, properties, securities or instruments based on a determination by the seller, by a third-party valuation firm and/or by the Adviser and its affiliates. Additionally, it can be expected that the Firm will, from time to time, enter into arrangements or strategic relationships with third parties, including other asset managers, financial firms or other businesses or companies, that, among other things, provide for referral, sourcing or sharing of investment opportunities. Blackstone or Blackstone Credit & Insurance may, in certain circumstances, pay management fees and performance-based compensation in connection with such arrangements. Blackstone or Blackstone Credit & Insurance may also provide for or receive reimbursement of certain expenses incurred or received in connection with these arrangements, including diligence expenses and general overhead, administrative, deal sourcing and related corporate expenses. The amount of such reimbursements may relate to allocations of co-investment opportunities and increase if certain

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co-investment allocations are not made. While it is possible that the Fund will, along with the Firm itself, benefit from the existence of those arrangements and/or relationships, it is also possible that investment opportunities that would otherwise be presented to or made by the Fund would instead be referred (in whole or in part) to such third party, or, as indicated above, to other third parties, either as a contractual obligation or otherwise, resulting in fewer opportunities (or reduced allocations) being made available to the Fund and/or common shareholders. This means that co-investment opportunities that are sourced by the Fund may be allocated to investors that are not common shareholders. For example, a firm with which the Firm has entered into a strategic relationship may be afforded with “first-call” rights on a particular category of investment opportunities, although there is not expected to be substantial overlap in the investment strategies and/or objectives between the Fund and any such firm.

Certain Investments Inside the Fund’s Strategy that are not Pursued by the Fund. Under certain circumstances, Blackstone or Blackstone Credit & Insurance can be expected to determine not to pursue some or all of an investment opportunity within the Fund’s strategy, including without limitation, as a result of business, reputational or other reasons applicable to the Fund, Other Clients, their respective obligors or portfolio companies or Blackstone. In addition, Blackstone Credit & Insurance will, in certain circumstances, determine that the Fund should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because the Fund has already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by Blackstone Credit & Insurance in its sole discretion, or the investment is not appropriate for the Fund for other reasons as determined by Blackstone Credit & Insurance in its sole discretion. In any such case Blackstone or Blackstone Credit & Insurance could, thereafter, offer such opportunity to other parties, including Other Clients or portfolio companies or limited partners or common shareholders of the Fund or Other Clients, joint venture partners, related parties or third parties. Any such Other Clients may be advised by a different Blackstone or Blackstone Credit & Insurance business group with a different investment committee, which could determine an investment opportunity to be more attractive than Blackstone Credit & Insurance believes to be the case. In any event, there can be no assurance that Blackstone Credit & Insurance’s assessment will prove correct or that the performance of any investments actually pursued by the Fund will be comparable to any investment opportunities that are not pursued by the Fund. Blackstone and Blackstone Credit & Insurance, including their personnel, may receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Fund to Blackstone Credit & Insurance. In some cases, Blackstone or Blackstone Credit & Insurance earns greater fees when Other Clients participate alongside or instead of the Fund in an Investment.

Cross Transactions. Situations may arise where certain assets held by the Fund may be transferred to Other Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Adviser’s contractual obligations to the Fund and applicable law, including the 1940 Act and in accordance with the practices set out in “Other Conflicts” herein.

Fund Co-Investment Opportunities. As a registered investment company under the 1940 Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act and any applicable co-investment order issued by the SEC, the Fund may co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for the Fund and one or more of such Other Clients. Even if the Fund and any such Other Clients and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

The Fund has received an exemptive order from the SEC that permits it, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Such order may restrict the Fund’s

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ability to enter into follow-on investments or other transactions. Pursuant to such order, the Fund may co-invest in a negotiated deal with certain affiliates of the Adviser or certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. The Fund may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the 1940 Act.

Investments in Portfolio Companies Alongside Other Clients. From time to time, the Fund will co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for both the Fund and such Other Clients, as permitted by applicable law and/or any applicable SEC-granted order. Even if the Fund and any such Other Clients invest in the same securities or loans, conflicts of interest may still arise. For example, it is possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Fund and such other funds and vehicles may not be the same. Additionally, the Fund and such Other Clients and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and Blackstone Credit & Insurance, as a result, may have conflicting goals with respect to the price and timing of disposition opportunities. Such Other Clients may also have certain governance rights for legal, regulatory or other reasons that the Fund will not have. As such, subject to applicable law and any applicable order issued by the SEC, the Fund and/or such Other Clients may dispose of any such shared investment at different times and on different terms.

Debt Financings in connection with Acquisitions and Dispositions. The Fund may, from time to time, provide financing as part of a third party purchaser’s bid for, or acquisition of, a portfolio entity or the underlying assets thereof owned by one or more Other Clients. This generally would include the circumstance where the Fund is making commitments to provide financing at or prior to the time such third party purchaser commits to purchase such investments or assets from one or more Other Clients. The Fund may also make investments and provide debt financing with respect to obligors in which Other Clients and/or affiliates hold or propose to acquire an interest, including when such investments or debt financing would result in the repayment of an Other Client’s existing investment. While the terms and conditions of any such arrangements will generally be at arm’s length and negotiated on a case by case basis, the involvement of the Fund and/or such Other Clients or affiliates may affect the terms of such transactions or arrangements and/or may otherwise influence the applicable management company’s decisions with respect to the management of the Fund and/or such Other Clients or the relevant portfolio company, as applicable, which may give rise to potential or actual conflicts of interest and which could adversely impact the Fund.

Firm Involvement in Financing of Third Party Dispositions by the Fund. The Fund may from time to time dispose of all or a portion of an investment by way of accepting a third-party purchaser’s bid where the Firm or one or more Other Clients is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This generally would include the circumstance where the Firm or one or more Other Clients is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from the Fund. Such involvement of the Firm or one or more Other Clients as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from the Fund may give rise to potential or actual conflicts of interest.

Material, Non-Public Information. Blackstone Credit & Insurance will come into possession of confidential information with respect to an Issuer and other actual or prospective portfolio companies. Blackstone Credit & Insurance can be restricted from buying, originating or selling securities, loans, or derivatives on behalf of the Fund until such time as the information becomes public or is no longer deemed material such that it would preclude the Fund from participating in an investment. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Fund will be on a need-to-know basis only, and the Fund may not be free to act upon any such information. Therefore, the Fund may not have access to confidential information in the possession of Blackstone Credit & Insurance that might be relevant to an investment decision to be made for the Fund. In addition, Blackstone Credit & Insurance, in an effort to avoid buying or selling

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restrictions on behalf of the Fund or Other Clients, can choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Fund, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Fund.

In addition, affiliates of Blackstone Credit & Insurance within Blackstone may come into possession of confidential information with respect to an issuer. Blackstone Credit & Insurance may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Fund if the Firm deemed such restriction appropriate. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Fund will be on a need-to-know basis only, and the Fund may not be free to act upon any such information. Therefore, the Fund may not have access to confidential information in the possession of the Firm that might be relevant to an investment decision to be made by the Fund. Accordingly, the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold.

Break-up and other Similar Fees. Break-up or topping fees with respect to the Fund’s investments can be paid to Blackstone Credit & Insurance. Alternatively, the Fund could receive the break-up or topping fees directly. Break-up or topping fees paid to Blackstone Credit & Insurance or the Fund in connection with a transaction could be allocated, or not, to Other Clients or co-investment vehicles that invest (or are expected to invest) alongside the Fund, as determined by Blackstone Credit & Insurance to be appropriate in the circumstances. Generally, Blackstone Credit & Insurance would not allocate break-up or topping fees with respect to a potential investment to the Fund, an Other Client or co-investment vehicle unless such person would also share in broken deal expenses related to the potential investment. In the case of fees for services as a director of a portfolio company, the management fee will not be reduced to the extent any Firm personnel continues to serve as a director after the Fund has exited (or is in the process of exiting) the applicable portfolio company and/or following the termination of such employee’s employment with the Firm. For the avoidance of doubt, although the financial advisory and restructuring business of Blackstone has been spun out, to the extent any investment banking fees, consulting (including management consulting) fees, syndication fees, capital markets syndication and advisory fees (including underwriting fees), origination fees, servicing fees, healthcare consulting / brokerage fees, fees relating to group purchasing, financial advisory fees and similar fees for arranging acquisitions and other major financial restructurings, loan servicing and/or other types of insurance fees, operations fees, financing fees, fees for asset services, title insurance fees, data management and services fees or payments and other similar fees and annual retainers (whether in cash or in kind) are received by Blackstone, such fees will not be required to be shared with the Fund or the common shareholders and will not reduce the management fee payable by the Fund.

Broken Deal Expenses. Any expenses that may be incurred by the Fund for actual investments as described herein may also be incurred by the Fund with respect to broken deals (i.e., investments that are not consummated). Blackstone Credit & Insurance is not required to and in most circumstances will not seek reimbursement of broken deal expenses (i.e., expenses incurred in pursuit of an investment that is not consummated) from third parties, including counterparties to the potential transaction or potential co-investors. Examples of such broken deal expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, travel and entertainment expenses incurred, costs of negotiating co-investment documentation, and legal, accounting, tax, printing expenses, other due diligence and pursuit costs and expenses and broken deal expenses associated with services provided by portfolio companies. Any such broken deal expenses could, in the sole discretion of Blackstone Credit & Insurance, be allocated solely to the Fund and not to Other Clients or co-investment vehicles that could have made the investment, even when the Other Client or co-investment vehicle commonly invests alongside the Fund in its investments or the Firm or Other Clients in their investments. In such cases, the Fund’s shares of expenses would increase. In the event broken deal expenses are allocated to an Other Client or a co-investment vehicle, Blackstone Credit & Insurance will, in certain circumstances, advance such fees and expenses without charging interest until paid by the Other Client or co-investment vehicle, as applicable.

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Other Firm Business Activities. The Firm, Other Clients, their obligors/portfolio companies, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, for products and services provided to the Fund and its obligors, such as fees for asset management (including, without limitation, management fees and carried interest/incentive arrangements), development and property management; portfolio operations support (such as those provided by Blackstone’s Portfolio Operations Group); arranging, underwriting (including, without limitation, evaluation regarding value creation opportunities and ESG risk mitigation); syndication or refinancing of a loan or investment (or other additional fees, including acquisition fees, loan modification or other restructuring fees); servicing; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; advisory services; investment banking and capital markets services; treasury and valuation services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services; insurance procurement; brokerage solutions and risk management services; data extraction and management products and services; fees for monitoring and oversight of loans or title insurance provided to portfolio companies or third parties; and other products and services (including but not limited to restructuring, consulting, monitoring, commitment, syndication, origination, organization and financing, and divestment services). For example, the Firm or Other Client may, directly or indirectly through a portfolio entity, from time to time acquire loans or other assets and/or Other Clients, and may receive syndication or other fees in connection therewith. Such parties will also provide products and services for fees to the Firm, Other Clients and their obligors/portfolio companies, and their personnel and related parties, as applicable, as well as third parties. Further, such parties could provide products and services for fees to the Fund, Other Clients and their obligors/portfolio companies in circumstances where third-party service providers are concurrently providing similar services to the Fund, Other Clients and their obligors/portfolio companies. Through its Innovations group, Blackstone incubates (or otherwise invests in) businesses that are expected to be introduced to, and therefore frequently provide goods and services to, the Fund (subject to the requirements of the 1940 Act and applicable guidance) and Other Clients and their obligors/portfolio companies, as well as other Firm-related parties and third parties. By contracting for a product or service from a business related to the Firm, the Fund and its obligors would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with the Fund or common shareholders and could benefit the Firm directly and indirectly. Also, the Firm, Other Clients and their obligors/portfolio companies, and their personnel and related parties may receive compensation or other benefits, such as through additional ownership interests or otherwise, directly related to the consumption of products and services by the Fund and its obligors. The Fund and its obligors will incur expense in negotiating for any such fees and services, which will be treated as Fund Expenses. In addition, the Firm may receive fees associated with capital invested by co-investors relating to investments in which the Fund participates or otherwise, in connection with a joint venture in which the Fund participates (subject to the 1940 Act) or otherwise with respect to assets or other interests retained by a seller or other commercial counterparty with respect to which the Firm performs services. Finally, the Firm and its personnel and related parties may also receive compensation in connection with origination activities, referrals and other related activities of such business incubated by the Blackstone Innovations group, and unconsummated transactions.

Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could continue to receive fees, including performance-based or incentive fees, for the services described in the preceding paragraphs with respect to investments sold by the Fund or a portfolio company to a third party buyer after the sale is consummated. Such post-disposition involvement will give rise to potential or actual conflicts of interest, particularly in the sale process. Moreover, Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties may acquire a stake in the relevant asset as part of the overall service relationship, at the time of the sale or thereafter.

Blackstone Credit & Insurance does not have any obligation to ensure that fees for products and services contracted by the Fund or its obligors are at market rates unless the counterparty is considered an affiliate of the Firm and given the breadth of the Firm’s investments and activities Blackstone Credit & Insurance may not be aware of every commercial arrangement between the Fund and its obligors, on the one hand, and the Firm, Other Clients and their obligors/portfolio companies, and personnel and related parties of the foregoing, on the other hand.

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Except as set forth above, the Fund and common shareholders will not receive the benefit (e.g., through a reduction to the management fee or otherwise) of any fees or other compensation or benefit received by Blackstone Credit & Insurance, its affiliates or their personnel and related parties. (See also “—Service Providers, Vendors and Other Counterparties Generally” and “—Other Firm Business Activities.”)

Securities and Lending Activities. Blackstone, its affiliates and their related parties and personnel will from time to time participate in underwriting or lending syndicates with respect to current or potential portfolio companies, or may otherwise act as arrangers of financing, including with respect to the public offering and/or private placement of debt or equity securities issued by, or loan proceeds borrowed by the Fund and its obligors, or otherwise in arranging financing (including loans) for such obligors or advise on such transactions. Such underwritings, financings or engagements may be on a firm commitment basis or may be on an uncommitted “best efforts” basis, and the underwriting or financing parties are under no duty to provide any commitment unless specifically set forth in the relevant contract. Blackstone can also be expected to provide, either alone or alongside third parties performing similar services, placement, financial advisory or other similar services to purchasers or sellers of securities (including in connection with primary offerings, secondary transactions and/or transactions involving special purpose acquisition companies), including loans or instruments issued by portfolio companies. There may also be circumstances in which the Fund commits to purchase any portion of such issuance from the portfolio company that a Blackstone broker-dealer intends to syndicate to third parties. As a result thereof, subject to the limitations of the 1940 Act, Blackstone may receive commissions or other compensation, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. In certain cases, subject to the limitations of the 1940 Act, a Blackstone broker-dealer will, from time to time, act as the managing underwriter, or a member of the underwriting syndicate or broker for the Fund or its obligors, or as dealer, broker or advisor to a counterparty to the Fund or a portfolio company, and purchase securities from or sell securities to the Fund, Other Clients or obligors/portfolio companies of the Fund or Other Clients or advise on such transactions. Blackstone will also from time to time, on behalf of the Fund or other parties to a transaction involving the Fund or its obligors, effect transactions, including transactions in the secondary markets that result in commissions or other compensation paid to Blackstone by the Fund or its obligors or the counterparty to the transaction, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. Subject to applicable law, Blackstone will from time to time receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing fees, capital markets fees, advisory fees (including capital markets advisory fees), lending arrangement fees, asset/property management fees, insurance (including title insurance) fees and consulting fees, monitoring fees, commitment fees, syndication fees, origination fees, organizational fees, operational fees, loan servicing fees, and financing and divestment fees (or, in each case, rebates in lieu of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone, an Other Client or its portfolio companies are purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with the Fund. In addition, the management fee with respect to the Fund generally will not be reduced by such amounts. Therefore, Blackstone will from time to time have a potential conflict of interest regarding the Fund and the other parties to those transactions to the extent it receives commissions, discounts or other compensation from such other parties. The Board, in its sole discretion, will approve any transactions, subject to the limitations of the 1940 Act, in which a Blackstone broker-dealer acts as an underwriter, as broker for the Fund, or as dealer, broker or advisor, on the other side of a transaction with the Fund only where the Board believes that such transactions are appropriate for the Fund and, by investing in Common Shares, a common shareholder consents to all such transactions, along with the other transactions involving conflicts of interest described herein, to the fullest extent permitted by law.

Sales of loans or securities for the account of the Fund and its portfolio companies will from time to time be bunched or aggregated with orders for other accounts of the Firm including Other Clients. It could be impossible, as determined by Blackstone Credit & Insurance in its sole discretion, to receive the same price or execution on the entire volume of securities sold, and the various prices will, in certain circumstances, therefore be averaged which may be disadvantageous to the Fund.

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When Blackstone serves as underwriter with respect to securities of the Fund or its obligors, the Fund and such obligors could from time to time be subject to a “lock-up” period following the offering under applicable regulations during which time the Fund or portfolio company would be unable to sell any securities subject to the “lock-up.” This may prejudice the ability of the Fund and its obligors to dispose of such securities at an opportune time. In addition, Blackstone Capital Markets may serve as underwriter in connection with the sale of securities by the Fund or its obligors. Conflicts may arise because such engagement would result in Blackstone Capital Markets receiving selling commissions or other compensation in connection with such sale. (See also “—Obligor/Portfolio Company Relationships Generally” below.)

Blackstone and Blackstone Credit & Insurance employees are generally permitted to invest in alternative investment funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Fund. The Fund will not receive any benefit from any such investments.

PJT Partners Inc. On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill fund placement businesses and combined these businesses with PJT Partners Inc. (“PJT”), an independent financial advisory firm founded by Paul J. Taubman. While the combined business operates independently from Blackstone and is not an affiliate thereof, it is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest will arise in connection with transactions between or involving the Fund and its obligors, on the one hand, and PJT, on the other. The pre-existing relationship between Blackstone and its former personnel involved in financial and strategic advisory services at PJT, the overlapping ownership and co-investment and other continuing arrangements between PJT and Blackstone may influence Blackstone Credit & Insurance to select or recommend PJT to perform services for the Fund or its obligors, the cost of which will generally be borne directly or indirectly by the Fund. Given that PJT is no longer an affiliate of Blackstone, Blackstone Credit & Insurance and its affiliates will be free to cause the Fund and portfolio companies to transact with PJT generally without restriction under the applicable governing documents, notwithstanding the relationship between Blackstone and PJT.

Obligor/Portfolio Company Relationships Generally. The Fund’s obligors are expected to be counterparties to or participants in agreements, transactions or other arrangements with portfolio companies of Other Clients or other Blackstone affiliates for the provision of goods and services, purchase and sale of assets and other matters. Although the Firm may determine that such agreements, transactions or other arrangements are consistent with the requirements of such Other Clients’ offering and/or governing agreements, such agreements, transactions or other arrangements may not have otherwise been entered into but for the affiliation with Blackstone Credit & Insurance and/or Blackstone. These agreements, transactions or other agreements involve fees, commissions, servicing payments and/or discounts to Blackstone Credit & Insurance, any Blackstone affiliate (including personnel) or a portfolio company, none of which reduce the management fee payable by the Fund. For example, the Firm may cause, or offer the opportunity to, portfolio companies to enter into agreements regarding group procurement (such as the group purchasing organization), benefits management, purchase of title and/or other insurance policies (which may be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that may result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio company. Such agreements, transactions or other arrangements may be entered into without the consent or direct involvement of the Fund and/or such Other Client or the consent of the Board and/or the common shareholders of the Fund or such Other Client (including, without limitation, in the case of minority and/or non-controlling investments by the Fund in such portfolio companies or the sale of assets from one portfolio company to another) and/or such Other Client. In any such case, the Fund may not be involved in the negotiation process, and there can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to the Fund as otherwise would be the case if the counterparty were not related to the Firm.

In addition, it is possible that certain portfolio companies of Other Clients or companies in which Other Clients have an interest will compete with the Fund for one or more investment opportunities and/or engage in

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activities that may have adverse consequences on the Fund and/or its obligors. As an example of the latter, the laws and regulations of certain jurisdictions (e.g., bankruptcy, environmental, consumer protection and/or labor laws) may not recognize the segregation of assets and liabilities as between separate entities and may permit recourse against the assets of not just the entity that has incurred the liabilities, but also the other entities that are under common control with, or part of the same economic group as, such entity. In such circumstances, the assets of the Fund and/or its obligors may be used to satisfy the obligations or liabilities of one or more Other Clients, their portfolio companies and/or affiliates.

In addition, Blackstone and affiliates of Blackstone may also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors that fall within the Fund’s investment strategy, which may compete with the Fund for investment opportunities (it being understood that such arrangements may give rise to conflicts of interest that may not necessarily be resolved in favor of the Fund).

Certain portfolio companies may have established or invested in, or may in the future establish or invest in, vehicles that are managed exclusively by the portfolio company (and not the Fund or the Firm or any of its affiliates) and that invest in asset classes or industry sectors (such as cyber security) that fall within the Fund’s investment strategy. Such vehicles, which may not be considered affiliates of the Firm and would not be subject to the Firm’s policies and procedures, may compete with the Fund for investment opportunities. Portfolio companies and affiliates of the Firm may also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that may compete with the Fund for investment opportunities (it being understood that such arrangements may give rise to conflicts of interest that may not necessarily be resolved in favor of the Fund). Portfolio companies and affiliates of the Firm may also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that may compete with the Fund for investment opportunities (it being understood that such arrangements may give rise to conflicts of interest that may not necessarily be resolved in favor of the Fund). In addition, the Fund may hold non-controlling interests in certain portfolio companies and, as a result, such portfolio companies could engage in activities outside of the Fund’s control that may have adverse consequences on the Fund and/or its other obligors.

Blackstone has also entered into certain investment management arrangements whereby it provides investment management services for compensation to insurance companies including (i) FGL Holdings which was formerly known as Fidelity & Guaranty Life Insurance Company and was acquired by Fidelity National Financial Inc., and certain of its affiliates (“FGL”), (ii) Everlake Life Insurance Company and certain of its affiliates (“Everlake”) and (iii) certain subsidiaries of Corebridge Financial, Inc. (“Corebridge”), and (iv) certain subsidiaries of Resolution Life Group Holdings Ltd. (“Resolution Life”). As of the date of this report, Everlake is a portfolio entity of other Blackstone Clients which involve investments across a variety of asset classes (including investments that may otherwise be appropriate for the Fund) and Blackstone has acquired a 9.9% equity interest in the parent company of Corebridge. As a result, in addition to the compensation Blackstone receives for providing investment management services to insurance companies in which Blackstone or an Other Blackstone Client owns an interest, in certain instances Blackstone receives additional compensation in its capacity as an indirect owner of such insurance companies and/or other Blackstone Clients. In the future Blackstone will likely enter into similar arrangements with other portfolio companies of the Fund, other Blackstone Clients or other insurance companies. Such arrangements may reduce the allocations of investments to the Fund, and Blackstone may be incentivized to allocate investments away from the Fund to the counterparties to such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to Blackstone relative to the terms of the Fund.

Further, obligors with respect to which the Fund may elect members of the board of directors or managing member could, as a result, subject the Fund and/or such directors or managing member to fiduciary obligations to make decisions that they believe to be in the best interests of any such portfolio company. Although in most cases the interests of the Fund and any such portfolio company will be aligned, this may not always be the case. This may create conflicts of interest between the relevant director’s or managing member’s obligations to any

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such portfolio company and its stakeholders, on the one hand, and the interests of the Fund, on the other hand. Although Blackstone Credit & Insurance will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Fund.

Obligor/Portfolio Company Service Providers and Vendors. Subject to applicable law, the Fund, Other Clients, obligors/portfolio companies of each of the foregoing and Blackstone Credit & Insurance can be expected to engage obligors/portfolio companies of the Fund and Other Clients to provide some or all of the following services: (a) corporate support services (including, without limitation, accounts payable, accounts receivable, accounting/audit (including valuation support services), account management, insurance, procurement, placement, brokerage, consulting, cash management, corporate secretarial services, domiciliation, data management, directorship services, finance/budget, human resources, information technology/systems support, internal compliance, know-your-client reviews and refreshes, judicial processes, legal, environmental due diligence support (e.g., review of property condition reports), operational coordination (i.e., coordination with JV partners, property managers), risk management, reporting, such as tax reporting, debt reporting or other), tax and treasury, tax analysis and compliance (e.g., CIT and VAT compliance), transfer pricing and internal risk control, treasury and valuation services); (b) loan services (including, without limitation, monitoring, restructuring and work-out of performing, sub-performing and nonperforming loans, administrative services, and cash management); (c) management services (i.e., management by a portfolio company, Blackstone affiliate or third party (e.g., a third-party manager) of operational services); (d) operational services (i.e., general management of day-to-day operations); (e) risk management (tax and treasury); (f) insurance procurement, placement, brokerage and consulting services; and (g) other services. Similarly, Blackstone Credit & Insurance, Other Clients and their portfolio companies can be expected to engage obligors of the Fund to provide some or all of these services. Some of the services performed by portfolio company service providers could also be performed by Blackstone Credit & Insurance from time to time and vice versa. Fees paid by the Fund or its obligors to the other portfolio company service providers do not reduce the management fee payable by the Fund and are not otherwise shared with the Fund. Portfolio company service providers described in this section are generally owned and controlled by one or more Other Clients. In certain instances, a similar company could be owned and controlled by Blackstone directly.

Obligors/portfolio companies of the Fund and Other Clients some of which can be expected to provide services to the Fund and its obligors include, without limitation, the following, and may include additional obligors that may be formed or acquired in the future:

BTIG. BTIG, LLC (“BTIG”) is a global financial services firm in which certain Blackstone entities own a strategic minority investment. BTIG provides institutional trading, investment banking, research and related brokerage services and may provide goods and services for the Fund or its obligors.

Optiv. Optiv Security, Inc. is a portfolio company held by certain Blackstone private equity funds that provides a full slate of information security services and solutions and may provide goods and services for the Fund and its obligors.

PSAV. PSAV, Inc. is a portfolio company held by certain Blackstone private equity funds that provides outsourced audiovisual services and event production and may provide goods and services for the Fund and its obligors.

Refinitiv. On October 1, 2018, a consortium led by Blackstone announced that private equity funds managed by Blackstone had completed an acquisition of Thomson Reuters’ Financial & Risk business (“Refinitiv”). On January 29, 2021, Refinitiv was sold to London Stock Exchange Group (“LSEG”), with Blackstone private equity funds receiving a minority stake in LSEG. Refinitiv operates a pricing service that provides valuation services and provides goods and services for the Fund and its obligors.

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Kryalos. Blackstone through one or more Other Clients has made a minority investment in Kryalos Investments S.r.l. (“Kryalos”), an operating partner in certain real estate investments made by Other Clients. Kryalos may perform services for the Fund and its portfolio companies.

Peridot Financial Services (“Peridot”) and Global Supply Chain Finance (“GSCF”). Blackstone through one or more of its funds has made majority investments into Peridot and GSCF, which provide supply chain financing and accounts receivable services globally.

RE Tech Advisors (“RE Tech”). Blackstone through one or more of its funds has made a majority investment in RE Tech, an energy audit/consulting firm that identifies and implements energy efficiency programs, calculates return on investment and tracks performance post-completion. RE Tech is expected to perform services for the Fund, its obligors/portfolio companies and Other Clients.

Therma Holdings. Therma Holdings LLC is a portfolio company held by certain Blackstone private equity funds that provides carbon reduction and energy management services and may provide goods and services for the Fund and its obligors/portfolio companies.

Revantage. Revantage is a portfolio entity of certain Blackstone Clients that provides corporate support services, including, without limitation, accounting, legal, tax, treasury, information technology and human resources and operational services and management services.

The Fund and its obligors will compensate one or more of these service providers and vendors owned by the Fund or Other Clients, including through incentive based compensation payable to their management teams and other related parties. The incentive based compensation paid with respect to a portfolio company or asset of the Fund or Other Clients will vary from the incentive based compensation paid with respect to other portfolio companies and assets of the Fund and Other Clients; as a result the management team or other related parties can be expected to have greater incentives with respect to certain assets and portfolio companies relative to others, and the performance of certain assets and portfolio companies may provide incentives to retain management that also service other assets and portfolio companies. Some of these service providers and vendors owned or controlled by the Fund or Other Clients will charge the Fund and its obligors for goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates under “Firm Affiliated Service Providers” herein applies equally in respect of the fees and expenses of the portfolio company service providers, if charged at rates generally consistent with those available in the market. Other service providers and vendors owned and/or controlled by the Fund or Other Clients pass through expenses on a cost reimbursement, no-profit or break-even basis, in which case the service provider allocates costs and expenses directly associated with work performed for the benefit of the Fund and its obligors to them, along with any related tax costs and an allocation of the service provider’s overhead, including any of the following: salaries, wages, benefits and travel expenses; marketing and advertising fees and expenses; legal, accounting and other professional fees and disbursements; office space (including, without limitation, rent and refurbishment costs and office space) and equipment; insurance premiums; technology expenditures, including hardware and software costs; costs to engage recruitment firms to hire employees; diligence expenses; one-time costs, including costs related to building-out and winding-down a portfolio company; costs that are of a limited duration or non-recurring (such as start-up or technology build-up costs, one-time technology and systems implementation costs, employee on-boarding and severance payments, and readiness of initial public offering and other infrastructure costs); taxes; and other operating and capital expenditures. Any of the foregoing costs (including in prior periods, such as where any such costs are amortized over an extended period), although allocated in a particular period, will, in certain circumstances, relate to activities occurring outside the period, and further will, in certain circumstances, be of a general and administrative nature that is not specifically related to particular services, and therefore the Fund could pay more than its pro rata portion of fees for services. The allocation of overhead among the entities and assets to which services are provided can be expected to be based on any of a number of different methodologies, including, without limitation, “cost” basis as described above, “time-allocation” basis, “per unit” basis, “per square footage” basis or “fixed percentage” basis, and the

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particular methodology used to allocate such overhead among the entities and assets to which services are provided are expected to vary depending on the types of services provided and the applicable asset class involved, and could, in certain circumstances, change from one period to another. There can be no assurance that a different manner of allocation would result in the Fund and its obligors bearing less or more costs and expenses. In certain instances, particularly where such service providers and vendors are located in Europe or Asia, such service providers and vendors will charge the Fund and its portfolio companies for goods and services at cost plus a percentage of cost for transfer pricing or other tax, legal, regulatory, accounting or other reasons. The Firm is not expected to perform or obtain benchmarking analysis or third-party verification of expenses with respect to services provided on a cost reimbursement, no profit or break even basis. There can be no assurances that amounts charged by portfolio company service providers that are not controlled by the Fund or Other Clients will be consistent with market rates or that any benchmarking, verification or other analysis will be performed with respect to such charges. In addition, while it is expected that the Fund or Other Clients will engage in long-term or recurring contracts with the obligor service providers, Blackstone Credit & Insurance may not seek to benchmark or otherwise renegotiate the original fee arrangement for a significant period of time. If benchmarking is performed, the related expenses will be borne by the Fund, Other Clients and their respective obligors/portfolio companies and will not reduce the management fee. A portfolio company service provider will, in certain circumstances, subcontract certain of its responsibilities to other portfolio companies. In such circumstances, the relevant subcontractor could invoice the portfolio company for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio company, if charging on a cost reimbursement, no-profit or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above. Similarly, Other Clients, their portfolio companies and Blackstone Credit & Insurance can be expected to engage portfolio companies of the Fund to provide services, and these portfolio companies will generally charge for services in the same manner described above, but the Fund and its obligors generally will not be reimbursed for any costs (such as start-up costs) relating to such portfolio companies incurred prior to such engagement. Some of the services performed by these service providers could also be performed by Blackstone Credit & Insurance from time to time and vice versa. Fees paid by the Fund or its obligors to these service providers do not the offset or reduce the management fee payable to the Adviser.

Service Providers, Vendors and Other Counterparties Generally. Certain third party advisors and other service providers and vendors to the Fund and its obligors (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, title agents and investment or commercial banking firms) are owned by the Firm, the Fund or Other Clients or provide goods or services to, or have other business, personal, financial or other relationships with, the Firm, the Other Clients and their respective portfolio companies and affiliates and personnel. Such advisors and service providers referred to above may be investors in the Fund, affiliates of the Adviser, sources of financing and investment opportunities or co-investors or commercial counterparties or entities in which the Firm and/or Other Clients have an investment, and payments by the Fund and/or such entities may indirectly benefit the Firm, the Other Clients (including co-investment vehicles) and their respective portfolio companies or any affiliates or personnel. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to the Fund and its obligors could have other commercial or personal relationships with the Firm, Other Clients and their respective portfolio companies, or any affiliates, personnel or family members of personnel of the foregoing. Although the Firm selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally greater in the case of service providers and vendors that have other relationships to the Firm), the relationship of service providers and vendors to the Firm as described above will influence the Firm in deciding whether to select, recommend or form such an advisor or service provider to perform services for the Fund, subject to applicable law, or a portfolio company, the cost of which will generally be borne directly or indirectly by the Fund and can be expected to incentivize the Firm to engage such service provider over a third party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to pay such service providers and vendors higher fees or commissions, resulting in higher fees and expenses being borne by the Fund, than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in

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a service provider or vendor; the Firm can be expected to also have an incentive to invest in or create service providers and vendors to realize on these opportunities. Blackstone has an incentive to use third party services providers who do so as a result of the indirect benefit to Blackstone and additional business for the related service providers and vendors. Fees paid by the Fund or its portfolio companies to or value created in these service providers and vendors do not offset or reduce Fund Fees payable by the Shareholders and are not otherwise shared with the Fund. In the case of brokers, Blackstone has a best execution policy that it updates from time to time to comply with regulatory requirements in applicable jurisdictions.

The Firm has a practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to the Firm itself compared to those it enters into on behalf of the Fund and its obligors for the same services. However, legal fees for unconsummated transactions are often charged at a discounted rate, such that if the Fund and its obligors consummate a higher percentage of transactions with a particular law firm than the Firm, the Fund, Other Clients and their obligors/portfolio companies, shareholders could indirectly pay a higher net effective rate for the services of that law firm than the Firm, the Fund or Other Clients or their obligors/portfolio companies. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by the Fund and its obligors are different from those used by the Firm, Other Clients and their portfolio companies, and their affiliates and personnel, the Fund and its obligors can be expected to pay different amounts or rates than those paid by such other persons. Similarly, the Firm, the Fund, the Other Clients and their obligors/portfolio companies and affiliates can be expected to enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty will, in certain circumstances, charge lower rates (or no fee) or provide discounts or rebates for such counterparty’s products or services depending on the volume of transactions in the aggregate or other factors. (See also “Group Procurement; Discounts” herein.)

Subject to applicable law, the Fund, Other Clients and their obligors/portfolio companies are expected to enter into joint ventures with third parties to which the service providers and vendors described above will, in certain circumstances, provide services. In some of these cases, the third party joint venture partner may negotiate to not pay its pro rata share of fees, costs and expenses to be allocated as described above, in which case the Fund, Other Clients and their obligors/portfolio companies that also use the services of the portfolio company service provider will, directly or indirectly, pay the difference, or the portfolio company service provider will bear a loss equal to the difference.

The Firm may, from time to time, encourage service providers to funds and investments to use, generally at market rates and/or on arm’s length terms, the Firm-affiliated (and/or on the basis of best execution, if applicable), service providers in connection with the business of the Fund, obligors/portfolio companies, and unaffiliated entities. This practice provides an indirect benefit to the Firm in the form of added business for the Firm-affiliated service providers.

Certain obligors/portfolio companies that provide services to the Fund, Other Clients and/or obligors/portfolio companies or assets of the Fund and/or Other Clients may be transferred between and among the Fund and/or Other Clients (where the Fund may be a seller or a buyer in any such transfer) for minimal or no consideration (based on a third party valuation confirming the same). Such transfers may give rise to actual or potential conflicts of interest for Blackstone Credit & Insurance.

Firm Affiliated Service Providers. Certain of the Fund’s, the Firm’s and/or obligor/portfolio companies’ advisers and other service providers, or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, and investment or commercial banking firms) also provide goods or services to, or have business, personal, financial or other relationships with, the Firm, its affiliates and portfolio companies. Such advisers and service providers (or their affiliates) may be investors in the Fund, affiliates of the Firm,

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sources of investment opportunities, co-investors, commercial counterparties and/or portfolio companies in which the Firm and/or the Fund has an investment. Accordingly, payments to such entities may indirectly benefit the Fund and/or its affiliates, including the Firm and Other Clients. In addition to the service providers (including obligor/portfolio company service providers) and vendors described above, the Fund and its obligors/portfolio companies will engage in transactions with one or more businesses that are owned or controlled by the Firm directly, not through one of its funds, including the businesses described below. These businesses will, in certain circumstances, also enter into transactions with other counterparties of the Fund and its obligors/portfolio companies, as well as service providers and vendors. The Firm could benefit from these transactions and activities through current income and creation of enterprise value in these businesses. No fees charged by these service providers and vendors will reduce the management fees payable to the Adviser. Furthermore, the Firm, the Other Clients and their portfolio companies and their affiliates and related parties will use the services of these Firm affiliates, including at different rates. Although the Firm believes the services provided by its affiliates are equal or better than those of third parties, the Firm directly benefits from the engagement of these affiliates, and there is therefore an inherent conflict of interest such as those described above.

Because the Firm has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio companies may engage to provide underwriting and capital market advisory services, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. To the extent Blackstone determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser. Service providers affiliated with the Firm, which are generally expected to receive competitive market rate fees (as determined by the Adviser or its affiliates) with respect to certain Investments, include:

Aquicore. Aquicore is a cloud-based platform that tracks, analyzes and predicts key metrics in real estate, focused on the reduction of energy consumption. Blackstone holds a minority investment in Aquicore.

•

Equity Healthcare. Equity Healthcare LLC (“Equity Healthcare”) is a Blackstone affiliate that negotiates with providers of standard administrative services for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, which include unaffiliated third parties, Equity Healthcare is able to negotiate pricing terms that are believed to be more favorable than those that the portfolio companies could obtain for themselves on an individual basis. The fees received by Equity Healthcare in connection with services provided to investments will not reduce the management fee payable by the Fund.

•	Refinitiv. See “—Obligor/Portfolio Company Service Providers and Vendors.”

In addition, Blackstone has acquired a 9.9% equity interest in the parent company of American International Group Inc.’s life and retirement business. As a result, in addition to the compensation Blackstone receives for providing investment management services to insurance companies in which Blackstone or an Other Blackstone Client owns an interest, in certain instances Blackstone receives additional compensation in its capacity as an indirect owner of such insurance companies and/or Other Blackstone Clients. Such arrangements may reduce the allocations of investments to the Fund, and Blackstone may be incentivized to allocate investments away from the Fund to the counterparties to such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to Blackstone relative to the terms of the Fund.

The Fund could participate alongside the Firm in the acquisition of a service provider. The Firm is expected to establish a valuation methodology in relation to any such sale or acquisition by the Fund of a service provider. In addition, before entering into any such transaction with respect to any such service provider, it is anticipated that the Firm will obtain any consents that may be required under the Advisers Act or other applicable laws or regulations.

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Certain Blackstone-affiliated service providers and their respective personnel will receive a management promote, an incentive fee and other performance-based compensation in respect of investments, sales or other transaction volume. Furthermore, Blackstone-affiliated service providers may charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses).

In connection with such relationships, Blackstone Credit & Insurance and, if required by applicable law, the Board, will make determinations of competitive market rates based on its consideration of a number of factors, which are generally expected to include Blackstone Credit & Insurance’s experience with non-affiliated service providers, benchmarking data and other methodologies determined by Blackstone Credit & Insurance to be appropriate under the circumstances (i.e., rates that fall within a range that Blackstone Credit & Insurance has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms). In respect of benchmarking, while Blackstone Credit & Insurance often obtains benchmarking data regarding the rates charged or quoted by third parties for services similar to those provided by Blackstone Credit & Insurance affiliates in the applicable market or certain similar markets, relevant comparisons may not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., different assets may receive different services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset by asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then invested in by the Fund (such as location or size), or the particular characteristics of services provided. Further, it could be difficult to identify comparable third-party service providers that provide services of a similar scope and scale as the Firm-affiliated service providers that are the subject of the benchmarking analysis. For these reasons, such market comparisons may not result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by the Fund, Other Clients and their respective obligors/portfolio companies and will not reduce the management fee. To the extent the Fund or Other Clients engage in a long-term or recurring contract with a Blackstone-affiliated service provider, Blackstone Credit & Insurance may not seek to benchmark or otherwise renegotiate the original fee arrangement for a significant period of time. Finally, in certain circumstances Blackstone Credit & Insurance can be expected to determine that third party benchmarking is unnecessary, either because the price for a particular good or service is mandated by law (e.g., title insurance in rate regulated states) or because in Blackstone Credit & Insurance’s view no comparable service provider offering such good or service exists or because Blackstone Credit & Insurance has access to adequate market data to make the determination without reference to third party benchmarking. For example, certain portfolio companies may enter into an employer health program arrangement or similar arrangements with Equity Healthcare, a Blackstone affiliate that negotiates with providers of standard administrative services and insurance carriers for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms from providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis. The payments made to Blackstone in connection with Equity Healthcare, group purchasing, insurance and benefits management will not reduce the management fee payable to the Adviser.

Advisers and service providers, or their affiliates, often charge different rates, including below-market or no fee, or have different arrangements for different types of services. With respect to service providers, for example, the fee for a given type of work may vary depending on the complexity of the matter as well as the expertise required and demands placed on the service provider. Therefore, to the extent the types of services used by the Fund and/or portfolio companies differ from those used by the Firm and its affiliates (including personnel), Blackstone Credit & Insurance and/or Blackstone or their respective affiliates (including personnel) may pay different amounts or rates than those paid by the Fund and/or portfolio companies. However, Blackstone Credit & Insurance and its affiliates have a longstanding practice of not entering into any arrangements with advisers or service providers that could provide for lower rates or discounts than those available to the Fund, Other Clients and/or portfolio companies for the same services. Furthermore, advisers and service providers may

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provide services exclusively to the Firm and its affiliates, including the Fund, Other Clients and their obligors/portfolio companies, although such advisers and service providers would not be considered employees of Blackstone or Blackstone Credit & Insurance. Similarly, Blackstone, Blackstone Credit & Insurance, each of their respective affiliates, the Fund, the Other Clients and/or their obligors/portfolio companies, may enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty may charge lower rates (or no fee) and/or provide discounts or rebates for such counterparty’s products and/or services depending on certain factors, including volume of transactions entered into with such counterparty by the Firm, its affiliates, the Fund, the Other Clients and their obligors/portfolio companies in the aggregate.

In addition, investment banks or other financial institutions, as well as Blackstone employees, may also be investors in the Fund. These institutions and employees are a potential source of information and ideas that could benefit the Fund. Blackstone has procedures in place reasonably designed to prevent the inappropriate use of such information by the Fund.

Transactions with Portfolio Companies. The Firm and obligors/portfolio companies of the Fund and Other Clients operate in multiple industries and provide products and services to or otherwise contract with the Fund and its obligors, among others. In the alternative, the Firm may form a joint venture with such a company to implement such referral arrangement. For example, such arrangements may include the establishment of a joint venture or other business arrangement between the Firm, on the one hand, and a portfolio company of the Fund, portfolio company of an Other Client or third party, on the other hand, pursuant to which the joint venture or business provides services (including, without limitation, corporate support services, loan management services, management services, operational services, ongoing account services (e.g., interacting and coordinating with banks generally and with regard to their know your client requirements), risk management services, data management services, consulting services, brokerage services, insurance procurement, placement, brokerage and consulting services, and other services) to obligors of the Fund (and portfolio companies of Other Clients) that are referred to the joint venture or business by the Firm. The Firm, the Fund and Other Clients and their respective obligors/portfolio companies and personnel and related parties of the foregoing can be expected to make referrals or introductions to obligors/portfolio companies of the Fund or Other Clients in an effort, in part, to increase the customer base of such companies or businesses (and therefore the value of the investment held by the Fund or Other Client, which would also benefit the Firm financially through its participation in such joint venture or business) or because such referrals or introductions will, in certain circumstances, result in financial benefits, such as cash payments, additional equity ownership, participation in revenue share and/or milestones benefitting the referring or introducing party that are tied or related to participation by the obligors/portfolio companies of the Fund and/or of Other Clients, accruing to the party making the introduction. Such joint venture or business could use data obtained from such portfolio entities (see — “Data” herein). The Fund and the common shareholders will not share in any fees, economics, equity or other benefits accruing to the Firm, Other Clients and their portfolio companies as a result of the introduction of the Fund and its obligors. Moreover, payments made to the Firm in connection with such arrangements will not reduce the management fee payable to the Adviser. There may, however, be instances in which the applicable arrangements provide that the Fund or its obligors share in some or all of any resulting financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) based on structures and allocation methodologies determined in the sole discretion of the Firm. Conversely, where the Fund or one of its obligors is the referring or introducing party, rather than receiving all of the financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) for similar types of referrals and/or introductions, such financial incentives (including, in some cases, cash payments, equity ownership, participation in revenue share) may be similarly shared with the participating Other Clients or their respective portfolio companies.

The Firm is also permitted to enter into commercial relationships with third party companies, including those in which the Fund considered making an investment (but ultimately chose not to pursue). For example, the Firm may enter into an introducer engagement with such company, pursuant to which the Firm introduces the

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company to unaffiliated third parties (which may include current and former portfolio companies and portfolio companies of Other Clients and/or their respective employees) in exchange for a fee from, or equity interest in, such company. Even though the Firm may benefit financially from this commercial relationship, the Firm will be under no obligation to reimburse the Fund for broken deal expenses incurred in connection with its consideration of the prospective investment and such arrangements will not be subject to the management fee payable to the Adviser and otherwise described herein.

Additionally, the Firm or an affiliate thereof will from time to time hold equity or other investments in companies or businesses that provide services to or otherwise contract with portfolio companies. Blackstone and Blackstone Credit & Insurance have in the past entered (and can be expected in the future to enter) into relationships with companies in the information technology, corporate services and related industries whereby Blackstone acquires an equity or similar interest in such company. In connection with such relationships, Blackstone and/or Blackstone Credit & Insurance may also make referrals and/or introductions to portfolio companies (which may result in financial incentives (including additional equity ownership) and/or milestones benefitting Blackstone and/or Blackstone Credit & Insurance that are tied or related to participation by portfolio companies). Such joint venture or business could use data obtained from obligors of the Fund and/or portfolio companies of Other Clients. These arrangements may be entered into without the consent or direct involvement of the Fund. The Fund and the common shareholders will not share in any fees or economics accruing to Blackstone and/or Blackstone Credit & Insurance as a result of these relationships and/or participation by portfolio companies.

With respect to transactions or agreements with portfolio companies (including, for the avoidance of doubt, long-term incentive plans), at times if officers unrelated to the Firm have not yet been appointed to represent a portfolio company, the Firm may negotiate and execute agreements between the Firm and/or the Fund on the one hand, and the portfolio company or its affiliates, on the other hand, without arm’s length representation of the portfolio company, which could entail a conflict of interest in relation to efforts to enter into terms that are arm’s length. Among the measures the Firm can be expected to use to mitigate such conflicts are to involve outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms, or establish separate groups with information barriers within the Firm to advise on each side of the negotiation.

Related Party Leasing. Subject to applicable law, the Fund and its obligors will, in certain circumstances, lease property to or from Blackstone, Other Clients and their portfolio companies and affiliates and other related parties. The leases are generally expected to, but may not always, be at market rates. Blackstone may confirm market rates by reference to other leases it is aware of in the market, which Blackstone expects to be generally indicative of the market given the scale of Blackstone’s real estate business and with regard to other decisions related to such assets and investments. Blackstone can be expected to, but may not always, nonetheless have conflicts of interest in making these determinations, and with regard to other decisions related to such assets and investments. There can be no assurance that the Fund and its obligors will lease to or from any such related parties on terms as favorable to the Fund and its obligors as would apply if the counterparties were unrelated.

Cross-Guarantees and Cross-Collateralization. While Blackstone Credit & Insurance generally seeks to use reasonable efforts to avoid cross-guarantees and other similar arrangements, a counterparty, lender or other participant in any transaction to be pursued by the Fund (other than alternative investment vehicles) and/or the Other Clients may require or prefer facing only one fund entity or group of entities, which may result in any of the Fund, such Other Clients, the portfolio companies, such Other Clients’ portfolio companies and/or other vehicles being jointly and severally liable for such applicable obligation (subject to any limitations set forth in the applicable partnership agreements or other governing documents thereof), which in each case may result in the Fund, such Other Clients, such portfolio companies, and/or vehicles entering into a back-to-back or other similar reimbursement agreement, subject to applicable law. In such situation, better financing terms may be available through a cross-collateralized arrangement, but it is not expected that any of the Fund or such Other Clients or vehicles would be compensated (or provide compensation to the other) for being primarily liable vis-à-vis such third party counterparty. Also, it is expected that cross-collateralization will generally occur at

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portfolio companies rather than the Fund for obligations that are not recourse to the Fund except in limited circumstances such as “bad boy” events. Any cross-collateralization arrangements with Other Clients could result in the Fund losing its interests in otherwise performing investments due to poorly performing or non-performing investments of Other Clients in the collateral pool or such persons otherwise defaulting on their obligations under the terms of such arrangements.

Similarly, a lender could require that it face only one portfolio company of the Fund and Other Clients, even though multiple obligors of the Fund and Other Clients benefit from the lending, which will typically result in (i) the portfolio company facing the lender being solely liable with respect to the entire obligation, and therefore being required to contribute amounts in respect of the shortfall attributable to other portfolio companies, and (ii) obligors of the Fund and Other Clients being jointly and severally liable for the full amount of the obligation, liable on a cross-collateralized basis or liable for an equity cushion (which cushion amount may vary depending upon the type of financing or refinancing (e.g., cushions for refinancings may be smaller)). The obligor/portfolio companies of the Fund and Other Clients benefiting from a financing may enter into a back-to-back or other similar reimbursement agreements to ensure no obligor/portfolio company bears more than its pro rata portion of the debt and related obligations. It is not expected that the obligors/portfolio companies would be compensated (or provide compensation to other portfolio companies) for being primarily liable, or jointly liable, for other portfolio companies pro rata share of any financing.

Group Procurement; Discounts. The Fund (subject to applicable law) and certain portfolio companies will enter into agreements regarding group procurement (including, but not limited to, CoreTrust, an independent group purchasing organization), benefits management, purchase of title and/or other insurance policies (which can be expected to include brokerage or placement thereof), and will from time to time be pooled across portfolio companies and discounted due to scale, including through sharing of deductibles and other forms of shared risk retention from a third party or an affiliate of Blackstone Credit & Insurance and/or Blackstone, and other operational, administrative or management related initiatives. The Firm will allocate the cost of these various services and products purchased on a group basis among the Fund, Other Clients and their obligors/portfolio companies. Some of these arrangements result in commissions, discounts, rebates or similar payments to Blackstone Credit & Insurance and/or Blackstone or their affiliates (including personnel), or Other Clients and their portfolio companies, including as a result of transactions entered into by the Fund and its obligors and/or related to a portion of the savings achieved by the obligors. Such commissions or payment will not reduce the management fee. The Firm can be expected to also receive consulting, usage or other fees from the parties to these group procurement arrangements. To the extent that a portfolio company of an Other Client is providing such a service, such portfolio company and such Other Client will benefit. Further, the benefits received by a particular portfolio company providing the service may be greater than those received by the Fund and its obligors receiving the service. Conflicts exist in the allocation of the costs and benefits of these arrangements, and common shareholders rely on the Adviser to handle them in its sole discretion.

Diverse Shareholder Group. The common shareholders are expected to be based in a wide variety of jurisdictions and take a wide variety of forms. The common shareholders may have conflicting investment, tax and other interests with respect to their investments in the Fund and with respect to the interests of investors in other investment vehicles managed or advised by the Adviser and Blackstone Credit & Insurance that may participate in the same investments as the Fund, and investor personnel may have incentives or conflicts with respect to their investments in the Fund or Other Clients, including matters Blackstone Credit & Insurance is not aware of, such as interests in Blackstone. The conflicting interests of individual common shareholders with respect to other common shareholders and relative to investors in other investment vehicles would generally relate to or arise from, among other things, the nature of investments made by the Fund and such other partnerships, the structuring or the acquisition of investments, financing, tax profile and timing of disposition of investments. As a consequence, conflicts of interest will, in certain circumstances, arise in connection with the decisions made by the Adviser or Blackstone Credit & Insurance, including with respect to the nature or structuring of investments that can be expected to be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In addition, the Fund can be expected to make

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investments that will, in certain circumstances, have a negative impact on related investments made by the common shareholders in separate transactions. In selecting and structuring investments appropriate for the Fund, the Adviser or Blackstone Credit & Insurance will consider the investment and tax objectives of the Fund and the common shareholders (and those of investors in other investment vehicles managed or advised by the Adviser or Blackstone Credit & Insurance) as a whole, not the investment, tax or other objectives of any common shareholder individually.

In addition, certain common shareholders also could be investors in Other Clients, including supplemental capital vehicles and co-investment vehicles that may invest alongside the Fund in one or more investments, consistent with applicable law and/or any applicable SEC-granted order. Common shareholders also may include affiliates of the Firm, such as Other Clients, affiliates of obligors/portfolio companies of the Fund or Other Clients, charities, foundations or other entities or programs associated with Firm personnel and/or current or former Firm employees, the Firm’s senior advisors and/or operating partners and any affiliates, funds or persons can be expected to also invest in the Fund through the vehicles established in connection with the Firm’s side-by-side co-investment rights, subject to applicable law, in each case, without being subject to management fees, and common shareholders will not be afforded the benefits of such arrangements. Some of the foregoing Firm related parties are sponsors of feeder vehicles that could invest in the Fund as common shareholders. The Firm related sponsors of feeder vehicles generally charge their investors additional fees, including performance based fees, which could provide the Firm current income and increase the value of its ownership position in them. The Firm will therefore have incentives to refer potential investors to these feeder vehicles. All of these Firm related shareholders will have equivalent rights to vote and withhold consents as nonrelated shareholders. Nonetheless, the Firm may have the ability to influence, directly or indirectly, these Firm related shareholders.

It is also possible that the Fund or its obligors will, in certain circumstances, be a counterparty (such counterparties dealt with on an arm’s-length basis) or participant in agreements, transactions or other arrangements with a common shareholder or an affiliate of a common shareholder (which may occur in connection with such common shareholder or its affiliates making an investment in the Fund or Other Clients), including with respect to one or more investments (or types of investments). Such transactions may include agreements to pay performance fees to operating partners, a management team and other related persons in connection with the Fund’s investment therein, which will reduce the Fund’s returns. Such common shareholders described in the previous sentences can be expected to therefore have different information about the Firm and the Fund than common shareholders not similarly positioned. In addition, conflicts of interest will, in certain circumstances, arise in dealing with any such common shareholders, and the Adviser and its affiliates may be motivated to enter into agreements, transactions or arrangements with common shareholders or their affiliates in order to secure capital commitments from investors in Other Clients and may otherwise be motivated by factors other than the interests of the Fund. Similar information disparity may occur as a result of common shareholders monitoring their investments in vehicles such as the Fund differently. For example, certain common shareholders can be expected to periodically request from the Adviser information regarding the Fund, its investments and/or obligors that is not otherwise set forth in (or has yet to be set forth) in the reporting and other information required to be delivered to all common shareholders. In such circumstances, the Adviser may provide such information to such common shareholders, subject to applicable law and regulations. Unless required by applicable law, the Adviser will not be obligated to affirmatively provide such information to all common shareholders (although the Adviser will generally provide the same information upon request and treat common shareholders equally in that regard). As a result, certain common shareholders may have more information about the Fund than other common shareholders, and, unless required by applicable law, the Adviser will have no duty to ensure all common shareholders seek, obtain or process the same information regarding the Fund, its investments and/or obligors. Therefore, certain common shareholders can be expected to be able to take actions on the basis of such information which, in the absence of such information, other common shareholders do not take. Furthermore, at certain times the Firm will, in certain circumstances, be restricted from disclosing to the common shareholders material non-public information regarding any assets in which the Fund invests, particularly those investments in which an Other Client or portfolio company that is publicly registered co-invests with the Fund. In addition, investment banks or other financial institutions, as well as Firm personnel,

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can be expected to also be common shareholders. These institutions and personnel are a potential source of information and ideas that could benefit the Fund, and can be expected to receive information about the Fund and its obligors in their capacity as a service provider or vendor to the Fund and its obligors.

Possible Future Activities. The Firm and its affiliates may expand the range of services that it provides over time. Except as provided herein, the Firm and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm and its affiliates have, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by the Fund. These clients may themselves represent appropriate investment opportunities for the Fund or may compete with the Fund for investment opportunities.

Restrictions Arising under the Securities Laws. The Firm’s activities and the activities of Other Clients (including the holding of securities positions or having one of its employees on the board of directors of a portfolio company) could result in securities law restrictions on transactions in securities held by the Fund, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments, or otherwise create conflicts of interest, any of which could have an adverse impact on the performance of the Fund and thus the return to the common shareholders.

The 1940 Act may limit the Fund’s ability to undertake certain transactions with or alongside its affiliates that are registered under the 1940 Act. As a result of these restrictions, the Fund may be prohibited from executing “joint” transactions with the Fund’s 1940 Act registered affiliates, which could include investments in the same portfolio company (whether at the same or different times) or buying investments from, or selling them to, Other Clients. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.

The Fund has received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Shareholders’ Outside Activities. A common shareholder shall be entitled to and can be expected to have business interests and engage in activities in addition to those relating to the Fund, including business interests and activities in direct competition with the Fund and its obligors, and may engage in transactions with, and provide services to, the Fund or its obligors (which may include providing leverage or other financing to the Fund or its obligors as determined by the Adviser in its sole discretion). None of the Fund, any common shareholder or any other person shall have any rights by virtue of the Fund’s operative documents in any business ventures of any common shareholder. The common shareholders, and in certain cases the Adviser, will have conflicting loyalties in these situations.

Insurance. The Fund will purchase, and/or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) for insurance to insure the Fund and the Board against liability in connection with the activities of the Fund. This includes a portion of any premiums, fees, costs and expenses for one or more “umbrella,” group or other insurance policies maintained by the Firm that cover the Fund and one or more of the Other Clients, the Adviser, Blackstone Credit & Insurance and/or Blackstone (including their respective directors, officers, employees, agents, representatives, independent client representative (if any), and other indemnified parties). The Adviser will make judgments about the allocation of premiums, fees, costs and expenses for such “umbrella,” group or other insurance policies among the Fund, one or more Other Clients, the Adviser, Blackstone Credit & Insurance and/or Blackstone on a fair and reasonable basis, subject to approval by the Board.

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Technological and Scientific Innovations. Recent technological and scientific innovations have disrupted numerous established industries and those with incumbent power in them. As technological and scientific innovation continues to advance rapidly, it could impact one or more of the Fund’s strategies. Moreover, given the pace of innovation in recent years, the impact on a particular Investment may not have been foreseeable at the time the Fund made such investment and may adversely impact the Fund and/or its obligors/portfolio companies. Furthermore, Blackstone Credit & Insurance could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.

Additional Potential Conflicts of Interest. The officers, directors, members, managers, employees and personnel of the Adviser can be expected to trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law or the Firm’s policies, or otherwise determined from time to time by the Adviser. In addition, certain Other Clients may be subject to the 1940 Act or other regulations that, due to the role of the Firm, could restrict the ability of the Fund to buy investments from, to sell investments to or to invest in the same securities as, such Other Clients. Such regulations may have the effect of limiting the investment opportunities available to the Fund. Such personal securities transactions and investments will, in certain circumstances, result in conflicts of interest, including to the extent they relate to (i) a company in which the Fund holds or acquires an investment (either directly through a privately negotiated investment or indirectly through the purchase of securities or other traded instruments related thereto) and (ii) entities that have interests which are adverse to those of the Fund or pursue similar investment opportunities as the Fund. In addition, as a consequence of Blackstone’s status as a public company, the officers, directors, members, managers and personnel of the Adviser can be expected to take into account certain considerations and other factors in connection with the management of the business and affairs of the Fund and its affiliates that would not necessarily be taken into account if Blackstone were not a public company. The directors of Blackstone have fiduciary duties to shareholders of the public company that may conflict with their duties to the Fund. Finally, although the Firm believes its positive reputation in the marketplace provides benefit to the Fund and Other Clients, the Adviser could decline to undertake investment activity or transact with a counterparty on behalf of the Fund for reputational reasons, and this decision could result in the Fund foregoing a profit or suffering a loss.

Proxy Voting Policies

The Board of Trustees of the Fund has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser’s proxy voting guidelines. Under these guidelines, the Adviser will vote proxies related to Fund securities in the best interests of the Fund and common shareholders. A copy of the Adviser’s proxy voting policy is attached as Appendix B to this Statement of Additional Information.

Information on how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30 will be available without charge by calling toll-free (877) 876-1121, or on the Securities and Exchange Commission’s website at http://www.sec.gov.

Codes of Ethics

The Fund and the Adviser have adopted codes of ethics pursuant to Rule 17j-1 under the 1940 Act. These codes govern personal trading by Fund and Adviser personnel. Among other requirements, the codes require certain persons to report certain of their personal securities transactions and holdings (in reportable securities) to the Adviser or Fund, and the Adviser and Fund are required to review such reports. The Fund’s code permits the Fund’s personnel to trade in securities, but prohibits insider trading and trades knowingly made within certain time frames of trades made by the Fund in the same securities. The Adviser’s code permits the Adviser’s personnel to trade in securities, but not to trade in securities in which the Fund invests. These codes of ethics are available on the EDGAR Database on the SEC’s Web site (http://www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

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PORTFOLIO TRANSACTIONS AND BROKERAGE

The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. With respect to Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist or develop for certain Loans. Most of these transactions will be principal transactions at net prices for which the Fund will generally incur little or no brokerage costs. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to a lender selling Assignments or Participations to the Fund. The Adviser will determine the lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. Affiliates of the Adviser may participate in the primary and secondary market for Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire some Loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire Loans consistent with its investment policies. Sales to dealers are effected at bid prices. The illiquidity of many Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund’s interests in Loans at a fair price should the Fund desire to sell such interests.

With respect to fixed-income instruments and other types of securities, the Fund may (i) purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid, (ii) purchase securities in the over-the-counter market from an underwriter or dealer serving as market maker for the securities, in which case the price includes a fixed amount of compensation to the underwriter or dealer, and (iii) purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services. Payments of commissions to brokers who are affiliated persons of the Fund (or affiliated persons of such persons) will be made in accordance with Rule 17e-1 under the 1940 Act.

Commissions paid on such transactions would be commensurate with the rate of commissions paid on similar transactions to brokers that are not so affiliated.

During the fiscal years ended September 30, 2023, 2022 and 2021, the Fund paid $2,716, $0 and $0, respectively, in brokerage commissions. During the same period, the Fund did not pay any brokerage commissions to any broker that is an affiliated person of the Fund, is an affiliated person of an affiliated person of the Fund, or has an affiliated person that is an affiliated person of the Fund, the Adviser or Blackstone Securities Partners L.P., the principal underwriter and distributor of Common Shares. During the same period, the Fund did not acquire securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies.

The Adviser is responsible for placing portfolio transactions and will do so in a manner deemed fair and reasonable to the Fund and not according to any formula. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Adviser considers the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. There may be instances when, in the judgment of the Adviser, more than one firm can offer comparable execution services.

A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Adviser determine in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Adviser to the Fund and its other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. The advisory fees that the Fund pays to the Adviser will not be reduced as a consequence of the Adviser’s receipt of brokerage and research services. To the extent that portfolio transactions are used to obtain such services, the brokerage commissions paid by the Fund will exceed those that

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might otherwise be paid by an amount that cannot be presently determined. Such services generally would be useful and of value to the Adviser in serving one or more of their other clients and, conversely, such services obtained by the placement of brokerage business of other clients generally would be useful to the Adviser in carrying out their obligations to the Fund. While such services are not expected to reduce the expenses of the Adviser, the Adviser would, through use of the services, avoid the additional expenses that would be incurred if they should attempt to develop comparable information through their own staffs. Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.

One or more of the other accounts that the Adviser manages may own from time to time some of the same investments as the Fund. Investment decisions for the Fund are made independently from those of such other investment companies or accounts; however, from time to time, the same investment decision may be made for more than one company or account. When two or more companies or accounts seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the companies and accounts on a good faith equitable basis, usually on a pro rata basis, by the Adviser in its discretion in accordance with the accounts’ various investment objectives. Such allocations are based upon the written procedures of the Adviser, which have been reviewed and approved by the Board of Trustees. In some cases, this system may adversely affect the price or size of the position obtainable for the Fund. In other cases, however, the ability of the Fund to participate in volume transactions may produce better execution for the Fund. The Board of Trustees believes that this advantage, when combined with the other benefits available due to the Adviser’s organization, outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.

The Fund’s annual portfolio turnover rate is not expected to exceed 100% under normal circumstances. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be higher or lower than expected. Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities.

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TAXES

Set forth below is a discussion of the material U.S. federal income tax aspects concerning the Fund and the purchase, ownership and disposition of Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to common shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold Common Shares as capital assets. A U.S. shareholder is a common shareholder who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States,(ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect mark to market treatment, or persons that will hold Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address U.S. federal estate or gift taxes or the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code.

To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is represented by the securities (other than U.S. government securities or the securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses, or (III) any one or more Qualified Publicly Traded Partnerships.

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its

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investment company taxable income and its net tax-exempt income for such taxable year. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to common shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to common shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate common shareholders and (ii) for the dividends received deduction in the case of corporate common shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

Distributions to common shareholders of ordinary income, and of net short-term capital gains, if any, realized by the Fund will generally be taxable to common shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the common shareholder has owned Common Shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a common shareholder as a return of capital which will be applied against and reduce the common shareholder’s basis in his or her Common Shares. To the extent that the amount of any such distribution exceeds the common shareholder’s basis in his or her Common Shares, the excess will be treated by the common shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate common shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares pursuant to the Plan. Common shareholders receiving distributions in the form of additional Common Shares will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Common Shares received by a common shareholder pursuant to the Plan will have a new holding period commencing on the day following the day on which the Common Shares were credited to the common shareholder’s account.

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The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains in a written notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each common shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its Common Shares by an amount equal to the deemed distribution less the tax credit.

The Internal Revenue Service (the “IRS”) currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues Preferred Shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and Preferred Shares in proportion to the total dividends paid to each class with respect to such tax year.

Common shareholders will be notified annually as to the U.S. federal tax status of distributions.

Sale or Exchange of Common Shares

Upon the sale, exchange or other disposition of Common Shares (except pursuant to a repurchase by the Fund, as described below), a common shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the common shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be long-term or short-term, depending upon the common shareholder’s holding period for the Common Shares. Generally, a common shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale, exchange or other disposition of Common Shares if the owner acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a common shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares.

From time to time, the Fund may offer to repurchase its outstanding Common Shares. Common shareholders who tender all Common Shares held, or considered to be held, by them will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a common shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such common shareholder may be treated as having received a taxable dividend upon the repurchase of its Common Shares. In such a case, there is a risk that non-tendering common shareholders, and common shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.

Under U.S. Treasury regulations, if a common shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the

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legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Nature of the Fund’s Investments

Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.

These rules could therefore affect the character, amount and timing of distributions to common shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

Below Investment Grade Instruments

The Fund expects to invest a substantial portion of its Managed Assets in below investment grade (high yield) instruments, commonly known as “high yield” or “junk” instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Original Issue Discount and Market Discount

Investments by the Fund in debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest, step-up bonds or other discount securities) will result in income to the Fund equal to the accrued original issue discount each year during which the Fund holds the securities, even if the Fund receives no corresponding cash interest payments. If the Fund purchases debt instruments as part of a package of investments where the Fund also invests in common stock, other equity securities or warrants, the Fund might be required to accrue original issue discount in an amount equal to the value of such common stock, other equity securities or warrants (even if the face amount of such debt instruments does not exceed the Fund’s purchase price for such package of investments).

In general, the Fund will be treated as having acquired a debt instrument with market discount if its stated redemption price at maturity (or, in the case of a debt instrument issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the debt instrument by more than a statutory de minimis amount. The Fund has elected to include any market discount in its taxable income on a current basis as it accrues, instead of upon disposition of the relevant debt instrument.

Original issue discount and market discount accrued on a current basis are included in determining the amount of income which the Fund must distribute to maintain its qualification for the favorable U.S. federal income tax treatment generally accorded to RICs and to avoid the payment of U.S. federal income tax and the nondeductible 4% U.S. federal excise tax. Because such income may not be matched by a corresponding cash distribution to the Fund, the Fund may be required to borrow money or dispose of other securities to be able to make distributions to common shareholders.

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Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Foreign Taxes

The Fund’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Common shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.

Preferred Shares or Borrowings

If the Fund utilizes leverage through the issuance of Preferred Shares or Borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on Common Shares in certain circumstances. Limits on the Fund’s payments of dividends on Common Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.

Backup Withholding

The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the common shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares.

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However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of Common Shares.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

Very generally, special tax rules would apply if the Fund holds “United States real property interests” (“USRPIs”) (or if the Fund holds assets that would be treated as USRPIs but for certain exceptions applicable to RICs) the fair market value of which equals or exceeds 50% of the sum of the fair market values of the Fund’s USRPIs, interests in real property located outside the United States, and other assets used or held for use in a trade or business. Such rules could result in U.S. tax withholding from certain distributions to foreign shareholders. Furthermore, such shareholders may be required to file a U.S. tax return and pay tax on such distributions—and, in certain cases, gain realized on the sale, exchange or other disposition of Common Shares—at regular U.S. federal income tax rates. The Fund does not expect to invest in a significant percentage of USRPIs, so these special tax rules are not likely to apply.

The Fund may be required to withhold from distributions to foreign shareholders that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of Common Shares.

Other Taxation

Common shareholders may be subject to state, local and foreign taxes on their Fund distributions. Common shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

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CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person is any person who owns beneficially more than 25% of the voting securities of the Fund or who is otherwise deemed to “control” the Fund. Such person may be able to determine or significantly influence the outcome of matters submitted to a vote of the common shareholders. As of December 31, 2023, the Fund did not know of any person or entity who “controlled” the Fund.

A principal shareholder is any person who owns of record or is known by the Fund to own of record or beneficially 5% or more of any class of the Fund’s outstanding equity securities. As of December 31, 2023, the following persons owned beneficially more than 5% of a class of the Fund’s outstanding equity securities:

Class	Name and Address	Percentage Ownership of class	Type of Ownership
Institutional Class I	Charles Schwab & Co Inc. Special Custody A/C FBO Customers Attn: Mutual Funds 211 Main Street San Francisco, CA 94105	24.95%	Record

	Jonathan D Gray	10.43%	Beneficial
	925 Park Ave
	New York, New York 10028-0210

	UBS WM USA Omni Account M/F 1000 Harbor Blvd Weehawken, NJ 07086-6761	11.62%	Record

Brokerage Class T	UBS WM USA Omni Account M/F 1000 Harbor Blvd Weehawken, NJ 07086-6761	28.28%	Record

Brokerage Class T-I	LPL Financial 4707 Executive Drive San Diego, CA 92121	92.07%	Record

Brokerage Class U	Morgan Stanley Smith Barney LLC FBO A Customer of MSSB 1 New York Plaza New York, NY 10004	11.76%	Record

	Morgan Stanley Smith Barney LLC FBO A Customer of MSSB 1 New York Plaza New York, NY 10004	10.88%	Record

	Morgan Stanley Smith Barney LLC FBO A Customer of MSSB 1 New York Plaza New York, NY 10004	5.89%	Record

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Class	Name and Address	Percentage Ownership of class	Type of Ownership
	Morgan Stanley Smith Barney LLC FBO A Customer of MSSB 1 New York Plaza New York, NY 10004	5.40%	Record

Advisory Class D	Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	28.83%	Record

	Pershing, LLC P.O. Box 2052 Jersey City, NJ 07303	19.59%	Record

	Pershing, LLC P.O. Box 2052 Jersey City, NJ 07303	17.90%	Record

	Pershing, LLC P.O. Box 2052 Jersey City, NJ 07303	17.09%	Record

	Pershing, LLC P.O. Box 2052 Jersey City, NJ 07303	16.59%	Record

As of December 31, 2023, the Trustees and officers of the Fund as a group owned less than 1% of each class of the Fund’s equity securities.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights dated September 30, 2023 incorporated by reference in this Statement of Additional Information have been audited by Deloitte & Touche LLP (“Deloitte”), 1601 Wewatta Street, Suite 400, Denver, CO 80202, an independent registered public accounting firm, as stated in their report appearing therein. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CUSTODIANS AND TRANSFER AGENT

The custodian of the assets of the Fund is The Bank of New York Mellon located at 225 Liberty Street, New York, New York 10286. UMB Bank, n.a. located at 1010 Grand Boulevard, Kansas City, MO 64106, serves as the Fund’s custodian for purposes of processing investor subscriptions and repurchases. SS&C GIDS, Inc., located at 333 W. 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s transfer agent and dividend paying agent with respect to the Common Shares.

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ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the shares offered hereby, has been filed by the Fund with the SEC, Washington, D.C. The prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, such as the exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in the prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

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FINANCIAL STATEMENTS

The audited financial statements and related report of Deloitte, independent registered public accounting firm, are herein incorporated by reference from the Annual Report. The Annual Report is available upon request, without charge, by calling the Fund toll-free at (844) 702-1299.

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APPENDIX A

APPENDIX A—DESCRIPTION OF S&P, MOODY’S AND FITCH RATINGS

S&P Global Ratings—A brief description of the applicable S&P Global Ratings and its affiliates (collectively, “S&P”) rating symbols and their meanings (as published by S&P) follows:

ISSUE CREDIT RATINGS

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. S&P Global Ratings would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings S&P Global Ratings assigns to certain instruments may diverge from these guidelines based on market practices.

Long-Term Issue Credit Ratings5

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•	The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

•	The nature and provisions of the financial obligation, and the promise we impute; and

•

The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

“AAA”	An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

[5]

The ratings indicated herein are believed to be the most recent ratings available at the date of this Statement of Additional Information for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which would be given to these securities on the date of the Fund’s fiscal year end.

“AA”	An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A”	An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB”	An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC,” and “C”	Obligations rated “BB,” “B,” “CCC,” “CC,” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

“BB”	An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B”	An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC”	An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC”	An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C”	An obligation rated “C” is currently highly vulnerable to nonpayment and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D”	An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

*PLUS (+) OR MINUS (-)	Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

Short-Term Issue Credit Ratings

“A-1”	A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

“A-2”	A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3”	A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B”	A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C”	A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D”	A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Active Qualifiers (Currently applied and/or outstanding)

S&P Global Ratings uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a “p” qualifier, which indicates the rating addresses the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.

Federal deposit insurance limit: “L” qualifier	Ratings qualified with “L” apply only to amounts invested up to federal deposit insurance limits.

Principal: “p” qualifier	This suffix is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The “p” suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

Preliminary Ratings: “prelim” qualifier	Preliminary ratings, with the “prelim” suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P Global Ratings of appropriate documentation. S&P Global Ratings reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

•  Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.

•  Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor’s emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).

•  Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in S&P Global Ratings’ opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.

•  Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P Global Rating would likely withdraw these preliminary ratings.

•  A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

Termination Structures: “t” qualifier	This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Counterparty Instrument Rating: “cir” qualifier	This symbol indicates a Counterparty Instrument Rating (CIR), which is a forward-looking opinion about the creditworthiness of an issuer in a securitization structure with respect to a specific financial obligation to a counterparty (including interest rate swaps, currency swaps, and liquidity facilities). The CIR is determined on an ultimate payment basis; these opinions do not take into account timeliness of payment.

Inactive Qualifiers (No longer applied or outstanding)

Contingent upon final documentation: “*” inactive qualifier

This symbol indicated that the rating was contingent upon S&P Global Ratings’ receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

Termination of obligation to tender: “c” inactive qualifier

This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered to below an investment-grade level and/or the issuer’s bonds were deemed taxable. Discontinued use in January 2001.

U.S. direct government securities: “G” inactive qualifier	The letter “G” followed the rating symbol when a fund’s portfolio consisted primarily of direct U.S. government securities.

Interest Payment: “i” inactive qualifier	This suffix was used for issues in which the credit factors, terms, or both that determine the likelihood of receipt of payment of interest are different from the credit factors, terms, or both that determine the likelihood of receipt of principal on the obligation. The “i” suffix indicated that the rating addressed the interest portion of the obligation only. The “i” suffix was always used in conjunction with the ‘p’ suffix, which addresses likelihood of receipt of principal. For example, a rated obligation could have been assigned a rating of “AAApNRi” indicating that the principal portion was rated “AAA” and the interest portion of the obligation was not rated.

Public Information Ratings: “pi” qualifier

This qualifier was used to indicate ratings that were based on an analysis of an issuer’s published financial information, as well as additional information in the public domain. Such ratings did not, however, reflect in-depth meetings with an issuer’s management and therefore could have been based on less comprehensive information than ratings without a “pi” suffix. Discontinued use as of December 2014 and as of August 2015 for Lloyd’s Syndicate Assessments.

Provisional Ratings: “pr” inactive qualifier

The letters “pr” indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

Quantitative analysis of public information: “q” inactive qualifier	A “q” subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

Extraordinary risks: “r” inactive qualifier

The “r” modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an “r” modifier should not be taken as an indication that an obligation would not exhibit extraordinary non-credit related risks. S&P Global Ratings discontinued the use of the “r” modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

LONG-TERM OBLIGATIONS RATINGS

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.1,2

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings.3 The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

Global Long-Term Rating Scale:

“Aaa”	Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa”	Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A”	Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa”	Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba”	Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

[1]

For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors’ expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[2]

Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks – may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term or long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors.

[3]

Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee’s assessment of a security’s expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

“B”	Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa”	Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca”	Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C”	Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

*

By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

MEDIUM-TERM NOTE PROGRAM RATINGS

Moody’s assigns provisional ratings to medium-term note (MTN) or similar programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).

MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated). To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating.

The rating assigned to a drawdown from a rated MTN or bank/deposit note program is definitive in nature, and may differ from the program rating if the drawdown is exposed to additional credit risks besides the issuer’s default, such as links to the defaults of other issuers, or has other structural features that warrant a different rating. In some circumstances, no rating may be assigned to a drawdown.

Moody’s encourages market participants to contact Moody’s Ratings Desks or visit moodys.com directly if they have questions regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.

Short-Term Obligation Ratings Definitions:

Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.1 2

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1”	Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

“P-2”	Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

“P-3”	Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.

“NP”	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings, Inc.—A brief description of the applicable Fitch Ratings, Inc. (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

INTERNATIONAL ISSUER AND CREDIT RATING SCALES

The Credit Rating Scales (those featuring the symbols “AAA”-“D” and “F1”-“D”) are used for debt and financial strength ratings. The below section describes their use for issuers and obligations in corporate, public, structured and infrastructure and project finance debt markets.

Long-Term Ratings Scales—Issuer Credit Ratings Scales

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default Ratings (IDRs). IDRs are also assigned to certain entities or enterprises in global infrastructure, project finance and public finance. IDRs opine on an entity’s relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

[1]

For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors’ expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[2]

Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks – may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term or long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors.

“AAA”	Highest credit quality. “AAA” ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA”	Very high credit quality. “AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A”	High credit quality. “A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB”	Good credit quality. “BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

“BB”	Speculative. “BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

“B”	Highly speculative. “B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

“CCC”	Substantial credit risk. Very low margin for safety. Default is a real possibility.

“CC”	Very high levels of credit risk. Default of some kind appears probable.

“C”	Near default. A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a “C” category rating for an issuer include: a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation; b. the formal announcement by the issuer or their agent of a distressed debt exchange; c. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent.

“RD”	Restricted default. “RD” ratings indicate an issuer that in Fitch Ratings’ opinion has experienced: a. an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but b. has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and c. has not otherwise ceased operating. This would include: i. the selective payment default on a specific class or currency of debt; ii. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation; iii. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

“D”	Default. “D” ratings indicate an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business and debt is still outstanding.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to ‘AAA’ ratings and ratings below the ‘CCC’ category.

Limitations of the Issuer Credit Rating Scale:

Specific limitations relevant to the issuer credit rating scale include:

•	The ratings do not predict a specific percentage of default likelihood or failure likelihood over any given time period.

•	The ratings do not opine on the market value of an issuer’s securities or stock, or the likelihood that this value may change.

•	The ratings do not opine on the liquidity of an issuer’s securities or stock.

•	The ratings do not opine on the possible loss severity on an obligation should an issuer (or an obligation with respect to structured finance transactions) default, except in the following cases:

•	Ratings assigned to individual obligations of issuers in corporate finance, banks, non-bank financial institutions, insurance and covered bonds.

•

In limited circumstances for U.S. public finance obligations where Chapter 9 of the Bankruptcy Code provides reliably superior prospects for ultimate recovery to local government obligations that benefit from a statutory lien on revenues or during the pendency of a bankruptcy proceeding under the Bankruptcy Code if there is sufficient visibility on potential recovery prospects.

•	The ratings do not opine on the suitability of an issuer as a counterparty to trade credit.

•	The ratings do not opine on any quality related to an issuer’s business, operational or financial profile other than the agency’s opinion on its relative vulnerability to default.

•

The ratings do not opine on any quality related to a transaction’s profile other than the agency’s opinion on the relative vulnerability to default of an issuer and/or of each rated tranche or security.

•	The ratings do not predict a specific percentage of extraordinary support likelihood over any given period.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader’s convenience.

Short-Term Ratings—Short-Term Ratings Assigned to Issuers and Obligations

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention (a long-term rating can also be used to rate an issue with short maturity). Typically, this means a timeframe of up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

“F1”	Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2”	Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

“F3”	Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

“B”	Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C”	High short-term default risk. Default is a real possibility.

“RD”	Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D”	Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

Limitations of the Short-Term Ratings Scale:

Specific limitations relevant to the Short-Term Ratings scale include:

•	The ratings do not predict a specific percentage of default likelihood or failure likelihood over any given time period.

•	The ratings do not opine on the market value of an issuer’s securities or stock, or the likelihood that this value may change.

•	The ratings do not opine on the liquidity of an issuer’s securities or stock.

•	The ratings do not opine on the possible loss severity on an obligation should an issuer (or an obligation with respect to structured finance transactions) default, except in the following cases:

•	Ratings assigned to individual obligations of issuers in corporate finance, banks, non-bank financial institutions, insurance and covered bonds.

•

In limited circumstances for U.S. public finance obligations where Chapter 9 of the Bankruptcy Code provides reliably superior prospects for ultimate recovery to local government obligations that benefit from a statutory lien on revenues or during the pendency of a bankruptcy proceeding under the Bankruptcy Code if there is sufficient visibility on potential recovery prospects.

•	The ratings do not opine on the suitability of an issuer as a counterparty to trade credit.

•	The ratings do not opine on any quality related to an issuer’s business, operational or financial profile other than the agency’s opinion on its relative vulnerability to default.

•

The ratings do not opine on any quality related to a transaction’s profile other than the agency’s opinion on the relative vulnerability to default of an issuer and/or of each rated tranche or security.

•	The ratings do not predict a specific percentage of extraordinary support likelihood over any given period.

Ratings assigned by Fitch articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader’s convenience.

APPENDIX B

APPENDIX B—PROXY VOTING POLICIES AND PROCEDURES OF THE ADVISER

The Fund has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser’s proxy voting guidelines. Under these guidelines, the Adviser will vote proxies related to Fund securities in the best interests of the Fund and common shareholders. Set forth below is a copy of the Adviser’s proxy voting policy.

Information on how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30 will be reported on Form N-PX.

Adviser Proxy Voting Policies and Procedures

By virtue of Blackstone Credit & Insurance’s relationship as general partner or investment manager of funds, CLO vehicles, separately managed accounts, and registered funds (“Clients”), the Firm has proxy voting authority with respect to Client securities. When voting proxies on behalf of Clients, Blackstone Credit & Insurance’s overall objective is to vote proxies in the best interest of the Clients and, in so doing, to maximize the value of the investments made by the Clients taking into consideration the Clients’ investment horizons and other relevant factors.

This document sets forth Blackstone Credit & Insurance’s policies and procedures that are designed to meet these overall objectives. As described below, the Firm’s policies and procedures address the following areas:

•	The personnel responsible for monitoring corporate actions, deciding how to vote proxies and confirming that proxies are submitted in a timely manner;

•	The basis on which decisions are made regarding whether and how to vote proxies depending on the nature of the matter at issue;

•

The approach to addressing material conflicts of interest that may arise between Blackstone Credit & Insurance and the Clients when voting proxies and how the Firm resolves those conflicts in the best interest of the Clients;

•	The means by which the Clients and their investors may obtain information about proxy voting; and

•	The books and records that Blackstone Credit & Insurance retains in connection with proxy voting.

While Blackstone Credit & Insurance endeavors to follow these policies and procedures in all situations, special circumstances may arise from time to time that warrant a deviation. In addition, Blackstone Credit & Insurance will apply its proxy voting policies and procedures to votes cast with respect to publicly traded companies and, to the extent applicable, to analogous actions taken with respect to investments made in private companies.

General Procedures

Monitoring Corporate Actions

The Clients that Blackstone Credit & Insurance manages generally make a limited number of investments in equity securities. When the Firm receives proxy voting materials (or similar voting/solicitation notices), they are initially transmitted by the company’s corporate secretary or transfer agent to the Employee who is designated to receive notices in the definitive documentation governing the relevant Client’s investment, if any (the “Proxy Recipient”). The Proxy Recipient must inform the Head of Middle Office and Operations (“Head of MOOG”) of such receipt and review the materials, determine which Client(s) hold the securities and confirm the number of securities with the Head Trader and the Head of MOOG. The Proxy Recipient will also consult the relevant Portfolio Manager(s) of each Client that holds the securities that are the subject of the proxy vote. The Proxy Recipient will monitor the voting deadline to confirm that the deadline for the response is met.

Determination of Voting Decisions

Decisions on how to vote a proxy generally are made by the relevant Portfolio Manager. The Portfolio Manager and the members of the investment team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Where appropriate, the Portfolio Manager or a member of the investment team may consult with the Chief Compliance Officer or Chief Legal Officer and the members of the applicable Investment Committee regarding decisions and completion of the proxy material. Decisions are based on a number of factors that may vary depending on a proxy’s subject matter, but are guided by the general policies described in this document. In addition, Blackstone Credit & Insurance may determine not to vote a proxy after consideration of the vote’s expected benefit to Clients and the cost of voting the proxy.1

Communication of Decision

After making a decision to vote a proxy and determining how to vote the proxy, the Portfolio Manager or a member of the investment team covering the security will then submit the vote. The Portfolio Manager or such investment team member will send completed copies of the proxy materials to the Proxy Recipient and the Head of MOOG. The procedures for voting proxies may vary, and can include electronic voting, forwarding voting instructions to the custodian or voting proxies forwarded by the custodian.

Providing Proxy Voting Information to Clients

Blackstone Credit & Insurance acknowledges that its investors have a right to information about how the Firm votes Client proxies, and Blackstone Credit & Insurance will make information available on request. The Firm also will make a copy of these policies and procedures available on request. When an investor makes a request about a particular vote, Blackstone Credit & Insurance usually will provide the following information: (1) the date of the vote; (2) a brief description of the matter voted on; (3) how (or whether) Blackstone Credit & Insurance cast the vote on the matter; and (4) any other reasonable information a limited partner might request. Proxy voting information and the procedure for obtaining such information is included in Blackstone Credit & Insurance’s Form ADV, which is available to each investor.

Books and Records

Blackstone Credit & Insurance must maintain the following additional records relating to proxy voting, which must be maintained by MOOG, or other applicable individual or group, as indicated, in an easily accessible place for five years from the end of the fiscal year during which the last entry was made on such record, the first two years of which in Blackstone Credit & Insurance’s offices.

•	A copy of these proxy voting policies and procedures (maintained by the Blackstone Credit & Insurance Legal Compliance Department);

•	A copy of each proxy statement received by Blackstone Credit & Insurance regarding Client securities;

•	A record of each vote cast by Blackstone Credit & Insurance on behalf of a Client;

1 In determining whether the cost of voting a proxy outweighs its expected benefit to Clients, the relevant Portfolio Manager may consider factors such as (1) the subject matter of the vote; (2) the additional length of time that Blackstone Credit & Insurance anticipates holding the investment; and (3) logistical issues associated with voting proxies for foreign companies.

•

A copy of all memoranda or similar documents created by Blackstone Credit & Insurance that were material to making a decision on the voting of Client securities or that memorialize the basis for that decision (maintained by relevant deal team members); and

•

A copy of each written request by an investor for information on how Blackstone Credit & Insurance voted proxies on behalf of a Client, and a copy of any written response by Blackstone Credit & Insurance to any request (written or oral) by an investor for information on how Blackstone Credit & Insurance voted proxies on behalf of the Client (maintained by the Investor Relations & Business Development group, “IRBD”).

Blackstone Credit & Insurance may satisfy the requirement to maintain copies of proxy statements received and a record of votes cast on behalf of the Clients by relying on third parties to make and retain, on behalf of Blackstone Credit & Insurance, a copy of such proxy statements and voting records, provided that Blackstone Credit & Insurance has obtained an undertaking from the third party to provide a copy of the proxy statements and voting records promptly upon request. Blackstone Credit & Insurance also may satisfy the requirement to maintain copies of proxy statements by relying on its ability to obtain a copy of a proxy statement from the SEC’s EDGAR system (to the extent that such proxy statements are available through the EDGAR system).

Proxy Voting Records

You may obtain information, without charge, regarding how the Fund voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Blackstone Liquid Credit Strategies LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements

Part A:	Financial Highlights

Part B:	The following financial statements are incorporated herein by reference to the Fund’s annual report on Form N-CSR for the year ended September 30, 2023, filed with the SEC on December 7, 2023:

Portfolio of Investments as of September 30, 2023

Statement of Assets and Liabilities as of September 30, 2023

Statement of Operations for the year ended September 30, 2023

Statement of Changes in Net Assets for the year ended September 30, 2023

Statement of Cash Flows for the year ended September 30, 2023

Financial Highlights as of September 30, 2023

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

Exhibits

(a)(1)	Declaration of Trust, dated June 20, 2017(1)

(a)(2)	Amended and Restated Declaration of Trust, dated September 27, 2017(2)

(b)	By-Laws(2)

(c)	Not Applicable

(d)	Articles V and VIII of Registrant’s Amended and Restated Agreement and Declaration of Trust are incorporated herein by reference

(e)	Dividend Reinvestment Plan(2)

(g)(1)	Investment Advisory Agreement between the Registrant and Blackstone Liquid Credit Strategies LLC (the “Adviser”)(3)

(h)(1)	Distribution Agreement between the Registrant and Blackstone Securities Partners L.P. (the “Distributor”)(3)

(h)(2)	Form of Dealer Agreement between the Distributor and Dealer(2)

(h)(3)	Distribution and Service Plan(3)

(h)(4)	Form of Amended Appendix A to Distribution and Service Plan(4)

(h)(5)	Dealer Agreement between the Distributor and UBS Financial Services Inc.(3)

(h)(6)	Intermediary Agreement between the Distributor and Morgan Stanley Smith Barney LLC(4)

(i)	Not Applicable

(j)(1)	Custody Agreement between the Registrant and The Bank of New York Mellon(2)

(j)(2)	Custody Agreement between the Adviser, on behalf of the Registrant, and UMB Bank, n.a.(2)

(k)(1)	Agency Agreement between the Registrant and SS&C GIDS, Inc. (f/k/a DST Systems, Inc.)(3)

(k)(2)	Administration, Bookkeeping and Pricing Services Agreement between the Registrant and ALPS Fund Services, Inc.(2)

(k)(3)	Report Modernization Addendum to Administration, Bookkeeping and Pricing Services Agreement(7)

(k)(4)	Expense Limitation and Reimbursement Agreement(*)

(k)(5)	Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(5)

(k)(6)	Amendment No. 1 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(5)

(k)(7)	Amendment No. 2 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(6)

(k)(8)	Amendment No. 3 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(6)

(k)(9)	Amendment No. 4 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(6)

(k)(10)	Amendment No. 5 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(7)

(k)(11)	Amendment No. 6 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(7)

(k)(12)	Amendment No. 7 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(8)

(k)(13)	Amendment No. 8 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(9)

(k)(14)	Amendment No. 9 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(9)

(k)(15)	Amendment No. 10 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia(*)

(k)(16)	Amended and Restated Multiple Class Plan(4)

(l)	Opinion and Consent of Delaware Counsel for Class I, Class D, Class T, Class T-I and Class U Shares(4)

(m)	Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm(*)

(o)	Not Applicable

(p)	Subscription Agreement(2)

(q)	Not Applicable

(r)(1)	Code of Ethics of the Adviser(8)

(r)(2)	Code of Ethics of the Registrant(9)

(s)	Power of Attorney(*)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*)	Filed herewith.
(1)	Filed on June 30, 2017 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(2)	Filed on November 22, 2017 with Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(3)	Filed on July 3, 2018 with Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(4)	Filed on November 1, 2019 with Registrant’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(5)	Filed on January 28, 2019 with the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(6)	Filed on January 27, 2020 with the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(7)	Filed on January 27, 2021 with Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(8)	Filed on January 27, 2022 with Registrant’s Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.
(9)	Filed on January 27, 2023 with Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 (File Nos. 333-219127 and 811-23270) and incorporated by reference herein.

Item 26. Marketing Arrangements

See Distribution Agreement, incorporated by reference to Exhibit (h)(1); Form of Dealer Agreement, incorporated by reference to Exhibit (h)(2); Distribution and Service Plan, incorporated by reference to Exhibit (h)(3); Form of Amended Appendix A to Distribution and Service Plan, incorporated by reference to Exhibit (h)(4); and Dealer Agreements, incorporated by reference to Exhibits (h)(5) and (h)(6).

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table shows the number of holders of securities of the Registrant as of December 31, 2023.

Title of Class	Number of Record Holders
Class I Shares	515
Class D Shares	5
Class T Shares	551
Class T-I Shares	16
Class U Shares	99

Item 30. Indemnification

See Article V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, filed as Exhibit (a) to this Registration Statement, which provides that:

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser

The descriptions of the Adviser under the caption “Management of the Fund” in the prospectus and Statement of Additional Information of this registration statement are incorporated by reference herein. Information as to the directors and officers of the Adviser together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-68243) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference. The Adviser’s principal business address is 345 Park Avenue, 31st floor, New York, NY 10154.

Item 32. Locations of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Administrator at ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, Colorado, 80203.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) Not applicable;

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant undertakes that:

a. Not applicable;

b. for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, the Registrant certifies that this post-effective amendment to the Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this post-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 29th day of January 2024.

BLACKSTONE FLOATING RATE ENHANCED INCOME FUND

By:	/s/ Robert Zable
Name: Robert Zable
Title: Chairman, President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this post-effective amendment to the Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Robert Zable Robert Zable	Chairman, President, Chief Executive Officer and Trustee (Principal Executive Officer)	January 29, 2024

/s/ Gregory Roppa Gregory Roppa	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	January 29, 2024

/s/ Edward H. D’Alelio* Edward H. D’Alelio	Trustee	January 29, 2024

/s/ Thomas W. Jasper* Thomas W. Jasper	Trustee	January 29, 2024

/s/ Gary S. Schpero* Gary S. Schpero	Trustee	January 29, 2024

/s/ Jane M. Siebels* Jane M. Siebels	Trustee	January 29, 2024

*By:	/s/ Robert Zable
Robert Zable
As Agent or Attorney-in-Fact

January 29, 2024

The original powers of attorney authorizing Robert Zable, Gregory Roppa, Marisa J. Beeney, William Renahan and Valerie Naratil to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as Exhibit (s).

SCHEDULE OF EXHIBITS TO FORM N-2

Exhibit No.	Exhibit

(k)(4)	Expense Limitation and Reimbursement Agreement

(k)(15)	Amendment No. 10 to Second Amended and Restated Credit Agreement between the Registrant and The Bank of Nova Scotia

(n)	Consent of Independent Registered Public Accounting Firm

(s)	Power of Attorney

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)